06017657

GK/MK/1464/2006

SEC file: 82-5036

SUPPL

Płock, 2 October 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

RECEIVED OCT 0 3 2006 213

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 45/2006 to 60/2006;
- PKN ORLEN S.A. Condensed Consolidated Financial Statements for the period of 6 months and 3 months ended 30 June 2006 prepared in accordance with International Financial Reporting Standards;
- PKN ORLEN S.A. Consolidated Financial Statements for the half year period ended 30 June 2006 prepared in accordance with International Financial Reporting Standards together with an Independent Auditor's Review Report
- PKN ORLEN S.A. Unconsolidated Abbreviated Financial Statements for the half year period ended 30 June 2006 together with an Independent Auditor's Review Report.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Shareholders at OGM
Released	16:52 04-Jul-06
Number	6773F

Regulatory announcement no 45/2006 dated 4th July 2006

Shareholders with at least 5% of total votes at OGM held on 27th June 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on June 27th 2006.

No	Shareholder	Number of shares registered at OGM	Number of votes	Shareholder votes at OGM dated June 27, 2006(%)	Shareholder votes in total number of votes (%)
1.	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	15 000 000	15 000 000	7.07%	3.51%
2.	ING NATIONALE-NEDERLANDEN POLSKA OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 200-406 Warszawa	14 000 000	14 000 000	6.60%	3.27%
3.	NAFTA POLSKA S.A. ul. Jasna 12 00-013 Warszawa	74 076 299	74 076 299	34.92%	17.32%
4.	STATE TREASURY ul. Krucza 36/Wspolna 6 00-522 Warszawa	43 633 897	43 633 897	20.57%	10.20%
5.	THE BANK OF NEW YORK101 Barclays Street, 22ND Floor, NY 10286, New York USA	32 875 104	32 875 104	15.50%	7.69%

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Third citation
Released	17:57 06-Jul-06
Number	8295F

Copy of the third citation from the Arbitration Court regarding the agreement penalty

Regulatory announcement no 46/2006 dated July 6th, 2006

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 5th July 2006 it received from the Arbitration Court at the Economic Chamber of the Czech Republic and Agrarian Chamber of the Czech Republic in Prague a copy of the third citation regarding the payment of the agreement penalty, submitted by Agrofert Holding a.s. headquartered in Prague. The value of the object of the dispute amounts to 409,102,494 CZK with the interests (i.e. approximately EUR 14,383,542 based on CZK/PLN and EUR/PLN average exchanges rates as of July 5th 2006, stated by National Bank of Poland).

(see also: regulatory announcements: no 27/2006 dated 10 May 2006, no 12/2006 dated 20 February 2006, no 8/2006 dated 25 January 2006, no 41/2004 dated 4 June 2004 and no 85/2003 dated 20 November 2003)

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	GOL Waived Right of First Ref
Released	08:55 13-Jul-06
Number	1397G

The Government of the Republic of Lithuania has waived its right of first refusal with respect to 53.7022% shares in AB Mazeikiu Nafta

Regulatory announcement no 47/2006 dated 13th July 2006

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN S.A.") hereby announces that on 12 July 2006, the Government of the Republic of Lithuania (the "**GOL**") irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares in AB Mazeikiu Nafta ("**Mazeikiu**") referred to in the share purchase agreement concluded on 26 May 2006 by and between Yukos International UK B.V. ("**Yukos**") and PKN ORLEN. The GOL also irrevocably consented to the transaction between Yukos and PKN ORLEN. The GOL's waiver or failure to exercise said right of first refusal was one of the conditions precedent to the consummation of the transaction between Yukos and PKN ORLEN.

Under the share purchase agreement with Yukos, PKN ORLEN will purchase 379,918,411 ordinary shares in Mazeikiu, each with a nominal value of LTL 1 (one), jointly representing approximately 53.7022% of Mazeikiu's share capital, for a total price of USD 1,492,000,000 (the equivalent of PLN 4,571,786,400 converted at the rate specified in f/x table no. 102/A/NBP/2006 announced on 26 May 2006), that is, USD 3.927 per share. The performance of the Yukos agreement remains contingent upon the fulfillment of certain other conditions precedent, such as obtaining all necessary permits, in particular European Commission competition clearance. Furthermore, pursuant to the agreement with the GOL, PKN ORLEN will purchase from the GOL a further 30.6615% equity stake in Mazeikiu.

For references see also current report no. 33/2006 of 26 May 2006 and current report no. 37/2006 of 9 June 2006.

This report was prepared based on paragraph 5 section 1.4 of the Regulation of the Minister of Finance dated 19 October 2005 on the Current and Periodic Information to be Disclosed by Issuers of Securities (Polish Journal of Laws (Dz. U.) No. 209, item 1744).

The Management Board of PKN ORLEN S.A.

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PKN ORLEN SA
SEC File
82-5036

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of shares in subsidiary
Released	16:08 01-Aug-06
Number	0779H

Sales of shares in Zaklad Budowy Aparatury

Regulatory announcement no 48/2006, dated August 1st, 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that on August 1st, 2006, on the basis of the agreement signed on July 25th 2006, the Company sold 173,830 shares of Zaklad Budowy Aparatury S.A. ("ZBA") headquartered in Plock (Poland), with a par value of PLN 100 per share, representing 96.57% of the initial capital of ZBA (and the same number of votes at the ZBA shareholders' meeting), for a total amount of PLN 15,888,062, i.e. PLN 91.40 for each share. The shares were sold to:
- PETRO Remont Sp. z o.o. - 52,149 shares for a total of PLN 4,766,418.60,
- PETRO Mechanika Sp. z o.o. - 52,149 shares for a total of PLN 4,766,418.60,
- PETRO EnergoRem Sp. z o.o. - 52,149 shares for a total of PLN 4,766,418.60,
- PETRO Eltech Sp. z o.o. - 17,383 shares for a total of PLN 1,588,806.20.

The business activities of the buyers include operating in mechanical, electrical and automation engineering. The companies specialise in the realisation of investment and repair projects in the abovementioned branches of engineering and acting as general investment contractors.

Following the above transactions, PKN ORLEN will have no further holdings in ZBA.

The book value of the sold shares in the PKN ORLEN books amounted to PLN 11,791,946.55 as of March 31st 2006.

The main business activity of ZBA includes complex equipment and construction deliveries for the chemical and energy industries and other related branches of the industry.

Except in respect to the execution of the share transfer agreements referred to above, no other relationship exists between the Company and the Company's managing or supervisory persons, and the buyers of the shares.

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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Supplement to cur.rep.33/2006
Released	08:32 04-Aug-06
Number	2496H

Supplement to the Current Report No. 33/2006 of 26 May 2006 - consents of the appropriate antitrust authorities in Ukraine and in the USA in the process of Mazeikiu Nafta shares purchase by PKN ORLEN

Regulatory announcement no 49/2006 as of August, 4th 2006

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby announces that, following the analysis of export data relating to AB Mazeikiu Nafta ("Mazeikiu"), conducted during the additional due diligence, it has been determined that (in addition to the European Commission's competition clearance) the consent of the Antimonopoly Committee of Ukraine and the appropriate antitrust authorities in the United States of America will have to be sought and obtained prior to the consummation of (i) the agreement for the purchase of 53.7022% of Mazeikiu's shares from Yukos International UK B.V. ("Yukos") and (ii) the agreement for the purchase of 30.6615% of Mazeikiu's shares from the Government of Lithuania (the "GOL") (the "Agreements"). These consent requirements are subject to the same provisions in the Agreements that govern the condition of the European Commission's consent for concentration. PKN does not expect that the requirement to obtain additional consents in Ukraine and the US will delay the closing of the transaction or increase the risks for the successful closing.

Having become aware of the requirement to obtain the consents of the Antimonopoly Committee in Ukraine and the appropriate antitrust authorities in the United States of America, PKN ORLEN would like to supplement Current Report No. 33/2006 of 26 May 2006.

See also: Regulatory announcement No. 33/2006 of 26 May 2006, Regulatory announcement No. 37/2006 of 9 June 2006 and Regulatory announcement No. 47/2006 of 13 July 2006.

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2q2006 results
Released	07:00 11-Aug-06
Number	5472H

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the second quarter of 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/5472h_-2006-8-11.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

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POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD OF 6 MONTHS AND 3 MONTHS ENDED 30 JUNE 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated Quarterly Report QSr II quarter / 2006

quarter / (current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the II quarter of the reporting year 2006, that is for the period from 1 January 2006 to 30 June 2006 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated In the Polish functional currency (PLN) and condensed financial statements prepared in accordance with International Financial Reporting Standards with amounts stated In the Polish functional currency (PLN)

on 11 August 2006
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	**CHEMICAL (che)**
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	PŁOCK
(zip code)	(location)
CHEMIKÓW	7
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

==

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	II quarter cummulative date period from 1.01.2006 to 30.06.2006	II quarter cummulative date period from 1.01.2005 to 30.06.2005	II quarter cummulative date period from 1.01.2006 to 30.06.2006	II quarter cummulative date period from 1.01.2005 to 30.06.2005
Data in respect of MSSF consolidated financial statement				
I. Total sales revenues	24 875 187	16 760 956	6 377 926	4 297 461
II. Profit from operations*	1 650 894	3 413 030	423 284	875 091
III. Profit before tax*	1 648 094	3 634 730	422 567	931 934
IV. Net profit*	1 245 980	3 227 739	319 466	827 583
V. Net cash provided by operating activities	1 127 097	1 645 858	288 984	421 993
VI. Net cash used in investing activities	(689 644)	(1 313 477)	(176 823)	(336 772)
VII. Net cash provided by / (used in) financing activities	(373 006)	314 024	(95 637)	80 515
VIII. Net change in cash and cash equivalents	64 445	646 405	16 524	165 736
	as of 30.06.2006	as of 31.12.2005	as of 30.06.2006	as of 31.12.2005
IX. Non-current assets	20 673 508	20 885 532	5 112 902	5 165 339
X. Current assets	14 893 045	12 518 779	3 683 297	3 096 102
XI. Total Assets	35 566 553	33 404 311	8 796 199	8 261 441
XII. Long-term liabilities	5 445 872	5 553 853	1 346 855	1 373 560
XIII. Short-term liabilities	9 073 627	8 537 469	2 244 059	2 111 458
XIV. Equity	21 047 054	19 312 989	5 205 286	4 776 423
XV. Share capital**	1 057 635	1 057 635	261 571	261 571
XVI. Equity attributable to equity holders of the parent	18 179 630	16 696 511	4 496 125	4 129 325
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	49,21	45,15	12,17	11,17

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	II quarter cummulative date period from 1.01.2006 to 30.06.2006	II quarter cummulative date period from 1.01.2005 to 30.06.2005	II quarter cummulative date period from 1.01.2006 to 30.06.2006	II quarter cummulative date period from 1.01.2005 to 30.06.2005
Data in respect of MSSF unconsolidate financial statement				
I. Total sales revenues	15 158 938	9 748 797	3 886 708	2 499 563
II. Profit from operations	1 080 784	1 327 736	277 110	340 428
III. Profit before tax	1 589 289	1 631 074	407 489	418 203
IV. Net profit	1 400 836	1 293 245	359 170	331 584
V. Net cash provided by operating activities	85 848	718 589	22 011	184 244
VI Net cash used in investing activities	(313 529)	(944 093)	(80 388)	(242 063)
VII. Net cash provided by financing activities	109 911	255 838	28 181	65 597
VIII. Net change in cash and cash equivalents	(117 770)	30 334	(30 196)	7 778
IX. Basic and diluted earnings per share in Polish Zloty/EUR	3,28	3,02	0,84	0,78
	as of 30.06.2006	as of 31.12.2005	as of 30.06.2006	as of 31.12.2005
X. Non - current assets	11 817 001	11 921 862	2 922 541	2 948 475
XI. Current assets	9 197 073	7 288 258	2 274 589	1 802 507
XII. Total assets	21 014 074	19 210 120	5 197 130	4 750 982
XIII. Long-term liabilities	2 299 381	2 302 788	568 675	569 518
XIV. Short-term liabilities	4 482 692	4 042 629	1 108 644	999 809
XV. Equity	14 232 001	12 864 703	3 519 810	3 181 655
XVI. Share capital**	1 057 635	1 057 635	261 571	261 571
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	33,27	30,08	8,23	7,44

* Incl. in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol Group in the amount of PLN 1,893,688

** Share capital after revaluation in accordance with IAS 29.

The above data for II quarter 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published as of 30 June 2006 – 4.0434 PLN/EUR
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2006) – 3.9002 PLN/EUR

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 June 2006 (unaudited)	31 December 2005
	(in PLN thousand)	
ASSETS		
Non-current assets		
Property, plant and equipment	18 613 294	18 510 754
Goodwill	27 075	17 630
Intangible assets	615 039	610 984
Long-term financial investments	580 111	550 984
Investments in associates	632 082	1 025 077
Loans (granted)	7 726	7 145
Deferred tax assets	79 192	62 131
Investment property	29 648	11 557
Perpetual usufruct of land	77 223	76 172
Other non-current assets	12 118	13 098
Total non-current assets	**20 673 508**	**20 885 532**
Current assets		
Inventory	6 811 292	6 113 237
Trade and other receivables	6 404 496	4 777 638
Income tax receivable	36 597	49 567
Short-term investments	141 995	104 938
Short-term prepayments	186 387	145 853
Cash and cash equivalents	1 190 591	1 126 803
Other financial assets	58 057	111 899
Non-current assets clasiffied as held for sale	63 630	88 844
Total current assets	**14 893 045**	**12 518 779**
Total assets	**35 566 553**	**33 404 311**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**
Share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Nominal share premium	**1 227 253**	**1 227 253**
Hedging reserve	28 151	60 075
Foreign exchange differences on subsidiaries from consolidation	109 961	(156 014)
Retained earnings :	15 756 630	14 507 562
Incl. net profit attributable to equity holders of the parent of the current year	1 245 980	4 585 132
Total equity (attributable to equity holders of the parent company)	**18 179 630**	**16 696 511**
Minority interest	2 867 424	2 616 478
Total equity	**21 047 054**	**19 312 989**
Long-term liabilities		
Interest-bearing loans and borrowings	3 306 153	3 405 978
Provisions	995 879	956 991
Deferred tax liabilities	978 290	1 020 159
Other long-term liabilities	165 550	170 725
Total long-term liabilities	**5 445 872**	**5 553 853**
Short-term liabilities		
Trade and other liabilities and accrued expenses	7 186 409	6 684 050
Provisions	589 815	683 273
Income tax liability	102 033	35 711
Interest-bearing loans and borrowings	1 149 307	1 110 819
Deferred income	22 226	19 265
Other short-term financial liabilities	23 837	4 351
Total short-term liabilities	**9 073 627**	**8 537 469**
Total equity and liabilities	**35 566 553**	**33 404 311**

* Share capital after revaluation in accordance with IAS 29.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
	(in PLN thousand)	
Operating activities		
Net sales revenues		
Sales of finished goods	24 035 951	16 094 326
Excise tax and other charges	(5 847 681)	(5 055 388)
Revenues from sale of finished goods, net	18 188 270	11 038 938
Sales of merchandise and raw materials	7 070 805	5 788 036
Excise tax and other charges	(383 888)	(66 018)
Revenues from sale of merchandise and raw materials, net	6 686 917	5 722 018
Total sales revenues	**24 875 187**	**16 760 956**
Cost of finished goods sold	(15 442 906)	(8 311 385)
Cost of merchandise and raw materials sold	(6 046 321)	(5 105 129)
Gross profit on sales	**3 385 960**	**3 344 442**
Distribution expenses	(1 274 414)	(1 036 387)
General and administrative expenses	(538 483)	(422 805)
Other operating revenues*	245 924	2 065 201
Other operating expenses	(169 373)	(566 816)
Profit on the sale of all or part of shares of related parties	1 280	29 395
Profit from operations	**1 650 894**	**3 413 030**
Financial revenues	224 761	368 760
Financial expenses	(326 746)	(258 124)
Net financial revenues and expenses	**(101 985)**	**110 636**
Share in profit from investments accounted for under equity method	99 185	111 064
Profit before tax	**1 648 094**	**3 634 730**
Income tax expense	(292 034)	(390 728)
Net profit	**1 356 060**	**3 244 002**
incl.		
Minority interest	110 080	16 263
Net profit attributable to equity holders of the parent	**1 245 980**	**3 227 739**

* Incl. in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol Group in the amount of PLN 1,893,688 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 3 months ended 30 June 2006 (unaudited)	for 3 months ended 30 June 2005 (unaudited)
Operating activities		
Net sales revenues		
Sales of finished goods	13 228 853	9 214 149
Excise tax and other charges	(3 084 038)	(2 746 064)
Revenues from sale of finished goods, net	10 144 815	6 468 085
Sales of merchandise and raw materials	3 628 113	3 518 721
Excise tax and other charges	(228 390)	(31 758)
Revenues from sale of merchandise and raw materials, net	3 399 723	3 486 963
Total sales revenues	**13 544 538**	**9 955 048**
Cost of finished goods sold	(8 300 435)	(5 174 688)
Cost of merchandise and raw materials sold	(3 161 277)	(2 907 608)
Gross profit on sales	**2 082 826**	**1 872 752**
Distribution expenses	(628 611)	(546 971)
General and administrative expenses	(292 293)	(224 034)
Other operating revenues*	113 184	1 986 530
Other operating expenses	(74 959)	(502 595)
Profit on the sale of all or part of shares of related parties	-	29 395
Profit from operations	**1 200 147**	**2 615 077**
Financial revenues	77 779	322 581
Financial expenses	(158 501)	(184 073)
Net financial revenues and expenses	**(80 722)**	**138 508**
Share in profit from investments accounted for under equity method	52 433	60 374
Profit before tax	**1 171 858**	**2 813 959**
Income tax expense	(213 951)	(248 491)
Net profit	**957 907**	**2 565 468**
incl.		
Minority interest	76 904	5 256
Net profit attributable to equity holders of the parent	**881 003**	**2 560 212**

* Incl. in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol Group in the amount of PLN 1,893,688 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
	(in PLN thousand)	
Cash flows - operating activities		
Net profit	**1 356 060**	**3 244 002**
Adjustments for:		
Share in profit from investments accounted for under equity method	(99 185)	(111 064)
Depreciation	976 473	629 152
Interest and dividend received, net	83 030	20 578
Income tax expense	292 034	390 728
(Profit) / Loss on investing activities	(52 741)	64 668
(Increase) in receivables	(1 123 563)	(336 321)
(Increase) in inventories	(600 352)	(1 299 286)
Increase in liabilities and accruals	593 265	1 193 782
Increase/ (Decrease) in provisions	(61 130)	420 810
Other*	76 719	(2 226 904)
Income tax paid	(313 513)	(344 287)
Net cash provided by operating activities	**1 127 097**	**1 645 858**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(791 923)	(889 194)
Proceeds from the sale of property, plant and equipment and intangible assets	83 606	19 559
Proceeds from the sale of shares	80 428	76 305
Acquisition of shares	(33 927)	(1 347 186)
Acquisition of short-term securities	(95 718)	(81 818)
Proceeds from the sale of short-term securities	56 038	963 547
Interest and dividends received	12 916	124 135
Loans repaid / (granted)	3 745	558
Other	(4 809)	(179 383)
Net cash used in investing activities	**(689 644)**	**(1 313 477)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans**	4 088 184	929 876
Repayment of long and short-term borrowings and loans**	(4 360 018)	(540 482)
Interest paid	(88 436)	(59 261)
Other	(12 738)	(16 109)
Net cash provided by / (used in) financing activities	**(373 008)**	**314 024**
Net change in cash and cash equivalents	**64 445**	**646 405**
Effect of exchange rate changes	(657)	(281)
Cash and cash equivalents, beginning of the period	**1 126 803**	**729 503**
Cash and cash equivalents, end of period	**1 190 591**	**1 375 627**
Incl. cash and cash equivalents not available for use	98 319	89 599

* Incl. in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol Group in the amount of PLN 1,893,688 thousand
** incl. refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable term of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**60 075**	**(156 014)**	**14 507 562**	**2 616 478**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	265 975	-	147 558	413 533
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	1 245 980	-	1 245 980
Hedge accounting - cash flow hedges	-	-	-	-	(31 924)	-	-	-	(31 924)
Minority interest	-	-	-	-	-	-	-	110 080	110 080
Change in shareholders structure	-	-	-	-	-	-	-	(6 692)	(6 692)
Other	-	-	-	-	-	-	3 088	-	3 088
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**28 151**	**109 961**	**15 756 630**	**2 867 424**	**21 047 054**

	Nominal share capital	Share capital revaluation adjustment	Share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 648**	**(9 444)**	**10 828 516**	**439 706**	**13 631 314**
Dividend	-	-	-	-	-	-	(911 020)	-	(911 020)
Foreign exchange differences on consolidation	-	-	-	-	-	(34 088)	-	-	(34 088)
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	3 227 739	-	3 227 739
Hedge accounting - cash flow hedges	-	-	-	-	(18 442)	-	-	-	(18 442)
Minority interest	-	-	-	-	-	-	-	16 263	16 263
Change in shareholders structure	-	-	-	-	-	-	-	2 166 737	2 166 737
Other	-	-	-	-	-	-	(2 428)	-	(2 428)
30 June 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**69 206**	**(43 532)**	**13 142 807**	**2 622 706**	**18 076 075**

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

The statement of changes in consolidated equity regarding profits and losses of 6 months ended 30 June 2006 and 30 June 2005

	for 6 months ended 30 June 2006	for 6 months ended 30 June 2005
	(unaudited)	(unaudited)
Cash flow hedges	(31 924)	(18 442)
Foreign exchange differences on consolidation	265 975	(34 088)
Other	3 088	(2 428)
Net profits / (losses) attributable to equity holders of the parent recognized directly in equity	237 139	(54 958)
Net profit attributable to equity holders of the parent for the period	1 245 980	3 227 739
Profit and loss recognized in the current period and directly in equity, total	**1 483 119**	**3 172 781**

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 June 2006 (unaudited)	31 December 2005
	(in PLN thousand)	
ASSETS		
Non-current assets		
Property, plant and equipment	7 710 837	7 808 558
Intangible assets	32 043	29 100
Long-term financial investments	40 647	40 144
Investments in associates	3 916 188	3 915 547
Loans (granted)	1 406	1 744
Perpetual usufruct of land	63 464	61 057
Other non-current assets	52 416	65 712
Total non-current assets	**11 817 001**	**11 921 862**
Current assets		
Inventory	4 754 145	4 021 063
Trade and other receivables	4 135 055	2 726 092
Income tax receivable	760	22 128
Short-term prepayments	74 267	58 702
Cash and cash equivalents	164 926	283 509
Other financial assets	49 978	104 295
Non-current assets clasiffied as held for sale	17 942	72 469
Total current assets	**9 197 073**	**7 288 258**
Total assets	**21 014 074**	**19 210 120**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**
Share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Nominal share premium	**1 227 253**	**1 227 253**
Hedging reserve	44 902	78 440
Retained earnings :	11 902 211	10 501 375
incl. net profit**	1 400 836	2 527 214
accumulated profit/loss from previous years	2 527 214	858 231
Total equity	**14 232 001**	**12 864 703**
Long-term liabilities		
Interest-bearing loans and borrowings	1 425 931	1 374 165
Provisions	635 810	605 100
Deferred tax liabilities	237 640	323 523
Total long-term liabilities	**2 299 381**	**2 302 788**
Short-term liabilities		
Trade and other liabilities and accrued expenses	3 774 023	3 436 942
Provisions	484 791	574 472
Income tax liability	20 123	-
Interest-bearing loans and borrowings	180 016	30 007
Deferred income	1 129	1 168
Other short-term financial liabilities	22 610	40
Total short-term liabilities	**4 482 692**	**4 042 629**
Total equity and liabilities	**21 014 074**	**19 210 120**

* share capital after revaluation in accordance with IAS 29
** net profit for 12 months of 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
	(in PLN thousand)	
Operating activities		
Net sales revenues		
Sales of finished goods	16 041 604	13 615 662
Excise tax and other charges	(4 480 421)	(4 679 880)
Revenues from sale of finished goods, net	11 561 183	8 935 782
Sales of merchandise and raw materials	3 887 111	1 100 646
Excise tax and other charges	(289 356)	(287 631)
Revenues from sale of merchandise and raw materials, net	3 597 755	813 015
Total sales revenues	**15 158 938**	**9 748 797**
Cost of finished goods sold	(9 723 336)	(6 467 785)
Cost of merchandise and raw materials sold	(3 345 478)	(620 161)
Gross profit on sales	**2 090 124**	**2 660 851**
Distribution expenses	(726 715)	(702 616)
General and administrative expenses	(248 317)	(245 267)
Other operating revenues	62 775	69 260
Other operating expenses	(97 083)	(454 492)
Profit from operations	**1 080 784**	**1 327 736**
Financial revenues**	591 443	493 687
Financial expenses	(82 938)	(190 349)
Net financial revenues and expenses	**508 505**	**303 338**
Profit before tax	**1 589 289**	**1 631 074**
Income tax expense***	(188 453)	(337 829)
Net profit	**1 400 836**	**1 293 245**
Basic and diluted earnings (per share in Polish Zloty)*	**3,28**	**3,02**

* in the period of 6 months ended 30 June 2006 and 30 June 2005 there was no additional shares issue.
**including dividend form Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 6 months ended 30 June 2006 and PLN 83,290 thousands in the period of 6 months ended 30 June 2005
*** dividends (received and due) are excluded from the tax base which reduced the effective tax rate in a significant manner

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 3 months ended 30 June 2006	for 3 months ended 30 June 2005
	(unaudited)	(unaudited)
	(in PLN thousand)	
Operating activities		
Net sales revenues		
Sales of finished goods	8 608 807	7 247 685
Excise tax and other charges	(2 356 126)	(2 380 146)
Revenues from sale of finished goods, net	6 252 681	4 867 539
Sales of merchandise and raw materials	2 335 696	736 436
Excise tax and other charges	(166 892)	(277 772)
Revenues from sale of merchandise and raw materials, net	2 168 804	458 664
Total sales revenues	**8 421 485**	**5 326 203**
Cost of finished goods sold	(5 095 604)	(3 505 670)
Cost of merchandise and raw materials sold	(2 031 591)	(357 854)
Gross profit on sales	**1 294 290**	**1 462 679**
Distribution expenses	(364 374)	(370 248)
General and administrative expenses	(128 313)	(120 829)
Other operating revenues	35 353	35 022
Other operating expenses	(65 604)	(404 905)
Profit from operations	**771 352**	**601 719**
Financial revenues*	555 640	461 321
Financial expenses	(41 721)	(137 887)
Net financial revenues and expenses	**513 919**	**323 434**
Profit before tax	**1 285 271**	**925 153**
Income tax expense**	(132 282)	(205 701)
Net profit	**1 152 989**	**719 452**

* including dividend from Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 6 months ended 30 June 2006 and PLN 83,290 thousand in the period of 6 moths ended 30 June 2005
** dividends (received and due) are excluded from the tax base which reduced the effective tax rate in a significant manner

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2006	for 6 months ended 30 June 2005
	(unaudited)	(unaudited)
	(in PLN thousand)	
Cash flows - operating activities		
Net profit	**1 400 836**	**1 293 245**
Adjustments for:		
Depreciation	440 397	410 366
Interest and dividend received, net*	(516 830)	(129 400)
Income tax expense	188 453	337 829
(Profit) / Loss on investing activities	4 391	(48 331)
(Increase) in receivables	(986 900)	(246 806)
(Increase) in inventories	(733 082)	(1 131 018)
Increase in liabilities and accruals	500 232	310 227
Increase/ (Decrease) in provisions	(49 486)	370 081
Other	70 684	(165 569)
Income tax paid	(232 847)	(282 035)
Net cash provided by operating activities	**85 848**	**718 589**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(518 849)	(469 518)
Proceeds from the sale of property, plant and equipment and intangible assets	2 639	6 505
Proceeds from the sale of shares in Naftoport Sp. z o.o.	-	67 692
Proceeds from the sale of subsidiaries	4 720	8 141
Proceeds from the sale of shares in AWSA Holland	73 007	-
Acquisition of shares**	(33 587)	(1 562 335)
Proceeds from the sale of short-term securities	-	810 977
Interest and dividends received	45 811	128 603
Proceeds from repayment of loans granted to subsidiaries	338	240 248
Proceeds / payments related to acquistion of receivables due from Unipetrol a.s Group	113 367	(176 707)
Other	(975)	2 301
Net cash used in investing activities	**(313 529)**	**(944 093)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans***	1 608 726	371 706
Repayment of long and short-term borrowings and loans***	(1 466 567)	(91 532)
Interest paid	(32 248)	(24 336)
Net cash provided by financing activities	**109 911**	**255 838**
Net change in cash and cash equivalents	**(117 770)**	**30 334**
Effect of exchange rate changes	(813)	(668)
Cash and cash equivalents, beginning of the period	**283 509**	**285 952**
Cash and cash equivalents, end of period	**164 926**	**315 618**

* including dividend from Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 6 months ended 30 June 2006 and PLN 83,290 thousand in the period of 6 moths ended 30 June 2005
** including in 2005 the entire amount relates to acquisition of the Unipetrol Group
***including refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable term of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	1 400 836	1 400 836
Hedge accounting - cash flow hedges	-	-	-	-	(33 538)	-	(33 538)
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**44 902**	**11 902 211**	**14 232 001**

	Nominal share capital	Share capital revaluation adjustment	Share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 stycznia 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 396**	**8 885 384**	**11 274 668**
Dividend	-	-	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	-	-	1 293 245	1 293 245
Hedge accounting - cash flow hedges	-	-	-	-	(7 823)	-	(7 823)
30 June 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**96 573**	**9 267 609**	**11 649 070**

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

The statement of changes in unconsolidated equity regarding profits and losses of 6 months ended 30 June 2006 and 30 June 2005

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Cash flow hedges	(33 538)	(7 823)
Net (Losses) recognized directly in equity	(33 538)	(7 823)
Net profit for the period	1 400 836	1 293 245
Profit and loss recognized in the current period and directly in equity, total	**1 367 298**	**1 285 422**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Capital Group", "Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Plock , 7 Chemikow Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spolka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spolka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

The Group's operations comprise of refining of crude oil and manufacture of a wide range of petroleum products, petrochemical and chemical products, delivery as well as wholesale and retail sale of these products.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 21 July 2006 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company shares, the Polish State Treasury 10.20% shares, Bank of New York (as a depositary) held 7,15% shares and other shareholders owned 65.33% of the Company shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR II QUARTER 2006

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these condensed consolidated financial statements is compliant with IAS 34 "Interim financial reporting".
As of 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

The condensed consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investments properties stated at fair value.

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 30 June 2006 and the comparative period from 1 January to 30 June 2005.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 30 June 2006 and 31 December 2005, results of its operations for the 3 and 6 months periods ended 30 June 2006 and 30 June 2005 as well as results of its cash flows for the 6 months periods ended 30 June 2006 and 30 June 2005.

The condensed consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and unconsolidated balance sheet, condensed consolidated and unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of

(all amounts in PLN thousand)

securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 30 June 2006 and the comparative period from 1 January to 30 June 2005.
According to the paragraph § 87.1 of the Decree the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report.

3. Accounting principles

In the current period the Group did not introduce substantial changes into accounting principles compared to the ones applied in 2005. Accounting principles applied by the Parent and the PKN ORLEN capital Group in the period covered by these financial statements were presented in published unconsolidated and consolidated annual report for 2005.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent Company and presentation currency of the foregoing condensed consolidated financial statements is polish zloty.
Financial statements of foreign entities, for consolidation purposes are translated into polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were converted in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 June 2006 – PLN 4.0434 / EUR, for 31 December 2005 – PLN 3.8598 / EUR,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 30 June 2006 – PLN 3.9002 / EUR; for the period from 1 January 2005 to 30 June 2005 the rate was PLN 4.0805 / EUR.

The financial data denominated in CZK were converted in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 June 2006 – PLN 0.1421 / CZK, for 31 December 2005 – PLN 0.1329 / CZK,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 30 June 2006 – PLN 0.1374 / EUR.

5. Companies included in the consolidated financial statements

These condensed consolidated financial statements comprise PKN ORLEN S.A. as a Parent Company and following entities belonging to the Group located mainly in Poland, Czech Republic and Germany as at 30 June 2006:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS *

REFINING SEGMENT

- Capital Group of ORLEN Gaz Sp. z o.o 100 % [1]
- Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [2]
- ORLEN PetroCentrum Sp. z o.o 100 %
- Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [3]
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 100 %
- Capital Group of ORLEN Deutschland AG 100 % [4]
- ORLEN Upstream Sp. z o.o. 100%
- Capital Group of Rafineria Trzebinia S.A. 77 % [5]
- Capital Group of SHIP - SERVICE S.A. 61 % [6]
- Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [7]
- ORLEN Asfalt Sp. z o.o. 100 %
- Capital Group of ORLEN Oil Sp. z o.o. 100 % [8]
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 52 %
- Capital Group of UNIPETROL a.s. 63 % [9] (Refining, Chemical and Petrochemical segments)

CHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [9]
- Capital Group of Zakłady Azotowe "Anwil" S.A. 84 % [10]

PETROCHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [9]
- Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [11]

UNALLOCATED SEGMENT

- Motell Sp. z o.o. 35 %
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- WISŁA Płock Sportowa SA 100 %
- Petromor Sp. z o.o. 51 %
- Capital Group of ORLEN Medica Sp. z o.o. 100 % [12]
- ORLEN Administracja Sp. z .o. o. 100 %
- POILEN Sp. z o.o. 25%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- Capital Group of Zakład Budowy Aparatury S.A. 97 % [13]
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- Polkomtel S.A. 19,61%
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- Raf Lab Sp. z o.o. 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 97 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- B.H.T. Dromech S.A. w upadłości 81 %
- Niezależny Operator Międzystrefowy Sp. z o.o. 35 %
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- Chemiepetrol GmbH 20 %
- ORLEN EKO Sp. z o.o. 100 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- Capital Group of Płocki Park Przemysłowo Technologiczny S.A. 50% [14]

* The scheme does not include the Parent Company, whose activities were allocated to all business segments

Entities consolidated as at 30 June 2006.

(all amounts in PLN thousand)

THE LIST OF COMPANIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of capital group	Share in total voting rights
1. Capital Group of ORLEN Gaz Sp. z o.o.	100%
including:	
Przedsiębiorstwo Gazyfikacji Bezprzewodowej S.A.	100%
2. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petromont Sp. z o.o.	85%
Petro-Ukraina LTD	80%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%
Petrooktan Sp. z o.o.	51%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
4. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
Hermann Eggert Mineraloelvertriebs GmbH	100%
5. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Sp. z o.o.	100%
Naftowax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
Ekonaft Sp. z o.o.	99%
6. Capital Group of Ship Service S.A.	61%
including:	
Ship-Service Agro Sp. z o.o.	100%
UAB Ship-Service Klaipeda	50%
7. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran Petromex Sp. z o.o.	51%
Ran-Watt Sp. z o.o. in liquidation	51%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights
8. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil CZ s.r.o.	49%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o.	25%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
9. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of CHEMOPETROL a.s.	100%
including:	
UNIPETROL DOPRAVA, a.s.	100%
B.U.T. s.r.o.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
POLYMER INSTITUTE BRNO spol. S.r.o.	100%
HC CHEMOPETROL a.s.	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA Gmbh	100%
UNIPETROL (UK) LIMITED	100%
ALIACHEM BENELUX B.V.	100%
ALIACHEM USA Inc.	100%
UNIPETROL POLSKA Sp. z o.o. in liquidation	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
ALIACHEM ITALIA S.r.l.	90%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
including:	
Paramo Trysk a.s.	100%
PETROTRANS a.s.	100%
ČS Žilina s.r.o.	100%
ČS Smižany ws.r.o.	100%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights
ČS Milhosť s.r.o.	100%
BENZINA Trade a.s. in liquidation	100%
Capital Group of UNIPETROL RAFINÉRIE a.s.	100%
including:	
UNIRAF SLOVENSKO s.r.o.	100%
Capital Group of KAUČUK a.s.	100%
including:	
K-PROTOS a.s.	100%
Capital Group of SPOLANA a.s.	82%
including:	
NeraPharm spol. s.r.o.	100%
Capital Group of PARAMO a.s.	74%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%
Capital Group of AGROBOHEMIE a.s.	50%
including:	
Lovochemie a.s.	100%
including:	
AGROSLUŽBY ŽATEC a.s.	43%
Synthesia a.s.	55%
Capital Group of Synthesia a.s.	39%
including:	
OSTACOLOR s.r.o.	100%
Ostacolor Polska Sp. z o.o.	100%
Fatra, a.s.	100%
including:	
FATRA-HIF, s.r.o.	100%
Energetika Chropyně, a.s.	100%
Výzkumný ústav organických syntéz a.s.	100%
SynBiol, a.s.	100%
10. Capital Group of Zakłady Azotowe "Anwil" S.A.	84%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp.z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%

Name of capital group	Share in total voting rights
13. Capital Group of Zakład Budowy Aparatury S.A.	97%
including:	
PetroKor Sp. z o.o.	20%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Edukacji Sp. z o.o.	69%
Centrum Komercjalizacji Technologii Sp. z o.o.	100%

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Impairment of assets

3.1.1. Impairment of property, plant and equipment

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	803 037	182 105
Additions during the period 1 April - 30 June	7 082	164 336
Disposals during the period 1 April - 30 June	(6 393)	(12 237)
Closing balance as at 30 June	**803 726**	**334 204**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	806 644	206 502
Additions during the period 1 January - 30 June	24 036	167 656
Disposals during the period 1 January - 30 June	(26 954)	(39 954)
Closing balance as at 30 June	**803 726**	**334 204**

3.1.2. Impairment of construction in progress

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	50 306	42 713
Additions during the period 1 April - 30 June	81	3 696
Disposals during the period 1 April - 30 June	-	(254)
Closing balance as at 30 June	**50 387**	**46 155**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	51 064	46 526
Additions during the period 1 January - 30 June	111	3 696
Disposals during the period 1 January - 30 June	(788)	(4 067)
Closing balance as at 30 June	**50 387**	**46 155**

3.1.3. Impairment of intangible assets

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	60 862	7 942
Additions during the period 1 April - 30 June	41	333
Disposals during the period 1 April - 30 June	(174)	(573)
Closing balance as at 30 June	**60 729**	**7 702**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	61 055	7 919
Additions during the period 1 January - 30 June	43	614
Disposals during the period 1 January - 30 June	(369)	(831)
Closing balance as at 30 June	**60 729**	**7 702**

(all amounts in PLN thousand)

3.1.4. Impairment of long term financial investments (shares)

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	142 526	78 404
Additions during the period 1 April - 30 June	21 383	6 778
Disposals during the period 1 April - 30 June	(257)	(5 672)
Closing balance as at 30 June	**163 652**	**79 510**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	144 701	78 370
Additions during the period 1 January - 30 June	21 586	6 841
Disposals during the period 1 January - 30 June	(2 635)	(5 701)
Closing balance as at 30 June	**163 652**	**79 510**

3.1.5. Receivables allowances

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	604 075	475 078
Additions during the period 1 April - 30 June	50 242	275 473
Disposals during the period 1 April - 30 June	(46 788)	(33 357)
Closing balance as at 30 June	**607 529**	**717 194**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	600 134	474 235
Additions during the period 1 January - 30 June	85 783	295 830
Disposals during the period 1 January - 30 June	(78 388)	(52 871)
Closing balance as at 30 June	**607 529**	**717 194**

3.1.6. Inventory allowances

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	61 434	6 452
Additions during the period 1 April - 30 June	4 386	32 092
Disposals during the period 1 April - 30 June	(7 695)	(1 751)
Closing balance as at 30 June	**58 125**	**36 793**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	66 006	11 657
Additions during the period 1 January - 30 June	20 006	32 092
Disposals during the period 1 January - 30 June	(27 887)	(6 956)
Closing balance as at 30 June	**58 125**	**36 793**

(all amounts in PLN thousand)

3.2 Provisions for liabilities

3.2.1 Deferred tax liabilities

Data for 2nd quarter	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 April	944 571	450 032
Additions during the period 1 April - 30 June	102 252	755 735
Disposals during the period 1 April - 30 June	(68 533)	(122 044)
Closing balance as at 30 June	**978 290**	**1 083 723**

Cumulative data for 2 quarters	2006 (unaudited)	2005 (unaudited)
Opening balance as at 1 January	1 020 159	458 512
Additions during the period 1 January - 30 June	151 926	787 136
Disposals during the period 1 January - 30 June	(193 795)	(161 925)
Closing balance as at 30 June	**978 290**	**1 083 723**

3.2.2. Other provisions

Data for 2nd quarter 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Opening balance as at 1 April 2006	558 257	217 137	154 379	524 441	139 587	1 593 801
Additions during the period 1 April - 30 June	4 504	6 455	-	4 793	9 278	25 030
Disposals during the period 1 April - 30 June	(2 770)	(3 760)	(8 492)	(10 818)	(7 297)	(33 137)
Closing balance as at 30 June 2006	**559 991**	**219 832**	**145 887**	**518 416**	**141 568**	**1 585 694**

Cumulative data for 2 quarters 2006 cumulative (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Opening balance as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	1 640 264
Additions during the period 1January - 30 June 2006	7 382	10 999	-	14 649	12 542	45 572
Disposals during the period 1 January - 30 June 2006	(5 698)	(7 572)	(53 331)	(22 339)	(11 202)	(100 142)
Closing balance as at 30 June 2006	**559 991**	**219 832**	**145 887**	**518 416**	**141 568**	**1 585 694**
incl.						
Closing balance of long term provisions as at 30 June 2006	**493 119**	**200 807**	**68 718**	**129 384**	**73 141**	**965 169**
Closing balance of short term provions as at 30 June 2006	**66 872**	**19 025**	**77 169**	**389 032**	**68 427**	**620 525**

(all amounts in PLN thousand)

Data for 2nd quarter 2005 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Opening balance as at 1 April 2005	497 338	197 924	70 000	89 849	81 205	**936 316**
Additions during the period 1 April - 30 June 2005	67 426	17 218	54 187	376 164*	84 115	**599 110**
Disposals during the period 1 April - 30 June 2005	(14 243)	(8 730)	-	(1 609)	(32 255)	**(56 837)**
Closing balance as at 30 June 2006	**550 521**	**206 412**	**124 187**	**464 404**	**133 065**	**1 478 589**

* incl. provision for the negative financial impact of execution of the agreements concerning the disposal of portion of of assets and liabilities of Unipetrol Group

Cumulative data for 2 quarters 2005 cumulative (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Opening balance as at 1 January 2005	501 702	197 446	70 000	87 982	68 604	925 734
Additions during the period 1 January - 30 June 2005	67 426	18 445	54 187	378 908*	97 096	**616 062**
Disposals during the period 1 January - 30 June 2005	(18 607)	(9 479)	-	(2 486)	(32 635)	**(63 207)**
Closing balance as at 30 June 2005	**550 521**	**206 412**	**124 187**	**464 404**	**133 065**	**1 478 589**
Incl.						
Closing balance of long term provisions as at 30 June 2005	**430 961**	**182 529**	**73 169**	**36 573**	**54 640**	**777 872**
Closing balance of short term provions as at 30 June 2005	**119 560**	**23 883**	**51 018**	**427 831**	**78 425**	**700 717**

* incl. provision for the negative financial impact of execution of the agreements concerning the disposal of portion of of assets and liabilities of Unipetrol Group

3.3. Goodwill

	30 June 2006 (unaudited)	31 December 2005
ORLEN PetroTank Sp. z o.o.	11 298	11 298
Ship Service S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN PetroZachód Sp. z o.o.	9 887	-
Other	1 570	2 012
Total	**27 075**	**17 630**

The changes of goodwill in the period of 6 months of 2006 and 2005 were as follows:

	6 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)
Goodwill, beginning of the period	17 630	20 501
ORLEN PetroZachód Sp. z o.o.	9 887	-
Other additions	175	-
Impairment	(617)	-
Goodwill, end of the period	**27 075**	**20 501**

(all amounts in PLN thousand)

3.4. Interest-bearings loans and borrowings

	30 June 2006 (unaudited)	31 December 2005
Bank loans	3 847 094	3 956 721
Borrowings	7 978	13 065
Debt securities	600 388	547 011
Total	**4 455 460**	**4 516 797**
Including:		
Short-term	1 149 307	1 110 819
Long-term	3 306 153	3 405 978

The value of interest-bearing loans and borrowings drawn by The Group decreased during 6 months ended 30 June 2006 by PLN 61,337 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign loans translated to PLN

    USD 218,269 thousands (PLN 695,993 thousand) in consortium of banks (BTM acting as Agent) – At 2006 there was a translation of portion USD 215,910 thousand to EUR 181,061 thousands

    EUR 171,596 thousands (PLN 663 098 thousands) in consortium of banks (BTM acting as Agent)

    EUR 15,836 thousands (PLN 64,031 thousands) in consortium of banks Societe Generale acting as Agent

    EUR 9,789 thousands (PLN 39,580 thousand) in Bank Pekao S.A.

- drawing of loans in PLN:

    PLN 106,808 thousands in BH w Warszawie S.A.
    PLN 103,200 thousands in PKO BP S.A.
    PLN 29,259 thousands in Bank Pekao S.A.
    PLN 21,560 thousands in BPH S.A.
    PLN 16,653 thousands in Kredyt Bank S.A.
    PLN 14,344 thousands in Bank Ochrony Środowiska S.A.
    PLN 2,156 thousands in BRE Bank S.A.
    PLN 470 thousands in MILLENNIUM Bank S.A.
    PLN 59,617 thousands resulting from foreign Exchange differences at PKN ORLEN S.A.
    PLN 103,118 thousands resulting from foreign Exchange differences at Grupy Unipetrol
    PLN 27,281 thousands resulting from foreign Exchange differences at BOP Sp. z o.o.
    PLN 15,248 thousands resulting from foreign Exchange differences at ORLEN DEUTSCHLAND A.G.

- drawing of loans by Unipetrol Group in the amount of CZK 17,089,240 thousands (PLN 2,428,381 thousands)
- increase of debts in Unipetrol Group due to valuation of debenture bonds in the amount of CZK 109,155 thousands (PLN 14,998 thousands)

- repayment of foreign currency loans translated to PLN:

    USD 218,269 thousands (PLN 695,993 thousands) of a consortium double currency loan (ING acting as Agent)

    EUR 171,596 thousands (PLN 663,098 thousands) of a consortium double currency loan (ING acting as Agent)

    USD 2,358 thousands (PLN 7,476 thousands) of a consortium multi currency loan (BTM acting as Agent)

- repayment of loans in PLN

    PLN 106,623 thousands in PKO BP S.A
    PLN 34,607 thousands in Bank Pekao S.A.
    PLN 20,525 thousands in BH w Warszawie S.A.

(all amounts in PLN thousand)

PLN 12,709 thousands in BPH S.A.

PLN 8,289 thousands in Bank Ochrony Środowiska S.A.

PLN 5,086 thousands in Narodowy Fundusz Ochrony Środowiska

PLN 1,580 thousands in BRE BANK S.A.

PLN 750 thousands in BGŻ S.A.

PLN 723 thousands in ING Bank Śląskim S.A.

- CZK 18,719,282 thousands (PLN 2,656,511 thousands) repayment of loans by Unipetrol Group
- EUR 61,611 thousands (PLN 253,162 thousands) repayment of loans by ORLEN DEUTSCHALND A.G.

3.5. Cost by kind

	6 months ended 30 June 2006 (unaudited)	3 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)
Materials and energy	13 920 750	7 629 557	7 796 586	4 527 822
Cost of merchandise and materials sold	6 046 321	3 161 277	5 105 129	2 907 608
External services	1 444 842	791 084	906 498	536 725
Payroll, social security and other employee benefits	749 107	403 547	546 178	288 680
Depreciation	976 473	443 524	629 152	341 015
Taxes and charges	163 420	65 018	160 701	68 953
Other	300 005	155 525	711 880	606 933
	23 600 918	12 649 532	15 856 124	9 277 736
Change in inventory	(67 114)	(146 912)	(343 238)	128 498
Cost of products and services for own use	(62 307)	(45 045)	(70 364)	(50 338)
Operating cost	23 471 497	12 457 575	15 442 522	9 355 896
Distribution expenses	(1 274 414)	(628 611)	(1 036 387)	(546 971)
General and administrative expenses	(538 483)	(292 293)	(422 805)	(224 034)
Other operating expenses*	(169 373)	(74 959)	(566 816)	(502 595)
Cost of merchandise and raw materials sold	21 489 227	11 461 712	13 416 514	8 082 296

* including abnormal amount of wasted material, labor and other productions costs, excluded from the cost of inventories in accordance with IAS 29 "Inventory".

3.6. Net financial revenues and expenses

	6 months ended 30 June 2006 (unaudited)	3 months ended 30 June 2006 (unaudited)	6 monhs ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)
Interest paid	(122 055)	(64 219)	(68 017)	(44 851)
Negative foreign exchange surplus	(133 323)	(69 714)	(139 861)	(104 393)
Interest received	34 189	17 455	62 431	28 784
Positive foreign exchange surplus	142 711	43 634	20 516	13 112
Gains on trade in shares and other securities	4 534	(13 080)	32 466	32 201
Dividends received	8 656	8 507	7 582	3 089
Valuation of financial instruments	(37 860)	(12 384)	2 025	(2 802)
Other	1 163	9 079	193 494	213 368
Total	**(101 985)**	**(80 722)**	**110 636**	**138 508**

(all amounts in PLN thousand)

3.7. Income tax expense

	6 months ended 30 June 2006 (unaudited)	3 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)
Current tax	(380 824)	(208 620)	(384 076)	(219 234)
Deferred tax	88 790	(5 331)	(6 652)	(29 257)
Total	**(292 034)**	**(213 951)**	**(390 728)**	**(248 491)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

IV. GROUP'S ACHIEVEMENTS IN THE SECOND QUARTER 2006 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

KEY FACTORS INFLUENCING THE RESULTS OF SECOND QUARTER 2006 – COMPANY'S COMMENTARY

Selected consolidated financial data

'000 PLN

	2006	2005*
Total sales revenues for the 2nd quarter	13 544 538	9 955 048
Operating expenses and other operating revenues for the 2nd quarter	12 344 391	7 339 971
Profit from operations for the 2nd quarter	1 200 147	2 615 077
Profit from operations for the 2nd quarter (after elimination of one-off events *)	1 200 147	721 389
EBITDA for the 2nd quarter	1 643 671	2 956 092
EBITDA for the 2nd quarter (after elimination of one-off events *)	1 643 671	1 062 404
Net profit attributable to the equity holders of the Parent for the 2nd quarter	881 003	2 560 212
Net profit attributable to the equity holders of the Parent for the 2nd quarter (after elimination of one-off events *)	881 003	666 524

*) the results of the second quarter 2005 include the excess of the fair value of acquired net assets over the acquisition cost of PLN 1,894 million.

1. MAIN MACROECONOMICAL FACTORS

- Increase in differential by 34.0% from 3.59 USD/bbl in 2nd quarter 2005 to 4.81 USD/bbl in 2nd quarter 2006 increased EBIT of the Group for the 2nd quarter 2006 by PLN 127 million,
- High level of crack margins on refining products favorably influenced EBIT in the amount of PLN 98 million.
- Continued recession on petrochemical products market resulting in lower margins on petrochemicals decreased EBIT in the Parent Company by PLN 55 million,
- High level of crude oil prices contributed to an increase in own usage costs in the Parent Company and decrease in EBIT by PLN 108 million,
- Adverse influence of changes in crude oil prices on cost of raw materials processed decreased EBIT by PLN 34 million.

2. INTERNAL FACTORS

- Considerable increase in volume sales of Olefins as well as polyethylene and polypropylene resulting from launching of new installations in Basell Orlen Polyolefins contributed to an increase in EBIT of the Parent Company by PLN 149 million in the 2nd quarter 2006,
- Increase in retail sale volume of engine fuels in the Parent Company of over 11% resulted in an increase in EBIT by PLN 23 million,
- Increase in sales revenues in the 2nd quarter 2006 as a result of high prices of products on the world market as well as recognition of the results of Unipetrol a.s. Capital Group in consolidated financial statements (increase in sales revenues of Unipetrol a.s. by PLN 1,755 million),
- Considerable cost cutting results of OPTIMA program directed at potential savings in operating costs, amounting to PLN 44 million – main area of savings is still refinery – PLN 26 million,
- Fixed costs of the Parent Company in the 2nd quarter 2006 at the level similar to the prior period despite the increase in operating scale of activities (after elimination of strategic projects costs and single payment of annual bonus,
- Complex execution of the investment program in the retail sale network would contribute to further increase in sales.

(all amounts in PLN thousand)

In the second quarter 2006 the Organizational Rules and Regulations of PKN ORLEN S.A, which was adopted by Management Board on 22 December 2005 was in force. In accordance with the said Regulations, the duties of Members of the Management Board have been assigned in the following manner:
- President of the Management Board, General Director;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Crude Oil Mining and Trading;
- Vice-President of the Management Board, Chief Sales Officer;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organizational Structure and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities include the areas of production, maintenance of technical operations, production development, technology and property investment.
In the second quarter 2006 there were no significant changes in the organizational structure of the Parent Company and the Capital Group except for the change in allocation of competencies between particular members of the Management Board. Pursuant to the change the Member of the Management Board, Organizational Structure and Capital Group ensures legal service and monitors implementation of unified standards of legal service in the Parent Company.

The most important activities connected with reorganization of the PKN ORLEN S.A. Capital Group in the second quarter 2006 included the following:

- on 26 April 2006 Orlen Upstream Sp. z o.o., a limited liability company seated in Warsaw was registered by the District Court in Warsaw. PKN ORLEN S.A. established 100 shares in ORLEN Upstream, with nominal value of PLN 500 each, representing 100% of the initial capital. The established shares in ORLEN Upstream were covered by PKN ORLEN S.A. by a cash contribution of PLN 50 thousand. The principal activities of ORLEN Upstream Sp. z o.o. comprise, among other things, crude oil extraction, natural gas extraction and geological survey and research activities.

- on 7 June 2006 PKN and Kulczyk Holding signed the transfer of rights agreement in relation to shares in AWSA Holland II B.V. – described in note VIII.6 of these financial statements.

As at the end of the second quarter 2006, PKN ORLEN S.A. held shares directly and indirectly in the following entities, which it controls, jointly controls or the operation of which it considerably influences:
- 114 subsidiaries;
- 7 jointly controlled companies;
- 29 associated companies.

In comparison to the end of second quarter 2005 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Capital Group decreased from 156 to 150.

The most significant factors influencing the Group's operating results for the second quarter 2006, as compared to results for the second quarter 2005 comprised the following:
- increase in margins (cracks) for gasoline from 125.56 to 198.51 USD/t (by 58.1%), Ekoterm from 98.84 to 103.53 USD/t (by 4.7%) and Jet A-1 aviation fuel from 165.85 to 167.16 USD/t (by 0.8%) and decrease in margins (cracks) for diesel oil from 141.43 to 130.29 USD/t (by 7.9%);
- increase in margins (cracks) for ethylene from 542.36 to 566.03 USD/t (by 4.4%) and for propylene from 491.11 to 513.55 USD/t (by 4.6%);
- increase in the average commodity price for Brent crude oil from 51.66 to 69.60 USD/bbl (by 34.7%);
- increase in the volume of gasoline and diesel oil sold by 12.8% and 62.5%, respectively;
- increase in the volume of LPG sold by 37.2%;
- increase in the crude oil processing by 33.8%;
- increase in Ural/Brent differential from /-3.59/ USD/bbl to /-4.81/ USD/bbl (by 34.0%);
- decrease in average exchange rate of USD against PLN from PLN 3.28/USD to PLN 3.14/USD (by 3.3%);
- decrease in average exchange rate of EUR against PLN from PLN 4.13/EUR to PLN 3.95/EUR (by 3.4%).

In the second quarter 2006, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A1) and light fuel oil (Ekoterm) in the Capital Group amounted to 3,767,195 tonnes and was higher than sale in the second quarter 2005 by 860,766 tonnes (by 29.6%). During two quarters 2006 sale of these products amounted to 6,855,467 tonnes and increased by 1,567,960 tonnes (by 29.7%) as compared to the prior year. In the second quarter 2006 total sale of finished goods (refining, chemical and other) amounted to 5,799,880 tonnes and was higher than in the second quarter of the prior year by 1,514,741 tonnes (by 35.3%). Total sale of finished goods for two quarters 2006 amounted to 10,658,075 tonnes and increased by 3,064,983 tonnes (40.4%) as compared to the prior year. During the second quarter 2006, retail sale of engine fuels (gasoline, diesel fuel, LPG) and light fuel oil

amounted to 1,013,100 tonnes and was higher than sale in the comparable period of the prior year by 140,075 tonnes (by 16.0%). Retail sale for two quarters 2006 increased by 19.1% to the level of 1,928,498 tonnes.

Sales tendencies in respect of main products are presented in the below table:

Sales of light products in the PKN ORLEN S.A. Capital Group (by volume)	2nd quarter 2005		2nd quarter 2006		Dynamic (%) 2nd quarter 2006/ 2nd quarter 2005
Wholesale of key light products, including:		2 033 404		2 754 095	135,4
- gasoline (tonnes)		598 345		711 867	119,0
- diesel oil (tonnes)		874 269		1 538 302	176,0
- Jet A-1 (tonnes)		128 855		129 957	100,9
- Ekoterm (tonnes)		379 012		303 969	80,2
- LPG (tonnes)		52 923		70 000	132,3
Retail sale of light products, including:	1 124 669	873 025	1 303 913	1 013 100	116,0
- gasoline ('000 litres) / (tonnes)	653 041	493 046	688 154	519 556	105,4
- diesel oil ('000 litres) / (tonnes)	406 033	343 098	521 159	440 379	128,4
- Ekoterm ('000 litres) / (tonnes)	59	50	0	0	0,0
- LPG ('000 litres) / (tonnes)	65 536	36 831	94 600	53 165	144,3
Total sale of fuels (tonnes)		2 906 429		3 767 195	129,6
- including engine fuels (tonnes)		2 527 367		3 463 226	137,0

Sales of light products in the PKN ORLEN S.A. Capital Group (by volume)	2 quarters 2005		2 quarters 2006		Dynamic (%) 2 quarters 2006/ 2 quarters 2005
Wholesale of key light products, including:		3 668 888		4 926 969	134,3
- gasoline (tonnes)		1 041 612		1 225 170	117,6
- diesel oil (tonnes)		1 458 812		2 560 667	175,5
- Jet A-1 (tonnes)		213 651		224 795	105,2
- Ekoterm (tonnes)		863 898		799 827	92,6
- LPG (tonnes)		90 915		116 510	128,2
Retail sale of light products, including:	2 086 697	1 618 619	2 481 645	1 928 498	119,1
- gasoline ('000 litres) / (tonnes)	1 221 709	922 390	1 324 781	1 000 210	108,4
- diesel oil ('000 litres) / (tonnes)	742 275	627 222	982 789	830 457	132,4
- Ekoterm ('000 litres) / (tonnes)	149	126	2	2	1,6
- LPG ('000 litres) / (tonnes)	122 564	68 881	174 073	97 829	142,0
Total sale of fuels (tonnes)		5 287 507		6 855 467	129,7
- including engine fuels (tonnes)		4 423 483		6 055 638	136,9

High level of margins (cracks) for main refining products combined with an increase in sale of these products as well favorable Brent/Ural differential contributed to an increase in operating results of the Parent Company and the Group in the second quarter 2006 as compared to the parallel period of the prior year. Group results were also significantly influenced by the recognition of the results of the Czech Unipetrol a.s in the consolidated financial statements (in the second quarter 2005 the financial statements of PKN ORLEN Capital Group included only results of Unipetrol a.s. Group for June 2005).

The results of the Parent Company in comparison to the Group were as follows:

'000 PLN

Item	2nd quarter 2005		Share of PKN in the Group	2nd quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	3 385	2 953	87,2	4 530	3 402	75,1
Net sales revenues	9 955 048	5 326 203	53,5	13 544 538	8 421 485	62,2
Gross profit on sales	1 872 752	1 462 679	78,1	2 082 826	1 294 290	62,1
Profit from operations	2 615 077	601 719	23,0	1 200 147	771 352	64,3
Profit before tax	2 813 959	925 153	32,9	1 171 858	1 285 271	109,7
Net profit	2 565 468	719 452	28,0	957 907	1 152 989	120,4

'000 PLN

Item	2 quarters 2005		Share of PKN in the Group	2 quarters 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	6 548	6 048	92,4	8 639	6 603	76,4
Net sales revenues	16 760 956	9 748 797	58,2	24 875 187	15 158 938	60,9
Gross profit on sales	3 344 442	2 660 851	79,6	3 385 960	2 090 124	61,7
Profit from operations	3 413 030	1 327 736	38,9	1 650 894	1 080 784	65,5
Profit before tax	3 634 730	1 631 074	44,9	1 648 094	1 589 289	96,4
Net profit	3 244 002	1 293 245	39,9	1 356 060	1 400 836	103,3

In the second quarter 2006, refinery throughput of PKN ORLEN S.A. Capital Group amounted to 4,530 thousand tonnes of crude oil and in two quarters 2006 to 8,639 thousand tonnes. The achieved level of throughput in the second quarter 2006 is by 33.8% higher than in the analogous period of the prior year and for two quarters 2006 by 31.9% higher. Such a high dynamic was caused by recognition in the second quarter 2006 the throughput of Unipetrol a.s. in the amount of 1,102 thousand tonnes (in the second quarter 2005 only throughput of June was recognized).

In the second quarter 2006 the Group's profit from operations amounted to PLN 1,200 million, compared to PLN 2,615 million in the parallel period of 2005. The lower amount of profit from operations in the second quarter 2006 resulted primarily from one-off events such as recognition of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost in the amount of PLN 1,894 million in other operating revenues. Profit from operations for the second quarter 2005 was also significantly influenced by recognition of business risks provision of PLN 376 million and shield programs provision of PLN 54 million. Should these one-off events be eliminated, profit from operations for the second quarter 2006 would be higher than profit from operations for the second quarter 2005 by 4.2%. Such level of profit from operations was influenced by favorable Brent/Ural differential which caused an increase in EBIT by 127 million. Tendencies in refinery margins also contributed to an increase of profit from operations for the second quarter 2006 by 98 million.

Profit from operations for the two quarters 2006 was lower by 51.6% as compared to the parallel period of the prior year due to one-off event such as recognition of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost. Should this transaction be eliminated, profit from operations for two quarters 2006 would be higher than EBIT for two quarters 2005 by 8.7%.

In the second quarter 2006 net profit of the Capital Group amounted to PLN 958 million and was by 62.7% lower than profit generated in the second quarter 2005. The decrease in the net profit in the second quarter 2006, aside from the

factors described above in relation to profit from operations, resulted from the high level of financial revenues in the second quarter 2005 connected with acquisition of Unipetrol a.s. and recognition of a premium on acquired Unipetrol a.s. Group receivables in the amount of PLN 205 million. In two quarters 2006 the net profit amounted to PLN 1,356 million and was by 58.2% lower than in the comparable period of the prior year.

Consolidated financial data of the Capital Group by business segment are as follows:

'000 PLN

Item	2nd quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 001 838	222 901	34 098	7 516	1 311	1 267 664
Unallocated revenues of the Group						15 417
Unallocated costs of the Group						-82 934
Profit from operations						1 200 147

Item	2nd quarter 2005					
	Refining Segment	Petrochemical Segment	Chemical . Segment	Other operations	Adjust.	Total
Segment result	1 686 664	1 080 526	147 951	245 842	-248 624	2 912 359
Unallocated revenues of the Group						120 338
Unallocated costs of the Group						-417 620
Profit from operations						2 615 077

Total profit from operations for the second quarter 2006 would increase by 66.4% as compared to the analogous period of the prior year, should one-off event connected with acquisition of Unipetrol a.s. be eliminated. Without this adjustment, profit from operations decreased by 54.1%. These tendencies were primarily caused by the results of the refining segment (increase by 10.3% as compared to the second quarter 2005 after elimination of one-off event in the amount of PLN 778 million). The favorable dynamics in this segment resulted from high margins and Ural/Brent differential. The result of the Czech Unipetrol a.s. companies belonging to this segment amounted to PLN 101 million.

Petrochemical segment's profit from operations for the second quarter 2006 would increase by 18.8% as compared to analogous period of the prior year, should one-off event connected with acquisition of Unipetrol a.s. be eliminated. Without elimination of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost, profit from operations decreased by 79.4%. Higher results of petrochemical segment stem from an increase in the volume of petrochemical products sold. Results of Unipetrol a.s. Group companies (PLN 145 million) were also very good.

Profit from operations of chemical segment for the second quarter 2006 would increase by 42.0% as compared to the second quarter of the prior year, should one-off event connected with purchase of Unipetrol a.s. be eliminated. Without this adjustment, segment profit from operations decreased by 77.0%. Higher segment results reflected favorable dynamics of profits in Anwil S.A. (PLN 39 million in the second quarter 2006 as compared to PLN 8 million in the second quarter 2005). Unipetrol a.s incurred a loss of PLN 4 million in this segment.

'000 PLN

Item	2 quarters 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 147 700	538 207	85 925	56 416	-3 567	1 824 681
Unallocated revenues of the Group						21 219
Unallocated costs of the Group						-195 006
Profit from operations						1 650 894

Item	2 quarters 2005					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	2 239 637	1 350 811	213 270	289 838	-248 949	3 844 607
Unallocated revenues of the Group						122 154
Unallocated costs of the Group						-553 731
Profit from operations						3 413 030

Should one-off event be eliminated, profit from operations for the two quarters 2006 would increase by 8.7% as compared to analogous period of the prior year. Without this adjustment, profit from operations decreased by 51.6%. Profit from operations in the refining segment would decrease by 21.5% as compared to the two quarters 2005, should one-off event in the amount of PLN 778 million be eliminated. Without this adjustment EBIT of the segment decreased by 48.8% due to low level of differential in the first quarter 2006 as well as lower margins on diesel oil as compared to the prior year. The Unipetrol a.s. companies achieved profit from operations of PLN 37 million during the two quarters 2006.

Petrochemical segment's profit from operations for the two quarters 2006 would increase by 17.5% as compared to analogous period of the prior year, should the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost be eliminated. Such an increase was due to very good segment results of Unipetrol a.s. (PLN 285 million). Should one-off event from the second quarter 2005 be eliminated, profit from operations of chemical segment for two quarters 2006 would decrease by 3.8%. Without this adjustment the results of chemical segment are by 59.7% lower than the results achieved during two quarters of 2005.

OPTIMA program (directed at potential savings in operating costs and capital expenditures in the period 2006-2009), implemented with an effect from 1 January 2006, brought considerable cost cutting results in the second quarter 2006 in the amount of PLN 44 million. For the two quarters the effects of OPTIMA program reached the level of PLN 98 million.

In the second quarter 2006, the Parent Company did not issue any securities under the Bond Issuance Program.

V. CIRCUMSTANCES AND EVENTS IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the three-month period ended 30 June 2006 the following significant events influencing the information presented in these condensed consolidated financial statements occurred:

1. CO_2 Emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	**Quantity (Mg)**	**Value (in PLN thousand)**
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 921 934
Actual use of emission rights in 2005	10 383 531	861 206
Emissions planned in 2006, including:	11 949 037	988 894
Estimated emissions in I quarter 2006	3 067 573	253 626
Estimated emissions in II quarter 2006	2 850 776	236 456
Emissions planned in 2007	12 043 283	995 732

The net value of granted emission rights as at 30 June 2006 in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

As at the date of preparation of these condensed consolidated financial statements the decisions relating settlement of CO2 emission rights usage in 2005 were made.

In the period covered by these financial statements unused emission rights were sold:

	Quantity (Mg)	**Value (in PLN thousand)**
I quarter 2006	275 000	23 712
II quarter 2006	165 000	14 227

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment				Petrochemical Segment			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005	
Sales revenues								
Sales to external customers	18 834 057	10 585 883	13 834 416	8 285 616	4 291 902	2 074 482	1 619 074	1 150 356
Transactions with other segments	6 824 858	3 888 714	2 342 322	1 193 215	1 837 421	897 105	940 844	519 598
Settlement of hedging transactions					56 227	26 659	49 330	23 115
Total sales revenues	25 658 715	14 474 597	16 176 740	9 458 831	6 185 550	2 998 246	2 609 248	1 693 069
Total operating cost	(24 571 083)	(13 498 662)	(14 652 725)	(8 471 076)	(5 848 704)	(2 772 456)	(2 338 735)	(1 491 088)
Other operating revenues	147 787	89 468	120 372	55 464	45 836	12 098	12 026	11 011
Other operating expenses	(67 719)	(45 565)	(182 918)	(134 723)	(44 276)	(14 987)	(28 849)	(25 407)
The excess of the fair value of acquired net assets over the acquisition cost	-	-	778 188	778 188	-	-	692 921	692 921
Segment result	1 147 700	1 001 838	2 238 637	1 666 664	638 207	222 901	1 350 811	1 680 626
Unallocated revenues of the Group								
Unallocated excess of the fair value of acquired net assets over the acquisition cost								
Unallocated costs of the Group								
Profit (loss) on the sale of all or part of shares of related parties								
Profit from operations								
Financial revenues								
Financial expenses								
Share in profit from investments accounted for under equity method	(575)	(26)	7 629	7 758	-	-	-	-
Profit before tax								
Income tax expense								
Net profit								

	Chemical Segment				Other operations			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005	
Sales revenues								
Sales to external customers	1 214 032	829 065	750 443	371 661	478 969	228 449	307 691	144 280
Transactions with other segments	75 785	2 543	508	508	525 210	265 380	410 041	201 378
Settlement of hedging transactions								
Total sales revenues	1 289 817	831 608	750 951	372 169	1 004 179	493 829	717 732	345 658
Total operating cost	(1 218 226)	(807 746)	(664 633)	(350 663)	(944 808)	(468 604)	(695 221)	(387 698)
Other operating revenues	17 886	10 323	4 661	2 824	14 674	5 678	29 922	20 827
Other operating expenses	(5 554)	(87)	(1 745)	(335)	(17 628)	(5 687)	(21 891)	(12 239)
The excess of the fair value of acquired net assets over the acquisition cost	-	-	123 936	123 936	-	-	259 296	259 296
Segment result	86 925	34 098	213 279	147 951	56 416	7 516	289 836	245 842
Unallocated revenues of the Group								
Unallocated excess of the fair value of acquired net assets over the acquisition cost								
Unallocated costs of the Group								
Profit (loss) on the sale of all or part of shares of related parties								
Profit from operations								
Financial revenues								
Financial expenses								
Share in profit from investments accounted for under equity method	398	396	78	167	99 361	52 063	103 357	52 449
Profit before tax								
Income tax expense								
Net profit								

	Adjustments				Total			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005	
Sales revenues								
Sales to external customers					24 818 960	13 517 879	16 711 626	9 931 933
Transactions with other segments	(9 263 074)	(5 053 742)	(3 693 715)	(1 914 697)	-	-	-	-
Settlement of hedging transactions					56 227	26 659	49 330	23 115
Total sales revenues	(9 263 074)	(5 053 742)	(3 693 715)	(1 914 697)	24 875 187	13 544 538	16 760 956	9 955 048
Total operating cost	9 259 507	5 055 053	3 693 626	1 914 933	(23 121 314)	(12 308 415)	(14 855 686)	(8 765 572)
Other operating revenues					225 985	97 767	166 981	90 126
Other operating expenses					(155 177)	(66 226)	(233 203)	(172 704)
The excess of the fair value of acquired net assets over the acquisition cost	-	-	(248 860)	(248 860)	-	-	1 805 481	1 805 481
Segment result	(3 567)	1 311	(248 949)	(249 624)	1 824 681	1 287 664	3 844 697	2 912 369
Unallocated revenues of the Group					19 938	18 417	4 831	2 716
Unallocated excess of the fair value of acquired net assets over the acquisition cost					-	-	68 228	68 228
Unallocated costs of the Group					(195 006)	(82 934)	(553 731)	(417 620)
Profit (loss) on the sale of all or part of shares of related parties					1 280	-	29 395	29 395
Profit from operations					1 650 894	1 200 147	3 413 030	2 615 077
Financial revenues					224 761	77 779	368 760	322 581
Financial expenses					(326 746)	(158 501)	(258 124)	(184 073)
Share in profit from investments accounted for under equity method					99 185	52 433	111 064	80 374
Profit before tax					1 648 094	1 171 858	3 634 730	2 813 959
Income tax expense					(292 034)	(213 951)	(390 726)	(248 491)
Net profit					1 356 060	957 907	3 244 002	2 565 468

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

	Refining Segment				Petrochemical Segment				Chemical Segment				Other operations				Total			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005	
Capital expenditures to acquire segment property, plant and equipment and intangible assets	363 739	228 881	338 616	181 432	116 853	62 687	317 197	185 662	84 323	40 601	120 050	97 809	74 272	42 687	53 909	32 653	639 187	374 856	829 772	497 556
Unallocated capital expenditures to acquire property, plant and equipment and intangible assets																	13 524	5 132	24 638	22 380
Total capital expenditures to acquire property, plant and equipment and intangible assets																	652 711	379 988	854 410	519 936
Segment depreciation	399 025	173 096	360 754	182 714	367 456	168 169	95 358	73 844	92 755	44 590	48 311	21 610	105 940	55 605	110 281	73 845	965 176	439 460	612 704	332 213
Depreciation of unallocated assets																	11 297	4 084	16 448	8 802
Total depreciation																	976 473	443 524	629 152	341 015
Non-cash expenses other than depreciation	71 008	49 026	123 771	67 195	17 681	7 237	1 239	629	1 672	638	1 047	1 001	17 452	7 458	74 542	64 010	107 813	64 381	200 599	152 835

(all amounts in PLN thousand)

	Refining Segment				Petrochemical Segment				Chemical Segment				Other operations				Total			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005		ended 30 June 2006		ended 30 June 2005	
Impairment allowances	(38 183)	(21 987)	(51 527)	(26 332)	(15 533)	(6 340)	(894)	(474)	(1 741)	(792)	(139)	(93)	(9 655)	(1 670)	(4 184)	(3 822)	(65 112)	(30 989)	(56 744)	(30 721)
Unallocated allowances																	(13 603)	(13 594)	(2 777)	(2 801)
Total impairment allowances																	(78 715)	(44 583)	(59 521)	(33 522)
Reversal of impairment allowances	46 463	22 777	59 178	15 370	20 217	3 436	743	357	2 373	101	2 329	1 019	10 011	3 483	9 667	3 003	79 064	29 797	71 917	19 749
Unallocated reversal of unallocated allowances																	8 154	3 732	99	47
Reversal of impairment allowances																	87 218	33 529	72 016	19 796

Impairment allowances of assets by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other activities segment.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the six-month and three-month periods ended 30 June 2006 and 30 June 2005.

	Total revenues from sale by geographical area			
	6 months	3 months	6 months	3 months
	ended 30 June 2006		ended 30 June 2005	
Poland	10 050 378	6 563 066	10 214 259	5 827 838
Germany	5 448 277	2 938 048	4 457 298	2 421 109
Czech Republic	5 696 191	2 016 505	1 152 155	1 078 010
Other countries	3 680 341	2 026 919	937 244	628 091
Revenues from sale by geographical area	**24 875 187**	**13 544 538**	**16 760 956**	**9 955 048**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities of PKN ORLEN Group as at 30 June 2006 and 31 December 2005

	31 December 2005	Increase/ Decrease	30 June 2006	Expiration of guarantee/ surety
Guarantees and sureties granted to other entities:				
performance bonds issued by PKN ORLEN Group for the benefit of legal entities	44 530	8 991	53 521	01.12.2008
customs guarantees issued by Unipetrol a.s. and Parent Company as collateral of settlements towards Customs Office	14 755	2 529	17 284	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the Paylink Card Agreement issued by Orlen Oil Sp. z o.o. and Orlen PetroTank Sp. z o.o.	14 607	(1 872)	12 735	30.09.2006
bid guarantees issued by PKN ORLEN Group for the benefit of legal entities	2 011	125	2 136	14.09.2006
guarantee issued by Anwil S.A for the benefit of Unb GmbH related to the change in chlorine production technology investment	3 926	(3 926)	-	09.08.2006
other*	2 211	197	2 408	25.07.2006
Total guarantees and sureties:	**82 040**	**6 044**	**88 084**	
Other contingent liabilities:				
excise tax guarantees, including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure	966 379	(23 095)	943 284	
legal cases	39 692	(5 569)	34 123	
letters of credit	14 491	(10 750)	3 741	
Total other contingent liabilities:	**1 020 562**	**(39 414)**	**981 148**	
Total contingent liabilities	**1 102 602**	**(33 370)**	**1 069 232**	

* including guarantee of the loan for construction of a sewage-treatment plant for the city of Inowrocław in the amount of PLN 700 thousand.

(all amounts in PLN thousand)

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 APRIL 2006 TO THE DATE OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Agreement on terephthalic acid deliveries to Mitsubishi Chemical Corporation

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 25/2006, that on 27 April 2006 PKN Orlen S.A. signed an agreement with Mitsubishi Chemical Corporation, seated in Tokyo, Japan ("The Agreement"). The Agreement was signed for terephthalic acid ("PTA") deliveries in the amount of 150 thousand tonnes per year, with a variance of +/- 10%. The deliveries will be performed in the period from 1 July 2010 to 31 December 2014. The estimated value of the Agreement during the contractual period amounts to approximately PLN 2,800 million. PTA deliveries are scheduled to start on 1 July 2010.

2. Second citation from the Arbitration Court regarding the agreement penalty, submitted by Agrofert Holding a.s.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 27/2006, that on 9 May 2006 the attorney for PKN Orlen S.A. received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to EUR 77,266,500 plus interests. Detailed information in the note XI 8.

(see also: Regulatory announcement no 8/2006 from 25 January 2006, Regulatory announcement no 85/2003 from 20 November 2003 and Regulatory announcement no 41/2004 from 4 June 2004).

3. Resolution of the Ordinary General Meeting of Polkomtel S.A. in respect of dividend payment

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 28/2006, that on 10 May 2006 the Ordinary General Meeting of Polkomtel S.A. was held. In accordance with applicable laws, shareholders adopted resolution in respect of payment of dividend from retained net profit for the years preceding 2005 and the net profit of 2005. Total value of dividend amounts to PLN 2,352,375 thousand (representing PLN 114.75 per share) and will be paid to shareholders in proportion to their stake in the share capital of Polkomtel S.A. By virtue of the fact that PKN ORLEN holds a 19.61% stake in the share capital of Polkomtel S.A., the amount of the dividend attributable to PKN ORLEN accounts for PLN 461,269,755. The Ordinary General Meeting of Polkomtel S.A. has set the dividend payment date at 17 July 2006.

Polkomtel S.A. is accounted for using the equity method.

(see also: Regulatory announcement no 17/2006 from 10 March 2006).

4. The conclusion of the agreements for the purchase of shares in Mazeikiu Nafta by PKN ORLEN

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 33/2006, that on 26 May 2006, PKN ORLEN S.A. as the buyer, and Yukos International UK B.V., a private limited liability company, seated in the Netherlands ("Yukos International"), as the seller, concluded share sale and purchase agreement ("The Yukos Agreement") related to the purchase of a 53.7022% stake in AB Mazeikiu Nafta, a public company based in Lithuania ("Mazeikiu")

In addition, on 19 May 2006 PKN ORLEN unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the "GOL"): (a) a share sale and purchase agreement (the "GOL Agreement") related to purchase of an additional 30.6615% shares in Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares in Mazeikiu (the "Put Option Agreement") that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN. The GOL Agreement and the Put Option Agreement will be counter-signed by the GOL upon approval of the Lithuanian Parliament. The approval of the Parliament is expected on 10 July 2006 at latest. Detailed information in the note XVI 3.

(all amounts in PLN thousand)

5. Agreement on terephthalic acid deliveries to SK EUROCHEM

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 34/2006, that on 31 May 2006, PKN ORLEN S.A signed an agreement with SK EUROCHEM, seated in Włocławek, Poland ("The Agreement"). The deliveries will be performed in the period from 1 July 2010 to 31 December 2014. Deliveries to SK EUROCHEM will amount to 25-50 thousand tonnes of terephthalic acid ("PTA") during the first year of contractual period and to 100-120 thousand tons of PTA per year in the subsequent years of contractual period. The estimated total value of the Agreement in the contractual period amounts to PLN 2,100 million approximately.

6. Transfer of rights to shares in AWSA Holland II B.V.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 36/2006, that on 7 June 2006, PKN ORLEN signed a Transfer of Rights Agreement with Kulczyk Holding S.A. („Kulczyk Holding"). According to the agreement, the ownership of 165,924 shares in Dutch company AWSA Holland II B.V. was transferred to Kulczyk Holding. The Transfer of Rights Agreement resulted from fulfilling of the conditions included in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding ("Sale Agreement"). The Sale Agreement was signed as a result of the Supplementary Agreement dated 14 November 2002 signed by PKN ORLEN and Kulczyk Holding. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V.

After the transaction PKN ORLEN does not posses any shares in AWSA Holland II B.V.

AWSA Holland II B.V. is the sole partner of AWSA Holland I B.V., a Dutch company holding a 98.85 per cent stake in the Polish Company Autostrada Wielkopolska S.A.

See also regulatory announcements: no 81/2002 dated 20 September 2002, no 94/2002 dated 25 October 2002, no 101/2002 dated 15 November 2002, no 108/2002 dated 11 December 2002, no 15/2006 dated 28 February 2006.

7. The Government of the Republic of Lithuania signs the agreements related to the sale of shares in Mazeikiu Nafta to PKN ORLEN

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 37/2006, that on 9 June 2006 the Government of the Republic of Lithuania (the "GOL") signed the following documents (the "Transaction Documents") related to the sale of GOL's shares in AB Mazeikiu Nafta to PKN ORLEN: (a) the Share Sale and Purchase Agreement, (b) the Put Option Agreement, (c) the Shareholders' Agreement and (d) the Deed of Termination and Release From Liabilities. Detailed information in the note XVI 3.

8. Mr. Dariusz Dąbski resigns from the position of the Chairman of PKN ORLEN Supervisory Board

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in regulatory announcement no 40/2006 that on 26 June 2006 it was informed that Mr. Dariusz Dąbski resigned from the position of the Chairman of the PKN ORLEN Supervisory Board. Mr. Dariusz Dąbski held that position from 31 January 2006.

See also: regulatory announcement no 10/2006 dated 31January 2006

9. Changes in the Supervisory Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN informed in its regulatory announcement no 40/2006 that the Ordinary General Meeting held on 27 June 2006 dismissed Mr. Andrzej Olechowski from the position of the Member of the Supervisory Board.

At the same time the Ordinary General Meeting appointed Mr Maciej Mataczyński, the current Member of the Supervisory Board, to the position of the Chairman of the Supervisory Board of PKN ORLEN S.A. The Meeting also appointed Mr Ryszard Sowiński and Mr Wiesław Rozłucki (as independent member) to the Supervisory Board.
For current composition of Supervisory Board please refer to the note XVI 4.

(all amounts in PLN thousand)

10. Consent of anti-trust bodies of Ukraine and United States of America related to the purchase of shares in AB Mazeikiu Nafta by PKN ORLEN S.A.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no. 49/2006 that based on the analyses of AB Mazeikiu Nafta export activities, conducted in the course of additional due diligence, it was determined that precedent to execution of share sale and purchase agreements with Yukos International B.V., related to 53.7022% stake in AB Mazeikiu Nafta, and with the Government of the Republic of Lithuania, related to 30.6615% stake in AB Mazeikiu Nafta, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America is required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The Company does not expect either any delays to planned execution of the transaction or increase of risk related to its successful completion, connected with the necessity of obtaining relevant consents in Ukraine or United States of America.
For more detailed information please refer to the note XVI 3.

See also: Regulatory announcement No. 33/2006 of 26 May 2006, Regulatory announcement No. 37/2006 of 9 June 2006 and Regulatory announcement No. 47/2006 of 13 July 2006.

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report*	Change of % in the period 14.04.2006 - 21.07.2006r.	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17,32%	74 076 299	-	17,32%	74 076 299
Skarb Państwa	10,20%	43 633 897	-	10,20%	43 633 897
The Bank of New York (owners GDR)	10,52%	44 996 586	(3,37)	7,15%	30 568 454
Other	61,96%	265 002 279	3,37	65,33%	279 430 411
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 14 April 2006

** Data as at 21 July 2006

The percentage interest of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders Meeting as at the report filing date.

(all amounts in PLN thousand)

X. CHANGED IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the second quarter 2006

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares, options as at the date of the report filing**
Management Board	-	-	-	-	-	-
Supervisory Board	**7 045**	-	-	-	-	**2 950**
Raimondo Eggink	2 950	-	-	-	-	2 950
Dariusz Dąbski	4 095	-	-	-	(4 095)	-

* Data as at 14 April 2006
** Data as at 21 July 2006

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND ON OTHER RISKS OF THE PARENT COMPANY AND ITS RELATED PARTIES

1. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Kraków had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

(all amounts in PLN thousand)

On 30 December 2005 the Head of the Customs Office in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Kraków together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.
On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case is decided by Woivodship Administrative Court.
Until the present moment the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.
The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is high probability of positive outcome, based on the evidence and arguments raised by the Company. As a result the Company did not create a provision related to the case in the financial statement for the period ended 30 June 2006.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. The deadline for completion of control proceedings was established to 30 November 2006.
On 12 May 2006 the Company received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of value added tax and excise tax for the period 1 January 2004 – 30 April 2004.
As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not yet known.

2. The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofules are available.
As at the date of preparation of these financial statements, the final outcome of the above proceedings was not yet known. Considering the legal doubts regarding coexistence of Polish and European regulations on production of biofuels by Rafineria Trzebinia S.A., the Management Board believes that – based on legal analyses being conducted – none sufficient rationales exist as the date of preparation of these financial statements that would require creation of provision for potential effects of decision of the Chairman of the Energy Regulatory Office..

3. Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw declared that the Tankpol's appeal will be recognized on 21 March 2006. The Court of Appeals postponed pronouncing the judgment till 31 March 2006. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals declared that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. According to verbal justification of the verdict, the Court of Appeals is convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals is legally binding and feasible, however both parties are entitled to submit an annulment to the Supreme Court. Tankpol has submitted annulment from the verdict of the Court of Appeals.

4. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of

(all amounts in PLN thousand)

nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
The District Court set a trial date for 23 March 2006. On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN S.A. complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict. On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.
On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. The Court of Arbitration set the date of next seating for 31 August 2006 and 1 September 2006.

As of 30 June 2006, shares in NOM were presented in the condensed consolidated financial statements as investments in associates in the net amount of PLN 18 million, after recognition of an impairment of shares allowance based on independent expert's valuation.

5. Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings.
The above described proceedings have not yet been ended.

6. Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market

(all amounts in PLN thousand)

take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by the Lotos Group S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos Group S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. On 4 October 2001 OCCP submitted an annulment to the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 14 March 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 30 April 2006 due to necessary completion of evidence from proceedings. On 31 July 2006 the Company was informed of the prolongation of the anti-trust proceedings until 31 August 2006.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN S.A. and the petitioner in order to limit access rights to evidence and due to respective decisions issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court.

By virtue of the actual course of the proceedings it is difficult to assess the risk that PKN ORLEN S.A. may again be fined. However, in the light of time passed and significant changes in PKN ORLEN's market environment, the risk of penalty was assessed by the Company as low.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company is charged with a fine is remote.

7. Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium)

During the period 2001-2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2001	98 927	43 750
2002	14 234	49 222
2003	-	6 923
Razem	**113 161**	**99 895**

(all amounts in PLN thousand)

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

Unipetrol Group companies are entitled to investment relieves in the amount of PLN 40,275 thousand for the period 2003-2007. As at the date of preparation of these financial statements PLN 32,382 thousand of investment relieves have already been utilized.

8. Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005.

On 25 January 2006 PKN Orlen received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

On 9 May 2006 Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interest. The arbitration proceedings initiated by the law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest.
The amount claimed by Agrofert Holding a.s. in a third law suit is currently analyzed by the Company's legal advisors.

In respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the date of preparation of these financial statements the parties are conducting mediations aimed at amicable settlement of the dispute

The foregoing financial statements include the provision created in the second quarter 2005 to cover the potential negative financial effects related to execution of the agreements.

9. Agreements with DEZA a.s.

In August and September 2005 UNIPETROL, a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55.01% shares, UNIPETROL a.s. – 38.79% and DEZA a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of ALIACHEM a.s.
Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit to the

(all amounts in PLN thousand)

court in Ostrava regarding declaration of invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s. As a response Deza a.s. claimed for penalty in the amount of CZK 71,000 thousand for period 2 September 2005 – 11 November 2005 and CZK 18,000 thousand for period 6 October 2005 – 11 November 2005, calculated as at 11 November 2005. The amounts were calculated in line with above described agreements, which UNIPETROL a.s. considers as not valid.

On 24 March 2006 the Court in Ostrava rejected the motion of Unipetrol a.s. in respect of the declaration of invalidity. The rejection was substantiated by the fact that DEZA a.s. filed a separate claim against Unipetrol a.s. in respect of settlement of contractual penalties. According to the view of the Court in Ostrava, proceedings related to declaration of invalidity are not necessary; hence it will be decided in front of the Court in Prague, prior to verdict in respect of the suit submitted by Deza a.s.

On 5 April 2006 Unipetrol received a warrant for payment of the contractual penalty from the Court in Prague. Unipetrol submitted an annulment to the warrant as well as it sustained its opinion as to invalidity of the agreements. Consequently, Unipetrol claims that requests of DEZA a.s. concerning contractual penalties should be rejected.

Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the financial impact on UNIPETROL a.s. is difficult to be quantified. The Management of UNIPETROL a.s. monitors the level of risk related to DEZA's claims on a current basis.

Simultaneously, in order to reduce potential risk, the Management Board of UNIPETROL has initiated further actions aimed at conclusion of a compromise that might result in elimination of legal faults in the agreements and renouncement of claims by DEZA a.s.

Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem, Agrobohemie and Lovochemie as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of UNIPETROL a.s. as at 30 June 2006 as long-term financial investments of PLN 485,610 thousand. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares in AGROBOHEMIE a.s. and ALIACHEM a.s., neither impairment provision in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 June 2006, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

XIII. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 30 June 2006, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.
Transactions concluded within the Group related to the deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, the Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During six-months period ended 30 June 2006 and 30 June 2005 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging the Management Board, the Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 June 2006 and 30 June 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.

(all amounts in PLN thousand)

During six-months period ended 30 June 2006 and 30 June 2005 there were no significant transactions concluded with members of the Management Board, the Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

In the second quarter of 2006 the Company obtained statements on transactions with related parties in regard of IAS 24 "Related Party Disclosures".

	Disposal	Acquisition	Receivables	Liabilities
Legal persons	1 654	2 596	317	9
Natural persons	-	-	-	-

c) Transactions with related parties concluded through the managing persons of the Group

In the second quarter of 2006 Company obtained statements on transactions with related parties in regard of IAS 24 "Related Party Disclosures".

	Disposal	Acquisition	Receivables	Liabilities
Legal persons*	1 104	26	2 952	2 340
Natural persons	300	-	-	-

* Transactions in the period of performing duties as managing persons in the Company.

(all amounts in PLN thousand)

d) Parent Company's transactions with related parties in the period from 1 January 2006 to 30 June 2006 and the settlement balances as at 30 June 2006

PKN ORLEN Capital Group

	Consolidated subsidaries 1)	Consolidated associates 2)	Non-consolidated subsidaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	4 594 181	4 025	6 738	1 904	912 127	5 518 975
Purchases	609 449	29 099	47 629	14 344	8 760	709 281
Interest received	1 647	2	10	3	55	1 717
Financial costs	3	-	-	-	-	3
Gross short term receivables	1 433 444	1 190	11 093	335	329 669	1 775 731
Short term liabilities	121 425	7 207	12 503	1 569	1 574	144 278
Gross long term receivables	52 290	-	5	-	-	52 295

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
2) Parent Company exercises significant influence on the entity's supervisory bodies via its representatives.
3) Parent Company exercises a joint control over the entities under the deed of association.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	6 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)
The Management Board of the Parent Company *	9 396	11 490
The Supervisory Board of the Parent Company	362	400
Key Executive Personnel of the Parent Company **	3 549	8 680
Key Executive Personnel of subsidiaries ***	40 054	18 886
Total	**53 361**	**39 456**

* including compensation of former Board Members during the six months period ended 30 June 2006 of PLN 630 thousand and during the six months period ended 30 June 2005 of PLN 7,008 thousand
** During the six months period ended 30 June 2006 9 persons performed duties as Key Executive Personnel and 34 persons performed duties as Key Executive Personnel during the six month period ended 30 June 2005 (difference results from changes in the organizational structure of the Parent Company). The remuneration of key executive personnel of the Parent Company for the 6 month period ended 30 June 2006 accounted for PLN 13,863 thousand (in reference to comparable basis).
*** Management Board, Supervisory Board and Key Executive Personnel of Group Companies. Increase of compensation of Key Executive Personnel of subsidiaries in the period of six months ended 30 June 2006 results from change in composition of Group Companies including acquisition of Unipetrol Group.

XIV. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 30 June 2006 the Company and its subsidiaries did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.
In the period from 1 January to 30 June 2006 a collateral for BOP shares held by PKN Orlen of PLN 454 million (input into the collateral register held by appropriate registry court on 23 January 2004), provided by PKN ORLEN under the share pledge agreement of 19 December 2003, which secures Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million, was still in force.

XV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XVI. SUPPLEMENTARY INFORMATION

1. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

(all amounts in PLN thousand)

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In July 2005 PKN ORLEN's Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically efficient).

On 2 December 2005, pursuant to sale of shares agreement, PKN ORLEN purchased 3,360 shares in Orlen Oil Sp. z o.o., seated in Kraków, from Rafineria Czechowice S.A. In effect of the transaction PKN ORLEN has increased its stake in Orlen Oil from 47.21% to 51.69%.
Effective 1 January 2006, Rafineria Nafty Jedlicze S.A. has leased Oil and Lubricants production unit to Orlen Oil Sp. z o.o.

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:
- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of own output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- continued specialization in BIO segment in Rafineria Trzebinia S.A.;
- restructuring of distribution system in Orlen Oil Sp. z o.o.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as non-core activity of those entities.

2. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

TDC Mobile International filed a complaint against the decision of the District Court in Warsaw to the Court of Appeals in Warsaw. Similar complaints, accompanied by outside interventions, were filed also by the Polish shareholders of Polkomtel. On 10 July 2006 Vodafone Americas Inc. objected against joining by the Polish shareholders as outside interveners in the proceedings. The case files are still kept by the first instance court therefore the date complaints are recognized cannot be determined.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and

(all amounts in PLN thousand)

Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. The defendant appointed Mr. Krzysztof Zakrzewski as an arbitrator whereas the plaintiff appointed Mr. Siegfried Elsing. Both arbitrators accepted the nominations but did not choose the third arbitrator. As a consequence, the proceedings were not yet commenced.

On 10 May 2006 the Ordinary General Meeting of Polkomtel S.A. was held. The shareholders decided to pay dividend from the retained net profits for the years preceding 2005 and the net profit of 2005. Total amount of dividend amounted to PLN 2,352,375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. Due to the fact that PKN ORLEN holds a 19.61% stake in the share capital of Polkomtel S.A., the amount of the dividend attributable to PKN ORLEN S.A. amounted to PLN 461,269 thousand. The Ordinary General Meeting of Polkomtel S.A. has set the dividend date at 10 May 2006 whereas the dividend payment date was set at 17 July 2006. According to resolution of the Ordinary General Meeting, PKN ORLEN received a dividend of PLN 373,628,501.55 net.

Share of Polkomtel in the consolidated financial result of the Group in the period of six months of 2006 amounted to PLN 99,361 thousand.

Share of Polkomtel in the consolidated financial result of the Group in the period of six months of 2005 amounted to PLN 103,358 thousand.

3. Share purchase agreements of AB Mazeikiu Nafta

On 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company seated in the Netherlands ("Yukos International"), as the seller, concluded a share sale and purchase agreement (the "Yukos Agreement") related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("Mazeikiu"). On 18 May 2006, PKN ORLEN unilaterally signed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had revoked the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the "GOL"): (a) a share sale and purchase agreement (the "GOL Agreement") related to purchase of an additional 30.6615% shares in Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares in Mazeikiu (the "Put Option Agreement") that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN. The GOL Agreement and the Put Option Agreement has been counter-signed by the GOL on 9 June 2006, upon approval of the Lithuanian Parliament.

Pursuant to the Yukos Agreement, PKN ORLEN will purchase 379,918,411 ordinary shares in Mazeikiu, with a nominal value of 1 litas each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000,000. The execution of the Yukos Agreement is subject to certain suspending clauses, i.e. (a) the receipt of all relevant consents, including in particular the European Commission's concentration clearance, and (b) the GOL's withdrawal from exercise of its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. Should any of the conditions precedent be not fulfilled by 30 September 2006, each of the parties is entitled to terminate the Yukos Agreement. However, each of the parties is entitled to claim for extension of the termination date to 31 March 2007 if the only condition not met by 30 September 2006 is the consent of the European Commission.

Based on the analyses of AB Mazeikiu Nafta export activities it was determined that precedent to execution of the Yukos Agreement, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America is required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The Company does not expect either any delays to planned execution of the transaction or increase of risk related to its successful completion, connected with the necessity of obtaining relevant consents in Ukraine or United States of America.

On 12 July 2006, the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares in AB Mazeikiu Nafta, governed by the Yukos Agreement. The GOL also expressed its irrevocable consent for the transaction between Yukos and PKN ORLEN.

(all amounts in PLN thousand)

In the period between signing of the Yukos Agreement and the transaction closing date, Yukos International shall ensure that Mazeikiu and its subsidiaries conduct operations within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to accomplish the transaction.

Pursuant to the GOL Agreement, PKN ORLEN S.A. will purchase an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of 1 litas each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,828,900.31. The execution of the GOL Agreement is subject to certain suspending clauses, i.e. (a) the acquisition by PKN ORLEN of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. Should any of the conditions precedent be not fulfilled by 30 September 2006, neither of the parties is obliged to execute the GOL Agreement. However, both parties remain bound by the GOL Agreement until 31 March 2007 if the only condition not met by 30 September 2006 is the consent of the European Commission. The provisions of the GOL Agreement applicable to receipt of consent expressed by the Ukrainian and United States of America anti-trust bodies are analogous to provisions related to receipt of consent of European Commission.

Pursuant to the Put Option Agreement, the GOL will be entitled to sell to PKN ORLEN 70,750,000 ordinary Mazeikiu shares, with the nominal value of 1 litas each, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain in force in the period of five years upon the sale of the 30.6615% stake related to the GOL Agreement. The aggregate price for all shares under Put Option Agreement amounts to USD 277,835,250. However, should the GOL exercise the put option within the period of three years from the sale of the 30.6615% stake to PKN ORLEN, the aggregate price for all shares under put option would amount to USD 284,450,375.

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN will be obliged under the Lithuanian law to announce a mandatory tender offering for the remaining shares of Mazeikiu. PKN ORLEN shall announce the tender within 30 days from the date of acquisition of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory tender offering must not be lower than the highest price paid by PKN ORLEN for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

Upon the acquisition of shares in Mazeikiu from Yukos International, PKN ORLEN will become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. All agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement to be assigned to PKN ORLEN will be terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto will be fully discharged from any and all liabilities under these agreements. Furthermore, the existing shareholders' agreement will be replaced by the new shareholders' agreement between PKN ORLEN and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN will maintain full operational control over Mazeikiu. The GOL will be entitled to appoint one of the nine members of Mazeikiu's Supervisory Board and one of the seven members of Mazeikiu's Management Board. In addition, the GOL will be entitled to request annulment of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL would be entitled to request that PKN ORLEN sold all its shares in Mazeikiu in any of the following circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000,000 are seized in connection with an enforcement proceedings following a final and non-appealable court decision; (c) over 50% of voting rights in PKN ORLEN are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares in Mazeikiu by PKN ORLEN and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares in Mazeikiu.

All transaction documents are governed by the English law.

4. Composition of the Supervisory Board

According to the resolution of the Ordinary Shareholders Meeting dated 27 June 2006 as at the date of preparation of the foregoing report the composition of the Supervisory Board was as follows:

Maciej Mataczyński – Chairman (independent member)
Wojciech Pawlak – Deputy Chairman
Ryszard Sowiński – Secretary
Raimondo Eggink – Member (independent member)
Zbigniew Macioszek – Member
Wiesław Rozłucki – Member (independent member)

(all amounts in PLN thousand)

XVII. EVENTS AFTER THE BALANCE SHEET DATE

1. Receipt of a copy of the third citation from the Court of Arbitration regarding the contractual penalty to Agrofert Holding a.s.

Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no 46/2006 that on 5 July 2006 it received received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14,383,542 million based on CZK/PLN and EUR/PLN exchange rates as stated by the National Bank of Poland on 5 July 2006) plus interest. For more information please refer to note XI 8.

(see also: regulatory announcements: no 27/2006 dated 10 May 2006, no 12/2006 dated 20 February 2006, no 8/2006 dated 25 January 2006, no 41/2004 dated 4 June 2004 and no 85/2003 dated 20 November 2003)

2. The Government of the Republic of Lithuania has waived its right of first refusal with respect to 53.7022% shares in AB Mazeikiu Nafta

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in ots regulatory announcement that on 12 July 2006 the Government of the Republic of Lithuania (the "GOL") irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares in AB Mazeikiu Nafta ("Mazeikiu") referred to the share sale and purchase agreement concluded on 26 May 2006 by and between Yukos International UK B.V. ("Yukos") and PKN ORLEN. For more information please refer to note XVI 3.

3. Disposal of shares in Zakład Budowy Aparatury

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcemenr that on 1 August 2006, on the basis of the agreement signed on 25 July 2006, the Company sold 173,830 shares in Zakład Budowy Aparatury S.A. ("ZBA") seated in Płock, with a nominal value of PLN 100 per share, representing 96.57% of the initial capital of ZBA (as well as 96.57% of voting rights at the ZBA shareholders' meeting), for a total price of PLN 15,888,062, i.e. PLN 91.40 per share. The shares were sold to:

- PETRO Remont Sp. z o.o. - 52,149 shares for a total of PLN 4,766,418.60,
- PETRO Mechanika Sp. z o.o. - 52,149 shares for a total of PLN 4,766,418.60,
- PETRO EnergoRem Sp. z o.o. - 52,149 shares for a total of PLN 4,766,418.60,
- PETRO Eltech Sp. z o.o. - 17,383 shares for a total of PLN 1,588,806.20.

The business activities of the buyers include operating in mechanical, electrical and automation engineering. The companies specialize in the realization of investment and repair projects in the abovementioned branches of engineering and acting as general investment contractors.
Following the above transactions, PKN ORLEN holds no stakes in ZBA.
The book value of the shares sold amounted to PLN 11,791,946.55 as of 31 March 2006.
The main business activity of ZBA includes complex equipment and construction deliveries for the chemical and energy industries and other related branches of the industry.
Except in respect to the execution of the share transfer agreements referred to above, no other relationship exists between the Company and the Company's managing or supervisory persons, and the buyers of the shares.
The disposed shares account for more than 20% of the share capital of ZBA S.A. and therefore form significant financial assets, in accordance with §2 par. 1 point 52 and par. 5 of the Decree of the Minister of Finance of 19 October 2005 on current and periodical information provided by issuers of securities.

XVIII. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 10 August 2006.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....	....	....
Vice-President	**Vice-President**	**Vice-President**
Cezary Filipowicz	Wojciech Heydel	Jan Maciejewicz
....	....	....
Vice-President	**Member of the Board**	**Member of the Board**
Cezary Smorszczewski	Krzysztof Szwedowski	Paweł Szymański

Płock, 10 August 2006

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Comment to 2q2006 results
Released	07:00 11-Aug-06
Number	5473H

Regulatory announcement no 50/2006 dated 11th August 2006

Financial data for Q2 2006 and two quarters 2006 under segments with commentary and impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q2 2006 and two quarters 2006.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the second quarter of 2006 and two quarters of 2006 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the second quarter of 2006 and two quarters of 2006.

Summary of results

Summary

- PLN 1,644 m (EBITDA) vs. PLN 1,062 m in Q2 2005 (after adjustment for the difference in fair value of the acquired net assets of Unipetrol a.s. over the purchase price of PLN 1,894 m) – a positive impact of macroeconomic factors supported with the consolidation of Unipetrol a.s. (PLN 224 m), the increase of olefin production and the further optimisation of costs within the entire ORLEN company.
- A safe level of the equity net debt ratio of 18% facilitates the M & A strategy.

Refinery and Retail

- Growth of domestic sales with limited exports allowed optimisation of the operating margin.
- Full implementation of the investment programme in the retail network will encourage further sales increase.
- The increase of the Ural-Brent differential (34%, y/y) affected the operating result positively in the amount of (+) PLN 127 m (y/y)
- The positive impact of growing refinery margins on the result of PLN 98 m.
- An improvement of segment results of Unipetrol a.s in Q2 2006PLN 101 m vs. (-) PLN 56 m in Q1 2006.

Petrochemicals

- Increase of ethylene production by 78 tt and propylene production by 39 tt (y/y), in PKN ORLEN S.A. as a result of start-up of new Olefin II installations.
- The decrease of margins on petrochemical products, which has continued since Q3 2005, affected the result negatively in the amount of (-) PLN 55 m (y/y).
- High share of Unipetrol a.s. in the results of the petrochemical segment – PLN 145 m

Optimisation of costs

- Material positive results of the new cost-saving program OPTIMA, aimed at providing savings in the spheres of operating costs amounting to PLN 44 m. The key area of savings is still the Refinery – PLN 26 m (y/y).
- Fixed costs in the Parent Company in Q2 of 2006 remained at last year's level despite the expansion of business operations (if we exclude the costs of strategic projects and the one-off annual bonus payment).

Key financial data

Q2/06	Q1/06	q/q +/- (%)	Q2/05	y/y +/- (%)	in mln PLN, unless otherwise stated	2006	2005	y/y +/- (%)
926	139	*566,2*	1 474	*-37,2*	*Refinery*	1 065	2 025	*-47,4*
223	315	*-29,2*	1 081	*-79,4*	*Petrochemicals*	538	1 351	*-60,2*
34	52	*-34,6*	148	*-77,0*	*Chemicals*	86	213	*-59,6*
76	6	*1166,7*	213	*-64,3*	*Retail*	82	214	*-61,7*
8	49	*-83,7*	246	*-96,7*	*Other[1]*	57	290	*-80,3*
-67	-111	*-39,6*	-547	*-87,8*	*Not attributed[2]*	-178	-680	*-73,8*
1 200	450	*166,7*	2 615	*-54,1*	EBIT	1 650	3 413	*-51,7*
0	0	-	1 894	-	*Non-recurrent events[3]*	0	1 464	-
0	0	-	626	-	*Refinery*	0	550	-
0	0	-	893	-	*Petrochemicals*	0	890	-
0	0	-	124	-	*Chemicals*	0	124	-
0	0	-	152	-	*Retail*	0	128	-
0	0	-	259	-	*Other [1]*	0	254	-
0	0	-	-160	-	*Not attributed[2]*	0	-482	-
1 200	450	*166,7*	721	*66,4*	ClearedEBIT	1 650	1 949	*-15,3*
1 644	983	*67,2*	2 956	*-44,4*	EBITDA	2 626	4 042	*-35,0*
1 644	983	*67*	1 062	*54,8*	Cleared EBITDA[3]	2 626	2 578	*1,9*
958	398	*140,7*	2 565	*-62,7*	Net profit	1 356	3 244	*-58,2*
881	365	*141,4*	2 560	*-65,6*	Profit of parent company shareholders	1 246	3 228	*-61,4*
881	365	*141,4*	667	*32,1*	Cleared profit of parent company shareholders[4]	1 246	1 334	*-6,6*
1 684	-557	*-402,3*	1 068	*57,7*	Operating cash flow	1 127	1 646	*-31,5*
16,0	6,2	*157,6*	48,1	*-66,7*	ROACE (%)[5]	11,4	31,7	*-64,0*
18,4	19,7	*-6,2*	10,5	*76,4*	Shareholder's equity net debt ratio (%)[6]	15,9	11,6	*36,4*
2,06	0,85	*141,4*	5,99	*-65,6*	EPS	2,91	7,55	*-61,4*
2,06	0,85	*141,4*	1,56	*32,2*	Cleared EPS	2,91	3,12	*-6,6*
0,00	0,00	-	2,13	-	Dividend per share [7]	0,00	2,13	-

1) Entities responsible for utilities, social welfare activity and service companies of PKN ORLEN S.A.

2) Includes PKN Corporate Centre and companies not listed in previous segments

3) Non-recurrent events: surplus of the fair value of net assets over the purchase price

4) Allowing for impact of acquired receivables of the unipetrol group of PLN 205 million.

5) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)

6) Calculated for average amounts of balance-sheet items

7) Proposal for the General Shareholders' Meeting for the year 2005

Macroeconomic factors

Q2/06	Q1/06	q/q +/- (%)	Q2/05	y/y +/- (%)		2006	2005	y/y +/- (%)
5,65	2,56	*120,7*	5,58	*1,3*	Average refinery margin [1] (USD/bbl)	4,07	4,57	*-10,9*
4,81	3,59	*34,0*	3,59	*34,0*	Ural/Brent differential (USD/bbl)	4,20	4,33	*-3,0*
69,60	61,79	*12,6*	51,66	*34,7*	Average Brent oil price (USD/bbl)	65,66	49,67	*32,2*
3,14	3,19	*-1,6*	3,28	*-4,3*	Average PLN/USD exchange rate[2]	3,16	3,18	*-0,6*
3,95	3,83	*3,1*	4,13	*-4,4*	Average PLN/EUR exchange rate [2]	3,89	4,08	*-4,7*
566,03	490,53	*15,4*	542,36	*4,4*	Average margin on ethylene (USD/t)	528,28	576,28	*-8,3*
513,55	484,09	*6,1*	491,11	*4,6*	Average margin on prppylene (USD/t)	498,82	515,72	*-3,3*

1) Calculated on the basis of the algorithm: Products (88,36%) vs. Brent Dtd (100%). Products include: Petrols (25.21%), Deisel Oil (23.20%), Petroleum (16.51%), Light Heating Oil (15.31%)

(Source: CIF NWE quotations except HSFO FOB ARA)

2) Source: NBP

Financial Data by Area of Activity (Segment)

Market Overview

In the 2nd quarter of 2006, the average price of commodity Brent oil was USD 69.60/bbl, having gone up by USD 17.94/bbl (34.7%) year on year. This rise in oil prices went hand in hand with the increase of the URAL/Brent differential by 34.0%, i.e. from USD 3.59/bbl in Q2 2005 to USD 4.81/bbl in Q2 2006. In Q2 2006, the average commodity price of petrols was USD 723.36/t, which is a USD 207.47/t, or 40.2%, increase over Q2 2005. In the same period, a significant rise was recorded in the commodity prices of diesel oil, Ekoterm and JET A-1 fuel - by USD 123.39/t, USD 139.22/t and USD 135.84/t, respectively (or by 23.2%, 28.5% and 24.4%).

In Q2 2006, the commodity crack margins increased substantially for petrols, light heating oil and JET A-1 fuel, by 58.1%, 4.7% and 0.8%, respectively, as compared to Q2 2005. The decrease in margins was reported for diesel oil (by 7.9%). The 2nd quarter of 2006 was another period in which a substantial decrease of margins on benzene, phenol, butadiene and acetone. The drop in the margins for those products was 20.8%, 11.1%, 5.8% and 19.9% respectively. There was a negative margin of USD 101.9/t in the case of glycols (with USD 157.1/t in Q2 2005). The margins for ethylene and propylene were quite favourable (growth by 4.4% and 4.6% respectively).

The Euro exchange rate decreased against the Polish currency by 4.4% (falling from PLN 4.13 /EUR in Q2 2005 to PLN 3.95/EUR in Q2 2006) and the U.S. dollar exchange rate decreased by 4.3% (falling from PLN 3.28/USD in Q2 2005 to PLN 3.14/USD in Q2 2006).

According to the estimated data on the basis of data from Nafta Polska, the domestic consumption of fuels (petrols, diesel oil and light heating oil) rose by approximately 341 thousand tons (by 10.5%) in Q2 2006 year on year. According to GUS (Main Office of Statistics), transportation prices in the first six months of 2006 rose less than a year before (1.7% vs. 1.9%). To a large extent that is a result of a lower growth of fuels for private vehicles (3.3% vs. 5.1%). The prices of petrol grew by 7.0% and the prices of liquid gas dropped by 12.2%.

NBP estimates and preliminary results for Q2 2006 confirm a high GDP growth rate which (both annualised and on a quarterly basis after adjustment for seasonal fluctuations) was at a similar level as in Q1 2006, i.e. 5.2%.

In Q2 2006 the consumer prices increased by 0.9% in relation to Q1 2006. In Q2 2005 the prices went up by 0.6%. In relation to Q2 2005, the consumer prices in Q2 2006 increased by 0.8%. The fast economic growth over several quarters has brought about an expected improvement in the labour market. The unemployment rate at the end of Q2 2006 was 16.0%, which is a drop by 2 percentage points as compared to Q2 2005.

Refinery (Production + Wholesale)

Refinery (Production and Wholesale)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**19 824 439**	**6 317 137**	**10 787 674**	**3 437 536**	**11 814 447**	**3 600 977**	**6 976 519**	**2 126 404**	**67.8%**	**75.4%**	**54.6%**	**61.7%**
Third part sales	11 936 788	3 803 705	6 794 912	2 165 226	7 873 230	2 399 717	4 883 666	1 488 514	51.6%	58.5%	39.1%	45.5%
Intra-company sales*	7 887 651	2 513 432	3 992 762	1 272 310	3 941 217	1 201 261	2 092 853	637 890	100.1%	109.2%	90.8%	99.5%
Segment's costs	**-18 759 997**	**-5 977 948**	**-9 859 659**	**-3 141 820**	**-10 357 251**	**-3 156 832**	**-6 061 970**	**-1 847 655**	**81.1%**	**89.4%**	**62.6%**	**70.0%**
Other operating revenues	65 910	21 002	30 435	9 698	69 930	21 314	32 081	9 778	-5.7%	-1.5%	-5.1%	-0.8%
Other operating expenses	-65 217	-20 782	-32 757	-10 438	-127 529	-38 870	-98 747	-30 098	-48.9%	-46.5%	-66.8%	-65.3%
Surplus of fair value of acquired net assets above purchase price					625 748	190 724	625 748	190 724				
Segment's result**	**1 065 135**	**339 410**	**925 693**	**294 976**	**2 025 345**	**617 314**	**1 473 631**	**449 155**	**-47.4%**	**-45.0%**	**-37.2%**	**-34.3%**
Third-party sales (thousand tons)	6 326		3 676		4 674		2 714		35.3%		35.4%	

**) The revenue includes the following transfers to retail:: 6 months 2006 – PLN 1 083 057 thousand ,3 months 2006 – PLN 114 194 thousand,6 months 2005 – PLN 1 621 591 thousand, 3 months 2005 – PLN 913 101 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Among the major companies in the refinery segment there are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz Plock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies of the Czech Unipetrol a.s. holding: Paramo a.s., Unipetrol Rafinerie a.s., and Èeska Rafinerska a.s.

The segment's revenues expanded by 54.6%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and high dynamics of product sales up to 35.4%. In the 2nd quarter of 2006, the biggest sales increase was recorded for diesel oil – by 664 thousand tons (by 76.0%) or by PLN 664 494 thousand and Eurosuper 95 petrol – by 97 000 tons (by 19.6%) or PLN 939,659 thousand. There was also an upward trend in the sales of liquid gas the sale of which in Q2 2006 grew in relation to Q2 2005 by 17 thousand tons (by 32.3%) or by PLN 27,487 thousand. The increased sales of products is due among other things to the effect of pro-sale activities, inclusions of sales by Unipetrol a.s. for the whole Q2 2006 while in Q2 2005 the consolidation covered only June. Additionally, the high dynamics of diesel oil sale was due to improved competitive quality of the fuel in the domestic market.
The results of the segment were also positively affected by the increase of the quoted URAL/Brent oil differential level by 34.0% up to USD 4.81/bbl, which resulted in an increase of operating result of the Parent Company by PLN 127 m. Additionally, a growth of refinery margins contributed to an increased EBIT in the Parent Company by PLN 98 m. The implementation of the OPTIMA Programme resulted in Q2 2006 in savings in the segment of PLN 25 704 thousand, that is 26.2% of the potential planned for 2006.
In Q2 2006 there was a growth of costs in the segment by 62.6% due to a high level of oil prices (increase by 34.7%).
As a result of the above factors, the segment's result for Q2 2006 reached PLN 925,693 thousand, whereas in Q2 2005 it was PLN 847,883 thousand (after adjustment for the one-off factor related to the purchase of acquisition of Unipetrol a.s. of PLN 625,748 thousand). This result was influenced mainly by the Parent Company and the Unipetrol a.s. capital group, which jointly generated PLN 829,513 thousand in Q2 2006 (PLN 869,730 thousand in Q2 2005).
In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 19,352 thousand.

Refinery (Retail)

Refinery (Detail)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 917 333**	**2 204 236**	**3 801 117**	**1 211 241**	**5 983 884**	**1 823 854**	**3 395 413**	**1 034 903**	**15.6%**	**20.9%**	**11.9%**	**17.0%**
Third part sales	6 897 269	2 197 842	3 790 971	1 208 008	5 961 188	1 816 937	3 381 950	1 030 799	15.7%	21.0%	12.1%	17.2%
Intra-company sales	20 064	6 393	10 146	3 233	22 696	6 918	13 463	4 103	-11.6%	-7.6%	-24.6%	-21.2%
Segment's costs	**-6 894 143**	**-2 196 846**	**-3 751 197**	**-1 195 334**	**-5 917 065**	**-1 803 488**	**-3 322 207**	**-1 012 590**	**16.5%**	**21.8%**	**12.9%**	**18.0%**
Other operating revenues	81 877	26 090	39 033	12 438	50 442	15 374	23 383	7 127	62.3%	69.7%	66.9%	74.5%
Other operating expenses	-22 502	-7 170	-12 808	-4 081	-55 389	-16 882	-35 976	-10 965	-59.4%	-57.5%	-64.4%	-62.8%
Surplus of fair value of acquired net assets above purchase price					152 420	46 457	152 420	46 457				
Segment's result*	**82 565**	**26 310**	**76 145**	**24 264**	**214 292**	**65 315**	**213 033**	**64 931**	**-61.5%**	**-59.7%**	**-64.3%**	**-62.6%**
Third-party sales (thousand tons)	1 931		1 015		1 625		879		18.8%		15.5%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

The retail segment covers the relevant business of: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol a.s. holding.

In Q2 2006, the segment's revenue increased by PLN 405,704 thousand (11.9%) over Q2 2005. The growth of revenue of the segment was accompanied by a rise in volume sales by 135 thousand tons, i.e. by 15.4%, mainly due to a remarkable increase of diesel oil sales by 28.4% and Eurosuper 95 petrol by 8.1%. It must be stressed that the sales increase is also a result of full implementation of the investment programme in the retail network, as well as including results of Unipetrol a.s. capital group in Q2 2006; the third-party sales of this group totalled PLN 272,102 thousand (PLN 134,590 thousand in Q2 2005). The segment's results in Q2 2006 amounted to PLN 76,145 thousand while in Q2 2005 the result was PLN 60,613 thousand (after adjustment for the surplus of the fair value of net assets over the purchase price related to the acquisition of Unipetrol s.a.). Without the above adjustment, the result on operations in Q2 2005 was PLN 213,033 thousand.

The retail business* of ORLEN Deutschland in Germany in Q2 2006 generated profit of PLN 10 240 thousand (PLN 7 675 thousand in profit in Q2 2005). PKN ORLEN S.A. in Q2 2006 generated profit in the segment of PLN 61 280 thousand (PLN 52 887 thousand of profit in Q2 2005).

In the analysed period there was a growth in the sales volumes of all fuels which generated a growth of operating result of the Parent Company by PLN 23 million. There were also positive trends in margins on non-fuel goods and services, which increased by 12.0% in Q2 2006. In Q2 2006, as compared to Q2 2005, there was a drop in unit margins on petrols and diesel oil and a growth in margins on LPG. The estimated negative effect of unit margins on operating profit of PKN ORLEN S.A. was PLN (-) 14 m.

The implementation of the OPTIMA Programme yielded PLN 11 599 thousand in savings for the segment in Q2 2006, which constitutes 16.1% of the potential assumed for the year 2006.

In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 28,097 thousand.

*) ORLEN Deutschland is involved in wholesale business attributed to the segment of production and wholesale.

Petrochemicals

Petrochemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 185 550**	**1 971 050**	**2 998 246**	**955 403**	**2 809 248**	**856 243**	**1 693 069**	**516 038**	**120.2%**	**130.2%**	**77.1%**	**85.1%**
Third part sales	4 291 902	1 367 632	2 074 482	661 042	1 819 074	554 444	1 150 356	350 622	135.9%	146.7%	80.3%	88.5%
Intra-company sales	1 837 421	585 502	897 105	285 866	940 844	286 764	519 598	158 371	95.3%	104.2%	72.7%	80.5%
Value of released provisions	56 227	17 917	26 659	8 495	49 330	15 036	23 115	7 045	14.0%	19.2%	15.3%	20.6%
Segment's costs	**-5 648 704**	**-1 799 982**	**-2 772 456**	**-883 454**	**-2 336 735**	**-712 224**	**-1 491 068**	**-454 469**	**141.7%**	**152.7%**	**85.9%**	**94.4%**
Other operating revenues	45 636	14 542	12 098	3 855	12 026	3 665	11 011	3 356	279.5%	296.8%	9.9%	14.9%
Other operating expenses	-44 275	-14 108	-14 987	-4 776	-26 649	-8 122	-25 407	-7 744	66.1%	73.7%	-41.0%	-38.3%
Surplus of fair value of acquired net assets above purchase price					892 921	272 157	892 921	272 157				
Segment's result*	**538 207**	**171 502**	**222 901**	**71 028**	**1 350 811**	**411 720**	**1 080 526**	**329 338**	**-60.2%**	**-58.3%**	**-79.4%**	**-78.4%**
Third-party sales (thousand tons)	1 425		632		564		317		152.7%		99.4%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new petrochemicals segment includes the following companies: PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o.

In Q2 2006 the revenues of the segment were up by PLN 1 305 177 thousand (by 77.1%) and the third party sales volume by 99.4%. In Q2 2006, in effect of consolidating of Unipetrol a.s., there was a growth of sales volume of key products in the segment, such as: polyethylene by 97.7%, polypropylene by 130.1%, ethylene by 252.3%, benzene by 290.1%. The drop of sales of orthoxylene in Q2 2006 was due to an overhaul of the xylene distillation column and furnace modernisation. Lower sales of ammonium nitrate result from decreased demand due to higher prices.

In Q2 2006 the result of the segment was PLN 222 901 thousand as compared to PLN 187 605 thousand in Q2 2005 (net of the surplus of fair value of net assets over the purchase price of Unipetrol a.s. of PLN 892 921 thousand). Attention should be paid to the very good results of Unipetrol a.s group companies in the segment which in Q2 2006 generated PLN 145 million in profit. A positive result was achieved also by Basell Orlen Polyolefins sp. z o.o., which in relation to Q2 2005 increased its operational profit by PLN 20 million. The results of the segment were affected by lowering the margins on petrochemical products. The estimated negative impact of lowering margins in the Parent Company was PLN 55 million. PKN ORLEN S.A. in Q2 2006 generated a result by PLN 112 million less than in Q2 2005. The decrease is due to partial use of production capacity of the installation Olefin II due to irregular purchases of ethylene and propylene by Basell Orlen Polyolefins sp. z o.o. and emergency shutdowns of the installation.

The implementation of the OPTIMA Programme in Q2 2006 generated savings of PLN 424 thousand in the segment, that is 35.3% of the planned potential for 2006.

A decrease of outlays on fixed assets and intangible assets by PLN 122 975 thousand in Q2 2006 was due to investment works at the installation Olefin II and at Basell Orlen Polyolefins sp. z o.o. in Q2 2005.

Chemicals

Chemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 289 817**	**411 005**	**631 608**	**201 264**	**750 951**	**228 886**	**372 189**	**113 441**	**71.8%**	**79.6%**	**69.7%**	**77.4%**
Third part sales	1 214 032	386 856	629 065	200 454	750 443	228 731	371 681	113 286	61.8%	69.1%	69.2%	76.9%
Intra-company sales	75 785	24 149	2 543	810	508	155	508	155	-	-	-	
Segment's costs	**-1 216 226**	**-387 555**	**-607 746**	**-193 661**	**-664 533**	**-202 546**	**-350 663**	**-106 880**	**83.0%**	**91.3%**	**73.3%**	**81.2%**
Other operating revenues	17 888	5 700	10 323	3 289	4 661	1 421	2 824	861	283.8%	301.1%	265.5%	282.0%
Other operating expenses	-5 554	-1 770	-87	-28	-1 745	-532	-335	-102	218.3%	232.7%	-74.0%	-72.5%
Surplus of fair value of acquired net assets above purchase price					123 936	37 775	123 936	37 775				
Segment's result*	**85 925**	**27 380**	**34 098**	**10 865**	**213 270**	**65 004**	**147 951**	**45 095**	**-59.7%**	**-57.9%**	**-77.0%**	**-75.9%**
Third-party sales (thousand tons)	953		470		629		325		51.5%		44.6%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new chemicals segment includes the following companies: Zaklady Azotowe „Anwil" S.A., Spolana a.s. (subsidiary company of Unipetrol a.s.), ORLEN PetroProfit sp. z o.o.

In Q2 2006 revenues of the segment were by PLN 259 419 thousand (by 69.7%) higher than in Q2 2005. During that time there was a growth of sales volumes of the key products in the segment, such as: polyvinyl chloride by 41.1%, soda lye by 37.4% and PVC granulate by 60.1%. The high demand for fertilisers in the first two months of the quarter and the relatively high prices (growth by 14.3% in relation to Q2 2005) and an increased demand for polyvinyl chloride and granulate positively affected the results of the key company in the segment – Anwil S.A. Operational profit of the company grew in Q2 2006 in relation to Q2 2005 by PLN 31 268 thousand. At the same time, asset revaluation as of the acquisition date in Spolana a.s. resulted in a growth of depreciation in Q2 2006 which resulted in an operational loss in that company of PLN 4 271 thousand.

In effect of the above factors, the result of the segment amounted to PLN 34 098 thousand while in Q2 2005 it was PLN 24 015 thousand (after adjustment for the one-off event of acquisition of Unipetrol a.s. of PLN 123 936 thousand). In Q2 2006, as compared with Q2 2005, there was a decrease in outlays on fixed assets and intangible assets by PLN 57 208 thousand. The OPTIMA adjustment in Q2 2006 due to recognition of savings in the segments was PLN (-) 2 685 thousand.

Other

Other	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 004 179**	**319 986**	**493 829**	**157 361**	**717 732**	**218 761**	**345 656**	**105 354**	**39.9%**	**46.3%**	**42.9%**	**49.4%**
Third part sales	478 969	152 625	228 449	72 796	307 691	93 782	144 280	43 976	55.7%	62.7%	58.3%	65.5%
Intra-company sales	525 210	167 360	265 380	84 564	410 041	124 978	201 376	61 378	28.1%	33.9%	31.8%	37.8%
Segment's costs	**-944 808**	**-301 067**	**-486 604**	**-155 058**	**-695 221**	**-211 899**	**-367 698**	**-112 072**	**35.9%**	**42.1%**	**32.3%**	**38.4%**
Other operating revenues	14 674	4 676	5 878	1 873	29 922	9 120	20 827	6 348	-51.0%	-48.7%	-71.8%	-70.5%
Other operating expenses	-17 629	-5 618	-5 587	-1 780	-21 891	-6 672	-12 239	-3 730	-19.5%	-15.8%	-54.4%	-52.3%
Surplus of fair value of acquired net assets above purchase price					259 296	79 032	259 296	79 032				
Segment's result*	**56 416**	**17 977**	**7 516**	**2 395**	**289 838**	**88 341**	**245 842**	**74 931**	**-80.5%**	**-79.7%**	**-96.9%**	**-96.8%**
Third-party sales (thousand tons)	47		21		103		52		-54.4%		-59.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Apart from the production of power utilities and service providers in PKN ORLEN S.A., the segment "Other business" includes several companies of the Group that have been set up mostly in effect of restructuring operations.

In Q2 2006 other business generated profit of PLN 7 516 thousand while in Q2 2005 there was a loss on operations of PLN 13 454 thousand (net of a surplus of fair value of net assets above the purchase price of PLN 259 296 thousand). By far the largest growth of the result on this business was noted by PKN ORLEN S.A. whose profit grew by PLN 30 610 thousand in relation to Q2 2005. A part of the business of the Unipetrol a.s. capital group included in this segment in Q2 2006 generated a loss of PLN 17 019 thousand.

The implementation of the OPTIMA Programme in Q2 2006 generated savings in the segment of PLN 8 627 thousand, that is 13.2% of the potential planned for 2006.

In Q2 2006 there was a growth of outlays on fixed assets and intangible assets by PLN 10 034 thousand as compared with Q2 2005.

Financial Review

Profit and Loss Account

Total sales revenues rose by PLN 3,589,490 thousand (36.1%) due to an increase in the Group's third-party sales in all segments: Refinery (Production + Wholesale), which rose by PLN 1,911,246 thousand (39.1%), in Refinery (Retail) by PLN 409,021 thousand (12.1%), in Petrochemicals by PLN 924,126 thousand (80.3%), in Chemicals by PLN 257,384 thousand (69.2%) and in Other Activities by PLN 84,169 thousand (58.3%). The rise in the value of third-party sales was accompanied by an increase in volume sales by 35.4%, 15.5%, 99.4% and 44.6%, respectively, and by a decrease of 59.6% in other activities.

The growth of sales revenues is also due to the maintenance of high world commodity prices. In Q2 2006 there was an increase in operating costs by PLN 3,529,315 thousand (39.9%). A higher dynamics of operating costs is due to a substantial expansion of business operations conducted by the PKN ORLEN S.A. Capital Group. Attention should be paid to a decreasing proportion of fixed costs (depreciation / amortisation, external services, salaries, taxes and other costs) in the overall operating costs. In Q2 2006 there was an increase in manufacturing costs of sold products by PLN 3, 125, 747 thousand (by 60.4%), mainly due to higher costs of processed crude oil. In Q2 2006, gross profit on sales amounted to PLN 2,082,826 thousand and was higher by PLN 210,074 thousand or by 11.2% than in Q2 2005.

In Q2 2006, costs of sale rose by PLN 81,640 thousand (14.9%) relative to Q2 2005, and totalled PLN 628,611 thousand. In the same period, general administrative expenses increased by PLN 68,259 thousand (30.5%) relative to Q2 2005, and reached the level of PLN 292,293 thousand. The increase in both kinds of costs was influenced by the consolidation of the Unipetrol a.s. capital group, where costs of sale and general administrative expenses in Q2 2006 totalled PLN 92,196 thousand and PLN 79,399 thousand, respectively.

In Q2 2006, there was a decrease in other operating revenues by PLN 1,873,346 thousand and a growth of other operating costs by PLN 427, 636 thousand. With respect to revenues, this is a result of recognition in Q2 2005 of the surplus of the fair value of net assets over the purchase price of PLN 1,893,689 thousand. The high level of other operating costs in Q2 2005 was due to the establishment of provisions for business risk of PLN 376 million and for the costs of protection programs of PLN 54 million. In result of the above factors, operating profit (EBIT) in Q2 2006 amounted to PLN 1,200,147 thousand and was by PLN 478,759 thousand higher than in Q2 2005 (net of the one-off factor – acquisition of Unipetrol a.s.). Without the above adjustment, the operating profit was by PLN 1,414,930 thousand lower than in Q2 2005.

Financial income in Q2 2006 amounted to PLN 77,779 thousand and was lower than in Q2 2005 by PLN 244,802 thousand. The main reason for the decrease of financial income was the effect of non-realised discount on acquired receivables of Unipetrol, which in the amount of PLN 204,532 increased the item in Q2 2005. At the same time the Group had a drop of financial expense by PLN 25,572 thousand in relation to Q2 2005. As a result, in Q2 2006 the financial expenses were higher than financial income by PLN 80,722 thousand while in Q2 2005 there was a surplus of income over expense by PLN 138,508 thousand.

The share of entities evaluated with the equity method in the financial result amounted to PLN 52,433 thousand in Q2 2006, relative to PLN 60,374 thousand in Q2 2005.

The amount of income tax in Q2 2006 was PLN 213,951 thousand, which means a decrease by PLN 34,540 thousand year on year.

Net profit in Q2 2006 was higher than in Q2 2005 by PLN 286,127 thousand (42.6%) net of the one-off factor related to the acquisition of Unipetrol a.s. Without the above adjustment, the net profit in Q2 2006 was PLN 957, 907 thousand, i.e. by PLN 1,607,561 thousand less than in Q2 2005.

Balance sheet

As at the end of the 2nd quarter of 2006, total assets amounted to PLN 35,566,553 thousand, which is a 6.5% increase towards 31 December 2005. The value of fixed assets decreased by PLN 212,024 thousand (1.0%) in relation to their value as at 31 December 2005, and amounted to PLN 20,673,508 thousand, mainly due to a decrease of value of shares and participations in entities consolidated with the equity method PLN 392,995 thousand in relation to their value as at 31 December 2005. As at the end of Q2 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 14,893,045 thousand, mainly due to an increase in inventories, trade debtors and other receivables and cash by PLN 698,055 thousand, PLN 1,626,858 thousand and PLN 63,788 thousand, respectively. Compared to the end of 2005, the working capital (current assets- less current liabilities) increased from PLN 3,981,310 thousand to PLN 5,819,418 thousand.

At the end of Q2 2006, total shareholders' equity stood at PLN 21,047,054 thousand, which means an increase by PLN 1,734,065 thousand (9.0%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 1,249,068 thousand and exchange differences from the recalculation of subordinated entities by PLN 265,975 thousand. Long-term liabilities amounted to PLN 5,445,872 thousand and dropped by PLN 107,981 thousand in comparison with the end of 2005, mainly due to a decrease in the value of credits and loans by PLN 99,825 thousand. Short-term liabilities increased from PLN

8,537,469 thousand as at 31 December 2005 to PLN 9,073,627 thousand as at 30 June 2006. With regard to short-term liabilities, there has been a significant increase of trade creditors, other liabilities and accrued expenses (by PLN 502,359 thousand) and an increase in income tax liability (by PLN 66,322 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 4,455,460 thousand as at 30 June 2006, which means a decrease by PLN 61,337 thousand as compared with the end of 2005.

Cash flow

The Q2 2006 net operating cash flow stood at PLN 1,684,292 thousand, having increased by PLN 616,388 thousand relative to the analogous quarter of 2005. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 1,093,630 thousand in Q2 2006, against a PLN 389,398 thousand increase in Q2 2005). On the other hand, operating cash flow was affected unfavourably by trends with regard to receivables (in Q2 2006 the increase of receivables resulted in a decrease of cash by PLN 474,289 thousand, as compared to a decrease of PLN 27,666 thousand in Q2 2005).

In Q2 2006, the net cash flow from investments totalled PLN (-) 286,115 thousand, while in Q2 2005 the amount was PLN (-) 1,298,659 thousand. The decrease of investment expenses was due to the acquisition of Unipetrol a.s in Q2 2005. In Q2 2006 income due to sale of short-term securities amounted to PLN 25,828 thousand as compared with PLN 575,362 in Q2 2005 (sale of securities in order to free cash to acquire Unipetrol a.s.)

In Q2 2006, the amount of net financing cash flow reached PLN (-) 974,242 thousand, whereas in Q2 2005it totalled PLN 175,189 thousand. The negative result for this item in 2006 results from repayment of long- and short-term credits and loans of PLN 1,295,393 thousand (PLN 447,827 in Q2 2005) with the balance of newly contracted credits as of the end of Q2 2006 amounted to PLN 368,470 thousand.
As a result of the above cash flows, there was a decrease in the amount of cash as at 30 June 2006 by PLN 185,036 thousand down to PLN 1,190,591 thousand as compared to the end of June 2005.

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 6 and 3 months
ended 30 June 2006 and 30 June 2005
(PLN'000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
Sales of products	24 035 951	13 228 853	16 094 326	9 214 149	49.3%	43.6%
Excise tax and other charges	-5 847 681	-3 084 038	-5 055 388	-2 746 064	15.7%	12.3%
Net revenue on sales of products	**18 188 270**	**10 144 815**	**11 038 938**	**6 468 085**	**648%**	**56.8%**
Sales of goods and materials	7 070 805	3 628 113	5 788 036	3 518 721	22.2%	3.1%
Excise tax and other charges	-383 888	-228 390	-66 018	-31 758	481.5%	619.2%
Net revenue of sales of goods and materials	**6 686 917**	**3 399 723**	**5 722 018**	**3 486 963**	**16.9%**	**-2.5%**
Total sales revenues	**24 875 187**	**13 544 538**	**16 760 956**	**9 955 048**	**48.4%**	**36.1%**
Cost of manufacturing of products sold	-15 442 906	-8 300 435	-8 311 385	-5 174 688	85.8%	60.4%
Value of goods and materials sold	-6 046 321	-3 161 277	-5 105 129	-2 907 608	18.4%	8.7%
Gross profit on sales	**3 385 960**	**2 082 826**	**3 344 442**	**1 872 752**	**1.2%**	**11.2%**
Costs of sale	-1 274 414	-628 611	-1 036 387	-546 971	23.0%	14.9%
General administrative expenses	-538 483	-292 293	-422 805	-224 034	27.4%	30.5%
Other operating income*	245 924	113 184	2 065 201	1 986 530	-88.1%	-94.3%
Other operating expenses	-169 373	-74 959	-566 816	-502 595	-70.1%	-85.1%
Profit on disposal of all or part of equity interests of subordinated entities	1 280	0	29 395	29 395	-95.6%	-100.0%
Operating profit	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
Financial income	224 761	77 779	368 760	322 581	-39.0%	-75.9%
Financial expenses	-326 746	-158 501	-258 124	-184 073	26.6%	-13.9%
Net financial income and expenses	**-101 985**	**-80 722**	**110 636**	**138 508**	**-192.2%**	**-158.3%**
Share in financial result of entities evaluated with equity method	99 185	52 433	111 064	60 374	-10.7%	-13.2%
Profit before tax	**1 648 094**	**1 171 858**	**3 634 730**	**2 813 959**	**-54.7%**	**-58.4%**
Corporate income tax	-292 034	-213 951	-390 728	-248 491	-25.3%	-13.9%
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-58.2%**	**-62.7%**
including:						
Profit attributable to minority interest	110 080	76 904	16 263	5 256	576.9%	1363.2%
Profit attributable to parent company shareholders	**1 245 980**	**881 003**	**3 227 739**	**2 560 212**	**-61.4%**	**-65.6%**

* including in 2005 the surplus of fair value over purchase price of the shares in Unipetrol a.s. of PLN 1 893 688 thousand.

PKN ORLEN SA
SEC File
82-5036

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 June 2006 and 31 December 2005
(PLN '000)

SPECIFICATION	30.06.2006 (unaudited data)	31.12.2005	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 613 294	18 510 754	0.6%
Goodwill	27 075	17 630	53.6%
Intangible assets	615 039	610 984	0.7%
Financial assets	580 111	550 984	5.3%
Shares and equity interests in entities consolidated with equity method	632 082	1 025 077	-38.3%
Loans granted	7 726	7 145	8.1%
Deferred tax assets	79 192	62 131	27.5%
Property investments	29 648	11 557	156.5%
Perpetual usufruct right	77 223	76 172	1.4%
Other fixed assets	12 118	13 098	-7.5%
Total fixed assets	**20 673 508**	**20 885 532**	**-1.0%**
Current assets			
Stocks	6 811 292	6 113 237	11.4%
Trade debtors and other receivables	6 404 496	4 777 638	34.1%
Income tax receivable	36 597	49 567	-26.2%
Short-term securities	141 995	104 938	35.3%
Prepayments	186 387	145 853	27.8%
Cash and cash equivalents	1 190 591	1 126 803	5.7%
Other financial assets	58 057	111 899	-48.1%
Assets classified as appropriated for sale	**63 630**	**88 844**	**-28.4%**
Total current assets	**14 893 045**	**12 518 779**	**19.0%**
Total assets	**35 566 553**	**33 404 311**	**6.5%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment*	522 999	522 999	0.0%
Initial capital	**1 057 635**	**1 057 635**	0.0%
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	28 151	60 075	-53.1%
Currency-translation differences on subsidiary entities	109 961	-156 014	-170.5%
Retained profits, including:	15 756 630	14 507 562	8.6%
net profit of parent company shareholders from the current year	1 245 980	4 585 132	-72.8%
Shareholders' equity (attributable to shareholders of parent company)	**18 179 630**	**16 696 511**	**8.9%**
Minority interests	2 867 424	2 616 478	9.6%
Total shareholders' equity	**21 047 054**	**19 312 989**	**9.0%**
Long-term liabilities			
Loans and borrowings	3 306 153	3 405 978	-2.9%
Provisions	995 879	956 991	4.1%
Deferred income tax provisions	978 290	1 020 159	-4.1%
Other long-term liabilities	165 550	170 725	-3.0%
Total long-term liabilities	**5 445 872**	**5 553 853**	**-1.9%**

Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 186 409	6 684 050	7.5%
Provisions	589 815	683 273	-13.7%
Corporate income tax payable	102 033	35 711	185.7%
Loans and borrowings	1 149 307	1 110 819	3.5%
Deferred income	22 226	19 265	15.4%
Other financial liabilities	23 837	4 351	447.9%
Total short-term liabilities	**9 073 627**	**8 537 469**	**6.3%**
Total shareholders' equity and liabilities	**35 566 553**	**33 404 311**	**6.5%**

* share capital was revaluated according to IAS 29

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 6 and 3 months
ended 30 June 2006 and 30 June 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data		% 6 n
Operating cash flow						
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-1 887 942**	**-1 6**
Total adjustments:						
Share in financial profit of entities evaluated with equity method	-99 185	-52 433	-111 064	-60 374	11 879	
Depreciation and amortisation	976 473	443 524	629 152	341 015	347 321	1
Net dividends and interest	83 030	19 387	20 578	20 761	62 452	
Corporate income tax on profit before tax	292 034	213 951	390 728	248 491	-98 694	-
Profit (loss) on investment activities	-52 741	-8 929	64 668	79 747	-117 409	-
Decrease / (increase) in receivables	-1 123 563	-474 289	-336 321	27 666	-787 242	-5
Decrease / (increase) in stocks	-600 352	-365 177	-1 299 286	-444 193	698 934	
Decrease / increase in liabilities and accrued expenses	593 265	1 093 630	1 193 782	389 398	-600 517	7
Decrease / increase in provisions	-61 130	-16 602	420 810	407 829	-481 940	-4
Other adjustments*	76 719	34 148	-2 226 904	-2 264 126	2 303 623	2 2
Corporate income tax paid	-313 513	-160 825	-344 287	-243 778	30 774	
Net operating cash flow	**1 127 097**	**1 684 292**	**1 645 858**	**1 067 904**	**-518 761**	**61**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-791 923	-270 421	-889 194	-502 465	97 271	2
Gain on disposal of property, plant and equipment	83 606	6 393	19 559	15 329	64 047	
Gain on disposal of shares	80 428	3 656	76 305	75 941	4 123	-
Acquisition of shares and interests	-33 927	-9 891	-1 347 186	-1 345 575	1 313 259	1 3
Acquisition of short-term securities	-95 718	-51 007	-81 818	-42 189	-13 900	
Gain on disposal of short-term securities	56 038	25 828	963 547	575 362	-907 509	-5
Dividends and interest received	12 916	9 890	124 135	104 320	-111 219	-
Loans (granted)/repaid	3 745	923	558	-284	3 187	
Other adjustments	-4 809	-1 486	-179 383	-179 098	174 574	1
Net investment cash flow	**-689 644**	**-286 115**	**-1 313 477**	**-1 298 659**	**623 833**	**1 01**
Financing cash flow						
Gain on long- and short-term loans and borrowings**	4 088 184	368 470	929 876	666 785	3 158 308	-2
Repayment of long- and short-term loans and **borrowings	-4 360 018	-1 295 393	-540 482	-447 827	-3 819 536	-8
Interest paid	-88 436	-41 301	-59 261	-35 992	-29 175	
Other adjustments	-12 738	-6 018	-16 109	-7 777	3 371	
Net financing cash inflow/(outflow)	**-373 008**	**-974 242**	**314 024**	**175 189**	**-687 032**	**-1 1**
Change in net cash	**64 445**	**423 935**	**646 405**	**-55 566**	**-581 960**	**4**

PKN ORLEN S.A.
SEC File
82-5036

Foreign exchange gains/losses	-657	-685	-281	-6 073	-376	
Cash at beginning of period	**1 126 803**	**767 341**	**729 503**	**1 437 266**	**397 300**	**-6**
Cash at end of period, including:	**1 190 591**	**1 190 591**	**1 375 627**	**1 375 627**	**-185 036**	**-1**
Restricted cash	98 319	98 319	89 599	89 599	8 720	

* including in 2005 the surplus of fair value over the purchase price of shares in Unipetrol a.s. of PLN 1 893 688 thousand

** incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of preferential conditions of loans and borrowings

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA
BY BUSINESS SEGMENT
for the period of 6 and 3 months
ended 30 June 2006 and 30 June March 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
REVENUE ON THIRD-PARTY SALES[1]						
Refinery (production + wholesale)	11 936 788	6 794 912	7 873 230	4 883 666	51.6%	39.1%
Refinery (retail)	6 897 269	3 790 971	5 961 188	3 381 950	15.7%	12.1%
Petrochemicals	4 291 902	2 074 482	1 819 074	1 150 356	135.9%	80.3%
Chemicals	1 214 032	629 065	750 443	371 681	61.8%	69.2%
Other activities	478 969	228 449	307 691	144 280	55.7%	58.3%
TOTAL	**24 818 960**	**13 517 879**	**16 711 626**	**9 931 933**	**48.5%**	**36.1%**
FINANCIAL RESULT[2]						
Refinery (production + wholesale)	1 065 135	925 693	2 025 345	1 473 631	-47.4%	-37.2%
Refinery (retail)	82 565	76 145	214 292	213 033	-	-
Petrochemicals	538 207	222 901	1 350 811	1 080 526	-60.2%	-79.4%
Chemicals	85 925	34 098	213 270	147 951	-59.7%	-77.0%
Other activities	56 416	7 516	289 838	245 842	-80.5%	-96.9%
Exclusions	-3 567	1 311	-248 949	-248 624	-	-
Total of non-attributed items	-173 787	-67 517	-431 577	-297 282	-59.7%	-77.3%
TOTAL	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
EXPENDITURE ON FIXED ASSETS						
Refinery (production + wholesale)	226 829	148 293	203 826	128 941	11.3%	15.0%
Refinery (retail)	136 910	80 588	134 790	52 491	1.6%	53.5%
Petrochemicals	116 853	62 687	317 197	185 662	-63.2%	-66.2%
Chemicals	84 323	40 601	120 050	97 809	-29.8%	-58.5%
Other activities	74 272	42 687	53 909	32 653	37.8%	30.7%
Total of non-attributed items	13 524	5 132	24 638	22 380	-45.1%	-77.1%
TOTAL	**652 711**	**379 988**	**854 410**	**519 936**	**-23.6%**	**-26.9%**
DEPRECIATION AND AMORTISATION						
Refinery (production + wholesale)	261 420	105 781	246 100	98 279	6.2%	7.6%
Refinery (retail)	137 605	67 315	114 654	64 435	20.0%	4.5%
Petrochemicals	204 487	3 200	95 358	73 844	114.4%	-95.7%
Chemicals	255 724	207 559	46 311	21 810	452.2%	851.7%

Other activities	105 940	55 605	110 281	73 845	-3.9%	-24.7%
Total of non-attributed items	11 297	4 064	16 448	8 802	-31.3%	-53.8%
TOTAL	**976 473**	**443 524**	**629 152**	**341 015**	**55.2%**	**30.1%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.

KEY CONSOLIDATED OPERATING DATA

for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (in tons)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**8 639**	**4 530**	**6 548**	**3 385**	**31.9%**	**33.8%**
REFINERY OUTPUT						
Petrols	1 665 028	878 842	1 494 344	794 857	11.4%	10.6%
Diesel oils	2 660 308	1 509 983	1 854 110	1 011 994	43.5%	49.2%
Heating oil III	501 961	240 418	372 826	223 919	34.6%	7.4%
Ekoterm	676 092	238 594	775 432	317 579	-12.8%	-24.9%
Jet A-1	224 128	127 570	196 856	109 104	13.9%	16.9%
LPG	156 475	70 521	128 372	69 887	21.9%	0.9%
Other refining products	909 603	640 040	761 938	539 535	19.4%	18.6%
TOTAL	**6 793 595**	**3 705 968**	**5 583 878**	**3 066 875**	**21.7%**	**20.8%**
SALES OF REFINING PRODUCTS						
Petrols	2 225 380	1 231 423	1 964 002	1 091 391	13.3%	12.8%
Diesel oils	3 391 124	1 978 681	2 086 034	1 217 367	62.6%	62.5%
Heating oil III	428 895	219 586	252 993	143 437	69.5%	53.1%
Ekoterm	799 829	303 969	864 024	379 062	-7.4%	-19.8%
Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
LPG	214 339	123 165	159 796	89 754	34.1%	37.2%
Other refining products	953 121	691 782	757 546	542 353	25.8%	27.6%
TOTAL	**8 237 483**	**4 678 563**	**6 298 046**	**3 592 219**	**30.8%**	**30.2%**
CHEMICALS OUTPUT						
Polyethylene	243 369	119 569	51 668	33 031	371.0%	262.0%
Polypropylene	180 010	88 388	53 645	34 880	235.6%	153.4%
Ethylene	200 159	53 398	64 523	41 244	210.2%	29.5%
Propylene	159 830	47 240	81 823	43 005	95.3%	9.8%
Glycols	54 311	24 438	40 897	11 964	32.8%	104.3%
Ammonium nitrate	275 570	144 040	304 173	170 848	-9.4%	-15.7%
CANWIL	195 656	89 460	166 267	59 875	17.7%	49.4%
Polyvinyl chloride (PVC)	172 255	81 558	86 942	35 105	98.1%	132.3%
Other petrochemical products	1 185 567	583 475	375 768	206 271	215.5%	182.9%
TOTAL	**2 666 727**	**1 231 566**	**1 225 706**	**636 223**	**117.6%**	**93.6%**
SALES OF CHEMICAL PRODUCTS						
Polyethylene	235 023	125 193	81 714	63 319	187.6%	97.7%
Polypropylene	184 403	98 422	61 389	42 769	200.4%	130.1%
Ethylene	121 551	55 649	37 668	15 797	222.7%	252.3%
Propylene	111 699	49 767	65 451	26 912	70.7%	84.9%
Glycols	56 136	26 684	44 504	14 830	26.1%	79.9%
	266 190	115 386	262 127	131 658	1.6%	-12.4%

Ammonium nitrate						
CANWIL	191 150	82 281	167 964	75 977	13.8%	8.3%
Polyvinyl chloride	178 316	85 279	105 979	60 438	68.3%	41.1%
Other petrochemical products	1 029 618	461 580	365 017	209 344	182.1%	120.5%
TOTAL	**2 374 086**	**1 100 241**	**1 191 813**	**641 044**	**99.2%**	**71.6%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 3 and 6 months ended 30 June 2006 and 30 June 2005
(in tons)

Sale of light products in PKN ORLEN S.A. GROUP (by volumes)	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
Wholesale of key light products, including:	**4 926 969**	**2 754 095**	**3 668 888**	**2 033 404**	**34.3%**	**35.4%**
- Petrol	1 225 170	711 867	1 041 612	598 345	17.6%	19.0%
- Diesel oil	2 560 667	1 538 302	1 458 812	874 269	75.5%	76.0%
- Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
- Ekoterm	799 827	303 969	863 898	379 012	-7.4%	-19.8%
- LPG	116 510	70 000	90 915	52 923	28.2%	32.3%
Retail sales of engine fuels, including:	**1 928 498**	**1 013 100**	**1 618 619**	**873 025**	**19.1%**	**16.0%**
- Petrol	1 000 210	519 556	922 390	493 046	8.4%	5.4%
- Diesel oil	830 457	440 379	627 222	343 098	32.4%	28.4%
- Ekoterm	2	0	126	50	-98.4%	-100.0%
- LPG	97 829	53 165	68 881	36 831	42.0%	44.3%
Total sales of fuels, including:	**6 855 467**	**3 767 195**	**5 287 507**	**2 906 429**	**29.7%**	**29.6%**
- Engine fuels	6 055 638	3 463 226	4 423 483	2 527 367	36.9%	37.0%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 2nd quarter of 2006.

The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories for PKN ORLEN and for PKN ORLEN Capital Group under International Accounting Standards are as follows (PLN '000s):

Refinery (Production and Wholesale)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005	
Segment result acc. to IFRS	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method
Unconsolidated gross profit	1 589 289	1 087 014	1 285 271	941 633	1 631 074	949 479	925 153	519 084
Unconsolidated net profit	1 400 836	993 993	1 152 989	874 642	1 293 245	741 153	719 452	390 536
Consolidated gross profit	1 648 094	1 102 444	1 171 858	805 253	3 634 730	2 959 266	2 813 959	2 413 306
Consolidated net profit	1 356 060	916 136	957 907	661 804	3 244 002	2 696 876	2 565 468	2 240 939

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In Q2 2006 the increase of crude throughput oil price was clearly slower than in Q2 2005. Additionally, in Q2 2006 there was a decrease in the quantity of oil inventory. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is less than in 2005.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Laws 2005, No. 184, item 1539)

END

Close

Summary of results

Summary

- PLN 1,644 m (EBITDA) vs. PLN 1,062 m in Q2 2005 (after adjustment for the difference in fair value of the acquired net assets of Unipetrol a.s. over the purchase price of PLN 1,894 m) – a positive impact of macroeconomic factors supported with the consolidation of Unipetrol a.s. (PLN 224 m), the increase of olefin production and the further optimisation of costs within the entire ORLEN company.
- A safe level of the equity net debt ratio of 18% facilitates the M & A strategy.

Refinery and Retail

- Growth of domestic sales with limited exports allowed optimisation of the operating margin.
- Full implementation of the investment programme in the retail network will encourage further sales increase.
- The increase of the Ural-Brent differential (34%, y/y) affected the operating result positively in the amount of (+) PLN 127 m (y/y)
- The positive impact of growing refinery margins on the result of PLN 98 m.
- An improvement of segment results of Unipetrol a.s in Q2 2006PLN 101 m vs. (-) PLN 56 m in Q1 2006.

Petrochemicals

- Increase of ethylene production by 78 tt and propylene production by 39 tt (y/y), in PKN ORLEN S.A. as a result of start-up of new Olefin II installations.
- The decrease of margins on petrochemical products, which has continued since Q3 2005, affected the result negatively in the amount of (-) PLN 55 m (y/y).
- High share of Unipetrol a.s. in the results of the petrochemical segment – PLN 145 m

Optimisation of costs

- Material positive results of the new cost-saving program OPTIMA, aimed at providing savings in the spheres of operating costs amounting to PLN 44 m. The key area of savings is still the Refinery – PLN 26 m (y/y).
- Fixed costs in the Parent Company in Q2 of 2006 remained at last year's level despite the expansion of business operations (if we exclude the costs of strategic projects and the one-off annual bonus payment).

Key financial data

Q2/06	Q1/06	q/q +/-(%)	Q2/05	y/y +/-(%)	in mln PLN unless otherwise stated	2006	2005	y/y +/-(%)
926	139	*566,2*	1 474	*-37,2*	*Refinery*	1 065	2 025	*-47,4*
223	315	*-29,2*	1 081	*-79,4*	*Petrochemicals*	538	1 351	*-60,2*
34	52	*-34,6*	148	*-77,0*	*Chemicals*	86	213	*-59,6*
76	6	*1166,7*	213	*-64,3*	*Retail*	82	214	*-61,7*
8	49	*-83,7*	246	*-96,7*	*Other*[1]	57	290	*-80,3*
-67	-111	*-39,6*	-547	*-87,8*	*Not attributed*[2]	-178	-680	*-73,8*
1 200	450	*166,7*	2 615	*-54,1*	EBIT	1 650	3 413	*-51,7*
0	0	-	1 894		- *Non-recurrent events*[3]	0	1 464	-
0	0	-	626		- *Refinery*	0	550	-
0	0	-	893		- *Petrochemicals*	0	890	-
0	0	-	124		- *Chemicals*	0	124	-
0	0	-	152		- *Retail*	0	128	-
0	0	-	259		- *Other*[1]	0	254	-
0	0	-	-160		- *Not attributed*[2]	0	-482	-
1 200	450	*166,7*	721	*66,4*	ClearedEBIT	1 650	1 949	*-15,3*
1 644	983	*67,2*	2 956	*-44,4*	**EBITDA**	2 626	4 042	*-35,0*
1 644	983	*67*	1 062	*54,8*	Cleared EBITDA[3]	2 626	2 578	*1,9*
958	398	*140,7*	2 565	*-62,7*	**Net profit**	1 356	3 244	*-58,2*
881	365	*141,4*	2 560	*-65,6*	**Profit of parent company shareholders**	1 246	3 228	*-61,4*
881	365	*141,4*	667	*32,1*	Cleared profit of parent company shareholders[4]	1 246	1 334	*-6,6*
1 684	-557	*-402,3*	1 068	*57,7*	**Operating cash flow**	1 127	1 646	*-31,5*
16,0	6,2	*157,6*	48,1	*-66,7*	**ROACE (%)**[5]	11,4	31,7	*-64,0*
18,4	19,7	*-6,2*	10,5	*76,4*	**Shareholder's equity net debt ratio (%)**[6]	15,9	11,6	*36,4*
2,06	0,85	*141,4*	5,99	*-65,6*	**EPS**	2,91	7,55	*-61,4*
2,06	0,85	*141,4*	1,56	*32,2*	**Cleared EPS**	2,91	3,12	*-6,6*
0,00	0,00	-	2,13	-	**Dividend per share**[7]	0,00	2,13	-

1) Entities responsible for utilities, social welfare activity and service companies of PKN ORLEN S.A.
2) Includes PKN Corporate Centre and companies not listed in previous segments
3) Non-recurrent events: surplus of the fair value of net assets over the purchase price
4) Allowing for impact of acquired receivables of the unipetrol group of PLN 205 million.
5) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)
6) Calculated for average amounts of balance-sheet items
7) Proposal for the General Shareholders' Meeting for the year 2005

Macroeconomic factors

Q2/06	Q1/06	q/q +/-(%)	Q2/05	y/y +/-(%)		2006	2005	y/y +/-(%)
5,65	2,56	*120,7*	5,58	*1,3*	**Average refinery margin**[1] **(USD/bbl)**	4,07	4,57	*-10,9*
4,81	3,59	*34,0*	3,59	*34,0*	**Ural/Brent differential (USD/bbl)**	4,20	4,33	*-3,0*
69,60	61,79	*12,6*	51,66	*34,7*	**Average Brent oil price (USD/bbl)**	65,66	49,67	*32,2*
3,14	3,19	*-1,6*	3,28	*-4,3*	**Average PLN/USD exchange rate**[2]	3,16	3,18	*-0,6*
3,95	3,83	*3,1*	4,13	*-4,4*	**Average PLN/EUR exchange rate**[2]	3,89	4,08	*-4,7*
566,03	490,53	*15,4*	542,36	*4,4*	**Average margin on ethylene (USD/t)**	528,28	576,28	*-8,3*
513,55	484,09	*6,1*	491,11	*4,6*	**Average margin on prppylene (USD/t)**	498,82	515,72	*-3,3*

1) Calculated on the basis of the algorithm: Products (88,36%) vs. Brent Dtd (100%). Products include: Petrols (25.21%), Deisel Oil (23.20%), Petroleum (16.51%), Light Heating Oil (15.31%)
(Source: CIF NWE quotations except HSFO FOB ARA)
2) Source: NBP

Financial Data by Area of Activity (Segment)

Market Overview

In the 2nd quarter of 2006, the average price of commodity Brent oil was USD 69.60/bbl, having gone up by USD 17.94/bbl (34.7%) year on year. This rise in oil prices went hand in hand with the increase of the URAL/Brent differential by 34.0%, i.e. from USD 3.59/bbl in Q2 2005 to USD 4.81/bbl in Q2 2006. In Q2 2006, the average commodity price of petrols was USD 723.36/t, which is a USD 207.47/t, or 40.2%, increase over Q2 2005. In the same period, a significant rise was recorded in the commodity prices of diesel oil, Ekoterm and JET A-1 fuel - by USD 123.39/t, USD 139.22/t and USD 135.84/t, respectively (or by 23.2%, 28.5% and 24.4%).

In Q2 2006, the commodity crack margins increased substantially for petrols, light heating oil and JET A-1 fuel, by 58.1%, 4.7% and 0.8%, respectively, as compared to Q2 2005. The decrease in margins was reported for diesel oil (by 7.9%). The 2nd quarter of 2006 was another period in which a substantial decrease of margins on benzene, phenol, butadiene and acetone. The drop in the margins for those products was 20.8%, 11.1%, 5.8% and 19.9% respectively. There was a negative margin of USD 101.9/t in the case of glycols (with USD 157.1/t in Q2 2005). The margins for ethylene and propylene were quite favourable (growth by 4.4% and 4.6% respectively).

The Euro exchange rate decreased against the Polish currency by 4.4% (falling from PLN 4.13 /EUR in Q2 2005 to PLN 3.95/EUR in Q2 2006) and the U.S. dollar exchange rate decreased by 4.3% (falling from PLN 3.28/USD in Q2 2005 to PLN 3.14/USD in Q2 2006).

According to the estimated data on the basis of data from Nafta Polska, the domestic consumption of fuels (petrols, diesel oil and light heating oil) rose by approximately 341 thousand tons (by 10.5%) in Q2 2006 year on year. According to GUS (Main Office of Statistics), transportation prices in the first six months of 2006 rose less than a year before (1.7% vs. 1.9%). To a large extent that is a result of a lower growth of fuels for private vehicles (3.3% vs. 5.1%). The prices of petrol grew by 7.0% and the prices of liquid gas dropped by 12.2%.

NBP estimates and preliminary results for Q2 2006 confirm a high GDP growth rate which (both annualised and on a quarterly basis after adjustment for seasonal fluctuations) was at a similar level as in Q1 2006, i.e. 5.2%.

In Q2 2006 the consumer prices increased by 0.9% in relation to Q1 2006. In Q2 2005 the prices went up by 0.6%. In relation to Q2 2005, the consumer prices in Q2 2006 increased by 0.8%. The fast economic growth over several quarters has brought about an expected improvement in the labour market. The unemployment rate at the end of Q2 2006 was 16.0%, which is a drop by 2 percentage points as compared to Q2 2005.

Refinery (Production + Wholesale)

Refinery (Production and Wholesale)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**19 824 439**	**6 317 137**	**10 787 674**	**3 437 536**	**11 814 447**	**3 600 977**	**6 976 519**	**2 126 404**	**67.8%**	**75.4%**	**54.6%**	**61.7%**
Third part sales	11 936 788	3 803 705	6 794 912	2 165 226	7 873 230	2 399 717	4 883 666	1 488 514	51.6%	58.5%	39.1%	45.5%
Intra-company sales*	7 887 651	2 513 432	3 992 762	1 272 310	3 941 217	1 201 261	2 092 853	637 890	100.1%	109.2%	90.8%	99.5%
Segment's costs	**-18 759 997**	**-5 977 948**	**-9 859 659**	**-3 141 820**	**-10 357 251**	**-3 156 832**	**-6 061 970**	**-1 847 655**	**81.1%**	**89.4%**	**62.6%**	**70.0%**
Other operating revenues	65 910	21 002	30 435	9 698	69 930	21 314	32 081	9 778	-5.7%	-1.5%	-5.1%	-0.8%
Other operating expenses	-65 217	-20 782	-32 757	-10 438	-127 529	-38 870	-98 747	-30 098	-48.9%	-46.5%	-66.8%	-65.3%
Surplus of fair value of acquired net assets above purchase price					625 748	190 724	625 748	190 724				
Segment's result**	**1 065 135**	**339 410**	**925 693**	**294 976**	**2 025 345**	**617 314**	**1 473 631**	**449 155**	**-47.4%**	**-45.0%**	**-37.2%**	**-34.3%**
Third-party sales (thousand tons)	6 326		3 676		4 674		2 714		35.3%		35.4%	

**) The revenue includes the following transfers to retail:: 6 months 2006 – PLN 1 083 057 thousand ,3 months 2006 – PLN 114 194 thousand,6 months 2005 – PLN 1 621 591 thousand, 3 months 2005 – PLN 913 101 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Among the major companies in the refinery segment there are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz Płock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies of the Czech Unipetrol a.s. holding: Paramo a.s., Unipetrol Rafinerie a.s., and Česka Rafinerska a.s.

The segment's revenues expanded by 54.6%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and high dynamics of product sales up to 35.4%. In the 2nd quarter of 2006, the biggest sales increase was recorded for diesel oil – by 664 thousand tons (by 76.0%) or by PLN 664 494 thousand and Eurosuper 95 petrol – by 97 000 tons (by 19.6%) or PLN 939,659 thousand. There was also an upward trend in the sales of liquid gas the sale of which in Q2 2006 grew in relation to Q2 2005 by 17 thousand tons (by 32.3%) or by PLN 27,487 thousand. The increased sales of products is due among other things to the effect of pro-sale activities, inclusions of sales by Unipetrol a.s. for the whole Q2 2006 while in Q2 2005 the consolidation covered only June. Additionally, the high dynamics of diesel oil sale was due to improved competitive quality of the fuel in the domestic market.
The results of the segment were also positively affected by the increase of the quoted URAL/Brent oil differential level by 34.0% up to USD 4.81/bbl, which resulted in an increase of operating result of the Parent Company by PLN 127 m. Additionally, a growth of refinery margins contributed to an increased EBIT in the Parent Company by PLN 98 m. The implementation of the OPTIMA Programme resulted in Q2 2006 in savings in the segment of PLN 25 704 thousand, that is 26.2% of the potential planned for 2006.
In Q2 2006 there was a growth of costs in the segment by 62.6% due to a high level of oil prices (increase by 34.7%).
As a result of the above factors, the segment's result for Q2 2006 reached PLN 925,693 thousand, whereas in Q2 2005 it was PLN 847,883 thousand (after adjustment for the one-off factor related to the purchase of acquisition of Unipetrol a.s. of PLN 625,748 thousand). This result was influenced mainly by the Parent Company and the Unipetrol a.s. capital group, which jointly generated PLN 829,513 thousand in Q2 2006 (PLN 869,730 thousand in Q2 2005).
In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 19,352 thousand.

Refinery (Retail)

Refinery (Detail)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 917 333**	**2 204 236**	**3 801 117**	**1 211 241**	**5 983 884**	**1 823 854**	**3 395 413**	**1 034 903**	**15.6%**	**20.9%**	**11.9%**	**17.0%**
Third part sales	6 897 269	2 197 842	3 790 971	1 208 008	5 961 188	1 816 937	3 381 950	1 030 799	15.7%	21.0%	12.1%	17.2%
Intra-company sales	20 064	6 393	10 146	3 233	22 696	6 918	13 463	4 103	-11.6%	-7.6%	-24.6%	-21.2%
Segment's costs	**-6 894 143**	**-2 196 846**	**-3 751 197**	**-1 195 334**	**-5 917 065**	**-1 803 488**	**-3 322 207**	**-1 012 590**	**16.5%**	**21.8%**	**12.9%**	**18.0%**
Other operating revenues	81 877	26 090	39 033	12 438	50 442	15 374	23 383	7 127	62.3%	69.7%	66.9%	74.5%
Other operating expenses	-22 502	-7 170	-12 808	-4 081	-55 389	-16 882	-35 976	-10 965	-59.4%	-57.5%	-64.4%	-62.8%
Surplus of fair value of acquired net assets above purchase price					152 420	46 457	152 420	46 457				
Segment's result*	**82 565**	**26 310**	**76 145**	**24 264**	**214 292**	**65 315**	**213 033**	**64 931**	**-61.5%**	**-59.7%**	**-64.3%**	**-62.6%**
Third-party sales (thousand tons)	1 931		1 015		1 625		879		18.8%		15.5%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

The retail segment covers the relevant business of: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol a.s. holding.

In Q2 2006, the segment's revenue increased by PLN 405,704 thousand (11.9%) over Q2 2005. The growth of revenue of the segment was accompanied by a rise in volume sales by 135 thousand tons, i.e. by 15.4%, mainly due to a remarkable increase of diesel oil sales by 28.4% and Eurosuper 95 petrol by 8.1%. It must be stressed that the sales increase is also a result of full implementation of the investment programme in the retail network, as well as including results of Unipetrol a.s. capital group in Q2 2006; the third-party sales of this group totalled PLN 272,102 thousand (PLN 134,590 thousand in Q2 2005). The segment's results in Q2 2006 amounted to PLN 76,145 thousand while in Q2 2005 the result was PLN 60,613 thousand (after adjustment for the surplus of the fair value of net assets over the purchase price related to the acquisition of Unipetrol s.a.). Without the above adjustment, the result on operations in Q2 2005 was PLN 213,033 thousand.

The retail business* of ORLEN Deutschland in Germany in Q2 2006 generated profit of PLN 10 240 thousand (PLN 7 675 thousand in profit in Q2 2005). PKN ORLEN S.A. in Q2 2006 generated profit in the segment of PLN 61 280 thousand (PLN 52 887 thousand of profit in Q2 2005).

In the analysed period there was a growth in the sales volumes of all fuels which generated a growth of operating result of the Parent Company by PLN 23 million. There were also positive trends in margins on non-fuel goods and services, which increased by 12.0% in Q2 2006. In Q2 2006, as compared to Q2 2005, there was a drop in unit margins on petrols and diesel oil and a growth in margins on LPG. The estimated negative effect of unit margins on operating profit of PKN ORLEN S.A. was PLN (-) 14 m.

The implementation of the OPTIMA Programme yielded PLN 11 599 thousand in savings for the segment in Q2 2006, which constitutes 16.1% of the potential assumed for the year 2006.

In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 28,097 thousand.

*) ORLEN Deutschland is involved in wholesale business attributed to the segment of production and wholesale.

Petrochemicals

Petrochemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 185 550**	**1 971 050**	**2 998 246**	**955 403**	**2 809 248**	**856 243**	**1 693 069**	**516 038**	**120.2%**	**130.2%**	**77.1%**	**85.1%**
Third part sales	4 291 902	1 367 632	2 074 482	661 042	1 819 074	554 444	1 150 356	350 622	135.9%	146.7%	80.3%	88.5%
Intra-company sales	1 837 421	585 502	897 105	285 866	940 844	286 764	519 598	158 371	95.3%	104.2%	72.7%	80.5%
Value of released provisions	56 227	17 917	26 659	8 495	49 330	15 036	23 115	7 045	14.0%	19.2%	15.3%	20.6%
Segment's costs	**-5 648 704**	**-1 799 982**	**-2 772 456**	**-883 454**	**-2 336 735**	**-712 224**	**-1 491 068**	**-454 469**	**141.7%**	**152.7%**	**85.9%**	**94.4%**
Other operating revenues	45 636	14 542	12 098	3 855	12 026	3 665	11 011	3 356	279.5%	296.8%	9.9%	14.9%
Other operating expenses	-44 275	-14 108	-14 987	-4 776	-26 649	-8 122	-25 407	-7 744	66.1%	73.7%	-41.0%	-38.3%
Surplus of fair value of acquired net assets above purchase price					892 921	272 157	892 921	272 157				
Segment's result*	**538 207**	**171 502**	**222 901**	**71 028**	**1 350 811**	**411 720**	**1 080 526**	**329 338**	**-60.2%**	**-58.3%**	**-79.4%**	**-78.4%**
Third-party sales (thousand tons)	1 425		632		564		317		152.7%		99.4%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new petrochemicals segment includes the following companies: PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o.

In Q2 2006 the revenues of the segment were up by PLN 1 305 177 thousand (by 77.1%) and the third party sales volume by 99.4%. In Q2 2006, in effect of consolidating of Unipetrol a.s., there was a growth of sales volume of key products in the segment, such as: polyethylene by 97.7%, polypropylene by 130.1%, ethylene by 252.3%, benzene by 290.1%. The drop of sales of orthoxylene in Q2 2006 was due to an overhaul of the xylene distillation column and furnace modernisation. Lower sales of ammonium nitrate result from decreased demand due to higher prices.

In Q2 2006 the result of the segment was PLN 222 901 thousand as compared to PLN 187 605 thousand in Q2 2005 (net of the surplus of fair value of net assets over the purchase price of Unipetrol a.s. of PLN 892 921 thousand). Attention should be paid to the very good results of Unipetrol a.s group companies in the segment which in Q2 2006 generated PLN 145 million in profit. A positive result was achieved also by Basell Orlen Polyolefins sp. z o.o., which in relation to Q2 2005 increased its operational profit by PLN 20 million. The results of the segment were affected by lowering the margins on petrochemical products. The estimated negative impact of lowering margins in the Parent Company was PLN 55 million. PKN ORLEN S.A. in Q2 2006 generated a result by PLN 112 million less than in Q2 2005. The decrease is due to partial use of production capacity of the installation Olefin II due to irregular purchases of ethylene and propylene by Basell Orlen Polyolefins sp. z o.o. and emergency shutdowns of the installation.

The implementation of the OPTIMA Programme in Q2 2006 generated savings of PLN 424 thousand in the segment, that is 35.3% of the planned potential for 2006.

A decrease of outlays on fixed assets and intangible assets by PLN 122 975 thousand in Q2 2006 was due to investment works at the installation Olefin II and at Basell Orlen Polyolefins sp. z o.o. in Q2 2005.

Chemicals

Chemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 289 817**	**411 005**	**631 608**	**201 264**	**750 951**	**228 886**	**372 189**	**113 441**	71.8%	79.6%	69.7%	77.4%
Third part sales	1 214 032	386 856	629 065	200 454	750 443	228 731	371 681	113 286	61.8%	69.1%	69.2%	76.9%
Intra-company sales	75 785	24 149	2 543	810	508	155	508	155	-	-	-	-
Segment's costs	**-1 216 226**	**-387 555**	**-607 746**	**-193 661**	**-664 533**	**-202 546**	**-350 663**	**-106 880**	**83.0%**	**91.3%**	**73.3%**	**81.2%**
Other operating revenues	17 888	5 700	10 323	3 289	4 661	1 421	2 824	861	283.8%	301.1%	265.5%	282.0%
Other operating expenses	-5 554	-1 770	-87	-28	-1 745	-532	-335	-102	218.3%	232.7%	-74.0%	-72.5%
Surplus of fair value of acquired net assets above purchase price					123 936	37 775	123 936	37 775				
Segment's result*	**85 925**	**27 380**	**34 098**	**10 865**	**213 270**	**65 004**	**147 951**	**45 095**	**-59.7%**	**-57.9%**	**-77.0%**	**-75.9%**
Third-party sales (thousand tons)	953		470		629		325		51.5%		44.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new chemicals segment includes the following companies: Zakłady Azotowe „Anwil" S.A., Spolana a.s. (subsidiary company of Unipetrol a.s.), ORLEN PetroProfit sp. z o.o.

In Q2 2006 revenues of the segment were by PLN 259 419 thousand (by 69.7%) higher than in Q2 2005. During that time there was a growth of sales volumes of the key products in the segment, such as: polyvinyl chloride by 41.1%, soda lye by 37.4% and PVC granulate by 60.1%. The high demand for fertilisers in the first two months of the quarter and the relatively high prices (growth by 14.3% in relation to Q2 2005) and an increased demand for polyvinyl chloride and granulate positively affected the results of the key company in the segment – Anwil S.A. Operational profit of the company grew in Q2 2006 in relation to Q2 2005 by PLN 31 268 thousand. At the same time, asset revaluation as of the acquisition date in Spolana a.s. resulted in a growth of depreciation in Q2 2006 which resulted in an operational loss in that company of PLN 4 271 thousand.
In effect of the above factors, the result of the segment amounted to PLN 34 098 thousand while in Q2 2005 it was PLN 24 015 thousand (after adjustment for the one-off event of acquisition of Unipetrol a.s. of PLN 123 936 thousand). In Q2 2006, as compared with Q2 2005, there was a decrease in outlays on fixed assets and intangible assets by PLN 57 208 thousand. The OPTIMA adjustment in Q2 2006 due to recognition of savings in the segments was PLN (-) 2 685 thousand.

Other

Other	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 004 179**	**319 986**	**493 829**	**157 361**	**717 732**	**218 761**	**345 656**	**105 354**	**39.9%**	**46.3%**	**42.9%**	**49.4%**
Third part sales	478 969	152 625	228 449	72 796	307 691	93 782	144 280	43 976	55.7%	62.7%	58.3%	65.5%
Intra-company sales	525 210	167 360	265 380	84 564	410 041	124 978	201 376	61 378	28.1%	33.9%	31.8%	37.8%
Segment's costs	**-944 808**	**-301 067**	**-486 604**	**-155 058**	**-695 221**	**-211 899**	**-367 698**	**-112 072**	**35.9%**	**42.1%**	**32.3%**	**38.4%**
Other operating revenues	14 674	4 676	5 878	1 873	29 922	9 120	20 827	6 348	-51.0%	-48.7%	-71.8%	-70.5%
Other operating expenses	-17 629	-5 618	-5 587	-1 780	-21 891	-6 672	-12 239	-3 730	-19.5%	-15.8%	-54.4%	-52.3%
Surplus of fair value of acquired net assets above purchase price					259 296	79 032	259 296	79 032				
Segment's result*	**56 416**	**17 977**	**7 516**	**2 395**	**289 838**	**88 341**	**245 842**	**74 931**	**-80.5%**	**-79.7%**	**-96.9%**	**-96.8%**
Third-party sales (thousand tons)	47		21		103		52		-54.4%		-59.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Apart from the production of power utilities and service providers in PKN ORLEN S.A., the segment "Other business" includes several companies of the Group that have been set up mostly in effect of restructuring operations.

In Q2 2006 other business generated profit of PLN 7 516 thousand while in Q2 2005 there was a loss on operations of PLN 13 454 thousand (net of a surplus of fair value of net assets above the purchase price of PLN 259 296 thousand). By far the largest growth of the result on this business was noted by PKN ORLEN S.A. whose profit grew by PLN 30 610 thousand in relation to Q2 2005. A part of the business of the Unipetrol a.s. capital group included in this segment in Q2 2006 generated a loss of PLN 17 019 thousand.

The implementation of the OPTIMA Programme in Q2 2006 generated savings in the segment of PLN 8 627 thousand, that is 13.2% of the potential planned for 2006.

In Q2 2006 there was a growth of outlays on fixed assets and intangible assets by PLN 10 034 thousand as compared with Q2 2005.

Financial Review

Profit and Loss Account

Total sales revenues rose by PLN 3,589,490 thousand (36.1%) due to an increase in the Group's third-party sales in all segments: Refinery (Production + Wholesale), which rose by PLN 1,911,246 thousand (39.1%), in Refinery (Retail) by PLN 409,021 thousand (12.1%), in Petrochemicals by PLN 924,126 thousand (80.3%), in Chemicals by PLN 257,384 thousand (69.2%) and in Other Activities by PLN 84,169 thousand (58.3%). The rise in the value of third-party sales was accompanied by an increase in volume sales by 35.4%, 15.5%, 99.4% and 44.6%, respectively, and by a decrease of 59.6% in other activities.
The growth of sales revenues is also due to the maintenance of high world commodity prices. In Q2 2006 there was an increase in operating costs by PLN 3,529,315 thousand (39.9%). A higher dynamics of operating costs is due to a substantial expansion of business operations conducted by the PKN ORLEN S.A. Capital Group. Attention should be paid to a decreasing proportion of fixed costs (depreciation / amortisation, external services, salaries, taxes and other costs) in the overall operating costs. In Q2 2006 there was an increase in manufacturing costs of sold products by PLN 3, 125, 747 thousand (by 60.4%), mainly due to higher costs of processed crude oil. In Q2 2006, gross profit on sales amounted to PLN 2,082,826 thousand and was higher by PLN 210,074 thousand or by 11.2% than in Q2 2005.

In Q2 2006, costs of sale rose by PLN 81,640 thousand (14.9%) relative to Q2 2005, and totalled PLN 628,611 thousand. In the same period, general administrative expenses increased by PLN 68,259 thousand (30.5%) relative to Q2 2005, and reached the level of PLN 292,293 thousand. The increase in both kinds of costs was influenced by the consolidation of the Unipetrol a.s. capital group, where costs of sale and general administrative expenses in Q2 2006 totalled PLN 92,196 thousand and PLN 79,399 thousand, respectively.

In Q2 2006, there was a decrease in other operating revenues by PLN 1,873,346 thousand and a growth of other operating costs by PLN 427, 636 thousand. With respect to revenues, this is a result of recognition in Q2 2005 of the surplus of the fair value of net assets over the purchase price of PLN 1,893,689 thousand. The high level of other operating costs in Q2 2005 was due to the establishment of provisions for business risk of PLN 376 million and for the costs of protection programs of PLN 54 million. In result of the above factors, operating profit (EBIT) in Q2 2006 amounted to PLN 1,200,147 thousand and was by PLN 478,759 thousand higher than in Q2 2005 (net of the one-off factor – acquisition of Unipetrol a.s.). Without the above adjustment, the operating profit was by PLN 1,414,930 thousand lower than in Q2 2005.
Financial income in Q2 2006 amounted to PLN 77,779 thousand and was lower than in Q2 2005 by PLN 244,802 thousand. The main reason for the decrease of financial income was the effect of non-realised discount on acquired receivables of Unipetrol, which in the amount of PLN 204,532 increased the item in Q2 2005. At the same time the Group had a drop of financial expense by PLN 25,572 thousand in relation to Q2 2005. As a result, in Q2 2006 the financial expenses were higher than financial income by PLN 80,722 thousand while in Q2 2005 there was a surplus of income over expense by PLN 138,508 thousand.
The share of entities evaluated with the equity method in the financial result amounted to PLN 52,433 thousand in Q2 2006, relative to PLN 60,374 thousand in Q2 2005.
The amount of income tax in Q2 2006 was PLN 213,951 thousand, which means a decrease by PLN 34,540 thousand year on year.
Net profit in Q2 2006 was higher than in Q2 2005 by PLN 286,127 thousand (42.6%) net of the one-off factor related to the acquisition of Unipetrol a.s. Without the above adjustment, the net profit in Q2 2006 was PLN 957, 907 thousand, i.e. by PLN 1,607,561 thousand less than in Q2 2005.

Balance sheet

As at the end of the 2nd quarter of 2006, total assets amounted to PLN 35,566,553 thousand, which is a 6.5% increase towards 31 December 2005. The value of fixed assets decreased by PLN 212,024 thousand (1.0%) in relation to their value as at 31 December 2005, and amounted to PLN 20,673,508 thousand, mainly due to a decrease of value of shares and participations in entities consolidated with the equity method PLN 392,995 thousand in relation to their value as at 31 December 2005. As at the end of Q2 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 14,893,045 thousand, mainly due to an increase in inventories, trade debtors and other receivables and cash by PLN 698,055 thousand, PLN 1,626,858 thousand and PLN 63,788 thousand, respectively. Compared to the end of 2005, the working capital (current assets- less current liabilities) increased from PLN 3,981,310 thousand to PLN 5,819,418 thousand.

At the end of Q2 2006, total shareholders' equity stood at PLN 21,047,054 thousand, which means an increase by PLN 1,734,065 thousand (9.0%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 1,249,068 thousand and exchange differences from the recalculation of subordinated entities by PLN 265,975 thousand. Long-term liabilities amounted to PLN 5,445,872 thousand and dropped by PLN 107,981 thousand in comparison with the end of 2005, mainly due to a decrease in the value of credits and loans by PLN 99,825 thousand. Short-term liabilities increased from PLN 8,537,469 thousand as at 31 December 2005 to PLN 9,073,627 thousand as at 30 June 2006. With regard to short-term liabilities, there has been a significant increase of trade creditors, other liabilities and accrued expenses (by PLN 502,359 thousand) and an increase in income tax liability (by PLN 66,322 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 4,455,460 thousand as at 30 June 2006, which means a decrease by PLN 61,337 thousand as compared with the end of 2005.

Cash flow

The Q2 2006 net operating cash flow stood at PLN 1,684,292 thousand, having increased by PLN 616,388 thousand relative to the analogous quarter of 2005. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 1,093,630 thousand in Q2 2006, against a PLN 389,398 thousand increase in Q2 2005). On the other hand, operating cash flow was affected unfavourably by trends with regard to receivables (in Q2 2006 the increase of receivables resulted in a decrease of cash by PLN 474,289 thousand, as compared to a decrease of PLN 27,666 thousand in Q2 2005).

In Q2 2006, the net cash flow from investments totalled PLN (-) 286,115 thousand, while in Q2 2005 the amount was PLN (-) 1,298,659 thousand. The decrease of investment expenses was due to the acquisition of Unipetrol a.s in Q2 2005. In Q2 2006 income due to sale of short-term securities amounted to PLN 25,828 thousand as compared with PLN 575,362 in Q2 2005 (sale of securities in order to free cash to acquire Unipetrol a.s.)

In Q2 2006, the amount of net financing cash flow reached PLN (-) 974,242 thousand, whereas in Q2 2005it totalled PLN 175,189 thousand. The negative result for this item in 2006 results from repayment of long- and short-term credits and loans of PLN 1,295,393 thousand (PLN 447,827 in Q2 2005) with the balance of newly contracted credits as of the end of Q2 2006 amounted to PLN 368,470 thousand.
As a result of the above cash flows, there was a decrease in the amount of cash as at 30 June 2006 by PLN 185,036 thousand down to PLN 1,190,591 thousand as compared to the end of June 2005.

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (PLN'000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data)	6 months ended 30 June 2005 (unaudited data)	3 months ended 30 June 2005 (unaudited data)	% change 6 months	% change 3 months
Sales of products	24 035 951	13 228 853	16 094 326	9 214 149	49.3%	43.6%
Excise tax and other charges	-5 847 681	-3 084 038	-5 055 388	-2 746 064	15.7%	12.3%
Net revenue on sales of products	**18 188 270**	**10 144 815**	**11 038 938**	**6 468 085**	**648%**	**56.8%**
Sales of goods and materials	7 070 805	3 628 113	5 788 036	3 518 721	22.2%	3.1%
Excise tax and other charges	-383 888	-228 390	-66 018	-31 758	481.5%	619.2%
Net revenue of sales of goods and materials	**6 686 917**	**3 399 723**	**5 722 018**	**3 486 963**	**16.9%**	**-2.5%**
Total sales revenues	**24 875 187**	**13 544 538**	**16 760 956**	**9 955 048**	**48.4%**	**36.1%**
Cost of manufacturing of products sold	-15 442 906	-8 300 435	-8 311 385	-5 174 688	85.8%	60.4%
Value of goods and materials sold	-6 046 321	-3 161 277	-5 105 129	-2 907 608	18.4%	8.7%
Gross profit on sales	**3 385 960**	**2 082 826**	**3 344 442**	**1 872 752**	**1.2%**	**11.2%**
Costs of sale	-1 274 414	-628 611	-1 036 387	-546 971	23.0%	14.9%
General administrative expenses	-538 483	-292 293	-422 805	-224 034	27.4%	30.5%
Other operating income*	245 924	113 184	2 065 201	1 986 530	-88.1%	-94.3%
Other operating expenses	-169 373	-74 959	-566 816	-502 595	-70.1%	-85.1%
Profit on disposal of all or part of equity interests of subordinated entities	1 280	0	29 395	29 395	-95.6%	-100.0%
Operating profit	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
Financial income	224 761	77 779	368 760	322 581	-39.0%	-75.9%
Financial expenses	-326 746	-158 501	-258 124	-184 073	26.6%	-13.9%
Net financial income and expenses	**-101 985**	**-80 722**	**110 636**	**138 508**	**-192.2%**	**-158.3%**
Share in financial result of entities evaluated with equity method	99 185	52 433	111 064	60 374	-10.7%	-13.2%
Profit before tax	**1 648 094**	**1 171 858**	**3 634 730**	**2 813 959**	**-54.7%**	**-58.4%**
Corporate income tax	-292 034	-213 951	-390 728	-248 491	-25.3%	-13.9%
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-58.2%**	**-62.7%**
including:						
Profit attributable to minority interest	110 080	76 904	16 263	5 256	576.9%	1363.2%
Profit attributable to parent company shareholders	**1 245 980**	**881 003**	**3 227 739**	**2 560 212**	**-61.4%**	**-65.6%**

*** including in 2005 the surplus of fair value over purchase price of the shares in Unipetrol a.s. of PLN 1 893 688 thousand.**

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 June 2006 and 31 December 2005
(PLN '000)

SPECIFICATION	30.06.2006 (unaudited data)	31.12.2005	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 613 294	18 510 754	0.6%
Goodwill	27 075	17 630	53.6%
Intangible assets	615 039	610 984	0.7%
Financial assets	580 111	550 984	5.3%
Shares and equity interests in entities consolidated with equity method	632 082	1 025 077	-38.3%
Loans granted	7 726	7 145	8.1%
Deferred tax assets	79 192	62 131	27.5%
Property investments	29 648	11 557	156.5%
Perpetual usufruct right	77 223	76 172	1.4%
Other fixed assets	12 118	13 098	-7.5%
Total fixed assets	**20 673 508**	**20 885 532**	**-1.0%**
Current assets			
Stocks	6 811 292	6 113 237	11.4%
Trade debtors and other receivables	6 404 496	4 777 638	34.1%
Income tax receivable	36 597	49 567	-26.2%
Short-term securities	141 995	104 938	35.3%
Prepayments	186 387	145 853	27.8%
Cash and cash equivalents	1 190 591	1 126 803	5.7%
Other financial assets	58 057	111 899	-48.1%
Assets classified as appropriated for sale	**63 630**	**88 844**	**-28.4%**
Total current assets	**14 893 045**	**12 518 779**	**19.0%**
Total assets	**35 566 553**	**33 404 311**	**6.5%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment*	522 999	522 999	0.0%
Initial capital	**1 057 635**	**1 057 635**	**0.0%**
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	28 151	60 075	-53.1%
Currency-translation differences on subsidiary entities	109 961	-156 014	-170.5%
Retained profits, including:	15 756 630	14 507 562	8.6%
net profit of parent company shareholders from the current year	1 245 980	4 585 132	-72.8%
Shareholders' equity (attributable to shareholders of parent company)	**18 179 630**	**16 696 511**	**8.9%**
Minority interests	2 867 424	2 616 478	9.6%
Total shareholders' equity	**21 047 054**	**19 312 989**	**9.0%**
Long-term liabilities			
Loans and borrowings	3 306 153	3 405 978	-2.9%
Provisions	995 879	956 991	4.1%
Deferred income tax provisions	978 290	1 020 159	-4.1%
Other long-term liabilities	165 550	170 725	-3.0%
Total long-term liabilities	**5 445 872**	**5 553 853**	**-1.9%**

Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 186 409	6 684 050	7.5%
Provisions	589 815	683 273	-13.7%
Corporate income tax payable	102 033	35 711	185.7%
Loans and borrowings	1 149 307	1 110 819	3.5%
Deferred income	22 226	19 265	15.4%
Other financial liabilities	23 837	4 351	447.9%
Total short-term liabilities	**9 073 627**	**8 537 469**	**6.3%**
Total shareholders' equity and liabilities	**35 566 553**	**33 404 311**	**6.5%**

* share capital was revaluated according to IAS 29

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data)	6 months ended 30 June 2005 (unaudited data)	3 months ended 30 June 2005 (unaudited data)	% change 6 months	% change 3 months
Operating cash flow						
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-1 887 942**	**-1 607 561**
Total adjustments:						
Share in financial profit of entities evaluated with equity method	-99 185	-52 433	-111 064	-60 374	11 879	7 941
Depreciation and amortisation	976 473	443 524	629 152	341 015	347 321	102 509
Net dividends and interest	83 030	19 387	20 578	20 761	62 452	-1 374
Corporate income tax on profit before tax	292 034	213 951	390 728	248 491	-98 694	-34 540
Profit (loss) on investment activities	-52 741	-8 929	64 668	79 747	-117 409	-88 676
Decrease / (increase) in receivables	-1 123 563	-474 289	-336 321	27 666	-787 242	-501 955
Decrease / (increase) in stocks	-600 352	-365 177	-1 299 286	-444 193	698 934	79 016
Decrease / increase in liabilities and accrued expenses	593 265	1 093 630	1 193 782	389 398	-600 517	704 232
Decrease / increase in provisions	-61 130	-16 602	420 810	407 829	-481 940	-424 431
Other adjustments*	76 719	34 148	-2 226 904	-2 264 126	2 303 623	2 298 274
Corporate income tax paid	-313 513	-160 825	-344 287	-243 778	30 774	82 953
Net operating cash flow	**1 127 097**	**1 684 292**	**1 645 858**	**1 067 904**	**-518 761**	**616 388**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-791 923	-270 421	-889 194	-502 465	97 271	232 044
Gain on disposal of property, plant and equipment	83 606	6 393	19 559	15 329	64 047	-8 936
Gain on disposal of shares	80 428	3 656	76 305	75 941	4 123	-72 285
Acquisition of shares and interests	-33 927	-9 891	-1 347 186	-1 345 575	1 313 259	1 335 684
Acquisition of short-term securities	-95 718	-51 007	-81 818	-42 189	-13 900	-8 818
Gain on disposal of short-term securities	56 038	25 828	963 547	575 362	-907 509	-549 534
Dividends and interest received	12 916	9 890	124 135	104 320	-111 219	-94 430
Loans (granted)/repaid	3 745	923	558	-284	3 187	1 207
Other adjustments	-4 809	-1 486	-179 383	-179 098	174 574	177 612
Net investment cash flow	**-689 644**	**-286 115**	**-1 313 477**	**-1 298 659**	**623 833**	**1 012 544**
Financing cash flow						
Gain on long- and short-term loans and borrowings**	4 088 184	368 470	929 876	666 785	3 158 308	-298 315
Repayment of long- and short-term loans and **borrowings	-4 360 018	-1 295 393	-540 482	-447 827	-3 819 536	-847 566
Interest paid	-88 436	-41 301	-59 261	-35 992	-29 175	-5 309
Other adjustments	-12 738	-6 018	-16 109	-7 777	3 371	1 759
Net financing cash inflow/(outflow)	**-373 008**	**-974 242**	**314 024**	**175 189**	**-687 032**	**-1 149 431**
Change in net cash	**64 445**	**423 935**	**646 405**	**-55 566**	**-581 960**	**479 501**
Foreign exchange gains/losses	-657	-685	-281	-6 073	-376	5 388
Cash at beginning of period	**1 126 803**	**767 341**	**729 503**	**1 437 266**	**397 300**	**-669 925**
Cash at end of period, including:	**1 190 591**	**1 190 591**	**1 375 627**	**1 375 627**	**-185 036**	**-185 036**
Restricted cash	98 319	98 319	89 599	89 599	8 720	8 720

* including in 2005 the surplus of fair value over the purchase price of shares in Unipetrol a.s. of PLN 1 893 688 thousand

** incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of preferential conditions of loans and borrowings

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA
BY BUSINESS SEGMENT
for the period of 6 and 3 months
ended 30 June 2006 and 30 June March 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
REVENUE ON THIRD-PARTY SALES[1]						
Refinery (production + wholesale)	11 936 788	6 794 912	7 873 230	4 883 666	51.6%	39.1%
Refinery (retail)	6 897 269	3 790 971	5 961 188	3 381 950	15.7%	12.1%
Petrochemicals	4 291 902	2 074 482	1 819 074	1 150 356	135.9%	80.3%
Chemicals	1 214 032	629 065	750 443	371 681	61.8%	69.2%
Other activities	478 969	228 449	307 691	144 280	55.7%	58.3%
TOTAL	**24 818 960**	**13 517 879**	**16 711 626**	**9 931 933**	**48.5%**	**36.1%**
FINANCIAL RESULT[2]						
Refinery (production + wholesale)	1 065 135	925 693	2 025 345	1 473 631	-47.4%	-37.2%
Refinery (retail)	82 565	76 145	214 292	213 033	-	-
Petrochemicals	538 207	222 901	1 350 811	1 080 526	-60.2%	-79.4%
Chemicals	85 925	34 098	213 270	147 951	-59.7%	-77.0%
Other activities	56 416	7 516	289 838	245 842	-80.5%	-96.9%
Exclusions	-3 567	1 311	-248 949	-248 624	-	-
Total of non-attributed items	-173 787	-67 517	-431 577	-297 282	-59.7%	-77.3%
TOTAL	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
EXPENDITURE ON FIXED ASSETS						
Refinery (production + wholesale)	226 829	148 293	203 826	128 941	11.3%	15.0%
Refinery (retail)	136 910	80 588	134 790	52 491	1.6%	53.5%
Petrochemicals	116 853	62 687	317 197	185 662	-63.2%	-66.2%
Chemicals	84 323	40 601	120 050	97 809	-29.8%	-58.5%
Other activities	74 272	42 687	53 909	32 653	37.8%	30.7%
Total of non-attributed items	13 524	5 132	24 638	22 380	-45.1%	-77.1%
TOTAL	**652 711**	**379 988**	**854 410**	**519 936**	**-23.6%**	**-26.9%**
DEPRECIATION AND AMORTISATION						
Refinery (production + wholesale)	261 420	105 781	246 100	98 279	6.2%	7.6%
Refinery (retail)	137 605	67 315	114 654	64 435	20.0%	4.5%
Petrochemicals	204 487	3 200	95 358	73 844	114.4%	-95.7%
Chemicals	255 724	207 559	46 311	21 810	452.2%	851.7%
Other activities	105 940	55 605	110 281	73 845	-3.9%	-24.7%
Total of non-attributed items	11 297	4 064	16 448	8 802	-31.3%	-53.8%
TOTAL	**976 473**	**443 524**	**629 152**	**341 015**	**55.2%**	**30.1%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.

KEY CONSOLIDATED OPERATING DATA

for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (in tons)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**8 639**	**4 530**	**6 548**	**3 385**	**31.9%**	**33.8%**
REFINERY OUTPUT						
Petrols	1 665 028	878 842	1 494 344	794 857	11.4%	10.6%
Diesel oils	2 660 308	1 509 983	1 854 110	1 011 994	43.5%	49.2%
Heating oil III	501 961	240 418	372 826	223 919	34.6%	7.4%
Ekoterm	676 092	238 594	775 432	317 579	-12.8%	-24.9%
Jet A-1	224 128	127 570	196 856	109 104	13.9%	16.9%
LPG	156 475	70 521	128 372	69 887	21.9%	0.9%
Other refining products	909 603	640 040	761 938	539 535	19.4%	18.6%
TOTAL	**6 793 595**	**3 705 968**	**5 583 878**	**3 066 875**	**21.7%**	**20.8%**
SALES OF REFINING PRODUCTS						
Petrols	2 225 380	1 231 423	1 964 002	1 091 391	13.3%	12.8%
Diesel oils	3 391 124	1 978 681	2 086 034	1 217 367	62.6%	62.5%
Heating oil III	428 895	219 586	252 993	143 437	69.5%	53.1%
Ekoterm	799 829	303 969	864 024	379 062	-7.4%	-19.8%
Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
LPG	214 339	123 165	159 796	89 754	34.1%	37.2%
Other refining products	953 121	691 782	757 546	542 353	25.8%	27.6%
TOTAL	**8 237 483**	**4 678 563**	**6 298 046**	**3 592 219**	**30.8%**	**30.2%**
CHEMICALS OUTPUT						
Polyethylene	243 369	119 569	51 668	33 031	371.0%	262.0%
Polypropylene	180 010	88 388	53 645	34 880	235.6%	153.4%
Ethylene	200 159	53 398	64 523	41 244	210.2%	29.5%
Propylene	159 830	47 240	81 823	43 005	95.3%	9.8%
Glycols	54 311	24 438	40 897	11 964	32.8%	104.3%
Ammonium nitrate	275 570	144 040	304 173	170 848	-9.4%	-15.7%
CANWIL	195 656	89 460	166 267	59 875	17.7%	49.4%
Polyvinyl chloride (PVC)	172 255	81 558	86 942	35 105	98.1%	132.3%
Other petrochemical products	1 185 567	583 475	375 768	206 271	215.5%	182.9%
TOTAL	**2 666 727**	**1 231 566**	**1 225 706**	**636 223**	**117.6%**	**93.6%**
SALES OF CHEMICAL PRODUCTS						
Polyethylene	235 023	125 193	81 714	63 319	187.6%	97.7%
Polypropylene	184 403	98 422	61 389	42 769	200.4%	130.1%
Ethylene	121 551	55 649	37 668	15 797	222.7%	252.3%
Propylene	111 699	49 767	65 451	26 912	70.7%	84.9%
Glycols	56 136	26 684	44 504	14 830	26.1%	79.9%
Ammonium nitrate	266 190	115 386	262 127	131 658	1.6%	-12.4%
CANWIL	191 150	82 281	167 964	75 977	13.8%	8.3%
Polyvinyl chloride	178 316	85 279	105 979	60 438	68.3%	41.1%
Other petrochemical products	1 029 618	461 580	365 017	209 344	182.1%	120.5%
TOTAL	**2 374 086**	**1 100 241**	**1 191 813**	**641 044**	**99.2%**	**71.6%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 3 and 6 months ended 30 June 2006 and 30 June 2005
(in tons)

Sale of light products in PKN ORLEN S.A. GROUP (by volumes)	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
Wholesale of key light products, including:	**4 926 969**	**2 754 095**	**3 668 888**	**2 033 404**	**34.3%**	**35.4%**
- Petrol	1 225 170	711 867	1 041 612	598 345	17.6%	19.0%
- Diesel oil	2 560 667	1 538 302	1 458 812	874 269	75.5%	76.0%
- Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
- Ekoterm	799 827	303 969	863 898	379 012	-7.4%	-19.8%
- LPG	116 510	70 000	90 915	52 923	28.2%	32.3%
Retail sales of engine fuels, including:	**1 928 498**	**1 013 100**	**1 618 619**	**873 025**	**19.1%**	**16.0%**
- Petrol	1 000 210	519 556	922 390	493 046	8.4%	5.4%
- Diesel oil	830 457	440 379	627 222	343 098	32.4%	28.4%
- Ekoterm	2	0	126	50	-98.4%	-100.0%
- LPG	97 829	53 165	68 881	36 831	42.0%	44.3%
Total sales of fuels, including:	**6 855 467**	**3 767 195**	**5 287 507**	**2 906 429**	**29.7%**	**29.6%**
- Engine fuels	6 055 638	3 463 226	4 423 483	2 527 367	36.9%	37.0%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 2nd quarter of 2006.
The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories for PKN ORLEN and for PKN ORLEN Capital Group under International Accounting Standards are as follows (PLN '000s):

Refinery (Production and Wholesale)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005	
Segment result acc. to IFRS	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method
Unconsolidated gross profit	1 589 289	1 087 014	1 285 271	941 633	1 631 074	949 479	925 153	519 084
Unconsolidated net profit	1 400 836	993 993	1 152 989	874 642	1 293 245	741 153	719 452	390 536
Consolidated gross profit	1 648 094	1 102 444	1 171 858	805 253	3 634 730	2 959 266	2 813 959	2 413 306
Consolidated net profit	1 356 060	916 136	957 907	661 804	3 244 002	2 696 876	2 565 468	2 240 939

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In Q2 2006 the increase of crude throughput oil price was clearly slower than in Q2 2005. Additionally, in Q2 2006 there was a decrease in the quantity of oil inventory. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is less than in 2005.
The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Laws 2005, No. 184, item 1539)

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Prewencja Shrs purchase
Released	16:03 16-Aug-06
Number	7522H

Regulatory announcement no 51/2006 dated August 16th, 2006

Purchase of shares in ORLEN Prewencja

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on August 16th, 2006, it was informed that the company ORLEN Prewencja Sp. z o. o. ("ORLEN Prewencja"), a limited liability company headquartered in Plock, 7 Chemikow Street, 09-411 Plock , was registered on August 9th, 2006 by a District Court in Warsaw (Poland).

PKN ORLEN purchased 3000 shares in ORLEN Prewencja, representing 100% of the initial capital of ORLEN Prewencja, with a par value PLN 500 of each share, representing 100% of votes at the General Meeting of shareholders of ORLEN Prewencja. The purchased shares in ORLEN Prewencja were paid by PKN ORLEN in form of cash contribution of PLN 1,500,000.

Main business activities of ORLEN Prewencja are connected with keeping the work safety, fire prevention, civil defence and natural environment protection.

The Management Board of ORLEN Prewencja consists of two persons. Two managing persons of ORLEN Prewencja were employees of PKN ORLEN:

- President of the Management Board from 1st July 1995 till 30th June 2006,
- Member of the Management Board from 1st September 2004 till 30th June 2006.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary init cap increase
Released	15:55 01-Sep-06
Number	38541

Regulatory announcement no 52/2006 dated September 1st, 2006

PKN ORLEN subsidiary initial capital increase

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the registration, on 31 August 2006, of an increase in the initial capital of PKN ORLEN's subsidiary - Plocki Park Przemyslowo – Technologiczny Spolka Akcyjna („PPPT"), based in Plock, by a District Court in Warsaw (Poland). The initial capital of PPPT was increased from PLN 25,460,860 to PLN 50,460,860, i.e. by PLN 25,000,000. This was covered by a placing of 2,500,000 registered shares having a preference of 2 votes per one share, of the nominal value of PLN 10 per share, owned only by the company's founding shareholders PKN ORLEN and "Miasto Plock" (the municipal borough of Plock) in the equal parts of 1,250,000 shares for each shareholder.

Series no: series "E".

Nominal value of one share amounts to PLN 10.

All newly issued shares were covered by cash contribution. The value of issued shares covered by cash contribution amounts to PLN 25,000,000.

After PPPT's initial capital increase, its capital structure comprises of:
Miasto Plock – PLN 25,230,430 PLN – 50%
PKN ORLEN – PLN 25,230,430 PLN – 50%.

After the initial capital increase, the total number of votes for the General Meeting of Shareholders of PPPT in relation to the total number of shares issued amounts to 10,092,172.

See also: regulatory announcement no 16/2006 dated 28 February 2006 and regulatory announcement no 18/2006 dated 20 March 2006.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Ksiegowosc share purch
Released	16:06 01-Sep-06
Number	3865I

Regulatory announcement no 53/2006 dated September 1st, 2006

Purchase of shares in ORLEN Ksiegowosc

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on September 1st, 2006, it was informed that the company ORLEN Ksiegowosc Sp. z o. o. ("ORLEN Ksiegowosc"), a limited liability company headquartered in Plock, 42 Zglenickiego Street, 09-411 Plock, was registered on August 22nd, 2006 by a District Court in Warsaw (Poland).

PKN ORLEN purchased 5000 shares in ORLEN Ksiegowosc, representing 100% of the initial capital of ORLEN Ksiegowosc, with a par value PLN 500 of each share, representing 100% of votes at the General Meeting of shareholders of ORLEN Ksiegowosc. The purchased shares in ORLEN Ksiegowosc were paid for by PKN ORLEN in the form of a cash contribution of PLN 2,500,000.

ORLEN Ksiegowosc may provide services in the field of finance and accountancy, data processing, as well as services connected with data bases, company and management advisory services, labour intermediation, recruitment and leasing, financial and cash intermediation and payment receivables vindication.

The Management Board of ORLEN Ksiegowosc consists of two persons: the President of the Management Board and Member of the Management Board. The Member of the Management Board has been a PKN ORLEN employee since July 16th, 1999 and is presently on unpaid leave.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Change in Supervisory Board
Released	16:22 12-Sep-06
Number	8516I

Regulatory announcement no 54/2006 dated September 12th , 2006
Changes to the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 11 September 2006 it was informed by The Minister of State for the Treasury about the appointment of Mr. Marek Drac-Taton to the position of Member of the Supervisory Board of PKN ORLEN, on behalf of a shareholder, i. e. The State Treasury, on the basis of par. 8 section 2 subsection 1 of the Articles of Association of PKN ORLEN.

Mr.Marek Drac-Taton holds an economics Doctorate of the University of Szczecin. He possesses the title of Statutory Auditor. Since 6 April 2006 he has held the position of President of Nafta Polska S.A. From 2003 till April 2006 he was a director of a financial insurance office in the Polish Insurance Company (PTU S.A.). Between 2001-2003 he was responsible for financial advisory and reviewing financial statements in the Office of Statutory Auditors CDP Sp. z .o.o. From 1998 till 2000 he held the position of President of the Polish Investment Corporation Sp. z o.o. Other areas of work include his Membership of the Management Board of ZPJ Silwana S.A., and his work for the consulting company Ernest & Young. He trained in corporate finance management, international accountancy standards (in accordance with ISA, US GAAP and UK GAAP standards), controlling, modern tools and sources of financing.

As a newly elected member of the Supervisory Board Mr. Marek Drac-Taton is not involved in any activity in competition with PKN ORLEN and is not a partner of any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on record on the National Court Register Act.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLENGaz purchases ORLENGazWr
Released	07:00 20-Sep-06
Number	1988J

Regulatory announcement no 55/2006 dated September 19th, 2006
Purchase of shares of ORLEN PetroGaz Wroclaw by ORLEN GAZ

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on September 19th, 2006, it was informed that the PKN ORLEN subsidiary ORLEN GAZ Sp. z o. o. ("ORLEN GAZ") acquired shares in ORLEN PetroGaz Wroclaw Sp. z o.o. ("ORLEN PetroGaz Wroclaw"). On September 13th, 2006 ORLEN GAZ purchased 15,000 shares in ORLEN PeroGaz Wroclaw, representing 48,39% of the initial capital of ORLEN PetroGaz Wroclaw with a par value PLN 100 of each share, representing 48,39% of votes at the General Meeting of shareholders of ORLEN PetroGaz Wroclaw. The purchased shares were paid for by ORLEN GAZ in the form of a cash contribution of PLN 930,000.
The book value of the purchased shares in the ORLEN GAZ books amounted to PLN 936,060 as of September 13th, 2006.
Main business activities of ORLEN GAZ include gasoline sales, land transport of goods, gas deliveries, gas systems installation services.
Main business activities of ORLEN PetroGaz Wroclaw include gasoline sales, land transport of goods, gas deliveries, gas systems installation services.
Following the above transaction ORLEN GAZ holds 100% of shares in the initial capital of ORLEN PetroGaz Wroclaw.
PKN ORLEN owns 100% of shares in the initial capital of ORLEN GAZ.
Except in respect to the relationships referred to above, no other relationship exists between the PKN ORLEN and the PKN ORLEN's managing or supervisory persons, and the sellers of the shares – ORLEN PetroGaz Wroclaw.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Statement of court
Released	07:00 22-Sep-06
Number	3236J

Validation of the court sentence regarding the refusal of statement of the invalidity of the PKN ORLEN General Meeting resolution about the appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board

Regulatory announcement no 56/2006 dated 21st September 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on 21st September 2006 the Supreme Court of the Republic of Poland, having recognised the complaint raised by Bengodi Finance S.A., presently SynerProjekt S.A. ("Plaintiff"), against PKN ORLEN, with the participation of the State Treasury as an accidental intervener appearing on the side of defendant company PKN ORLEN, regarding the invalidity of resolution no 14 of the General Meeting of PKN ORLEN dated 5th August 2004 about appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board, allowed PKN ORLEN's and State Treasury's claims for cassation and, having overruled the judgment of the second degree of jurisdiction Appeal Court in Warsaw dated 8th December 2005, dismissed the appeal of the plaintiff from the judgment of the first degree of jurisdiction District Court in Warsaw dated 1st June 2005 dismissing the claim.

In accordance with the above the sentence of the District Court, regarding the refusal of statement of the invalidity of the resolution no 14 of the PKN ORLEN General Meeting dated 5th August 2004 about the appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board, became final and valid.

See also: regulatory announcement no 74/2005 dated 8 December 2005, regulatory announcement no 34/2005 dated 2 June 2005 and regulatory announcement no 66/2004 dated 12 August 2004.

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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Announcement correction
Released	07:00 25-Sep-06
Number	3881J

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 50/2006 as of September, 22 2006
Technical correction to the comment on the financial results by business segment, regarding the classification of internal revenues, depreciation and amortization. The change does not affect the result and segment results of PKN ORLEN.

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that, in the attachment to the Regulatory announcement no 50/2006 released on August 11th 2006, concerning the financial data for Q2 2006 and the first two quarters of 2006, under segments with commentary, an editorial error appeared.
The originally presented information concerning the value of depreciation and amortization in some business segments, and the value of revenue transfers between the refining and retail segment differ from that actually classified.
The data re-editing does not influence the previously presented operating result of PKN ORLEN but it is only an editorial correction of data reported for some business segments.

In the attachment to the Regulatory announcement no 50/2006, as of August 11th 2006:

1. The chart „PKN ORLEN S.A. KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (PLN '000)"on page 15: in the section of the chart concerning depreciation and amortization in the petrochemicals segment for the 6 months ended 30 June 2006
   The figure 204,487 **should be: 367,456.**

2. The chart „PKN ORLEN S.A. KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (PLN '000)"on page 15: in the section of the chart concerning depreciation and amortization in the petrochemicals segment for the 3 months ended 30 June 2006
   The figure 3,200 **should be: 166,169.**

3. The chart „PKN ORLEN S.A. KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (PLN '000)"on page 15: in the section of the chart concerning depreciation and amortization in the chemicals segment for 6 months ended 30 June 2006
   The figure 255,724 **should be: 92,755.**

4. The chart „PKN ORLEN S.A. KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (PLN '000)"on page 15: in the part of the chart concerning depreciation and amortization in the chemicals segment for the 3 months ended 30 June 2006
   The figure 207,559 **should be: 44,590.**

5. In the footnote to the chart „ Refinery (Production + Wholesale)" on page 3:
   The text: The revenue includes the following transfers to retail:: 6 months 2006 – PLN 1 083 057 thousand, 3 months 2006 – PLN 114 194 thousand, 6 months 2005 – PLN 1 621 591 thousand, 3 months 2005 – PLN 913 101 thousand.

   Should be: The revenue includes the following transfers to retail: 6 months 2006 – PLN 2,088,280 thousand, 3 months 2006 – PLN 1,119,417 thousand, 6 months 2005 – PLN 1,621,591 thousand, 3 months 2005 – PLN 913,101 thousand.

Correction of the above mentioned numbers influences neither the originally presented total depreciation and amortization value in the various PKN ORLEN business segments in the analyzed periods nor the originally presented value for the operating result in the Production and Wholesale segment as well as in the Retail segment.

The Management Board of PKN ORLEN presents in the attachment the corrected version of the financial data for Q2 2006 and two quarters of 2006 under segment commentary and impact of LIFO valuation of inventories on the unconsolidated financial results for PKN ORLEN; and the consolidated financial results for the PKN ORLEN Capital Group in Q2 2006 and the first two quarters 2006.

Management Board of PKN ORLEN

Summary of results

Summary

- PLN 1,644 m (EBITDA) vs. PLN 1,062 m in Q2 2005 (after adjustment for the difference in fair value of the acquired net assets of Unipetrol a.s. over the purchase price of PLN 1,894 m) – a positive impact of macroeconomic factors supported with the consolidation of Unipetrol a.s. (PLN 224 m), the increase of olefin production and the further optimisation of costs within the entire ORLEN company.
- A safe level of the equity net debt ratio of 18% facilitates the M & A strategy.

Refinery and Retail

- Growth of domestic sales with limited exports allowed optimisation of the operating margin.
- Full implementation of the investment programme in the retail network will encourage further sales increase.
- The increase of the Ural-Brent differential (34%, y/y) affected the operating result positively in the amount of (+) PLN 127 m (y/y)
- The positive impact of growing refinery margins on the result of PLN 98 m.
- An improvement of segment results of Unipetrol a.s in Q2 2006PLN 101 m vs. (-) PLN 56 m in Q1 2006.

Petrochemicals

- Increase of ethylene production by 78 tt and propylene production by 39 tt (y/y), in PKN ORLEN S.A. as a result of start-up of new Olefin II installations.
- The decrease of margins on petrochemical products, which has continued since Q3 2005, affected the result negatively in the amount of (-) PLN 55 m (y/y).
- High share of Unipetrol a.s. in the results of the petrochemical segment – PLN 145 m

Optimisation of costs

- Material positive results of the new cost-saving program OPTIMA, aimed at providing savings in the spheres of operating costs amounting to PLN 44 m. The key area of savings is still the Refinery – PLN 26 m (y/y).
- Fixed costs in the Parent Company in Q2 of 2006 remained at last year's level despite the expansion of business operations (if we exclude the costs of strategic projects and the one-off annual bonus payment).

Key financial data

Q2/06	Q1/06	q/q +/- (%)	Q2/05	y/y +/- (%)	in mln PLN, unless otherwise stated	2006	2005	y/y +/- (%)
926	139	*566,2*	1 474	*-37,2*	*Refinery*	1 065	2 025	*-47,4*
223	315	*-29,2*	1 081	*-79,4*	*Petrochemicals*	538	1 351	*-60,2*
34	52	*-34,6*	148	*-77,0*	*Chemicals*	86	213	*-59,6*
76	6	*1166,7*	213	*-64,3*	*Retail*	82	214	*-61,7*
8	49	*-83,7*	246	*-96,7*	*Other[1]*	57	290	*-80,3*
-67	-111	*-39,6*	-547	*-87,8*	*Not attributed[2]*	-178	-680	*-73,8*
1 200	450	*166,7*	2 615	*-54,1*	**EBIT**	1 650	3 413	*-51,7*
0	0	-	1 894	-	*Non-recurrent events[3]*	0	1 464	-
0	0	-	626	-	*Refinery*	0	550	-
0	0	-	893	-	*Petrochemicals*	0	890	-
0	0	-	124	-	*Chemicals*	0	124	-
0	0	-	152	-	*Retail*	0	128	-
0	0	-	259	-	*Other [1]*	0	254	-
0	0	-	-160	-	*Not attributed[2]*	0	-482	-
1 200	450	*166,7*	721	*66,4*	**ClearedEBIT**	1 650	1 949	*-15,3*
1 644	983	*67,2*	2 956	*-44,4*	**EBITDA**	2 626	4 042	*-35,0*
1 644	983	*67*	1 062	*54,8*	**Cleared EBITDA[3]**	2 626	2 578	*1,9*
958	398	*140,7*	2 565	*-62,7*	**Net profit**	1 356	3 244	*-58,2*
881	365	*141,4*	2 560	*-65,6*	**Profit of parent company shareholders**	1 246	3 228	*-61,4*
881	365	*141,4*	667	*32,1*	**Cleared profit of parent company shareholders[4]**	1 246	1 334	*-6,6*
1 684	-557	*-402,3*	1 068	*57,7*	**Operating cash flow**	1 127	1 646	*-31,5*

16,0	6,2	*157,6*	48,1	*-66,7*	**ROACE (%)[5]**	11,4	31,7	*-64,0*
18,4	19,7	*-6,2*	10,5	*76,4*	**Shareholder's equity net debt ratio (%)[6]**	15,9	11,6	*36,4*
2,06	0,85	*141,4*	5,99	*-65,6*	**EPS**	2,91	7,55	*-61,4*
2,06	0,85	*141,4*	1,56	*32,2*	**Cleared EPS**	2,91	3,12	*-6,6*
0,00	0,00	-	2,13	-	**Dividend per share [7]**	0,00	2,13	-

1) Entities responsible for utilities, social welfare activity and service companies of PKN ORLEN S.A.
2) Includes PKN Corporate Centre and companies not listed in previous segments
3) Non-recurrent events: surplus of the fair value of net assets over the purchase price
4) Allowing for impact of acquired receivables of the unipetrol group of PLN 205 million.
5) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)
6) Calculated for average amounts of balance-sheet items
7) Proposal for the General Shareholders' Meeting for the year 2005

Macroeconomic factors

Q2/06	Q1/06	*q/q +/- (%)*	Q2/05	*y/y +/- (%)*
5,65	2,56	*120,7*	5,58	*1,3*
4,81	3,59	*34,0*	3,59	*34,0*
69,60	61,79	*12,6*	51,66	*34,7*
3,14	3,19	*-1,6*	3,28	*-4,3*
3,95	3,83	*3,1*	4,13	*-4,4*
566,03	490,53	*15,4*	542,36	*4,4*
513,55	484,09	*6,1*	491,11	*4,6*

(Source: CIF NWE quotations except HSFO FOB ARA)
2) Source: NBP

Financial Data by Area of Activity (Segment)

Market Overview

In the 2nd quarter of 2006, the average price of commodity Brent oil was USD 69.60/bbl, having gone up by USD 17.94/bbl (34.7%) year on year. This rise in oil prices went hand in hand with the increase of the URAL/Brent differential by 34.0%, i.e. from USD 3.59/bbl in Q2 2005 to USD 4.81/bbl in Q2 2006. In Q2 2006, the average commodity price of petrols was USD 723.36/t, which is a USD 207.47/t, or 40.2%, increase over Q2 2005. In the same period, a significant rise was recorded in the commodity prices of diesel oil, Ekoterm and JET A-1 fuel - by USD 123.39/t, USD 139.22/t and USD 135.84/t, respectively (or by 23.2%, 28.5% and 24.4%).

In Q2 2006, the commodity crack margins increased substantially for petrols, light heating oil and JET A-1 fuel, by 58.1%, 4.7% and 0.8%, respectively, as compared to Q2 2005. The decrease in margins was reported for diesel oil (by 7.9%). The 2nd quarter of 2006 was another period in which a substantial decrease of margins on benzene, phenol, butadiene and acetone. The drop in the margins for those products was 20.8%, 11.1%, 5.8% and 19.9% respectively. There was a negative margin of USD 101.9/t in the case of glycols (with USD 157.1/t in Q2 2005). The margins for ethylene and propylene were quite favourable (growth by 4.4% and 4.6% respectively).

The Euro exchange rate decreased against the Polish currency by 4.4% (falling from PLN 4.13 /EUR in Q2 2005 to PLN 3.95/EUR in Q2 2006) and the U.S. dollar exchange rate decreased by 4.3% (falling from PLN 3.28/USD in Q2 2005 to PLN 3.14/USD in Q2 2006).

According to the estimated data on the basis of data from Nafta Polska, the domestic consumption of fuels (petrols, diesel oil and light heating oil) rose by approximately 341 thousand tons (by 10.5%) in Q2 2006 year on year. According to GUS (Main Office of Statistics), transportation prices in the first six months of 2006 rose less than a year before (1.7% vs. 1.9%). To a large extent that is a result of a lower growth of fuels for private vehicles (3.3% vs. 5.1%). The prices of petrol grew by 7.0% and the prices of liquid gas dropped by 12.2%.

NBP estimates and preliminary results for Q2 2006 confirm a high GDP growth rate which (both annualised and on a quarterly basis after adjustment for seasonal fluctuations) was at a similar level as in Q1 2006, i.e. 5.2%.

In Q2 2006 the consumer prices increased by 0.9% in relation to Q1 2006. In Q2 2005 the prices went up by 0.6%. In relation to Q2 2005, the consumer prices in Q2 2006 increased by 0.8%. The fast economic growth over several quarters has brought about an expected improvement in the labour market. The unemployment rate at the end of Q2 2006 was 16.0%, which is a drop by 2 percentage points as compared to Q2 2005.

Refinery (Production + Wholesale)

Refinery (Production and Wholesale)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**19 824 439**	**6 317 137**	**10 787 674**	**3 437 536**	**11 814 447**	**3 600 977**	**6 976 519**	**2 126 404**	**67.8%**	**75.4%**
Third part sales	11 936 788	3 803 705	6 794 912	2 165 226	7 873 230	2 399 717	4 883 666	1 488 514	51.6%	58.5%
Intra-company sales*	7 887 651	2 513 432	3 992 762	1 272 310	3 941 217	1 201 261	2 092 853	637 890	100.1%	109.2%
Segment's costs	**-18 759 997**	**-5 977 948**	**-9 859 659**	**-3 141 820**	**-10 357 251**	**-3 156 832**	**-6 061 970**	**-1 847 655**	**81.1%**	**89.4%**
Other operating revenues	65 910	21 002	30 435	9 698	69 930	21 314	32 081	9 778	-5.7%	-1.5%
Other operating expenses	-65 217	-20 782	-32 757	-10 438	-127 529	-38 870	-98 747	-30 098	-48.9%	-46.5%
Surplus of fair value of acquired net assets above purchase price					625 748	190 724	625 748	190 724		
Segment's result**	**1 065 135**	**339 410**	**925 693**	**294 976**	**2 025 345**	**617 314**	**1 473 631**	**449 155**	**-47.4%**	**-45.0%**
Third-party sales (thousand tons)	6 326		3 676		4 674		2 714		35.3%	

**) The revenue includes the following transfers to retail: 6 months 2006 – PLN 2 088 280 thousand, 3 months 2006 – PLN –1 119 417 thousand.6 months 20(thousand, 3 months 2005 – PLN 913 101 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Among the major companies in the refinery segment there are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz P³ock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies of the Czech Unipetrol a.s. holding: Paramo a.s., Unipetrol Rafinerie a.s., and Èeska Rafinerska a.s.

The segment's revenues expanded by 54.6%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and high dynamics of product sales up to 35.4%. In the 2nd quarter of 2006, the biggest sales increase was recorded for diesel oil – by 664 thousand tons (by 76.0%) or by PLN 664 494 thousand and Eurosuper 95 petrol – by 97 000 tons (by 19.6%) or PLN 939,659 thousand. There was also an upward trend in the sales of liquid gas the sale of which in Q2 2006 grew in relation to Q2 2005 by 17 thousand tons (by 32.3%) or by PLN 27,487 thousand. The increased sales of products is due among other things to the effect of pro-sale activities, inclusions of sales by Unipetrol a.s. for the whole Q2 2006 while in Q2 2005 the consolidation covered only June. Additionally, the high dynamics of diesel oil sale was due to improved competitive quality of the fuel in the domestic market.

The results of the segment were also positively affected by the increase of the quoted URAL/Brent oil differential level by 34.0% up to USD 4.81/bbl, which resulted in an increase of operating result of the Parent Company by PLN 127 m. Additionally, a growth of refinery margins contributed to an increased EBIT in the Parent Company by PLN 98 m. The implementation of the OPTIMA Programme resulted in Q2 2006 in savings in the segment of PLN 25 704 thousand, that is 26.2% of the potential planned for 2006.

In Q2 2006 there was a growth of costs in the segment by 62.6% due to a high level of oil prices (increase by 34.7%).

As a result of the above factors, the segment's result for Q2 2006 reached PLN 925,693 thousand, whereas in Q2 2005 it was PLN 847,883 thousand (after adjustment for the one-off factor related to the purchase of acquisition of Unipetrol a.s. of PLN 625,748 thousand). This result was influenced mainly by the Parent Company and the Unipetrol a.s. capital group, which jointly generated PLN 829,513 thousand in Q2 2006 (PLN 869,730 thousand in Q2 2005).

In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 19,352 thousand.

Refinery (Retail)

Refinery (Detail)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 917 333**	**2 204 236**	**3 801 117**	**1 211 241**	**5 983 884**	**1 823 854**	**3 395 413**	**1 034 903**	**15.6%**	**20.9%**
Third part sales	6 897 269	2 197 842	3 790 971	1 208 008	5 961 188	1 816 937	3 381 950	1 030 799	15.7%	21.0%
Intra-company sales	20 064	6 393	10 146	3 233	22 696	6 918	13 463	4 103	-11.6%	-7.6%
Segment's costs	**-6 894 143**	**-2 196 846**	**-3 751 197**	**-1 195 334**	**-5 917 065**	**-1 803 488**	**-3 322 207**	**-1 012 590**	**16.5%**	**21.8%**
Other operating revenues	81 877	26 090	39 033	12 438	50 442	15 374	23 383	7 127	62.3%	69.7%
Other operating expenses	-22 502	-7 170	-12 808	-4 081	-55 389	-16 882	-35 976	-10 965	-59.4%	-57.5%
Surplus of fair value of acquired net assets above purchase price					152 420	46 457	152 420	46 457		
Segment's result*	**82 565**	**26 310**	**76 145**	**24 264**	**214 292**	**65 315**	**213 033**	**64 931**	**-61.5%**	**-59.7%**
Third-party sales (thousand tons)	1 931		1 015		1 625		879		18.8%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

The retail segment covers the relevant business of: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol a.s. holding.
In Q2 2006, the segment's revenue increased by PLN 405,704 thousand (11.9%) over Q2 2005. The growth of revenue of the segment was accompanied by a rise in volume sales by 135 thousand tons, i.e. by 15.4%, mainly due to a remarkable increase of diesel oil sales by 28.4% and Eurosuper 95 petrol by 8.1%. It must be stressed that the sales increase is also a result of full implementation of the investment programme in the retail network, as well as including results of Unipetrol a.s. capital group in Q2 2006; the third-party sales of this group totalled PLN 272,102 thousand (PLN 134,590 thousand in Q2 2005). The segment's results in Q2 2006 amounted to PLN 76,145 thousand while in Q2 2005 the result was PLN 60,613 thousand (after adjustment for the surplus of the fair value of net assets over the purchase price related to the acquisition of Unipetrol s.a.). Without the above adjustment, the result on operations in Q2 2005 was PLN 213,033 thousand.
The retail business* of ORLEN Deutschland in Germany in Q2 2006 generated profit of PLN 10 240 thousand (PLN 7 675 thousand in profit in Q2 2005). PKN ORLEN S.A. in Q2 2006 generated profit in the segment of PLN 61 280 thousand (PLN 52 887 thousand of profit in Q2 2005).
In the analysed period there was a growth in the sales volumes of all fuels which generated a growth of operating result of the Parent Company by PLN 23 million. There were also positive trends in margins on non-fuel goods and services, which increased by 12.0% in Q2 2006. In Q2 2006, as compared to Q2 2005, there was a drop in unit margins on petrols and diesel oil and a growth in margins on LPG. The estimated negative effect of unit margins on operating profit of PKN ORLEN S.A. was PLN (-) 14 m.
The implementation of the OPTIMA Programme yielded PLN 11 599 thousand in savings for the segment in Q2 2006, which constitutes 16.1% of the potential assumed for the year 2006.
In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 28,097 thousand.
*) ORLEN Deutschland is involved in wholesale business attributed to the segment of production and wholesale.

Petrochemicals

Petrochemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 185 550**	**1 971 050**	**2 998 246**	**955 403**	**2 809 248**	**856 243**	**1 693 069**	**516 038**	**120.2%**	**130.2%**
Third part sales	4 291 902	1 367 632	2 074 482	661 042	1 819 074	554 444	1 150 356	350 622	135.9%	146.7%
Intra-company sales	1 837 421	585 502	897 105	285 866	940 844	286 764	519 598	158 371	95.3%	104.2%
Value of released provisions	56 227	17 917	26 659	8 495	49 330	15 036	23 115	7 045	14.0%	19.2%
Segment's costs	**-5 648 704**	**-1 799 982**	**-2 772 456**	**-883 454**	**-2 336 735**	**-712 224**	**-1 491 068**	**-454 469**	**141.7%**	**152.7%**
Other operating revenues	45 636	14 542	12 098	3 855	12 026	3 665	11 011	3 356	279.5%	296.8%
Other operating expenses	-44 275	-14 108	-14 987	-4 776	-26 649	-8 122	-25 407	-7 744	66.1%	73.7%
Surplus of fair value of acquired net assets above purchase price					892 921	272 157	892 921	272 157		
Segment's result*	**538 207**	**171 502**	**222 901**	**71 028**	**1 350 811**	**411 720**	**1 080 526**	**329 338**	**-60.2%**	**-58.3%**
Third-party sales (thousand tons)	1 425		632		564		317		152.7%	

*) *The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new petrochemicals segment includes the following companies: PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o.

In Q2 2006 the revenues of the segment were up by PLN 1 305 177 thousand (by 77.1%) and the third party sales volume by 99.4%. In Q2 2006, in effect of consolidating of Unipetrol a.s., there was a growth of sales volume of key products in the segment, such as: polyethylene by 97.7%, polypropylene by 130.1%, ethylene by 252.3%, benzene by 290.1%. The drop of sales of orthoxylene in Q2 2006 was due to an overhaul of the xylene distillation column and furnace modernisation. Lower sales of ammonium nitrate result from decreased demand due to higher prices.

In Q2 2006 the result of the segment was PLN 222 901 thousand as compared to PLN 187 605 thousand in Q2 2005 (net of the surplus of fair value of net assets over the purchase price of Unipetrol a.s. of PLN 892 921 thousand). Attention should be paid to the very good results of Unipetrol a.s group companies in the segment which in Q2 2006 generated PLN 145 million in profit. A positive result was achieved also by Basell Orlen Polyolefins sp. z o.o., which in relation to Q2 2005 increased its operational profit by PLN 20 million. The results of the segment were affected by lowering the margins on petrochemical products. The estimated negative impact of lowering margins in the Parent Company was PLN 55 million. PKN ORLEN S.A. in Q2 2006 generated a result by PLN 112 million less than in Q2 2005. The decrease is due to partial use of production capacity of the installation Olefin II due to irregular purchases of ethylene and propylene by Basell Orlen Polyolefins sp. z o.o. and emergency shutdowns of the installation.

The implementation of the OPTIMA Programme in Q2 2006 generated savings of PLN 424 thousand in the segment, that is 35.3% of the planned potential for 2006.

A decrease of outlays on fixed assets and intangible assets by PLN 122 975 thousand in Q2 2006 was due to investment works at the installation Olefin II and at Basell Orlen Polyolefins sp. z o.o. in Q2 2005.

Chemicals

Chemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 289 817**	**411 005**	**631 608**	**201 264**	**750 951**	**228 886**	**372 189**	**113 441**	**71.8%**	**79.6%**
Third part sales	1 214 032	386 856	629 065	200 454	750 443	228 731	371 681	113 286	61.8%	69.1%
Intra-company sales	75 785	24 149	2 543	810	508	155	508	155	-	-
Segment's costs	**-1 216 226**	**-387 555**	**-607 746**	**-193 661**	**-664 533**	**-202 546**	**-350 663**	**-106 880**	**83.0%**	**91.3%**
Other operating revenues	17 888	5 700	10 323	3 289	4 661	1 421	2 824	861	283.8%	301.1%
Other operating expenses	-5 554	-1 770	-87	-28	-1 745	-532	-335	-102	218.3%	232.7%
Surplus of fair value of acquired net assets above purchase price					123 936	37 775	123 936	37 775		
Segment's result*	**85 925**	**27 380**	**34 098**	**10 865**	**213 270**	**65 004**	**147 951**	**45 095**	**-59.7%**	**-57.9%**
Third-party sales (thousand tons)	953		470		629		325		51.5%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new chemicals segment includes the following companies: Zak³ady Azotowe „Anwil" S.A., Spolana a.s. (subsidiary company of Unipetrol a.s.), ORLEN PetroProfit sp. z o.o.

In Q2 2006 revenues of the segment were by PLN 259 419 thousand (by 69.7%) higher than in Q2 2005. During that time there was a growth of sales volumes of the key products in the segment, such as: polyvinyl chloride by 41.1%, soda lye by 37.4% and PVC granulate by 60.1%. The high demand for fertilisers in the first two months of the quarter and the relatively high prices (growth by 14.3% in relation to Q2 2005) and an increased demand for polyvinyl chloride and granulate positively affected the results of the key company in the segment – Anwil S.A. Operational profit of the company grew in Q2 2006 in relation to Q2 2005 by PLN 31 268 thousand. At the same time, asset revaluation as of the acquisition date in Spolana a.s. resulted in a growth of depreciation in Q2 2006 which resulted in an operational loss in that company of PLN 4 271 thousand.
In effect of the above factors, the result of the segment amounted to PLN 34 098 thousand while in Q2 2005 it was PLN 24 015 thousand (after adjustment for the one-off event of acquisition of Unipetrol a.s. of PLN 123 936 thousand). In Q2 2006, as compared with Q2 2005, there was a decrease in outlays on fixed assets and intangible assets by PLN 57 208 thousand. The OPTIMA adjustment in Q2 2006 due to recognition of savings in the segments was PLN (-) 2 685 thousand.

Other

Other	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 004 179**	**319 986**	**493 829**	**157 361**	**717 732**	**218 761**	**345 656**	**105 354**	**39.9%**	**46.3%**
Third part sales	478 969	152 625	228 449	72 796	307 691	93 782	144 280	43 976	55.7%	62.7%
Intra-company sales	525 210	167 360	265 380	84 564	410 041	124 978	201 376	61 378	28.1%	33.9%
Segment's costs	**-944 808**	**-301 067**	**-486 604**	**-155 058**	**-695 221**	**-211 899**	**-367 698**	**-112 072**	**35.9%**	**42.1%**
Other operating revenues	14 674	4 676	5 878	1 873	29 922	9 120	20 827	6 348	-51.0%	-48.7%
Other operating expenses	-17 629	-5 618	-5 587	-1 780	-21 891	-6 672	-12 239	-3 730	-19.5%	-15.8%
Surplus of fair value of acquired net assets above purchase price					259 296	79 032	259 296	79 032		
Segment's result*	**56 416**	**17 977**	**7 516**	**2 395**	**289 838**	**88 341**	**245 842**	**74 931**	**-80.5%**	**-79.7%**
Third-party sales (thousand tons)	47		21		103		52		-54.4%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Apart from the production of power utilities and service providers in PKN ORLEN S.A., the segment "Other business" includes several companies of the Group that have been set up mostly in effect of restructuring operations.

In Q2 2006 other business generated profit of PLN 7 516 thousand while in Q2 2005 there was a loss on operations of PLN 13 454 thousand (net of a surplus of fair value of net assets above the purchase price of PLN 259 296 thousand). By far the largest growth of the result on this business was noted by PKN ORLEN S.A. whose profit grew by PLN 30 610 thousand in relation to Q2 2005. A part of the business of the Unipetrol a.s. capital group included in this segment in Q2 2006 generated a loss of PLN 17 019 thousand.

The implementation of the OPTIMA Programme in Q2 2006 generated savings in the segment of PLN 8 627 thousand, that is 13.2% of the potential planned for 2006.

In Q2 2006 there was a growth of outlays on fixed assets and intangible assets by PLN 10 034 thousand as compared with Q2 2005.

Financial Review

Profit and Loss Account

Total sales revenues rose by PLN 3,589,490 thousand (36.1%) due to an increase in the Group's third-party sales in all segments: Refinery (Production + Wholesale), which rose by PLN 1,911,246 thousand (39.1%), in Refinery (Retail) by PLN 409,021 thousand (12.1%), in Petrochemicals by PLN 924,126 thousand (80.3%), in Chemicals by PLN 257,384 thousand (69.2%) and in Other Activities by PLN 84,169 thousand (58.3%). The rise in the value of third-party sales was accompanied by an increase in volume sales by 35.4%, 15.5%, 99.4% and 44.6%, respectively, and by a decrease of 59.6% in other activities.
The growth of sales revenues is also due to the maintenance of high world commodity prices. In Q2 2006 there was an increase in operating costs by PLN 3,529,315 thousand (39.9%). A higher dynamics of operating costs is due to a substantial expansion of business operations conducted by the PKN ORLEN S.A. Capital Group. Attention should be paid to a decreasing proportion of fixed costs (depreciation / amortisation, external services, salaries, taxes and other costs) in the overall operating costs. In Q2 2006 there was an increase in manufacturing costs of sold products by PLN 3, 125, 747 thousand (by 60.4%), mainly due to higher costs of processed crude oil. In Q2 2006, gross profit on sales amounted to PLN 2,082,826 thousand and was higher by PLN 210,074 thousand or by 11.2% than in Q2 2005.

In Q2 2006, costs of sale rose by PLN 81,640 thousand (14.9%) relative to Q2 2005, and totalled PLN 628,611 thousand. In the same period, general administrative expenses increased by PLN 68,259 thousand (30.5%) relative to Q2 2005, and reached the level of PLN 292,293 thousand. The increase in both kinds of costs was influenced by the consolidation of the Unipetrol a.s. capital group, where costs of sale and general administrative expenses in Q2 2006 totalled PLN 92,196 thousand and PLN 79,399 thousand, respectively.

In Q2 2006, there was a decrease in other operating revenues by PLN 1,873,346 thousand and a growth of other operating costs by PLN 427, 636 thousand. With respect to revenues, this is a result of recognition in Q2 2005 of the surplus of the fair value of net assets over the purchase price of PLN 1,893,689 thousand. The high level of other operating costs in Q2 2005 was due to the establishment of provisions for business risk of PLN 376 million and for the costs of protection programs of PLN 54 million. In result of the above factors, operating profit (EBIT) in Q2 2006 amounted to PLN 1,200,147 thousand and was by PLN 478,759 thousand higher than in Q2 2005 (net of the one-off factor – acquisition of Unipetrol a.s.). Without the above adjustment, the operating profit was by PLN 1,414,930 thousand lower than in Q2 2005.
Financial income in Q2 2006 amounted to PLN 77,779 thousand and was lower than in Q2 2005 by PLN 244,802 thousand. The main reason for the decrease of financial income was the effect of non-realised discount on acquired receivables of Unipetrol, which in the amount of PLN 204,532 increased the item in Q2 2005. At the same time the Group had a drop of financial expense by PLN 25,572 thousand in relation to Q2 2005. As a result, in Q2 2006 the financial expenses were higher than financial income by PLN 80,722 thousand while in Q2 2005 there was a surplus of income over expense by PLN 138,508 thousand.
The share of entities evaluated with the equity method in the financial result amounted to PLN 52,433 thousand in Q2 2006, relative to PLN 60,374 thousand in Q2 2005.
The amount of income tax in Q2 2006 was PLN 213,951 thousand, which means a decrease by PLN 34,540 thousand year on year.
Net profit in Q2 2006 was higher than in Q2 2005 by PLN 286,127 thousand (42.6%) net of the one-off factor related to the acquisition of Unipetrol a.s. Without the above adjustment, the net profit in Q2 2006 was PLN 957, 907 thousand, i.e. by PLN 1,607,561 thousand less than in Q2 2005.

Balance sheet

As at the end of the 2nd quarter of 2006, total assets amounted to PLN 35,566,553 thousand, which is a 6.5% increase towards 31 December 2005. The value of fixed assets decreased by PLN 212,024 thousand (1.0%) in relation to their value as at 31 December 2005, and amounted to PLN 20,673,508 thousand, mainly due to a decrease of value of shares and participations in entities consolidated with the equity method PLN 392,995 thousand in relation to their value as at 31 December 2005. As at the end of Q2 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 14,893,045 thousand, mainly due to an increase in inventories, trade debtors and other receivables and cash by PLN 698,055 thousand, PLN 1,626,858 thousand and PLN 63,788 thousand, respectively. Compared to the end of 2005, the working capital (current assets- less current liabilities) increased from PLN 3,981,310 thousand to PLN 5,819,418 thousand.
At the end of Q2 2006, total shareholders' equity stood at PLN 21,047,054 thousand, which means an increase by PLN 1,734,065 thousand (9.0%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 1,249,068 thousand and exchange differences from the recalculation of subordinated entities by PLN 265,975 thousand. Long-term liabilities amounted to PLN 5,445,872 thousand and dropped by PLN 107,981 thousand in comparison with the end of 2005, mainly due to a decrease in the value of credits and loans by PLN 99,825 thousand. Short-term liabilities increased from PLN

8,537,469 thousand as at 31 December 2005 to PLN 9,073,627 thousand as at 30 June 2006. With regard to short-term liabilities, there has been a significant increase of trade creditors, other liabilities and accrued expenses (by PLN 502,359 thousand) and an increase in income tax liability (by PLN 66,322 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 4,455,460 thousand as at 30 June 2006, which means a decrease by PLN 61,337 thousand as compared with the end of 2005.

Cash flow

The Q2 2006 net operating cash flow stood at PLN 1,684,292 thousand, having increased by PLN 616,388 thousand relative to the analogous quarter of 2005. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 1,093,630 thousand in Q2 2006, against a PLN 389,398 thousand increase in Q2 2005). On the other hand, operating cash flow was affected unfavourably by trends with regard to receivables (in Q2 2006 the increase of receivables resulted in a decrease of cash by PLN 474,289 thousand, as compared to a decrease of PLN 27,666 thousand in Q2 2005).

In Q2 2006, the net cash flow from investments totalled PLN (-) 286,115 thousand, while in Q2 2005 the amount was PLN (-) 1,298,659 thousand. The decrease of investment expenses was due to the acquisition of Unipetrol a.s in Q2 2005. In Q2 2006 income due to sale of short-term securities amounted to PLN 25,828 thousand as compared with PLN 575,362 in Q2 2005 (sale of securities in order to *free cash* to acquire Unipetrol a.s.)

In Q2 2006, the amount of net financing cash flow reached PLN (-) 974,242 thousand, whereas in Q2 2005it totalled PLN 175,189 thousand. The negative result for this item in 2006 results from repayment of long- and short-term credits and loans of PLN 1,295,393 thousand (PLN 447,827 in Q2 2005) with the balance of newly contracted credits as of the end of Q2 2006 amounted to PLN 368,470 thousand.
As a result of the above cash flows, there was a decrease in the amount of cash as at 30 June 2006 by PLN 185,036 thousand down to PLN 1,190,591 thousand as compared to the end of June 2005.

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 6 and 3 months
ended 30 June 2006 and 30 June 2005
(PLN'000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% chan 3 mont
Sales of products	24 035 951	13 228 853	16 094 326	9 214 149	49.3%	43.6
Excise tax and other charges	-5 847 681	-3 084 038	-5 055 388	-2 746 064	15.7%	12.3
Net revenue on sales of products	**18 188 270**	**10 144 815**	**11 038 938**	**6 468 085**	**648%**	**56.8**
Sales of goods and materials	7 070 805	3 628 113	5 788 036	3 518 721	22.2%	3.1
Excise tax and other charges	-383 888	-228 390	-66 018	-31 758	481.5%	619.2
Net revenue of sales of goods and materials	**6 686 917**	**3 399 723**	**5 722 018**	**3 486 963**	**16.9%**	**-2.5**
Total sales revenues	**24 875 187**	**13 544 538**	**16 760 956**	**9 955 048**	**48.4%**	**36.1**
Cost of manufacturing of products sold	-15 442 906	-8 300 435	-8 311 385	-5 174 688	85.8%	60.4
Value of goods and materials sold	-6 046 321	-3 161 277	-5 105 129	-2 907 608	18.4%	8.7
Gross profit on sales	**3 385 960**	**2 082 826**	**3 344 442**	**1 872 752**	**1.2%**	**11.2**
Costs of sale	-1 274 414	-628 611	-1 036 387	-546 971	23.0%	14.9
General administrative expenses	-538 483	-292 293	-422 805	-224 034	27.4%	30.5
Other operating income*	245 924	113 184	2 065 201	1 986 530	-88.1%	-94.3
Other operating expenses	-169 373	-74 959	-566 816	-502 595	-70.1%	-85.1
Profit on disposal of all or part of equity interests of subordinated entities	1 280	0	29 395	29 395	-95.6%	-100.0
Operating profit	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1**
Financial income	224 761	77 779	368 760	322 581	-39.0%	-75.9
Financial expenses	-326 746	-158 501	-258 124	-184 073	26.6%	-13.9
Net financial income and expenses	**-101 985**	**-80 722**	**110 636**	**138 508**	**-192.2%**	**-158.3**
Share in financial result of entities evaluated with equity method	99 185	52 433	111 064	60 374	-10.7%	-13.2
Profit before tax	**1 648 094**	**1 171 858**	**3 634 730**	**2 813 959**	**-54.7%**	**-58.4**
Corporate income tax	-292 034	-213 951	-390 728	-248 491	-25.3%	-13.9
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-58.2%**	**-62.7**
including:						
Profit attributable to minority interest	110 080	76 904	16 263	5 256	576.9%	1363.2
Profit attributable to parent company shareholders	**1 245 980**	**881 003**	**3 227 739**	**2 560 212**	**-61.4%**	**-65.6**

* including in 2005 the surplus of fair value over purchase price of the shares in Unipetrol a.s. of PLN 1 893 688 thousand.

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 June 2006 and 31 December 2005
(PLN '000)

SPECIFICATION	30.06.2006 (unaudited data)	31.12.2005	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 613 294	18 510 754	0.6%
Goodwill	27 075	17 630	53.6%
Intangible assets	615 039	610 984	0.7%
Financial assets	580 111	550 984	5.3%
Shares and equity interests in entities consolidated with equity method	632 082	1 025 077	-38.3%
Loans granted	7 726	7 145	8.1%
Deferred tax assets	79 192	62 131	27.5%
Property investments	29 648	11 557	156.5%
Perpetual usufruct right	77 223	76 172	1.4%
Other fixed assets	12 118	13 098	-7.5%
Total fixed assets	**20 673 508**	**20 885 532**	**-1.0%**
Current assets			
Stocks	6 811 292	6 113 237	11.4%
Trade debtors and other receivables	6 404 496	4 777 638	34.1%
Income tax receivable	36 597	49 567	-26.2%
Short-term securities	141 995	104 938	35.3%
Prepayments	186 387	145 853	27.8%
Cash and cash equivalents	1 190 591	1 126 803	5.7%
Other financial assets	58 057	111 899	-48.1%
Assets classified as appropriated for sale	**63 630**	**88 844**	**-28.4%**
Total current assets	**14 893 045**	**12 518 779**	**19.0%**
Total assets	**35 566 553**	**33 404 311**	**6.5%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment*	522 999	522 999	0.0%
Initial capital	**1 057 635**	**1 057 635**	0.0%
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	28 151	60 075	-53.1%
Currency-translation differences on subsidiary entities	109 961	-156 014	-170.5%
Retained profits, including:	15 756 630	14 507 562	8.6%
net profit of parent company shareholders from the current year	1 245 980	4 585 132	-72.8%
Shareholders' equity (attributable to shareholders of parent company)	**18 179 630**	**16 696 511**	**8.9%**
Minority interests	2 867 424	2 616 478	9.6%
Total shareholders' equity	**21 047 054**	**19 312 989**	**9.0%**
Long-term liabilities			
Loans and borrowings	3 306 153	3 405 978	-2.9%
Provisions	995 879	956 991	4.1%
Deferred income tax provisions	978 290	1 020 159	-4.1%
Other long-term liabilities	165 550	170 725	-3.0%
Total long-term liabilities	**5 445 872**	**5 553 853**	**-1.9%**

Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 186 409	6 684 050	7.5%
Provisions	589 815	683 273	-13.7%
Corporate income tax payable	102 033	35 711	185.7%
Loans and borrowings	1 149 307	1 110 819	3.5%
Deferred income	22 226	19 265	15.4%
Other financial liabilities	23 837	4 351	447.9%
Total short-term liabilities	**9 073 627**	**8 537 469**	**6.3%**
Total shareholders' equity and liabilities	**35 566 553**	**33 404 311**	**6.5%**

* share capital was revaluated according to IAS 29

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 6 and 3 months
ended 30 June 2006 and 30 June 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
Operating cash flow						
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-1 887 942**	**-1 607 561**
Total adjustments:						
Share in financial profit of entities evaluated with equity method	-99 185	-52 433	-111 064	-60 374	11 879	7 941
Depreciation and amortisation	976 473	443 524	629 152	341 015	347 321	102 509
Net dividends and interest	83 030	19 387	20 578	20 761	62 452	-1 374
Corporate income tax on profit before tax	292 034	213 951	390 728	248 491	-98 694	-34 540
Profit (loss) on investment activities	-52 741	-8 929	64 668	79 747	-117 409	-88 676
Decrease / (increase) in receivables	-1 123 563	-474 289	-336 321	27 666	-787 242	-501 955
Decrease / (increase) in stocks	-600 352	-365 177	-1 299 286	-444 193	698 934	79 016
Decrease / increase in liabilities and accrued expenses	593 265	1 093 630	1 193 782	389 398	-600 517	704 232
Decrease / increase in provisions	-61 130	-16 602	420 810	407 829	-481 940	-424 431
Other adjustments*	76 719	34 148	-2 226 904	-2 264 126	2 303 623	2 298 274
Corporate income tax paid	-313 513	-160 825	-344 287	-243 778	30 774	82 953
Net operating cash flow	**1 127 097**	**1 684 292**	**1 645 858**	**1 067 904**	**-518 761**	**616 388**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-791 923	-270 421	-889 194	-502 465	97 271	232 044
Gain on disposal of property, plant and equipment	83 606	6 393	19 559	15 329	64 047	-8 936
Gain on disposal of shares	80 428	3 656	76 305	75 941	4 123	-72 285
Acquisition of shares and interests	-33 927	-9 891	-1 347 186	-1 345 575	1 313 259	1 335 684
Acquisition of short-term securities	-95 718	-51 007	-81 818	-42 189	-13 900	-8 818
Gain on disposal of short-term securities	56 038	25 828	963 547	575 362	-907 509	-549 534
Dividends and interest received	12 916	9 890	124 135	104 320	-111 219	-94 430
Loans (granted)/repaid	3 745	923	558	-284	3 187	1 207
Other adjustments	-4 809	-1 486	-179 383	-179 098	174 574	177 612
Net investment cash flow	**-689 644**	**-286 115**	**-1 313 477**	**-1 298 659**	**623 833**	**1 012 544**
Financing cash flow						
Gain on long- and short-term loans and borrowings**	4 088 184	368 470	929 876	666 785	3 158 308	-298 315
Repayment of long- and short-term loans and **borrowings	-4 360 018	-1 295 393	-540 482	-447 827	-3 819 536	-847 566
Interest paid	-88 436	-41 301	-59 261	-35 992	-29 175	-5 309
Other adjustments	-12 738	-6 018	-16 109	-7 777	3 371	1 759
Net financing cash inflow/(outflow)	**-373 008**	**-974 242**	**314 024**	**175 189**	**-687 032**	**-1 149 431**
Change in net cash	**64 445**	**423 935**	**646 405**	**-55 566**	**-581 960**	**479 501**
Foreign exchange gains/losses	-657	-685	-281	-6 073	-376	5 388
Cash at beginning of period	**1 126 803**	**767 341**	**729 503**	**1 437 266**	**397 300**	**-669 925**
Cash at end of period, including:	**1 190 591**	**1 190 591**	**1 375 627**	**1 375 627**	**-185 036**	**-185 036**
Restricted cash	98 319	98 319	89 599	89 599	8 720	8 720

* including in 2005 the surplus of fair value over the purchase price of shares in Unipetrol a.s. of PLN 1 893 688 thousand

** incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of preferential conditions of loans and borrowings

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA
BY BUSINESS SEGMENT
for the period of 6 and 3 months
ended 30 June 2006 and 30 June 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
REVENUE ON THIRD-PARTY SALES[1]						
Refinery (production + wholesale)	11 936 788	6 794 912	7 873 230	4 883 666	51.6%	39.1%
Refinery (retail)	6 897 269	3 790 971	5 961 188	3 381 950	15.7%	12.1%
Petrochemicals	4 291 902	2 074 482	1 819 074	1 150 356	135.9%	80.3%
Chemicals	1 214 032	629 065	750 443	371 681	61.8%	69.2%
Other activities	478 969	228 449	307 691	144 280	55.7%	58.3%
TOTAL	**24 818 960**	**13 517 879**	**16 711 626**	**9 931 933**	**48.5%**	**36.1%**
FINANCIAL RESULT[2]						
Refinery (production + wholesale)	1 065 135	925 693	2 025 345	1 473 631	-47.4%	-37.2%
Refinery (retail)	82 565	76 145	214 292	213 033	-	-
Petrochemicals	538 207	222 901	1 350 811	1 080 526	-60.2%	-79.4%
Chemicals	85 925	34 098	213 270	147 951	-59.7%	-77.0%
Other activities	56 416	7 516	289 838	245 842	-80.5%	-96.9%
Exclusions	-3 567	1 311	-248 949	-248 624	-	-
Total of non-attributed items	-173 787	-67 517	-431 577	-297 282	-59.7%	-77.3%
TOTAL	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
EXPENDITURE ON FIXED ASSETS						
Refinery (production + wholesale)	226 829	148 293	203 826	128 941	11.3%	15.0%
Refinery (retail)	136 910	80 588	134 790	52 491	1.6%	53.5%
Petrochemicals	116 853	62 687	317 197	185 662	-63.2%	-66.2%
Chemicals	84 323	40 601	120 050	97 809	-29.8%	-58.5%
Other activities	74 272	42 687	53 909	32 653	37.8%	30.7%
Total of non-attributed items	13 524	5 132	24 638	22 380	-45.1%	-77.1%
TOTAL	**652 711**	**379 988**	**854 410**	**519 936**	**-23.6%**	**-26.9%**
DEPRECIATION AND AMORTISATION						
Refinery (production + wholesale)	261 420	105 781	246 100	98 279	6.2%	7.6%
Refinery (retail)	137 605	67 315	114 654	64 435	20.0%	4.5%
Petrochemicals	367 456	166 169	95 358	73 844	285.3%	125.0%
Chemicals	92 755	44 590	46 311	21 810	100.3%	104.4%
Other activities	105 940	55 605	110 281	73 845	-3.9%	-24.7%
Total of non-attributed items	11 297	4 064	16 448	8 802	-31.3%	-53.8%

TOTAL	**976 473**	**443 524**	**629 152**	**341 015**	**55.2%**	**30.1%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.

KEY CONSOLIDATED OPERATING DATA

for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (in tons)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**8 639**	**4 530**	**6 548**	**3 385**	**31.9%**	**33.8%**
REFINERY OUTPUT						
Petrols	1 665 028	878 842	1 494 344	794 857	11.4%	10.6%
Diesel oils	2 660 308	1 509 983	1 854 110	1 011 994	43.5%	49.2%
Heating oil III	501 961	240 418	372 826	223 919	34.6%	7.4%
Ekoterm	676 092	238 594	775 432	317 579	-12.8%	-24.9%
Jet A-1	224 128	127 570	196 856	109 104	13.9%	16.9%
LPG	156 475	70 521	128 372	69 887	21.9%	0.9%
Other refining products	909 603	640 040	761 938	539 535	19.4%	18.6%
TOTAL	**6 793 595**	**3 705 968**	**5 583 878**	**3 066 875**	**21.7%**	**20.8%**
SALES OF REFINING PRODUCTS						
Petrols	2 225 380	1 231 423	1 964 002	1 091 391	13.3%	12.8%
Diesel oils	3 391 124	1 978 681	2 086 034	1 217 367	62.6%	62.5%
Heating oil III	428 895	219 586	252 993	143 437	69.5%	53.1%
Ekoterm	799 829	303 969	864 024	379 062	-7.4%	-19.8%
Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
LPG	214 339	123 165	159 796	89 754	34.1%	37.2%
Other refining products	953 121	691 782	757 546	542 353	25.8%	27.6%
TOTAL	**8 237 483**	**4 678 563**	**6 298 046**	**3 592 219**	**30.8%**	**30.2%**
CHEMICALS OUTPUT						
Polyethylene	243 369	119 569	51 668	33 031	371.0%	262.0%
Polypropylene	180 010	88 388	53 645	34 880	235.6%	153.4%
Ethylene	200 159	53 398	64 523	41 244	210.2%	29.5%
Propylene	159 830	47 240	81 823	43 005	95.3%	9.8%
Glycols	54 311	24 438	40 897	11 964	32.8%	104.3%
Ammonium nitrate	275 570	144 040	304 173	170 848	-9.4%	-15.7%
CANWIL	195 656	89 460	166 267	59 875	17.7%	49.4%
Polyvinyl chloride (PVC)	172 255	81 558	86 942	35 105	98.1%	132.3%
Other petrochemical products	1 185 567	583 475	375 768	206 271	215.5%	182.9%
TOTAL	**2 666 727**	**1 231 566**	**1 225 706**	**636 223**	**117.6%**	**93.6%**
SALES OF CHEMICAL PRODUCTS						
Polyethylene	235 023	125 193	81 714	63 319	187.6%	97.7%
Polypropylene	184 403	98 422	61 389	42 769	200.4%	130.1%
Ethylene	121 551	55 649	37 668	15 797	222.7%	252.3%
Propylene	111 699	49 767	65 451	26 912	70.7%	84.9%
Glycols	56 136	26 684	44 504	14 830	26.1%	79.9%
Ammonium nitrate	266 190	115 386	262 127	131 658	1.6%	-12.4%
CANWIL	191 150	82 281	167 964	75 977	13.8%	8.3%
Polyvinyl chloride	178 316	85 279	105 979	60 438	68.3%	41.1%

Other petrochemical products	1 029 618	461 580	365 017	209 344	182.1%	120.5%
TOTAL	**2 374 086**	**1 100 241**	**1 191 813**	**641 044**	**99.2%**	**71.6%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 3 and 6 months
ended 30 June 2006 and 30 June 2005
(in tons)

Sale of light products in PKN ORLEN S.A. GROUP (by volumes)	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
Wholesale of key light products, including:	**4 926 969**	**2 754 095**	**3 668 888**	**2 033 404**	**34.3%**	**35.4%**
- Petrol	1 225 170	711 867	1 041 612	598 345	17.6%	19.0%
- Diesel oil	2 560 667	1 538 302	1 458 812	874 269	75.5%	76.0%
- Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
- Ekoterm	799 827	303 969	863 898	379 012	-7.4%	-19.8%
- LPG	116 510	70 000	90 915	52 923	28.2%	32.3%
Retail sales of engine fuels, including:	**1 928 498**	**1 013 100**	**1 618 619**	**873 025**	**19.1%**	**16.0%**
- Petrol	1 000 210	519 556	922 390	493 046	8.4%	5.4%
- Diesel oil	830 457	440 379	627 222	343 098	32.4%	28.4%
- Ekoterm	2	0	126	50	-98.4%	-100.0%
- LPG	97 829	53 165	68 881	36 831	42.0%	44.3%
Total sales of fuels, including:	**6 855 467**	**3 767 195**	**5 287 507**	**2 906 429**	**29.7%**	**29.6%**
- Engine fuels	6 055 638	3 463 226	4 423 483	2 527 367	36.9%	37.0%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 2nd quarter of 2006.

The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories for PKN ORLEN and for PKN ORLEN Capital Group under International Accounting Standards are as follows (PLN '000s):

	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ende on 30 June 200	
Result acc. to IFRS	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	I m
Unconsolidated gross profit	1 589 289	1 087 014	1 285 271	941 633	1 631 074	949 479	925 153	
Unconsolidated net profit	1 400 836	993 993	1 152 989	874 642	1 293 245	741 153	719 452	
Consolidated gross profit	1 648 094	1 102 444	1 171 858	805 253	3 634 730	2 959 266	2 813 959	[illegible]
Consolidated net profit	1 356 060	916 136	957 907	661 804	3 244 002	2 696 876	2 565 468	[illegible]

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In Q2 2006 the increase of crude throughput oil price was clearly slower than in Q2 2005. Additionally, in Q2 2006 there was a decrease in the quantity of oil inventory. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is less than in 2005.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Laws 2005, No. 184, item 1539)

END

Close

Summary of results

Summary

- PLN 1,644 m (EBITDA) vs. PLN 1,062 m in Q2 2005 (after adjustment for the difference in fair value of the acquired net assets of Unipetrol a.s. over the purchase price of PLN 1,894 m) – a positive impact of macroeconomic factors supported with the consolidation of Unipetrol a.s. (PLN 224 m), the increase of olefin production and the further optimisation of costs within the entire ORLEN company.
- A safe level of the equity net debt ratio of 18% facilitates the M & A strategy.

Refinery and Retail

- Growth of domestic sales with limited exports allowed optimisation of the operating margin.
- Full implementation of the investment programme in the retail network will encourage further sales increase.
- The increase of the Ural-Brent differential (34%, y/y) affected the operating result positively in the amount of (+) PLN 127 m (y/y)
- The positive impact of growing refinery margins on the result of PLN 98 m.
- An improvement of segment results of Unipetrol a.s in Q2 2006PLN 101 m vs. (-) PLN 56 m in Q1 2006.

Petrochemicals

- Increase of ethylene production by 78 tt and propylene production by 39 tt (y/y), in PKN ORLEN S.A. as a result of start-up of new Olefin II installations.
- The decrease of margins on petrochemical products, which has continued since Q3 2005, affected the result negatively in the amount of (-) PLN 55 m (y/y).
- High share of Unipetrol a.s. in the results of the petrochemical segment – PLN 145 m

Optimisation of costs

- Material positive results of the new cost-saving program OPTIMA, aimed at providing savings in the spheres of operating costs amounting to PLN 44 m. The key area of savings is still the Refinery – PLN 26 m (y/y).
- Fixed costs in the Parent Company in Q2 of 2006 remained at last year's level despite the expansion of business operations (if we exclude the costs of strategic projects and the one-off annual bonus payment).

Key financial data

Q2/06	Q1/06	q/q +/- (%)	Q2/05	y/y +/- (%)	in mln PLN, unless otherwise stated	2006	2005	y/y +/- (%)
926	139	*566,2*	1 474	*-37,2*	*Refinery*	1 065	2 025	*-47,4*
223	315	*-29,2*	1 081	*-79,4*	*Petrochemicals*	538	1 351	*-60,2*
34	52	*-34,6*	148	*-77,0*	*Chemicals*	86	213	*-59,6*
76	6	*1166,7*	213	*-64,3*	*Retail*	82	214	*-61,7*
8	49	*-83,7*	246	*-96,7*	*Other* [1]	57	290	*-80,3*
-67	-111	*-39,6*	-547	*-87,8*	*Not attributed* [2]	-178	-680	*-73,8*
1 200	450	*166,7*	2 615	*-54,1*	**EBIT**	1 650	3 413	*-51,7*
0	0	-	1 894		- *Non-recurrent events* [3]	0	1 464	-
0	0	-	626		- *Refinery*	0	550	-
0	0	-	893		- *Petrochemicals*	0	890	-
0	0	-	124		- *Chemicals*	0	124	-
0	0	-	152		- *Retail*	0	128	-
0	0	-	259		- *Other* [1]	0	254	-
0	0	-	-160		- *Not attributed* [2]	0	-482	-
1 200	450	*166,7*	721	*66,4*	**ClearedEBIT**	1 650	1 949	*-15,3*
1 644	983	*67,2*	2 956	*-44,4*	**EBITDA**	2 626	4 042	*-35,0*
1 644	983	*67*	1 062	*54,8*	**Cleared EBITDA** [3]	2 626	2 578	*1,9*
958	398	*140,7*	2 565	*-62,7*	**Net profit**	1 356	3 244	*-58,2*
881	365	*141,4*	2 560	*-65,6*	**Profit of parent company shareholders**	1 246	3 228	*-61,4*
881	365	*141,4*	667	*32,1*	**Cleared profit of parent company shareholders** [4]	1 246	1 334	*-6,6*
1 684	-557	*-402,3*	1 068	*57,7*	**Operating cash flow**	1 127	1 646	*-31,5*
16,0	6,2	*157,6*	48,1	*-66,7*	**ROACE (%)** [5]	11,4	31,7	*-64,0*
18,4	19,7	*-6,2*	10,5	*76,4*	**Shareholder's equity net debt ratio (%)** [6]	15,9	11,6	*36,4*
2,06	0,85	*141,4*	5,99	*-65,6*	**EPS**	2,91	7,55	*-61,4*
2,06	0,85	*141,4*	1,56	*32,2*	**Cleared EPS**	2,91	3,12	*-6,6*
0,00	0,00	-	2,13		- **Dividend per share** [7]	0,00	2,13	-

1) Entities responsible for utilities, social welfare activity and service companies of PKN ORLEN S.A.
2) Includes PKN Corporate Centre and companies not listed in previous segments
3) Non-recurrent events: surplus of the fair value of net assets over the purchase price
4) Allowing for impact of acquired receivables of the unipetrol group of PLN 205 million.
5) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)
6) Calculated for average amounts of balance-sheet items
7) Proposal for the General Shareholders' Meeting for the year 2005

Macroeconomic factors

Q2/06	Q1/06	q/q +/- (%)	Q2/05	y/y +/- (%)		2006	2005	y/y +/- (%)
5,65	2,56	*120,7*	5,58	*1,3*	**Average refinery margin** [1] **(USD/bbl)**	4,07	4,57	*-10,9*
4,81	3,59	*34,0*	3,59	*34,0*	**Ural/Brent differential (USD/bbl)**	4,20	4,33	*-3,0*
69,60	61,79	*12,6*	51,66	*34,7*	**Average Brent oil price (USD/bbl)**	65,66	49,67	*32,2*
3,14	3,19	*-1,6*	3,28	*-4,3*	**Average PLN/USD exchange rate** [2]	3,16	3,18	*-0,6*
3,95	3,83	*3,1*	4,13	*-4,4*	**Average PLN/EUR exchange rate** [2]	3,89	4,08	*-4,7*
566,03	490,53	*15,4*	542,36	*4,4*	**Average margin on ethylene (USD/t)**	528,28	576,28	*-8,3*
513,55	484,09	*6,1*	491,11	*4,6*	**Average margin on prpylene (USD/t)**	498,82	515,72	*-3,3*

1) Calculated on the basis of the algorithm: Products (88,36%) vs. Brent Dtd (100%). Products include: Petrols (25.21%), Deisel Oil (23.20%), Petroleum (16.51%), Light Heating Oil (15.31%)
(Source: CIF NWE quotations except HSFO FOB ARA)
2) Source: NBP

Financial Data by Area of Activity (Segment)

Market Overview

In the 2nd quarter of 2006, the average price of commodity Brent oil was USD 69.60/bbl, having gone up by USD 17.94/bbl (34.7%) year on year. This rise in oil prices went hand in hand with the increase of the URAL/Brent differential by 34.0%, i.e. from USD 3.59/bbl in Q2 2005 to USD 4.81/bbl in Q2 2006. In Q2 2006, the average commodity price of petrols was USD 723.36/t, which is a USD 207.47/t, or 40.2%, increase over Q2 2005. In the same period, a significant rise was recorded in the commodity prices of diesel oil, Ekoterm and JET A-1 fuel - by USD 123.39/t, USD 139.22/t and USD 135.84/t, respectively (or by 23.2%, 28.5% and 24.4%).

In Q2 2006, the commodity crack margins increased substantially for petrols, light heating oil and JET A-1 fuel, by 58.1%, 4.7% and 0.8%, respectively, as compared to Q2 2005. The decrease in margins was reported for diesel oil (by 7.9%). The 2nd quarter of 2006 was another period in which a substantial decrease of margins on benzene, phenol, butadiene and acetone. The drop in the margins for those products was 20.8%, 11.1%, 5.8% and 19.9% respectively. There was a negative margin of USD 101.9/t in the case of glycols (with USD 157.1/t in Q2 2005). The margins for ethylene and propylene were quite favourable (growth by 4.4% and 4.6% respectively).

The Euro exchange rate decreased against the Polish currency by 4.4% (falling from PLN 4.13 /EUR in Q2 2005 to PLN 3.95/EUR in Q2 2006) and the U.S. dollar exchange rate decreased by 4.3% (falling from PLN 3.28/USD in Q2 2005 to PLN 3.14/USD in Q2 2006).

According to the estimated data on the basis of data from Nafta Polska, the domestic consumption of fuels (petrols, diesel oil and light heating oil) rose by approximately 341 thousand tons (by 10.5%) in Q2 2006 year on year. According to GUS (Main Office of Statistics), transportation prices in the first six months of 2006 rose less than a year before (1.7% vs. 1.9%). To a large extent that is a result of a lower growth of fuels for private vehicles (3.3% vs. 5.1%). The prices of petrol grew by 7.0% and the prices of liquid gas dropped by 12.2%.

NBP estimates and preliminary results for Q2 2006 confirm a high GDP growth rate which (both annualised and on a quarterly basis after adjustment for seasonal fluctuations) was at a similar level as in Q1 2006, i.e. 5.2%.

In Q2 2006 the consumer prices increased by 0.9% in relation to Q1 2006. In Q2 2005 the prices went up by 0.6%. In relation to Q2 2005, the consumer prices in Q2 2006 increased by 0.8%. The fast economic growth over several quarters has brought about an expected improvement in the labour market. The unemployment rate at the end of Q2 2006 was 16.0%, which is a drop by 2 percentage points as compared to Q2 2005.

Refinery (Production + Wholesale)

Refinery (Production and Wholesale)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**19 824 439**	**6 317 137**	**10 787 674**	**3 437 536**	**11 814 447**	**3 600 977**	**6 976 519**	**2 126 404**	**67.8%**	**75.4%**	**54.6%**	**61.7%**
Third part sales	11 936 788	3 803 705	6 794 912	2 165 226	7 873 230	2 399 717	4 883 666	1 488 514	51.6%	58.5%	39.1%	45.5%
Intra-company sales*	7 887 651	2 513 432	3 992 762	1 272 310	3 941 217	1 201 261	2 092 853	637 890	100.1%	109.2%	90.8%	99.5%
Segment's costs	**-18 759 997**	**-5 977 948**	**-9 859 659**	**-3 141 820**	**-10 357 251**	**-3 156 832**	**-6 061 970**	**-1 847 655**	**81.1%**	**89.4%**	**62.6%**	**70.0%**
Other operating revenues	65 910	21 002	30 435	9 698	69 930	21 314	32 081	9 778	-5.7%	-1.5%	-5.1%	-0.8%
Other operating expenses	-65 217	-20 782	-32 757	-10 438	-127 529	-38 870	-98 747	-30 098	-48.9%	-46.5%	-66.8%	-65.3%
Surplus of fair value of acquired net assets above purchase price					625 748	190 724	625 748	190 724				
Segment's result**	**1 065 135**	**339 410**	**925 693**	**294 976**	**2 025 345**	**617 314**	**1 473 631**	**449 155**	**-47.4%**	**-45.0%**	**-37.2%**	**-34.3%**
Third-party sales (thousand tons)	6 326		3 676		4 674		2 714		35.3%		35.4%	

**) The revenue includes the following transfers to retail: 6 months 2006 – PLN 2 088 280 thousand, 3 months 2006 – PLN –1 119 417 thousand,6 months 2005 – PLN 1 621 591 thousand, 3 months 2005 – PLN 913 101 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Among the major companies in the refinery segment there are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz Płock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies of the Czech Unipetrol a.s. holding: Paramo a.s., Unipetrol Rafinerie a.s., and Česka Rafinerska a.s.

The segment's revenues expanded by 54.6%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and high dynamics of product sales up to 35.4%. In the 2nd quarter of 2006, the biggest sales increase was recorded for diesel oil – by 664 thousand tons (by 76.0%) or by PLN 664 494 thousand and Eurosuper 95 petrol – by 97 000 tons (by 19.6%) or PLN 939,659 thousand. There was also an upward trend in the sales of liquid gas the sale of which in Q2 2006 grew in relation to Q2 2005 by 17 thousand tons (by 32.3%) or by PLN 27,487 thousand. The increased sales of products is due among other things to the effect of pro-sale activities, inclusions of sales by Unipetrol a.s. for the whole Q2 2006 while in Q2 2005 the consolidation covered only June. Additionally, the high dynamics of diesel oil sale was due to improved competitive quality of the fuel in the domestic market.
The results of the segment were also positively affected by the increase of the quoted URAL/Brent oil differential level by 34.0% up to USD 4.81/bbl, which resulted in an increase of operating result of the Parent Company by PLN 127 m. Additionally, a growth of refinery margins contributed to an increased EBIT in the Parent Company by PLN 98 m. The implementation of the OPTIMA Programme resulted in Q2 2006 in savings in the segment of PLN 25 704 thousand, that is 26.2% of the potential planned for 2006.
In Q2 2006 there was a growth of costs in the segment by 62.6% due to a high level of oil prices (increase by 34.7%).
As a result of the above factors, the segment's result for Q2 2006 reached PLN 925,693 thousand, whereas in Q2 2005 it was PLN 847,883 thousand (after adjustment for the one-off factor related to the purchase of acquisition of Unipetrol a.s. of PLN 625,748 thousand). This result was influenced mainly by the Parent Company and the Unipetrol a.s. capital group, which jointly generated PLN 829,513 thousand in Q2 2006 (PLN 869,730 thousand in Q2 2005).
In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 19,352 thousand.

Refinery (Retail)

Refinery (Detail)	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 917 333**	**2 204 236**	**3 801 117**	**1 211 241**	**5 983 884**	**1 823 854**	**3 395 413**	**1 034 903**	**15.6%**	**20.9%**	**11.9%**	**17.0%**
Third part sales	6 897 269	2 197 842	3 790 971	1 208 008	5 961 188	1 816 937	3 381 950	1 030 799	15.7%	21.0%	12.1%	17.2%
Intra-company sales	20 064	6 393	10 146	3 233	22 696	6 918	13 463	4 103	-11.6%	-7.6%	-24.6%	-21.2%
Segment's costs	**-6 894 143**	**-2 196 846**	**-3 751 197**	**-1 195 334**	**-5 917 065**	**-1 803 488**	**-3 322 207**	**-1 012 590**	**16.5%**	**21.8%**	**12.9%**	**18.0%**
Other operating revenues	81 877	26 090	39 033	12 438	50 442	15 374	23 383	7 127	62.3%	69.7%	66.9%	74.5%
Other operating expenses	-22 502	-7 170	-12 808	-4 081	-55 389	-16 882	-35 976	-10 965	-59.4%	-57.5%	-64.4%	-62.8%
Surplus of fair value of acquired net assets above purchase price					152 420	46 457	152 420	46 457				
Segment's result*	**82 565**	**26 310**	**76 145**	**24 264**	**214 292**	**65 315**	**213 033**	**64 931**	**-61.5%**	**-59.7%**	**-64.3%**	**-62.6%**
Third-party sales (thousand tons)	1 931		1 015		1 625		879		18.8%		15.5%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

The retail segment covers the relevant business of: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol a.s. holding.

In Q2 2006, the segment's revenue increased by PLN 405,704 thousand (11.9%) over Q2 2005. The growth of revenue of the segment was accompanied by a rise in volume sales by 135 thousand tons, i.e. by 15.4%, mainly due to a remarkable increase of diesel oil sales by 28.4% and Eurosuper 95 petrol by 8.1%. It must be stressed that the sales increase is also a result of full implementation of the investment programme in the retail network, as well as including results of Unipetrol a.s. capital group in Q2 2006; the third-party sales of this group totalled PLN 272,102 thousand (PLN 134,590 thousand in Q2 2005). The segment's results in Q2 2006 amounted to PLN 76,145 thousand while in Q2 2005 the result was PLN 60,613 thousand (after adjustment for the surplus of the fair value of net assets over the purchase price related to the acquisition of Unipetrol s.a.). Without the above adjustment, the result on operations in Q2 2005 was PLN 213,033 thousand.

The retail business* of ORLEN Deutschland in Germany in Q2 2006 generated profit of PLN 10 240 thousand (PLN 7 675 thousand in profit in Q2 2005). PKN ORLEN S.A. in Q2 2006 generated profit in the segment of PLN 61 280 thousand (PLN 52 887 thousand of profit in Q2 2005).

In the analysed period there was a growth in the sales volumes of all fuels which generated a growth of operating result of the Parent Company by PLN 23 million. There were also positive trends in margins on non-fuel goods and services, which increased by 12.0% in Q2 2006. In Q2 2006, as compared to Q2 2005, there was a drop in unit margins on petrols and diesel oil and a growth in margins on LPG. The estimated negative effect of unit margins on operating profit of PKN ORLEN S.A. was PLN (-) 14 m.

The implementation of the OPTIMA Programme yielded PLN 11 599 thousand in savings for the segment in Q2 2006, which constitutes 16.1% of the potential assumed for the year 2006.

In comparison with Q2 2005, Q2 2006 saw an increase of outlays for fixed assets and intangible assets by PLN 28,097 thousand.

*) ORLEN Deutschland is involved in wholesale business attributed to the segment of production and wholesale.

PKN ORLEN SA
SEC File
82-5036

Petrochemicals

Petrochemicals	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**6 185 550**	**1 971 050**	**2 998 246**	**955 403**	**2 809 248**	**856 243**	**1 693 069**	**516 038**	**120.2%**	**130.2%**	**77.1%**	**85.1%**
Third part sales	4 291 902	1 367 632	2 074 482	661 042	1 819 074	554 444	1 150 356	350 622	135.9%	146.7%	80.3%	88.5%
Intra-company sales	1 837 421	585 502	897 105	285 866	940 844	286 764	519 598	158 371	95.3%	104.2%	72.7%	80.5%
Value of released provisions	56 227	17 917	26 659	8 495	49 330	15 036	23 115	7 045	14.0%	19.2%	15.3%	20.6%
Segment's costs	**-5 648 704**	**-1 799 982**	**-2 772 456**	**-883 454**	**-2 336 735**	**-712 224**	**-1 491 068**	**-454 469**	**141.7%**	**152.7%**	**85.9%**	**94.4%**
Other operating revenues	45 636	14 542	12 098	3 855	12 026	3 665	11 011	3 356	279.5%	296.8%	9.9%	14.9%
Other operating expenses	-44 275	-14 108	-14 987	-4 776	-26 649	-8 122	-25 407	-7 744	66.1%	73.7%	-41.0%	-38.3%
Surplus of fair value of acquired net assets above purchase price					892 921	272 157	892 921	272 157				
Segment's result*	**538 207**	**171 502**	**222 901**	**71 028**	**1 350 811**	**411 720**	**1 080 526**	**329 338**	**-60.2%**	**-58.3%**	**-79.4%**	**-78.4%**
Third-party sales (thousand tons)	1 425		632		564		317		152.7%		99.4%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new petrochemicals segment includes the following companies: PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o.

In Q2 2006 the revenues of the segment were up by PLN 1 305 177 thousand (by 77.1%) and the third party sales volume by 99.4%. In Q2 2006, in effect of consolidating of Unipetrol a.s., there was a growth of sales volume of key products in the segment, such as: polyethylene by 97.7%, polypropylene by 130.1%, ethylene by 252.3%, benzene by 290.1%. The drop of sales of orthoxylene in Q2 2006 was due to an overhaul of the xylene distillation column and furnace modernisation. Lower sales of ammonium nitrate result from decreased demand due to higher prices.

In Q2 2006 the result of the segment was PLN 222 901 thousand as compared to PLN 187 605 thousand in Q2 2005 (net of the surplus of fair value of net assets over the purchase price of Unipetrol a.s. of PLN 892 921 thousand). Attention should be paid to the very good results of Unipetrol a.s group companies in the segment which in Q2 2006 generated PLN 145 million in profit. A positive result was achieved also by Basell Orlen Polyolefins sp. z o.o., which in relation to Q2 2005 increased its operational profit by PLN 20 million. The results of the segment were affected by lowering the margins on petrochemical products. The estimated negative impact of lowering margins in the Parent Company was PLN 55 million. PKN ORLEN S.A. in Q2 2006 generated a result by PLN 112 million less than in Q2 2005. The decrease is due to partial use of production capacity of the installation Olefin II due to irregular purchases of ethylene and propylene by Basell Orlen Polyolefins sp. z o.o. and emergency shutdowns of the installation.

The implementation of the OPTIMA Programme in Q2 2006 generated savings of PLN 424 thousand in the segment, that is 35.3% of the planned potential for 2006.

A decrease of outlays on fixed assets and intangible assets by PLN 122 975 thousand in Q2 2006 was due to investment works at the installation Olefin II and at Basell Orlen Polyolefins sp. z o.o. in Q2 2005.

Chemicals

Chemicals / Results acc. to IFRS	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005		% change 6 months		% change 3 months	
	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenues, of which:	**1 289 817**	**411 005**	**631 608**	**201 264**	**750 951**	**228 886**	**372 189**	**113 441**	**71.8%**	**79.6%**	**69.7%**	**77.4%**
Third part sales	1 214 032	386 856	629 065	200 454	750 443	228 731	371 681	113 286	61.8%	69.1%	69.2%	76.9%
Intra-company sales	75 785	24 149	2 543	810	508	155	508	155	-	-	-	-
Segment's costs	**-1 216 226**	**-387 555**	**-607 746**	**-193 661**	**-664 533**	**-202 546**	**-350 663**	**-106 880**	**83.0%**	**91.3%**	**73.3%**	**81.2%**
Other operating revenues	17 888	5 700	10 323	3 289	4 661	1 421	2 824	861	283.8%	301.1%	265.5%	282.0%
Other operating expenses	-5 554	-1 770	-87	-28	-1 745	-532	-335	-102	218.3%	232.7%	-74.0%	-72.5%
Surplus of fair value of acquired net assets above purchase price					123 936	37 775	123 936	37 775				
Segment's result*	**85 925**	**27 380**	**34 098**	**10 865**	**213 270**	**65 004**	**147 951**	**45 095**	**-59.7%**	**-57.9%**	**-77.0%**	**-75.9%**
Third-party sales (thousand tons)	953		470		629		325		51.5%		44.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

In 2006 the chemicals segment as presented until now has been divided into two business areas: petrochemicals and chemicals. The new chemicals segment includes the following companies: Zakłady Azotowe „Anwil" S.A., Spolana a.s. (subsidiary company of Unipetrol a.s.), ORLEN PetroProfit sp. z o.o.

In Q2 2006 revenues of the segment were by PLN 259 419 thousand (by 69.7%) higher than in Q2 2005. During that time there was a growth of sales volumes of the key products in the segment, such as: polyvinyl chloride by 41.1%, soda lye by 37.4% and PVC granulate by 60.1%. The high demand for fertilisers in the first two months of the quarter and the relatively high prices (growth by 14.3% in relation to Q2 2005) and an increased demand for polyvinyl chloride and granulate positively affected the results of the key company in the segment – Anwil S.A. Operational profit of the company grew in Q2 2006 in relation to Q2 2005 by PLN 31 268 thousand. At the same time, asset revaluation as of the acquisition date in Spolana a.s. resulted in a growth of depreciation in Q2 2006 which resulted in an operational loss in that company of PLN 4 271 thousand.
In effect of the above factors, the result of the segment amounted to PLN 34 098 thousand while in Q2 2005 it was PLN 24 015 thousand (after adjustment for the one-off event of acquisition of Unipetrol a.s. of PLN 123 936 thousand). In Q2 2006, as compared with Q2 2005, there was a decrease in outlays on fixed assets and intangible assets by PLN 57 208 thousand. The OPTIMA adjustment in Q2 2006 due to recognition of savings in the segments was PLN (-) 2 685 thousand.

Other

Other Results acc. to IFRS	6 months ended on 30 June 2006 PLN '000	6 months ended on 30 June 2006 USD '000	3 months ended on 30 June 2006 PLN '000	3 months ended on 30 June 2006 USD '000	6 months ended on 30 June 2005 PLN '000	6 months ended on 30 June 2005 USD '000	3 months ended on 30 June 2005 PLN '000	3 months ended on 30 June 2005 USD '000	% change 6 months PLN '000	% change 6 months USD '000	% change 3 months PLN '000	% change 3 months USD '000
Revenues, of which:	**1 004 179**	**319 986**	**493 829**	**157 361**	**717 732**	**218 761**	**345 656**	**105 354**	**39.9%**	**46.3%**	**42.9%**	**49.4%**
Third part sales	478 969	152 625	228 449	72 796	307 691	93 782	144 280	43 976	55.7%	62.7%	58.3%	65.5%
Intra-company sales	525 210	167 360	265 380	84 564	410 041	124 978	201 376	61 378	28.1%	33.9%	31.8%	37.8%
Segment's costs	**-944 808**	**-301 067**	**-486 604**	**-155 058**	**-695 221**	**-211 899**	**-367 698**	**-112 072**	**35.9%**	**42.1%**	**32.3%**	**38.4%**
Other operating revenues	14 674	4 676	5 878	1 873	29 922	9 120	20 827	6 348	-51.0%	-48.7%	-71.8%	-70.5%
Other operating expenses	-17 629	-5 618	-5 587	-1 780	-21 891	-6 672	-12 239	-3 730	-19.5%	-15.8%	-54.4%	-52.3%
Surplus of fair value of acquired net assets above purchase price					259 296	79 032	259 296	79 032				
Segment's result*	**56 416**	**17 977**	**7 516**	**2 395**	**289 838**	**88 341**	**245 842**	**74 931**	**-80.5%**	**-79.7%**	**-96.9%**	**-96.8%**
Third-party sales (thousand tons)	47		21		103		52		-54.4%		-59.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments (applicable to the entire Group).*

Apart from the production of power utilities and service providers in PKN ORLEN S.A., the segment "Other business" includes several companies of the Group that have been set up mostly in effect of restructuring operations.

In Q2 2006 other business generated profit of PLN 7 516 thousand while in Q2 2005 there was a loss on operations of PLN 13 454 thousand (net of a surplus of fair value of net assets above the purchase price of PLN 259 296 thousand). By far the largest growth of the result on this business was noted by PKN ORLEN S.A. whose profit grew by PLN 30 610 thousand in relation to Q2 2005. A part of the business of the Unipetrol a.s. capital group included in this segment in Q2 2006 generated a loss of PLN 17 019 thousand.

The implementation of the OPTIMA Programme in Q2 2006 generated savings in the segment of PLN 8 627 thousand, that is 13.2% of the potential planned for 2006.

In Q2 2006 there was a growth of outlays on fixed assets and intangible assets by PLN 10 034 thousand as compared with Q2 2005.

Financial Review

Profit and Loss Account

Total sales revenues rose by PLN 3,589,490 thousand (36.1%) due to an increase in the Group's third-party sales in all segments: Refinery (Production + Wholesale), which rose by PLN 1,911,246 thousand (39.1%), in Refinery (Retail) by PLN 409,021 thousand (12.1%), in Petrochemicals by PLN 924,126 thousand (80.3%), in Chemicals by PLN 257,384 thousand (69.2%) and in Other Activities by PLN 84,169 thousand (58.3%). The rise in the value of third-party sales was accompanied by an increase in volume sales by 35.4%, 15.5%, 99.4% and 44.6%, respectively, and by a decrease of 59.6% in other activities.
The growth of sales revenues is also due to the maintenance of high world commodity prices. In Q2 2006 there was an increase in operating costs by PLN 3,529,315 thousand (39.9%). A higher dynamics of operating costs is due to a substantial expansion of business operations conducted by the PKN ORLEN S.A. Capital Group. Attention should be paid to a decreasing proportion of fixed costs (depreciation / amortisation, external services, salaries, taxes and other costs) in the overall operating costs. In Q2 2006 there was an increase in manufacturing costs of sold products by PLN 3, 125, 747 thousand (by 60.4%), mainly due to higher costs of processed crude oil. In Q2 2006, gross profit on sales amounted to PLN 2,082,826 thousand and was higher by PLN 210,074 thousand or by 11.2% than in Q2 2005.

In Q2 2006, costs of sale rose by PLN 81,640 thousand (14.9%) relative to Q2 2005, and totalled PLN 628,611 thousand. In the same period, general administrative expenses increased by PLN 68,259 thousand (30.5%) relative to Q2 2005, and reached the level of PLN 292,293 thousand. The increase in both kinds of costs was influenced by the consolidation of the Unipetrol a.s. capital group, where costs of sale and general administrative expenses in Q2 2006 totalled PLN 92,196 thousand and PLN 79,399 thousand, respectively.

In Q2 2006, there was a decrease in other operating revenues by PLN 1,873,346 thousand and a growth of other operating costs by PLN 427, 636 thousand. With respect to revenues, this is a result of recognition in Q2 2005 of the surplus of the fair value of net assets over the purchase price of PLN 1,893,689 thousand. The high level of other operating costs in Q2 2005 was due to the establishment of provisions for business risk of PLN 376 million and for the costs of protection programs of PLN 54 million. In result of the above factors, operating profit (EBIT) in Q2 2006 amounted to PLN 1,200,147 thousand and was by PLN 478,759 thousand higher than in Q2 2005 (net of the one-off factor – acquisition of Unipetrol a.s.). Without the above adjustment, the operating profit was by PLN 1,414,930 thousand lower than in Q2 2005.
Financial income in Q2 2006 amounted to PLN 77,779 thousand and was lower than in Q2 2005 by PLN 244,802 thousand. The main reason for the decrease of financial income was the effect of non-realised discount on acquired receivables of Unipetrol, which in the amount of PLN 204,532 increased the item in Q2 2005. At the same time the Group had a drop of financial expense by PLN 25,572 thousand in relation to Q2 2005. As a result, in Q2 2006 the financial expenses were higher than financial income by PLN 80,722 thousand while in Q2 2005 there was a surplus of income over expense by PLN 138,508 thousand.
The share of entities evaluated with the equity method in the financial result amounted to PLN 52,433 thousand in Q2 2006, relative to PLN 60,374 thousand in Q2 2005.
The amount of income tax in Q2 2006 was PLN 213,951 thousand, which means a decrease by PLN 34,540 thousand year on year.
Net profit in Q2 2006 was higher than in Q2 2005 by PLN 286,127 thousand (42.6%) net of the one-off factor related to the acquisition of Unipetrol a.s. Without the above adjustment, the net profit in Q2 2006 was PLN 957, 907 thousand, i.e. by PLN 1,607,561 thousand less than in Q2 2005.

Balance sheet

As at the end of the 2nd quarter of 2006, total assets amounted to PLN 35,566,553 thousand, which is a 6.5% increase towards 31 December 2005. The value of fixed assets decreased by PLN 212,024 thousand (1.0%) in relation to their value as at 31 December 2005, and amounted to PLN 20,673,508 thousand, mainly due to a decrease of value of shares and participations in entities consolidated with the equity method PLN 392,995 thousand in relation to their value as at 31 December 2005. As at the end of Q2 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 14,893,045 thousand, mainly due to an increase in inventories, trade debtors and other receivables and cash by PLN 698,055 thousand, PLN 1,626,858 thousand and PLN 63,788 thousand, respectively. Compared to the end of 2005, the working capital (current assets- less current liabilities) increased from PLN 3,981,310 thousand to PLN 5,819,418 thousand.

At the end of Q2 2006, total shareholders' equity stood at PLN 21,047,054 thousand, which means an increase by PLN 1,734,065 thousand (9.0%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 1,249,068 thousand and exchange differences from the recalculation of subordinated entities by PLN 265,975 thousand. Long-term liabilities amounted to PLN 5,445,872 thousand and dropped by PLN 107,981 thousand in comparison with the end of 2005, mainly due to a decrease in the value of credits and loans by PLN 99,825 thousand. Short-term liabilities increased from PLN 8,537,469 thousand as at 31 December 2005 to PLN 9,073,627 thousand as at 30 June 2006. With regard to short-term liabilities, there has been a significant increase of trade creditors, other liabilities and accrued expenses (by PLN 502,359 thousand) and an increase in income tax liability (by PLN 66,322 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 4,455,460 thousand as at 30 June 2006, which means a decrease by PLN 61,337 thousand as compared with the end of 2005.

Cash flow

The Q2 2006 net operating cash flow stood at PLN 1,684,292 thousand, having increased by PLN 616,388 thousand relative to the analogous quarter of 2005. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 1,093,630 thousand in Q2 2006, against a PLN 389,398 thousand increase in Q2 2005). On the other hand, operating cash flow was affected unfavourably by trends with regard to receivables (in Q2 2006 the increase of receivables resulted in a decrease of cash by PLN 474,289 thousand, as compared to a decrease of PLN 27,666 thousand in Q2 2005).

In Q2 2006, the net cash flow from investments totalled PLN (-) 286,115 thousand, while in Q2 2005 the amount was PLN (-) 1,298,659 thousand. The decrease of investment expenses was due to the acquisition of Unipetrol a.s in Q2 2005. In Q2 2006 income due to sale of short-term securities amounted to PLN 25,828 thousand as compared with PLN 575,362 in Q2 2005 (sale of securities in order to free cash to acquire Unipetrol a.s.)

In Q2 2006, the amount of net financing cash flow reached PLN (-) 974,242 thousand, whereas in Q2 2005it totalled PLN 175,189 thousand. The negative result for this item in 2006 results from repayment of long- and short-term credits and loans of PLN 1,295,393 thousand (PLN 447,827 in Q2 2005) with the balance of newly contracted credits as of the end of Q2 2006 amounted to PLN 368,470 thousand.
As a result of the above cash flows, there was a decrease in the amount of cash as at 30 June 2006 by PLN 185,036 thousand down to PLN 1,190,591 thousand as compared to the end of June 2005.

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005
(PLN'000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data)	6 months ended 30 June 2005 (unaudited data)	3 months ended 30 June 2005 (unaudited data)	% change 6 months	% change 3 months
Sales of products	24 035 951	13 228 853	16 094 326	9 214 149	49.3%	43.6%
Excise tax and other charges	-5 847 681	-3 084 038	-5 055 388	-2 746 064	15.7%	12.3%
Net revenue on sales of products	**18 188 270**	**10 144 815**	**11 038 938**	**6 468 085**	**648%**	**56.8%**
Sales of goods and materials	7 070 805	3 628 113	5 788 036	3 518 721	22.2%	3.1%
Excise tax and other charges	-383 888	-228 390	-66 018	-31 758	481.5%	619.2%
Net revenue of sales of goods and materials	**6 686 917**	**3 399 723**	**5 722 018**	**3 486 963**	**16.9%**	**-2.5%**
Total sales revenues	**24 875 187**	**13 544 538**	**16 760 956**	**9 955 048**	**48.4%**	**36.1%**
Cost of manufacturing of products sold	-15 442 906	-8 300 435	-8 311 385	-5 174 688	85.8%	60.4%
Value of goods and materials sold	-6 046 321	-3 161 277	-5 105 129	-2 907 608	18.4%	8.7%
Gross profit on sales	**3 385 960**	**2 082 826**	**3 344 442**	**1 872 752**	**1.2%**	**11.2%**
Costs of sale	-1 274 414	-628 611	-1 036 387	-546 971	23.0%	14.9%
General administrative expenses	-538 483	-292 293	-422 805	-224 034	27.4%	30.5%
Other operating income*	245 924	113 184	2 065 201	1 986 530	-88.1%	-94.3%
Other operating expenses	-169 373	-74 959	-566 816	-502 595	-70.1%	-85.1%
Profit on disposal of all or part of equity interests of subordinated entities	1 280	0	29 395	29 395	-95.6%	-100.0%
Operating profit	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
Financial income	224 761	77 779	368 760	322 581	-39.0%	-75.9%
Financial expenses	-326 746	-158 501	-258 124	-184 073	26.6%	-13.9%
Net financial income and expenses	**-101 985**	**-80 722**	**110 636**	**138 508**	**-192.2%**	**-158.3%**
Share in financial result of entities evaluated with equity method	99 185	52 433	111 064	60 374	-10.7%	-13.2%
Profit before tax	**1 648 094**	**1 171 858**	**3 634 730**	**2 813 959**	**-54.7%**	**-58.4%**
Corporate income tax	-292 034	-213 951	-390 728	-248 491	-25.3%	-13.9%
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-58.2%**	**-62.7%**
including:						
Profit attributable to minority interest	110 080	76 904	16 263	5 256	576.9%	1363.2%
Profit attributable to parent company shareholders	**1 245 980**	**881 003**	**3 227 739**	**2 560 212**	**-61.4%**	**-65.6%**

* including in 2005 the surplus of fair value over purchase price of the shares in Unipetrol a.s. of PLN 1 893 688 thousand.

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 June 2006 and 31 December 2005
(PLN '000)

SPECIFICATION	30.06.2006 (unaudited data)	31.12.2005	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 613 294	18 510 754	0.6%
Goodwill	27 075	17 630	53.6%
Intangible assets	615 039	610 984	0.7%
Financial assets	580 111	550 984	5.3%
Shares and equity interests in entities consolidated with equity method	632 082	1 025 077	-38.3%
Loans granted	7 726	7 145	8.1%
Deferred tax assets	79 192	62 131	27.5%
Property investments	29 648	11 557	156.5%
Perpetual usufruct right	77 223	76 172	1.4%
Other fixed assets	12 118	13 098	-7.5%
Total fixed assets	**20 673 508**	**20 885 532**	**-1.0%**
Current assets			
Stocks	6 811 292	6 113 237	11.4%
Trade debtors and other receivables	6 404 496	4 777 638	34.1%
Income tax receivable	36 597	49 567	-26.2%
Short-term securities	141 995	104 938	35.3%
Prepayments	186 387	145 853	27.8%
Cash and cash equivalents	1 190 591	1 126 803	5.7%
Other financial assets	58 057	111 899	-48.1%
Assets classified as appropriated for sale	**63 630**	**88 844**	**-28.4%**
Total current assets	**14 893 045**	**12 518 779**	**19.0%**
Total assets	**35 566 553**	**33 404 311**	**6.5%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment*	522 999	522 999	0.0%
Initial capital	**1 057 635**	**1 057 635**	**0.0%**
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	28 151	60 075	-53.1%
Currency-translation differences on subsidiary entities	109 961	-156 014	-170.5%
Retained profits, including:	15 756 630	14 507 562	8.6%
net profit of parent company shareholders from the current year	1 245 980	4 585 132	-72.8%
Shareholders' equity (attributable to shareholders of parent company)	**18 179 630**	**16 696 511**	**8.9%**
Minority interests	2 867 424	2 616 478	9.6%
Total shareholders' equity	**21 047 054**	**19 312 989**	**9.0%**
Long-term liabilities			
Loans and borrowings	3 306 153	3 405 978	-2.9%
Provisions	995 879	956 991	4.1%
Deferred income tax provisions	978 290	1 020 159	-4.1%
Other long-term liabilities	165 550	170 725	-3.0%
Total long-term liabilities	**5 445 872**	**5 553 853**	**-1.9%**

Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 186 409	6 684 050	7.5%
Provisions	589 815	683 273	-13.7%
Corporate income tax payable	102 033	35 711	185.7%
Loans and borrowings	1 149 307	1 110 819	3.5%
Deferred income	22 226	19 265	15.4%
Other financial liabilities	23 837	4 351	447.9%
Total short-term liabilities	**9 073 627**	**8 537 469**	**6.3%**
Total shareholders' equity and liabilities	**35 566 553**	**33 404 311**	**6.5%**

* share capital was revaluated according to IAS 29

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data)	6 months ended 30 June 2005 (unaudited data)	3 months ended 30 June 2005 (unaudited data)	% change 6 months	% change 3 months
Operating cash flow						
Net profit	**1 356 060**	**957 907**	**3 244 002**	**2 565 468**	**-1 887 942**	**-1 607 561**
Total adjustments:						
Share in financial profit of entities evaluated with equity method	-99 185	-52 433	-111 064	-60 374	11 879	7 941
Depreciation and amortisation	976 473	443 524	629 152	341 015	347 321	102 509
Net dividends and interest	83 030	19 387	20 578	20 761	62 452	-1 374
Corporate income tax on profit before tax	292 034	213 951	390 728	248 491	-98 694	-34 540
Profit (loss) on investment activities	-52 741	-8 929	64 668	79 747	-117 409	-88 676
Decrease / (increase) in receivables	-1 123 563	-474 289	-336 321	27 666	-787 242	-501 955
Decrease / (increase) in stocks	-600 352	-365 177	-1 299 286	-444 193	698 934	79 016
Decrease / increase in liabilities and accrued expenses	593 265	1 093 630	1 193 782	389 398	-600 517	704 232
Decrease / increase in provisions	-61 130	-16 602	420 810	407 829	-481 940	-424 431
Other adjustments*	76 719	34 148	-2 226 904	-2 264 126	2 303 623	2 298 274
Corporate income tax paid	-313 513	-160 825	-344 287	-243 778	30 774	82 953
Net operating cash flow	**1 127 097**	**1 684 292**	**1 645 858**	**1 067 904**	**-518 761**	**616 388**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-791 923	-270 421	-889 194	-502 465	97 271	232 044
Gain on disposal of property, plant and equipment	83 606	6 393	19 559	15 329	64 047	-8 936
Gain on disposal of shares	80 428	3 656	76 305	75 941	4 123	-72 285
Acquisition of shares and interests	-33 927	-9 891	-1 347 186	-1 345 575	1 313 259	1 335 684
Acquisition of short-term securities	-95 718	-51 007	-81 818	-42 189	-13 900	-8 818
Gain on disposal of short-term securities	56 038	25 828	963 547	575 362	-907 509	-549 534
Dividends and interest received	12 916	9 890	124 135	104 320	-111 219	-94 430
Loans (granted)/repaid	3 745	923	558	-284	3 187	1 207
Other adjustments	-4 809	-1 486	-179 383	-179 098	174 574	177 612
Net investment cash flow	**-689 644**	**-286 115**	**-1 313 477**	**-1 298 659**	**623 833**	**1 012 544**
Financing cash flow						
Gain on long- and short-term loans and borrowings**	4 088 184	368 470	929 876	666 785	3 158 308	-298 315
Repayment of long- and short-term loans and **borrowings	-4 360 018	-1 295 393	-540 482	-447 827	-3 819 536	-847 566
Interest paid	-88 436	-41 301	-59 261	-35 992	-29 175	-5 309
Other adjustments	-12 738	-6 018	-16 109	-7 777	3 371	1 759
Net financing cash inflow/(outflow)	**-373 008**	**-974 242**	**314 024**	**175 189**	**-687 032**	**-1 149 431**
Change in net cash	**64 445**	**423 935**	**646 405**	**-55 566**	**-581 960**	**479 501**
Foreign exchange gains/losses	-657	-685	-281	-6 073	-376	5 388
Cash at beginning of period	**1 126 803**	**767 341**	**729 503**	**1 437 266**	**397 300**	**-669 925**
Cash at end of period, including:	**1 190 591**	**1 190 591**	**1 375 627**	**1 375 627**	**-185 036**	**-185 036**
Restricted cash	98 319	98 319	89 599	89 599	8 720	8 720

* including in 2005 the surplus of fair value over the purchase price of shares in Unipetrol a.s. of PLN 1 893 688 thousand

** incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of preferential conditions of loans and borrowings

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA
BY BUSINESS SEGMENT
for the period of 6 and 3 months
ended 30 June 2006 and 30 June 2005
(PLN '000)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data)	6 months ended 30 June 2005 (unaudited data)	3 months ended 30 June 2005 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON THIRD-PARTY SALES[1]						
Refinery (production + wholesale)	11 936 788	6 794 912	7 873 230	4 883 666	51.6%	39.1%
Refinery (retail)	6 897 269	3 790 971	5 961 188	3 381 950	15.7%	12.1%
Petrochemicals	4 291 902	2 074 482	1 819 074	1 150 356	135.9%	80.3%
Chemicals	1 214 032	629 065	750 443	371 681	61.8%	69.2%
Other activities	478 969	228 449	307 691	144 280	55.7%	58.3%
TOTAL	**24 818 960**	**13 517 879**	**16 711 626**	**9 931 933**	**48.5%**	**36.1%**
FINANCIAL RESULT[2]						
Refinery (production + wholesale)	1 065 135	925 693	2 025 345	1 473 631	-47.4%	-37.2%
Refinery (retail)	82 565	76 145	214 292	213 033	-	-
Petrochemicals	538 207	222 901	1 350 811	1 080 526	-60.2%	-79.4%
Chemicals	85 925	34 098	213 270	147 951	-59.7%	-77.0%
Other activities	56 416	7 516	289 838	245 842	-80.5%	-96.9%
Exclusions	-3 567	1 311	-248 949	-248 624	-	-
Total of non-attributed items	-173 787	-67 517	-431 577	-297 282	-59.7%	-77.3%
TOTAL	**1 650 894**	**1 200 147**	**3 413 030**	**2 615 077**	**-51.6%**	**-54.1%**
EXPENDITURE ON FIXED ASSETS						
Refinery (production + wholesale)	226 829	148 293	203 826	128 941	11.3%	15.0%
Refinery (retail)	136 910	80 588	134 790	52 491	1.6%	53.5%
Petrochemicals	116 853	62 687	317 197	185 662	-63.2%	-66.2%
Chemicals	84 323	40 601	120 050	97 809	-29.8%	-58.5%
Other activities	74 272	42 687	53 909	32 653	37.8%	30.7%
Total of non-attributed items	13 524	5 132	24 638	22 380	-45.1%	-77.1%
TOTAL	**652 711**	**379 988**	**854 410**	**519 936**	**-23.6%**	**-26.9%**
DEPRECIATION AND AMORTISATION						
Refinery (production + wholesale)	261 420	105 781	246 100	98 279	6.2%	7.6%
Refinery (retail)	137 605	67 315	114 654	64 435	20.0%	4.5%
Petrochemicals	367 456	166 169	95 358	73 844	285.3%	125.0%
Chemicals	92 755	44 590	46 311	21 810	100.3%	104.4%
Other activities	105 940	55 605	110 281	73 845	-3.9%	-24.7%
Total of non-attributed items	11 297	4 064	16 448	8 802	-31.3%	-53.8%
TOTAL	**976 473**	**443 524**	**629 152**	**341 015**	**55.2%**	**30.1%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.

KEY CONSOLIDATED OPERATING DATA

for the period of 6 and 3 months ended 30 June 2006 and 30 June 2005 (in tons)

ITEM	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data	6 months ended 30 June 2005 (unaudited data	3 months ended 30 June 2005 (unaudited data	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**8 639**	**4 530**	**6 548**	**3 385**	**31.9%**	**33.8%**
REFINERY OUTPUT						
Petrols	1 665 028	878 842	1 494 344	794 857	11.4%	10.6%
Diesel oils	2 660 308	1 509 983	1 854 110	1 011 994	43.5%	49.2%
Heating oil III	501 961	240 418	372 826	223 919	34.6%	7.4%
Ekoterm	676 092	238 594	775 432	317 579	-12.8%	-24.9%
Jet A-1	224 128	127 570	196 856	109 104	13.9%	16.9%
LPG	156 475	70 521	128 372	69 887	21.9%	0.9%
Other refining products	909 603	640 040	761 938	539 535	19.4%	18.6%
TOTAL	**6 793 595**	**3 705 968**	**5 583 878**	**3 066 875**	**21.7%**	**20.8%**
SALES OF REFINING PRODUCTS						
Petrols	2 225 380	1 231 423	1 964 002	1 091 391	13.3%	12.8%
Diesel oils	3 391 124	1 978 681	2 086 034	1 217 367	62.6%	62.5%
Heating oil III	428 895	219 586	252 993	143 437	69.5%	53.1%
Ekoterm	799 829	303 969	864 024	379 062	-7.4%	-19.8%
Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
LPG	214 339	123 165	159 796	89 754	34.1%	37.2%
Other refining products	953 121	691 782	757 546	542 353	25.8%	27.6%
TOTAL	**8 237 483**	**4 678 563**	**6 298 046**	**3 592 219**	**30.8%**	**30.2%**
CHEMICALS OUTPUT						
Polyethylene	243 369	119 569	51 668	33 031	371.0%	262.0%
Polypropylene	180 010	88 388	53 645	34 880	235.6%	153.4%
Ethylene	200 159	53 398	64 523	41 244	210.2%	29.5%
Propylene	159 830	47 240	81 823	43 005	95.3%	9.8%
Glycols	54 311	24 438	40 897	11 964	32.8%	104.3%
Ammonium nitrate	275 570	144 040	304 173	170 848	-9.4%	-15.7%
CANWIL	195 656	89 460	166 267	59 875	17.7%	49.4%
Polyvinyl chloride (PVC)	172 255	81 558	86 942	35 105	98.1%	132.3%
Other petrochemical products	1 185 567	583 475	375 768	206 271	215.5%	182.9%
TOTAL	**2 666 727**	**1 231 566**	**1 225 706**	**636 223**	**117.6%**	**93.6%**
SALES OF CHEMICAL PRODUCTS						
Polyethylene	235 023	125 193	81 714	63 319	187.6%	97.7%
Polypropylene	184 403	98 422	61 389	42 769	200.4%	130.1%
Ethylene	121 551	55 649	37 668	15 797	222.7%	252.3%
Propylene	111 699	49 767	65 451	26 912	70.7%	84.9%
Glycols	56 136	26 684	44 504	14 830	26.1%	79.9%
Ammonium nitrate	266 190	115 386	262 127	131 658	1.6%	-12.4%
CANWIL	191 150	82 281	167 964	75 977	13.8%	8.3%
Polyvinyl chloride	178 316	85 279	105 979	60 438	68.3%	41.1%
Other petrochemical products	1 029 618	461 580	365 017	209 344	182.1%	120.5%
TOTAL	**2 374 086**	**1 100 241**	**1 191 813**	**641 044**	**99.2%**	**71.6%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 3 and 6 months ended 30 June 2006 and 30 June 2005 (in tons)

Sale of light products in PKN ORLEN S.A. GROUP (by volumes)	6 months ended 30 June 2006 (unaudited data)	3 months ended 30 June 2006 (unaudited data)	6 months ended 30 June 2005 (unaudited data)	3 months ended 30 June 2005 (unaudited data)	% change 6 months	% change 3 months
Wholesale of key light products, including:	**4 926 969**	**2 754 095**	**3 668 888**	**2 033 404**	**34.3%**	**35.4%**
- Petrol	1 225 170	711 867	1 041 612	598 345	17.6%	19.0%
- Diesel oil	2 560 667	1 538 302	1 458 812	874 269	75.5%	76.0%
- Jet A-1	224 795	129 957	213 651	128 855	5.2%	0.9%
- Ekoterm	799 827	303 969	863 898	379 012	-7.4%	-19.8%
- LPG	116 510	70 000	90 915	52 923	28.2%	32.3%
Retail sales of engine fuels, including:	**1 928 498**	**1 013 100**	**1 618 619**	**873 025**	**19.1%**	**16.0%**
- Petrol	1 000 210	519 556	922 390	493 046	8.4%	5.4%
- Diesel oil	830 457	440 379	627 222	343 098	32.4%	28.4%
- Ekoterm	2	0	126	50	-98.4%	-100.0%
- LPG	97 829	53 165	68 881	36 831	42.0%	44.3%
Total sales of fuels, including:	**6 855 467**	**3 767 195**	**5 287 507**	**2 906 429**	**29.7%**	**29.6%**
- Engine fuels	6 055 638	3 463 226	4 423 483	2 527 367	36.9%	37.0%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 2nd quarter of 2006.
The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories for PKN ORLEN and for PKN ORLEN Capital Group under International Accounting Standards are as follows (PLN '000s):

Result acc. to IFRS	6 months ended on 30 June 2006		3 months ended on 30 June 2006		6 months ended on 30 June 2005		3 months ended on 30 June 2005	
	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method	Method of inventories valuation at average weighted manufacturing cost of purchase price	LIFO method
Unconsolidated gross profit	1 589 289	1 087 014	1 285 271	941 633	1 631 074	949 479	925 153	519 084
Unconsolidated net profit	1 400 836	993 993	1 152 989	874 642	1 293 245	741 153	719 452	390 536
Consolidated gross profit	1 648 094	1 102 444	1 171 858	805 253	3 634 730	2 959 266	2 813 959	2 413 306
Consolidated net profit	1 356 060	916 136	957 907	661 804	3 244 002	2 696 876	2 565 468	2 240 939

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In Q2 2006 the increase of crude throughput oil price was clearly slower than in Q2 2005. Additionally, in Q2 2006 there was a decrease in the quantity of oil inventory. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is less than in 2005.
The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Laws 2005, No. 184, item 1539)

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial calendar change
Released	07:00 25-Sep-06
Number	3882J

Regulatory announcement no 57/2006 dated September 22th,2006

Change in the date of publication of the PKN ORLEN financial statement for the third quarter 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that there has been made a change in the PKN ORLEN financial calendar for 2006. Quarterly report for the third quarter 2006 will be produced on 9 November 2006.
The originally announced date of publication of the report for the third quarter 2006 was 10 November 2006.

END

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PKN ORLEN SA
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82-5036

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Receiving consents
Released	17:43 26-Sep-06
Number	5224J

Regulatory announcement no 58/2006 dated September 26th, 2006

Receiving consents of the Antimonopoly Commission in Ukraine and the United States anti-trust authorities in the process of Mazeikiu shares purchase by PKN ORLEN

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby informs about the satisfaction of certain material conditions under the share purchase agreement related to the acquisition of 53.7022% shares in AB Mazeikiu Nafta ("Mazeikiu") from Yukos International UK B.V. referred to in the current report No 49/2006 dated 4 August 2006.

PKN ORLEN was informed that the U.S. Federal Trade Commission has concluded its review of the proposed acquisition by PKN ORLEN of a control over Mazeikiu. Early termination of the required waiting period for the possible objections of the U.S. anti-trust authorities means the receipt of the clearance under the Hart Scott-Rodino Antitrust Improvements Act of 1976 for the purchase by PKN ORLEN of the controlling stake in Mazeikiu in accordance with the agreements with Yukos International UK B.V. and the Government of the Republic of Lithuania.

The Management Board of PKN ORLEN also informs that the Antimonopoly Commission in Ukraine consented to the acquisition by PKN ORLEN of a control over Mazeikiu.

The acquisition by PKN ORLEN of the majority stake in Mazeikiu is still subject to the consent of the European Commission.

See also current report No. 33/2006 dated 26 May 2006, current report No. 37/2006 dated 9 June 2006, current report No. 47/2006 dated 13 July 2006 and current report No. 49/2006 dated 4 August 2006.

This announcement has been prepared pursuant to Art. 5 section 1 subsection 4 and Art. 10 of the Regulation of the Polish Minister of Finance on the Current and Periodic Information to be Disclosed by Issuers of Securities dated 19 October 2005 (Polish Journal of Laws (Dz.U.) No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Initial capital increase
Released	18:00 27-Sep-06
Number	5943J

Regulatory announcement no 59/2006 dated September 27th, 2006

PKN ORLEN subsidiary: initial capital increase

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it was informed on September 27th, 2006 about the registration, by a District Court in Warsaw (Poland) on 19th August 2006, of an increase in the initial capital of PKN ORLEN's subsidiary – ORLEN Eko Sp. z o.o. ("ORLEN Eko"), a limited liability company.

The initial capital of ORLEN Eko was increased by the placing of 40,000 new, equal and indivisible shares, of the value of PLN 500 per share, and total value of PLN 20,000,000. The initial capital of ORLEN Eko after registration of the initial capital change amounts to PLN 22,000,000.

All newly issued shares, in the number of 40,000, were covered by a cash contribution by PKN ORLEN amounting to PLN 20,000,000.

PKN ORLEN owns 100% of ORLEN Eko shares (44,000 shares of nominal value PLN 500 per share), which represents 100% of the total number of votes at the General Meeting of Shareholders of ORLEN Eko. The total number of votes at the General Meeting of Shareholders of ORLEN Eko after the change in the initial capital amounts to 44,000.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Preliminary selected data
Released	08:23 28-Sep-06
Number	6090J

Regulatory announcement no 60/2006 dated September 28th, 2006

Selected preliminary financial and operating data for the period July - August 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, in order to meet the requirements of communication transparency and equal access to information, due to the planned meetings with capital market representatives, announces selected preliminary operating and financial data for the period from July 1st, 2006 to August 31st, 2006.

Preliminary selected operating data of PKN ORLEN for the period from July 1st, 2006 to August 31st, 2006.

	July-August 2005		July-August 2006		y/y change [%]	y/y change [%]
	PKN ORLEN Parent Company	PKN ORLEN	*PKN ORLEN Parent Company*	PKN ORLEN	*PKN ORLEN Parent Company*	PKN ORLEN
Wholesale volume sale (kt) 1,4	890	1 439	1 009	1 520	13.4%	5.6%
Other refinery wholesale volume sales (kt) 4	318	535	327	546	2.8%	2.1%
Petrochemical volume sale (kt) 4	133	335	279	408	109.8%	21.8%
Retail volume sale (m liters) 2	687	1 028	729	1 095	6.1%	6.5%
Total volume sale (kt) 4	1 874	3 834	2 181	4 121	16.4%	7.5%
Refinery utilisation ratio3	93%		105%		12.5%	
Crude oil processed (kt)	2 096	2 883	2 411	3 238	15.0%	12.3%

1) Refers to gasoline, diesel, Jet, LHO
2) Refers to retail sales of gasoline, diesel, LPG
3) Refers to deep processing capacity at PKN ORLEN at 13.5 m t/y in 2005 and 13.8 m t/y in 2006
4) Refers to PKN ORLEN parent company excluding export

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1H2006 Results Consolidated
Released	07:55 29-Sep-06
Number	6859J

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the first half 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/6859j_-2006-9-29.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

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POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR PERIOD ENDED 30 JUNE 2006
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
TOGETHER WITH AN INDEPENDENT AUDITOR'S REVIEW REPORT

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated half-year report PSr 2006
/ (current year)

(in accordance with § 86 section 2 and § 87 section 4 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the half of the reporting year 2006, that is for the period from 1 January 2006 to 30 June 2006 which includes abbreviated consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

on 29 September 2006
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	**CHEMICAL (che)**
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	PŁOCK
(zip code)	(location)
CHEMIKÓW	7
(street)	(number)

48 24 365 28 95	48 24 365 40 40	media@orlen.pl
(telephone)	(fax)	(e-mail)
774-00-01-454	610188201	www.orlen.pl
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	2006 - I half	2005 - I half	2006 - I half	2005 - I half
Data in respect of consolidated financial statement				
I. Total sales revenues	24 875 187	16 760 956	6 377 926	4 297 461
II. Profit from operations**	1 650 894	3 413 030	423 284	875 091
III. Profit before tax**	1 648 094	3 634 730	422 567	931 934
IV. Net profit**	1 245 980	3 227 739	319 466	827 583
V. Net cash provided by operating activities	1 127 097	1 645 858	288 984	421 993
VI. Net cash used in investing activities	(689 644)	(1 313 477)	(176 823)	(336 772)
VII. Net cash provided by / (used in) financing activities	(373 008)	314 024	(95 637)	80 515
VIII. Net change in cash and cash equivalents	64 445	646 405	16 524	165 736
	as of 30 June 2006	as of 31 December 2005	as of 30 June 2006	as of 31 December 2005
IX. Non-current assets	20 673 508	20 885 532	5 112 902	5 165 339
X. Current assets	14 893 045	12 518 779	3 683 297	3 096 102
XI. Total Assets	35 566 553	33 404 311	8 796 199	8 261 441
XII. Long-term liabilities	5 445 872	5 553 853	1 346 855	1 373 560
XIII. Short-term liabilities	9 073 627	8 537 469	2 244 059	2 111 458
XIV. Equity	21 047 054	19 312 989	5 205 286	4 776 423
XV. Share capital*	1 057 635	1 057 635	261 571	261 571
XVI. Equity attributable to equity holders of the parent	18 179 630	16 696 511	4 496 125	4 129 325
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	49,21	45,15	12,17	11,17

* Share capital after revaluation in accordance with IAS 29.

** Incl. in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand.

The above data for the I half year periods of 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published as of 30 June 2006 – 4.0434 PLN/EUR
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2006) – 3.9002 PLN/EUR

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Notes	30 June 2006 (unaudited)	31 December 2005
		(in PLN thousand)	
ASSETS			
Non-current assets			
Property, plant and equipment	5	18 613 294	18 510 754
Intangible assets	7	615 039	610 984
Goodwill	8	27 075	17 630
Long-term financial investments	9	580 111	550 984
Investments in associates	10	632 082	1 025 077
Loans (granted)		7 726	7 145
Deferred tax assets	29	79 192	62 131
Investment property	6	29 648	11 557
Perpetual usufruct of land		77 223	76 172
Other non-current assets		12 118	13 098
Total non-current assets		**20 673 508**	**20 885 532**
Current assets			
Inventory	11	6 811 292	6 113 237
Trade and other receivables	12	6 404 496	4 777 638
Income tax receivable		36 597	49 567
Short-term investments	13	141 995	104 938
Short-term prepayments	14	186 387	145 853
Cash and cash equivalents	15	1 190 591	1 126 803
Other financial assets		58 057	111 899
Non-current assets clasiffied as held for sale	16	63 630	88 844
Total current assets		**14 893 045**	**12 518 779**
Total assets		**35 566 553**	**33 404 311**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity			
Nominal share capital	21	534 636	534 636
Share capital revaluation adjustment	21	522 999	522 999
Share capital*	21	**1 057 635**	**1 057 635**
Nominal share premium	21	1 058 450	1 058 450
Share premium revaluation adjustment	21	168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve	21	28 151	60 075
Foreign exchange differences on subsidiaries from consolidation		109 961	(156 014)
Retained earnings:	21	15 756 630	14 507 562
incl. net profit attributable to equity holders of the parent		1 245 980	4 585 132
Total equity (attributed to equity holders of the parent company)		**18 179 630**	**16 696 511**
Minority interest	22	2 867 424	2 616 478
Total equity		**21 047 054**	**19 312 989**
Long-term liabilities			
Interest-bearing loans and borrowings	17	3 306 153	3 405 978
Provisions	18	995 879	956 991
Deferred tax liabilities	29	978 290	1 020 159
Other long-term liabilities		165 550	170 725
Total long-term liabilities		**5 445 872**	**5 553 853**
Short-term liabilities			
Trade and other liabilities and accrued expenses	19	7 186 409	6 684 050
Provisions	18	589 815	683 273
Income tax liability		102 033	35 711
Interest-bearing loans and borrowings	17	1 149 307	1 110 819
Deferred income	20	22 226	19 265
Other short-term financial liabilities		23 837	4 351
Total short-term liabilities		**9 073 627**	**8 537 469**
Total liabilities and shareholders' equity		**35 566 553**	**33 404 311**

* Share capital after revaluation in accordance with IAS 29.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Notes	for 6 months ended 30 June 2006	for 6 months ended 30 June 2005
		(unaudited)	(unaudited)
		(in PLN thousand)	
Operating activities			
Net sale revenues			
Sales of finished goods		24 035 951	16 094 326
Excise tax and other charges		(5 847 681)	(5 055 388)
Revenues from sale of finished goods, net		18 188 270	11 038 938
Sales of merchandise and raw materials		7 070 805	5 788 036
Excise tax and other charges		(383 888)	(66 018)
Revenues from sale of merchandise and raw materials, net		6 686 917	5 722 018
Total sales revenues		**24 875 187**	**16 760 956**
Cost of finished goods sold	26	(15 442 906)	(8 311 385)
Cost of merchandise and raw materials sold	26	(6 046 321)	(5 105 129)
Gross profit on sales		**3 385 960**	**3 344 442**
Distribution expenses	26	(1 274 414)	(1 036 387)
General and administrative expenses*	26	(538 483)	(422 805)
Other operating revenues**	27	245 924	2 065 201
Other operating expenses	27	(169 373)	(566 816)
Profit on the sale of all or part of shares of related parties		1 280	29 395
Profit from operations		**1 650 894**	**3 413 030**
Financial revenues		224 761	368 760
Financial expenses		(326 746)	(258 124)
Net financial revenues and expenses	28	**(101 985)**	**110 636**
Share in profit from investments accounted for under equity method		99 185	111 064
Profit before tax		**1 648 094**	**3 634 730**
Income tax expense	29	(292 034)	(390 728)
Net profit		**1 356 060**	**3 244 002**
incl.			
Minority interest		110 080	16 263
Net profit attributable to equity holders of the parent		**1 245 980**	**3 227 739**

* Incl. PLN 6,989 thousand in the period of 6 months ended 30 June 2006 and PLN 3,426 thousand in the period of 6 months ended 30 June 2005 of research and development cost
** Incl. in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
	(in PLN thousand)	
Cash flows - operating activities		
Net profit	1 356 060	3 244 002
Adjustments for:		
Share in profit from investments accounted for under equity method	(99 185)	(111 064)
Depreciation	976 473	629 152
Interest and dividend received, net	83 030	20 578
Income tax expense	292 034	390 728
(Profit) / Loss on investing activities	(52 741)	64 668
(Increase) in receivables	(1 123 563)	(336 321)
(Increase) in inventories	(600 352)	(1 299 286)
Increase in liabilities and accruals	593 265	1 193 782
(Decrease) / Increase in provisions	(61 130)	420 810
Other*	76 719	(2 226 904)
Income tax paid	(313 513)	(344 287)
Net cash provided by operating activities	**1 127 097**	**1 645 858**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(791 923)	(889 194)
Proceeds from the sale of property, plant and equipment and intangible assets	83 606	19 559
Proceeds from the sale of other shares	80 428	76 305
Acquisition of shares	(33 927)	(1 347 186)
Acquisition of short-term securities	(95 718)	(81 818)
Proceeds from the sale of short-term securities	56 038	963 547
Interest and dividends received	12 916	124 135
Loans repaid	3 745	558
Other**	(4 809)	(179 383)
Net cash used in investing activities	**(689 644)**	**(1 313 477)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans***	4 088 184	929 876
Repayment of long and short-term borrowings and loans***	(4 360 018)	(540 482)
Interest paid	(88 436)	(59 261)
Other	(12 738)	(16 109)
Net cash (used in) / provided by financing activities	**(373 008)**	**314 024**
Net change in cash and cash equivalents	**64 445**	**646 405**
Effect of exchange rate changes	(657)	(281)
Cash and cash equivalents, beginning of the period	**1 126 803**	**729 503**
Cash and cash equivalents, end of the period	**1 190 591**	**1 375 627**
incl. cash and cash equivalents not available for use	98 319	89 599

* Incl. in the I half of 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

** Incl. in the I half of 2005 the amount of (178,804) thousand related to proceeds/outflows from the acquisition of receivables due from Unipetrol Group.

*** Incl. in the I half of 2006 refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable terms of financing

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**60 075**	**(156 014)**	**14 507 562**	**2 616 478**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	265 975	-	147 558	413 533
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	1 245 980	-	1 245 980
Hedge accounting - cash flow hedges	-	-	-	-	(31 924)	-	-	-	(31 924)
Minority interest	-	-	-	-	-	-	-	110 080	110 080
Change in shareholders structure	-	-	-	-	-	-	-	(6 692)	(6 692)
Other	-	-	-	-	-	-	3 088	-	3 088
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**28 151**	**109 961**	**15 756 630**	**2 867 424**	**21 047 054**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 648**	**(9 444)**	**10 828 516**	**439 706**	**13 631 314**
Dividend	-	-	-	-	-	-	(911 020)	-	(911 020)
Foreign exchange differences on consolidation	-	-	-	-	-	(34 088)	-	-	(34 088)
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	3 227 739	-	3 227 739
Hedge accounting - cash flow hedges	-	-	-	-	(18 442)	-	-	-	(18 442)
Minority interest	-	-	-	-	-	-	-	16 263	16 263
Change in shareholders structure	-	-	-	-	-	-	-	2 166 737	2 166 737
Other	-	-	-	-	-	-	(2 428)	-	(2 428)
30 June 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**69 206**	**(43 532)**	**13 142 807**	**2 622 706**	**18 076 075**

(all amounts in PLN thousand)

The statement of changes in equity regarding profits and losses of 6 months ended 30 June 2006 and 30 June 2005

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Cash flow hedges	(31 924)	(18 442)
Foreign exchange differences on consolidation	265 975	(34 088)
Other	3 088	(2 428)
Net profits / (losses) attributable to equity holders of the parent recognized directly in equity	237 139	(54 958)
Net profit attributable to equity holders of the parent for the period	1 245 980	3 227 739
Profit and loss recognized in the current period and directly in equity, total	**1 483 119**	**3 172 781**

(all amounts in PLN thousand)

1. Principle activity of the group

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock , 7 Chemikow Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spolka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spolka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

According to the Articles of Association dated 7 October 2005, the Company's activity includes:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade,
- providing services in respect of the clearance of electronic fuel cards,
- crude oil exploration,
- natural gas exploration.

The Group consists among others of:

- The Capital Group of Rafineria Trzebinia S.A., producing mainly fuels, lubricants, industrial oils and paraffin,
- The Capital Group of Rafineria Nafty Jedlicze S.A., producing motor fuels, oils and re-processing of used oils,
- The Capital Group of Anwil S.A., the major client for ethylene from Parent Company, producing mainly nitric fertilizers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A., mining and processing of salt as well as storing crude oil and fuels,
- The Capital Group of SHIP-SERVICE S.A. ship servicing in sea harbors, loading and storing of goods,
- A German company, ORLEN Deutshland, concentrated on liquid fuels trading,
- ORLEN Asfalt Sp. z o.o., producing and processing of crude oil refining products,
- The Capital Group of UNIPETROL, operating in chemical sector in Czech Republic, concentrating on activities related to crude oil processing, fuels distribution, fertilizers production and petrochemical production,
- Companies engaged in trading and distribution of refinery products.

The Company jointly controls Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), producer and seller of polyolefins.
The Parent controls its subsidiaries, jointly controls its joint ventures and has significant influence on associates.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 30 June 2006 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company shares, the Polish State Treasury 10.20%, Bank of New York (as a depositary) held 7,67% shares and other shareholders owned 64.81% of the Company shares.

(all amounts in PLN thousand)

The composition of the Management Board of the PKN ORLEN S.A.

The composition of the Management Board of the Company as at 30 June 2006 was the following:

Igor Chalupec - President of the Management Board, Chief Executive Officer
Cezary Filipowicza - Vice-President of the Management Board, Upstream and Crude Procurement
Wojciech Heydel - Vice-President of the Management Board, Chief Sales Officer
Jan Maciejewicz - Vice-President of the Management Board, Cost Management
Cezary Smorszczewski - Vice-President of the Management Board, Chief Investment Officer
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Krzysztof Szwedowski - Member of the Management Board, Organization and Capital Group.

During the first half of 2006 the following changes in composition of the Management Board of PKN ORLEN S.A. took place:

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 31 March 2006, dismissed Mr. Dariusz Witkowski from the position of the Management Board Member of PKN Orlen S.A., effective 31 March 2006. Simultaneously, the Supervisory Board has appointed Mr. Krzysztof Szwedowski to the position of the Management Board Member, effective 31 March 2006.

The composition of the Supervisory Board of PKN ORLEN S.A.

The composition of the Supervisory Board as at 30 June 2006 was as follows:

Maciej Mataczyński - Chairman of the Supervisory Board (independent member)
Wojciech Pawlak – Deputy Chairman of the Supervisory Board
Ryszard Sowiński – Secretary of the Supervisory Board
Raimondo Eggink – Member of the Supervisory Board (independent member)
Zbigniew Macioszek – Member of the Supervisory Board
Wiesław Rozłucki – Member of the Supervisory Board (independent member)

During the first half of 2006 the following changes in the composition of the Supervisory Board of PKN ORLEN S.A. took place:

On 31 January 2006 the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr Jacek Bartkiewicz from the position of Chairman of the Supervisory Board and from the Supervisory Board. In addition, the Extraordinary General Shareholders Meeting dismissed from the Supervisory Board: Mr Maciej Gierej, Mr Krzysztof Obłój, Mrs Małgorzata Okońska-Zaremba, Mr Adam Sęk and Mr Ireneusz Wesołowski. Simultaneously, the Extraordinary General Shareholders Meeting appointed to the Supervisory Board: Mr Dariusz Dąbski to the position of the Chairman of the Supervisory Board, Mr Maciej Mataczyński to the position of independent Member of the Supervisory Board and Mr Zbigniew Macioszek and Mr Wojciech Pawlak to the positions of Members of the Supervisory Board.

On 28 March 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, due to resignation of Mr Adam Maciej Pawłowicz (a representative for the Ministry of State Treasury), he dismissed him from his position in the Supervisory Board effective 28 March 2006.

On 26 June 2006 the Management Board of PKN ORLEN S.A. was informed on the resignation of Mr. Dariusz Dąbski from the position of Chairman of the Supervisory Board of PKN ORLEN S.A. Mr. Dariusz Dąbski acted as the Chairman of the Supervisory Board of PKN ORLEN S.A from 31 January 2006.

On 27 June 2006 The Ordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr. Andrzej Olechowski from the Supervisory Board. At the same time the Ordinary General Meeting appointed Mr Maciej Mataczyński, the current Member of the Supervisory Board, to the position of the Chairman of the Supervisory Board of PKN ORLEN S.A. The Meeting also appointed Mr Ryszard Sowiński and Mr Wiesław Rozłucki (as independent member) to the Supervisory Board of PKN ORLEN S.A.

The following changes to the composition of the Supervisory Board of PKN ORLEN S.A. took place after 30 June 2006:

(all amounts in PLN thousand)

On 11 September 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury, that he appointed, in accordance with § 8 section 2 point 1 of the Articles of Association of PKN ORLEN S.A., on behalf of the State Treasury (shareholder), Mr Marek Drac – Tatoń to the Supervisory Board of PKN ORLEN.

The composition of the Supervisory Board as at the day of publication of the financial statements is the following:

Maciej Mataczyński - Chairman of the Supervisory Board (independent member)
Wojciech Pawlak – Deputy Chairman of the Supervisory Board
Ryszard Sowiński – Secretary of the Supervisory Board
Raimondo Eggink – Member of the Supervisory Board (independent member)
Zbigniew Macioszek – Member of the Supervisory Board
Wiesław Rozłucki – Member of the Supervisory Board (independent member)
Marek Drac – Tatoń – Member of the Supervisory Board

2. Principles of presentation

Information on principles adopted for preparation of consolidated financial statements for the first half of 2006

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union ("EU").
From 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), prepares its annual unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

The consolidated financial statements and abbreviated unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities published in Official Journal No. 209, item 1744 ("Decree"), and they cover the period from 1 January to 30 June 2006, the comparative balance sheet data as at 31 December 2005 as well as the comparative results and cash flows for the 6 months ended 30 June 2005.

According to § 87.4 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the abbreviated financial statements are included in the consolidated half year report, together with the auditor's review report concerning the abbreviated financial statements, comprising: balance sheet statement, income statement, statements of changes in shareholders equity, cash flow statement and abbreviated explanatory notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

Statement of the Management Board

Under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN S.A. hereby to the best of our knowledge and belief declares that the foregoing consolidated financial statements and comparative data were prepared in compliance with the Group accounting principles in force and that they reflect true and fair view on financial status and financial result of PKN ORLEN Group and that the report of the Management Board presents true overview of development, achievement and business situation of PKN ORLEN Group, including basic risks and exposures.

The presented consolidated financial statements have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 30 June 2006, the comparative balance sheet data as at 31 December 2005 as well as the comparative results and cash flows for the 6 months ended 30 June 2005.

(all amounts in PLN thousand)

The Management Board of PKN ORLEN declares that the entity, authorized to audit and conducting the review of consolidated financial statements, was selected in compliance with the law and that the entity and auditors conducting the review met the conditions to issue an independent opinion in compliance with relevant regulations of the domestic law.
In compliance with principles of corporate governance (as adopted by the Management Board of PKN ORLEN S.A.) the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor.

Reorganization of the Group

In connection with the Polish Government's Restructuring and Privatization Program for the Polish Oil Sector Companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganized the Polish oil sector in the years 1997 - 1999. The existing Group is a result of this reorganization of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury.

In particular, this reorganization included the following transactions:

- Before the merger of Centrala Produktow Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock:
  - separation of Dyrekcja Eksploatacji Cystern Sp. z o.o. from CPN – the entity dealing with operating of railway tanks for crude oil products transportation
  - sales of shares in Naftobazy Sp. z o.o by CPN – operator of large warehouse facilities used to store crude oil products.
- acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- merger of Petrochemia Plock with Centrala Produktow Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

To the extent of the Polish State Treasury's control over the restructured Polish oil sector companies, these transactions were presented as if they were under common control using the pooling of interests' method according to International Accounting Standard No 22 "Business Combinations" (IAS 22), in force in that period.

Entities included in consolidated financial statements

These consolidated financial statements for the periods ended 30 June 2006 and 30 June 2005 include following entities within the Group located in Poland, Germany and Czech Republic:

	Shares in total voting rights[1)]	
	30 June 2006	30 June 2005
	(In full %)	
PKN ORLEN S.A.	Parent company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)	100%	100%
Capital Group of ORLEN Petroprofit Sp. z o.o.	100%	100%
Including:		
Petro-oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%	100%
Petrooktan Sp z o.o.	51%	51%
ORLEN Morena Sp. z o.o.	100%	100%
Raf Trans Sp. z o.o.	-	99%
ORLEN Transport Kraków Sp. z o.o.	98%	98%
ORLEN Transport Płock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sól Sp. z o.o.	97%	97%
Zakład Budowy Aparatury S.A.	97%	97%
ORLEN Transport Słupsk Sp. z o.o.	97%	97%
ORLEN Laboratorium Sp. z o.o.	95%	95%
including:		

(all amounts in PLN thousand)

RAF-LAB Sp. z o.o. [2]	100%	-
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
Capital Group of ORLEN– Oil Sp. z o.o.	100%	92%
including:		
Orlen Oil Cesko s.r.o.	100%	100%
Platinum Oil Mazowsze Sp. z o.o.	100%	-
ORLEN PetroTank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	94%	94%
Petrotel Sp. z o.o.	75%	81%
Capital Group of Anwil S.A.	84%	84%
including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Capital Group of Rafineria Trzebinia S.A.	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Sp. z o.o.	100%	100%
Nafto Wax Sp. z o.o.	100%	100%
Ekonaft Sp. z o.o.	99%	99%
Capital Group of Rafineria Nafty Jedlicze S.A.	75%	75%
including:		
RAF – LAB Sp. z o.o. [2]	-	100%
RAF – ENERGIA Sp. z o.o.	100%	100%
RAF – KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o.	96%	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli „Solino" S.A.	71%	71%
Capital Group of Unipetrol a.s. [3]	63%	63%
including:		
CHEMOPETROL a.s. including:	100%	100%
UNIPETROL - DOPRAVA a.s.	100%	100%
KAUČUK a.s.	100%	100%
UNIPETROL TRADE a.s. including:	100%	100%
CHEMAPOL (SCHWEIZ) AG	100%	100%
UNIPETROL AUSTRIA HmbH	100%	100%
ALIACHEM VERWALTUNGS GmbH	100%	100%
UNIPETROL DEUTSCHLAND GmbH :	100%	100%
ALIAPHARM GmbH	100%	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%	100%
UNIPETROL RAFINERIE a.s. including:	100%	100%
UNIRAF SLOVENSKO s.r.o.	100%	-
BENZINA a.s. including:	100%	100%
BENZINA Trade a.s. in liquidation	100%	100%
PETROTRANS a.s.	100%	100%
PARAMO Trysk a.s.	100%	-
SPOLANA a.s.	82%	82%
PARAMO a.s. including:	74%	74%
PARAMO Trysk a.s.	-	100%
Česka Rafinerska a.s. [5]	51%	51%

(all amounts in PLN thousand)

Capital Group of Ship-Service S.A.[1]	56%	56%
including:		
Bor – Farm Sp. z o.o.[4]	-	100%
Ship Service Agro Sp. z o.o.	100%	100%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z o.o.	100%	52%
ORLEN Petrogaz Wrocław Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt S.A.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Capital Group of Basell Orlen Polyolefins Sp z o.o. [5]	50%	50%
including:		
Basell Orlen Polyolefins Sprzedaż Sp. z o.o.	100%	100%

[1] Share in total voting rights is equal to share in equity except for share in equity in Capital Group of Ship Service S.A., where it accounts for 61%.
[2] On 1 December 2005 shares in RAF-LAB Sp. z o.o. were sold to Orlen Laboratorium Sp. z o.o.
[3] The Group acuired in 2 quarter 2005.
[4] On 29 March 2006 Company's shares were sold.
[5] Entities consolidated using the proportionate method of consolidation.

3. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is polish zloty.
Financial statements of foreign entities for consolidation purposes are translated into polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the profit and loss are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were converted in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 June 2006 – PLN 4.0434 / EUR; for 31 December 2005 – PLN 3.8598 / EUR,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 30 June 2006 – PLN 3.9002 / EUR; for the period from 1 January 2005 to 30 June 2005 the rate was PLN 4.0805 / EUR.

The financial data denominated in CZK were converted in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 June 2006 – PLN 0.1421 / CZK; for 31 December 2005 – PLN 0.1329 / CZK,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 30 June 2006 – PLN 0.1374 / CZK.

4. Accounting principles

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investments properties stated at fair value.

a) Accounting policies

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the fixed asset into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

(all amounts in PLN thousand)

After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.

Depreciation of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use. Impairment allowances are recognized as operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with depreciation policies applied for similar Group owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortized.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets with a definite useful life are amortized when it is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is periodically reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.
The titles to perpetual usufruct of land obtained under an administrative decision are recognized by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.
Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.
If there is objective evidence that an impairment loss has been incurred, the amount of difference between the asset's carrying amount and the present value of estimated future cash flows is recognized in profit and loss.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of finished goods and merchandise includes excise tax and fuel charges.
The net revenue from the sale of finished goods and merchandise is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts. Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting books by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.
Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums; interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.
The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost less deferred tax of assets available for sale is transferred to the revaluation reserve if

their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing bank loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group's remuneration plans, its employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present value of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, at every balance sheet date in the following way:

a) foreign currency monetary items shall be translated using the closing rate;
b) non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and
c) non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss statement. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Group, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses in the profit and loss.
Financial assets held to maturity are measured at amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:
- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss (i.e. derivative that is embedded in a financial asset or financial liability at fair value through profit and loss is not separated).

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Group recognizes financial asset on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.
The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Group transferred the contractual rights and risks.

Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Group discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Group no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognized for all temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized. Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets held for sale

Non-current assets held for sale are those which comply with the following criteria:

- a decision was declared by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active programme to locate a buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group shall recognize a provision if it has a present obligation (legal or constructive) as a result of past event and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognized at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Business segments

The scope of financial information in the Group's segment reporting is defined based on requirements of IAS 14.

The Group adopted a business segments as the primary reporting format, i.e. as the dominant source of risks and benefits related to sale of goods and services. A secondary reporting format is geographical segments by market criterion

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity (result from operating activity of a segment) and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The segment result is determined at the level of profit from operations. The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made.

For the purpose of this report, the excess of fair value of the acquired net assets over the acquisition cost was allocated to particular business segments results proportionally to the value of segment assets of the Unipetrol Group.

The operations of the Group are divided into three main segments: Refining Segment, Petrochemical Segment and Chemical Segment.

- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products,
- The Petrochemical Segment comprises production and sales of petrochemicals,
- The Chemical Segment comprises production and sales of fertilizers and PVC.

Other operations include mainly support functions in PKN ORLEN S.A., transportation, service and maintenance activities and construction conducted by other subsidiaries of PKN ORLEN S.A.

(all amounts in PLN thousand)

Segment profits and assets were defined before inter-segment adjustments. Sales prices in inter-segment transactions are similar to market prices. Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated expenses, reconciling total segment results to profit from operations.

The Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.
In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.
The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable also for comparative data.

Impact of new Standards and interpretations on the Company's financial statements

Until 30 June 2006 the following new Standards, changes and interpretations to International Financial Reporting Standards were published:
- IFRS 7 "Financial Instruments: Disclosure" – in force from 1 January 2007
- IAS 1 "Presentation of Financial Statements – Capital Disclosures" – in force from 1 January 2007
- IFRIC 10 – Interim Financial Reporting and Impairment – in force from 1 November 2006.

Acceptance of IFRIC 10 by the European Union is pending.
The Group assessed the impact of application of the above interpretations and changes and determined that the changes in IFRS 7, IAS 1 and IFRIC 10 might have impact on the consolidated financial statements when applied. According to a preliminary assessment, the application of changes would not have a significant influence on the financial statements.

b) Principles of consolidation

Subsidiaries

The Group consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority interest is presented in equity. Net profit attributable to minority shareholders is presented in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's share capital) where the Group exercises significant influence on the financial and operating policies, yet does not have control over them, are accounted for using the equity method. Assessment of the value of investments in associates is performed when there are indications that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and

(all amounts in PLN thousand)

expenses, after deduction of an impact of mutual transactions and settlements, is presented line by line with similar items in the consolidated financial statements.

Adjustments from consolidation

Intragroup balances and transactions and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements proportionally to the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements in the same manner as unrealized gains, until there are indications of impairment.

5. Property, plant and equipment

	30 June 2006 (unaudited)	31 December 2005
Land	768 072	726 499
Buildings and constructions	8 287 775	8 067 518
Machinery and equipment	8 193 837	8 116 051
Vehicles and other	653 058	600 048
Construction in progress	710 552	1 000 638
Total property, plant and equipment	**18 613 294**	**18 510 754**

(all amounts in PLN thousand)

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2005	383 008	7 221 806	6 333 928	835 812	2 002 973	16 777 527
Incl. foreign exchange differences on Orlen Deutschland	1 724	3 834	3 820	105	33	9 516
Increase	73 285	405 335	468 083	87 401	752 072	1 786 176
Reclassification	-	3 522	(4 011)	489	-	-
Decrease	(2 502)	(60 952)	(71 286)	(33 932)	(636 895)	(805 567)
Increases due to acquisition of Unipetrol	377 794	3 389 366	7 796 749	337 055	155 877	12 056 841
30 June 2005	**831 585**	**10 959 077**	**14 523 463**	**1 226 825**	**2 274 027**	**29 814 977**
1 January 2006	792 255	11 488 356	15 599 445	1 256 077	1 051 702	30 187 835
Incl. foreign exchange differences on Unipetrol Group and Orlen Deutschland	(34 555)	(251 390)	(554 361)	(24 549)	(14 172)	(879 027)
Increase	51 498	672 444	969 087	128 486	644 862	2 466 377
Reclassification	-	(23 968)	23 388	580	-	-
Decrease	(7 889)	(145 635)	(85 136)	(44 946)	(935 002)*	(1 218 608)
						-
30 June 2006	**835 864**	**11 991 197**	**16 506 784**	**1 340 197**	**761 562**	**31 435 604**
Accumulated depreciation and impairment allowances						
1 January 2005	40 430	1 673 026	3 117 547	421 756	46 526	5 299 285
Incl. foreign exchange differences on Orlen Deutschland	5	933	1 878	78	-	2 894
Depreciation	262	248 988	305 499	48 594	-	603 343
Other increases	464	168 536	293 029	19 514	-	481 543
Impairment allowances	20 924	222 337	404 808	5 185	(4 196)	649 058
Reclassification	-	2 096	(2 698)	602	-	-
Decrease	(10)	(41 056)	(40 250)	(39 446)	-	(120 762)
Increases due to acquisition of Unipetrol	-	1 097 675	3 197 088	182 264	11 689	4 488 716
30 June 2005	**62 070**	**3 371 602**	**7 275 023**	**638 469**	**54 019**	**11 401 183**
1 January 2006	65 756	3 420 838	7 483 394	656 029	51 064	11 677 081
Incl. foreign exchange differences on Unipetrol Group and Orlen Deutschland	(1 706)	(98 556)	(278 799)	(12 903)	(702)	(392 666)
Depreciation	331	266 401	611 024	60 912	-	938 668
Other increases	65	87 985	275 192	14 645	-	377 887
Impairment allowances	1 640	5 353	27 970	174	(54)	35 083
Reclassification	-	(230)	744	(514)	-	-
Decrease	-	(76 925)	(85 377)	(44 107)	-	(206 409)
30 June 2006	**67 792**	**3 703 422**	**8 312 947**	**687 139**	**51 010**	**12 822 310**
Net book value						
1 January 2005	**342 578**	**5 548 780**	**3 216 381**	**414 056**	**1 956 447**	**11 478 242**
30 June 2005	**769 515**	**7 587 475**	**7 248 440**	**588 356**	**2 220 008**	**18 413 794**
1 January 2006	**726 499**	**8 067 518**	**8 116 051**	**600 048**	**1 000 638**	**18 510 754**
30 June 2006	**768 072**	**8 287 775**	**8 193 837**	**653 058**	**710 552**	**18 613 294**

* Including in the I half of 2006 e.g. transfers to specific groups of property, plant and equipment that amounted to PLN 911,945 thousand.

Impairment allowances for property, plant and equipment as at 30 June 2006 and 30 June 2005 amounted to PLN 892,793 thousand and PLN 913,776 thousand respectively.
As at 31 December 2005 the Group reviewed economic useful lives of property, plant and equipment applied afore. Should the rates from previous years be applied in the I half of 2006, depreciation expense would be higher by PLN 11,225 thousand. The gross book value of all fully depreciated property, plant and equipment still in use as at 30 June 2006 amounted to PLN 1,452,507 thousand.
Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to operating expenses.
Property, plant and equipment of PLN 327,637 thousand and PLN 346,533 thousand were used as a pledge for the Group's liabilities as at 30 June 2006 and 31 December 2005, respectively.

(all amounts in PLN thousand)

6. Investment property

The following changes were recognized in investment property in the I half of 2006 and 2005

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Investment property, beginning of the period	11 557	9 122
Reclassification from property, plant and equipment in Unipetrol Group	18 078	-
Revaluation at fair value	13	2 574
Sale of land	-	(33)
Investment property, end of the period	**29 648**	**11 663**

Investment property of the Group comprise social-office buildings, partially designated for rent, with a carrying amount of PLN 29,544 thousand as at 30 June 2006 and PLN 11,498 thousand as at 31 December 2005, as well as land purchased for resale in the amount of PLN 104 thousand as at 30 June 2006 and PLN 165 thousand as at 31 December 2005.
Direct operating expenses arising from investment property accounted for PLN 1,721 thousand and PLN 1,618 thousand as at 30 June 2006 and 30 June 2005, respectively, including direct operating expenses that generated rental income of PLN 1,566 thousand and PLN 617 thousand, respectively.
The fair value of investment property was assessed and disclosed on the basis of the expertise prepared by an independent asset surveyor, authorized for valuation of investment property and experienced in valuation of investment property of a similar location and qualified within the same category. By virtue of characteristics of the investment property, revenue approach was applied to assess the fair value. Due to variability of revenues in foreseeable future, calculation was based on discounted cash flows method, using 5-year period forecasts. The discount rate reflected the relation, as expected by the buyer, between yearly revenue from an investment property and expenditures required to purchase investment property. Forecasts of discounted cash flows relating to the valued objects consider provisions included in all rent agreements as well as external data, e.g. current market rent charges for objects similarly located, in the same technical condition and standard and designated for similar purposes.

7. Intangible assets

	30 June 2006 (unaudited)	31 December 2005
Acquired licenses, patents and similar intangible assets	504 808	459 161
Acquired computer software	20 021	24 482
Goodwill	70 583	97 817
Other	19 627	29 524
Total intangible assets	**615 039**	**610 984**

(all amounts in PLN thousand)

The changes of intangible assets were as follows:

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Goodwill	Other	Total
Gross book value					
1 January 2005	34 940	439 241	71 388	5 542	551 111
Increase	99 126	312 477	152 774	24 246	588 623
Decrease	(1 443)	(564)	(200)	(1 959)	(4 166)
30 June 2005	**132 623**	**751 154**	**223 962**	**27 829**	**1 135 568**
1 January 2006	134 077	771 210	138 859	54 468	1 098 614
Incl. foreign exchange differences on Unipetrol Group and Orlen Deutschland	(7 648)	(21 140)	(5 022)	(3 262)	(37 072)
Increase	9 455	69 541	3 939	311 149	394 084
Decrease	(1 413)	(4 609)	(28 543)	(325 941)	(360 506)
30 June 2006	**142 119**	**836 142**	**114 255**	**39 676**	**1 132 192**
Accumulated depreciation and impairment allowances					
1 January 2005	20 337	162 572	19 721	2 237	204 867
Depreciation	4 015	17 695	-	2 617	24 327
Other increases	78 084	51 758	479	10 099	140 420
Impairment allowances	(1)	(26)	(220)	20	(227)
Decrease	(420)	(1 048)	(85)	(288)	(1 841)
30 June 2005	**102 015**	**230 951**	**19 895**	**14 685**	**367 546**
1 January 2006	109 595	312 049	41 042	24 944	487 630
Incl. foreign exchange differences on Unipetrol Group and Orlen Deutschland	(6 329)	(7 623)	(1 885)	(1 408)	(17 245)
Depreciation	8 289	25 376	-	2 351	36 016
Other increases	5 903	5 416	1 323	2 797	15 439
Impairment allowances	68	2 216	1 307	41	3 632
Decrease	(1 757)	(13 723)	-	(10 084)	(25 564)
30 June 2006	**122 098**	**331 334**	**43 672**	**20 049**	**517 153**
Net book value					
1 January 2005	**14 603**	**276 669**	**51 667**	**3 305**	**346 244**
30 June 2005	**30 608**	**520 203**	**204 067**	**13 144**	**768 022**
1 January 2006	**24 482**	**459 161**	**97 817**	**29 524**	**610 984**
30 June 2006	**20 021**	**504 808**	**70 583**	**19 627**	**615 039**

Impairment allowances for intangible assets as at 30 June 2006 and 30 June 2005 amounted to PLN 64,687 thousand and PLN 7,692 thousand.

As at 31 December 2005 the Group reviewed economic useful lives of intangible assets applied afore. Should the rates from previous years be applied in the first half of 2006, adjustment to depreciation expense would not be material. The gross book value of all fully depreciated intangible assets still in use as at 30 June 2006 amounted to PLN 190,497 thousand.

The titles to perpetual usufruct of land obtained under an administrative decision were recognized by the Group at fair value as off balance sheet items in the amount of PLN 1,043,756 thousand as at 30 June 2006.

As at 30 June 2006 and 31 December 2005 the Group possessed concession due to which annual concession fees recognized in the profit and loss in a given period are paid.

The Group possesses concessions for the following activities:

- the trade of liquid and gaseous fuels (engine fuels, aviation fuel, diesel oil, heating oil, paraffin) for the period: 22.12.1998 – 26.01.2026
- storage of liquid fuels (engine fuels, diesel oil, heating oil) for the period 15.05.1999 – 30.04.2012
- liquid fuels domestic transportation by land for the period 17.01.2003 – 01.01.2053
- liquid fuels international transportation by land for the period 01.05.2004 – 23.04.2054
- the trade of electrical energy for the period 05.11.1998 – 15.07.2009
- transportation and distribution of electrical energy for the period 05.11.1998 – 15.07.2009
- manufacturing and trade of heating energy for the period 05.11.1998 – 15.04.2013
- transportation and distribution of heat energy for the period 05.11.1998 – 25.02.2010
- distribution of gaseous fuels (natural gas) for the period 11.10.2000 – 26.01.2026

(all amounts in PLN thousand)

- manufacturing of liquid fuels for the period 23.11.1998 – 15.12.2008
- manufacturing of electrical energy for the period 05.11.1998 – 15.10.2010.

8. Goodwill

Goodwill

	30 June 2006	31 December 2005
Carrying amount of goodwill from consolidation:	(unaudited)	
Orlen PetroTank Sp.z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
Orlen Petrozachód Sp. z o.o.	9 887	-
Other	1 570	2 012
Total	**27 075**	**17 630**

The changes of goodwill in the I half of 2006 and 2005 were as follows:

	for 6 months ended 30 June 2006	for 6 months ended 30 June 2005
	(unaudited)	(unaudited)
Goodwill, beginnig of the period	17 630	20 501
Orlen Petrozachód Sp. z o.o.	9 887	-
Other increases	175	-
Impairment	(617)	-
Goodwill, end of the period	**27 075**	**20 501**

(all amounts in PLN thousand)

9. Long-term financial investments

a) Significant shares in other parties

	Seat	30 June 2006	31 December 2005	Group's interest in capital/ voting rights as at 30 June 2006	Group's interest in capital/ voting rights as at 31 December 2005	Principal activity
Agrobohemie a.s.*	Czech Republic – Prague	268 492	251 169	50.00%	50.00%	retail sale
Synthesia a.s (formerly Aliachem a.s.)*	Czech Republic - Pardubice	250 735	234 442	38.90%	38.90%	production of chemicals
Telewizja Familijna S.A.	Poland - Warszawa	26 004	26 004	11.96%/ 9.61%	11.96%/ 9.61%	radio and television related activity
SK Eurochem Sp. z o.o.	Poland - Włocławek	25 203	25 203	17.37%	17.37%	production of chemicals
Naftoport Sp. z o.o.	Poland - Gdańsk	39 502	39 502	17.95%	17.95%	construction, operation, and maintenance of loading station for liquid fuels
Other		42 246	47 089			
Total		**652 182**	**623 409**			
Impairment allowance for Telewizja Familijna S.A.		(26 004)	(26 004)			
Other impairment allowances		(46 067)	(46 421)			
Total impairment allowances		**(72 071)**	**(72 425)**			
Net value of significant shares in other parties		**580 111**	**550 984**			
b) Investments held to maturity						
Telewizja Familijna S.A. bonds **	Poland - Warszawa	26 000	26 000			
Impairment allowance		(26 000)	(26 000)			
Net value of investments held to maturity		-	-			
Total net value of long-term financial investments		**580 111**	**550 984**			

* Value of shares in CZK did not change. Differences in the period result from the translation of shares' value in CZK into shares' value in PLN.
** On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 30 June 2006 and 31 December 2005 was fully covered with a relevant allowance.

(all amounts in PLN thousand)

10. Investments in associates

As at 30 June 2006 and 31 December 2005 the Group's investments in associates accounted for using equity method were as follows:

	Carrying amount as at		Group's Interest in capital/ voting rights	Group's interest in capital/ voting rights	Principal activity
	30 June 2006	31 December 2005	as at 30 June 2006	as at 31 December 2005	
Polkomtel S.A.	567 127	929 035	19.61%	19.61%	rendering mobile telecommunication services
Niezależny Operator Międzystrefowy Sp. z o.o.*	18 033	18 033	35.00%	35.00%	telecommunication services
Płocki Park Przemysłowo-Technologiczny S.A.	12 730	12 730	50.00%	50.00%	business activity advisory
Other	34 192	65 279			
Total	**632 082**	**1 025 077**			

*Detailed information in note 33 o

In accordance with IAS 28 "Investments in associates", abbreviated financial data comprising total assets and liabilities as at 30 June 2006 and 31 December 2005, revenues, financial expenses and profit for the first half of 2006 and 2005 in Polkomtel S.A. are described below:

Polkomtel S.A.

	30 June 2006 (unaudited)	31 December 2005
Current assets	2 143 753	1 208 938
Non-current assets	6 288 447	6 388 196
Short-term liabilities	3 427 322	830 621
Long-term liabilities	924 940	862 068

	6 months ended 30 June 2006 (unaudited)	6 months Ended 30 June 2005 (unaudited)
Revenues from sale of finished goods	3 428 858	2 913 527
Financial expenses	(93 056)	(79 706)
Profit before tax	636 095	648 938
Income tax expense	(129 251)	(121 870)
Net profit	506 844	527 068

(all amounts in PLN thousand)

11. Inventory

	30 June 2006 (unaudited)	31 December 2005
Raw materials*	3 480 196	3 200 388
Work in progress*	939 025	714 968
Finished goods*	2 015 612	1 840 782
Merchandise	376 459	357 099
Total inventory, net	**6 811 292**	**6 113 237**

* Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions less export and intra-Community supplies (In addition the relevant economy Minister is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average in a given year). The value of mandatory reserves held by the Company as at 30 June 2006 and 31 December 2005 amounted to PLN 2,438,613 thousand and PLN 1,953,479 thousand respectively.

The value of inventories valued at net realizable value amounted to PLN 831,918 thousand as at 30 June 2006 and PLN 846,202 thousand as at 31 December 2005.

The inventory allowances to net realizable value amounted to PLN 58,125 thousand as at 30 June 2006 and PLN 36,793 thousand as at 30 June 2005.

As at 30 June 2006 and 31 December 2005 inventories of PLN 72,242 thousand and PLN 66,059 thousand, respectively, were used as a pledge for the Group's liabilities.

12. Trade and other receivables

	30 June 2006 (unaudited)	31 December 2005
Trade receivables	5 061 238	4 006 631
Taxation, duty and social security receivables	416 305	374 303
Receivables from sale of property, plant and equipment	12 202	55 120
Prepayments for property, plant and equipment	15 892	25 320
Dividends receivables	465 986	-
Excise tax and fuel charge receivables	213 879	158 649
Other receivables	218 994	157 615
Total trade and other receivables, net	**6 404 496**	**4 777 638**
Receivables allowances	587 307	581 077
Total trade and other receivables, gross	**6 991 803**	**5 358 715**

Trade and other receivables include PLN 3,704,428 thousand of amounts denominated in foreign currencies as at 30 June 2006 and PLN 1,905,490 thousand as at 31 December 2005. Trade receivables result primarily from the sales of finished goods and sales of merchandise.
Concentration of credit risk relating to trade receivables is limited due to a large number of customers with specified trade credit limits and their dispersion across many different industries principally in Poland, Germany and Czech Republic.
The assumed repayment period of receivables involved with the usual course of sales operations is 14 to 30 days.

Maximum trade credit limit risk amounted to PLN 5,988,191 thousand. The Management Board believes that the risk of doubtful receivables is reflected by the relevant allowance.

As at 30 June 2006 and 31 December 2005 transfers of rights to receivables as a security for the Group's liabilities amounted to PLN 164,219 and PLN 196,791 thousand, respectively, including due to collateral for the investment loan granted to IKS Solino in the form of endorsement of receivables due from PKN ORLEN for the lease of the underground warehouse of crude oil and liquid fuels in the amount of PLN 113,722 thousand as at 30 June 2006 and PLN 117,133 thousand as at 31 December 2005.

(all amounts in PLN thousand)

The receivables allowances:

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Receivables allowances, beginning of the period	581 077	474 177
Allowance made during the period	84 465	295 721
Allowance reversed during the period	(55 536)	(49 899)
Allowance used during the period	(22 699)	(2 942)
Receivables allowances, end of the period	**587 307**	**717 057**

13. Short-term investments

Short-term investments as at 30 June 2006 and 31 December 2005 included government bonds and bills, debt securities and other short-term investments, including:

	30 June 2006 (unaudited)	31 December 2005
Financial instruments at fair value through profit and loss	131 376	89 465
Held to maturity	10 470	12 969
Available for sale	48	2 504
Other	101	-
Total	**141 995**	**104 938**

14. Short-term prepayments

	30 June 2006 (unaudited)	31 December 2005
Leases	19 577	16 323
Insurances	42 522	67 883
Research and development	22 029	7 379
Perpetual usufruct of land charges	10 193	1 078
Other subscriptions	38 652	27 353
Costs related to acquisition of assets	12 599	-
Other	40 815	25 837
Total	**186 387**	**145 853**

15. Cash and cash equivalents

	30 June 2006 (unaudited)	31 December 2005
Cash on hand and in bank	997 711	1 031 657
Other cash (incl. cash in transit)	68 593	95 134
Other monetary assets	124 287	12
Total cash and cash equivalents	**1 190 591**	**1 126 803**
Incl. cash and cash equivalents not available for use	98 319	100 535

Total cash and cash equivalents denominated in foreign currencies amounted to PLN 914,680 thousand as at 30 June 2006 and to PLN 735,429 thousand as at 31 December 2005.

Taking into account cooperation of the Group mainly with well-established Polish and international banks, the risk relating to depositing cash and cash equivalents is considerably limited.
Since 2001 the cashpooling system has been introduced in the Capital Group. The system comprised of twenty three companies of the Capital Group as at 30 June 2006. The accumulation of cash denominated in Polish zloty in cashpooling system is assisted by three banks, whereas accumulation of cash denominated in foreign

(all amounts in PLN thousand)

currencies is assisted by one bank. Due to the application of the system the Group records considerable financial benefits.
Cash and cash equivalents not available for use as at 30 June 2006 and 31 December 2005 amounted to PLN 98,319 thousand and PLN 100,535 thousand, respectively (they relate mainly to amounts blocked on bank accounts in relation to credits drawn).

16. Non-current assets classified as held for sale

In PKN ORLEN Group the following assets have been classified as held for sale:

	30 June 2006	31 December 2005
	(unaudited)	
Shares, including :	56 741	82 879
Shares in AW S.A. Holland II B.V.*	-	72 469
Shares in B.U.T.**	45 610	-
Shares in CELIO***	11 131	10 410
Property, plant and equipment****	5 782	5 782
Other	1 107	183
Total non-current assets classified as held for sale	**63 630**	**88 844**

* As at 31 December 2005 PKN ORLEN held 165,924 shares standing for 9.218% stake in AW S.A. Holland II BV ("AWSA"). Shares in AWSA have been classified as held for sale. The value of shares was increased by the effect of valuation of the put option and presented separately in assets, due to it being a subject to guaranteed sale of shares agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding S.A. The conclusion of the Guaranteed Sales Agreement resulted from exercising by PKN ORLEN of an option to sell the shares that was determined in the Supplementary Agreement signed on 14 November 2002 between PKN ORLEN S.A. and Kulczyk Holding S.A. The Supplementary Agreement provided that the put option is exercisable on each demand until 31 December 2006. The relevant demand was submitted to Kulczyk Holding S.A. on 28 December 2005. On 27 February 2006 PKN ORLEN received PLN 73,007 thousand in cash to the bank account. The above described shares had been purchased by PKN ORLEN from Orbis S.A. in November 2002 for the amount of PLN 61,400 thousand. AWSA, through its subsidiary, controls Autostrada Wielkopolska S.A., a concessionaire for the construction of A2 motorway in Poland. Shares of AWSA are not quoted on an active market.

** On 30 June 2006 sales agreement concerning all shares of Unipetrol Group in B.U.T. Ltd. was concluded with TELLMER Ltd., seated in Prague. Sales price set in the agreement was paid on 17 July 2006. Effective 17 July 2006 TELLMER Ltd became the sole shareholder of B.U.T. Ltd.

*** The share of UNIPETROL Group in CELIO company, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed in the third quarter of 2006. (Change in the value of shares as at 30 June 2006 as compared to 31 December 2005 results from change in exchange rates).

****Property, plant and equipment comprise land, buildings and constructions as well as machinery and equipment belonging to PKN ORLEN Group companies, including:
- assets of Agro Azoty II„ Włocławek" company designated for sale in accordance with the Resolution of the Supervisory Board of Anwil S.A. of 12 December 2005. The sale transaction is expected to be completed in the third quarter of 2006. As at 30 June 2006 and 31 December 2005 the assets for sale consist of real estate and movables (land, buildings and constructions, machinery and equipment) as well as shares in the net amount of PLN 4,006 thousand.
- a petrol station in Sławków worth PLN 1,776 thousand designated for sale in accordance with the decision of the Management Board of Rafineria Trzebinia S.A. of 25 November 2005. The Management Board has undertaken necessary steps as regards the selling of the petrol station. The sale transaction is expected to occur in 2006.

Assets held for sale are stated at cost less impairment losses since it is not quoted in an active market and their fair value cannot be reliably estimated by alternative methods.

(all amounts in PLN thousand)

17. Interest bearing loans and borrowings

	Note	30 June 2006 (unaudited)	31 December 2005
Bank loans	(a)	3 847 094	3 956 721
Borrowings	(b)	7 978	13 065
Debt securities	(c)	600 388	547 011
Total		**4 455 460**	**4 516 797**
Including:			
Short-term		1 149 307	1 110 819
Long-term		3 306 153	3 405 978

Maturities of principal installments as at 30 June 2006 and 31 December 2005 were as follows:

	30 June 2006 (unaudited)	31 December 2005
Up to 1 year	1 149 307	1 110 819
Between 1 and 5 years	2 743 283	2 664 921
Above 5 years	562 870	741 057
	4 455 460	**4 516 797**

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued decreased in the first half of 2006 by PLN 61,337 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign currency loans translated to PLN:
  - USD 218,269 thousand (PLN 695,993 thousand) in consortium of banks (BTM acting as Agent) – in 2006 there was a translation of portion USD 215,910 thousand to EUR 181,061 thousand
  - EUR 171,596 thousand (PLN 663,098 thousand) consortium multi currency loan (BTM acting as Agent)
  - EUR 15,836 thousand (PLN 64,031 thousand) consortium multi currency loan (Societe Generale acting as Agent)
  - EUR 9,789 thousand (PLN 39,580 thousand) in Bank Pekao S.A.
- drawing of loans in PLN:
  - PLN 106,808 thousand in BH w Warszawie S.A.
  - PLN 103,200 thousand in PKO BP S.A.
  - PLN 29,259 thousand in Bank Pekao S.A.
  - PLN 21,560 thousand in BPH S.A.
  - PLN 16,653 thousand in Kredyt Bank S.A.
  - PLN 14,344 thousand in Bank Ochrony Środowiska S.A.
  - PLN 2,156 thousand in BRE Bank S.A.
  - PLN 470 thousand in MILLENNIUM Bank S.A.
  - PLN 59,617 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
  - PLN 103,118 thousand resulting from foreign exchange differences at Unipetrol Group
  - PLN 27,281 thousand resulting from foreign exchange differences at BOP Sp. z o.o.
  - PLN 15,248 thousand resulting from foreign exchange differences at ORLEN DEUTSCHLAND A.G.
- loans drawn by Unipetrol Group of CZK 17,089,240 thousand (PLN 2,428,381 thousand)

(all amounts in PLN thousand)

- increase in indebtedness due to acquisition of Unipetrol Group due to valuation of debenture bonds in the amount of CZK 109,155 thousand (PLN 14,998 thousand).
- repayment of foreign currency loans translated to PLN:
  - USD 218,269 thousand (PLN 695,993 thousand) consortium double currency loan (ING acting as Agent)
  - EUR 171,596 thousand (PLN 663,098 thousand) consortium double currency loan (ING acting as Agent)
  - USD 2,358 thousand (PLN 7,476 thousand) consortium multi currency loan (BTM acting as Agent)
- repayment of loans and borrowings in PLN:
  - PLN 106,623 thousand in PKO BP S.A
  - PLN 34,607 thousand in Bank Pekao S.A.
  - PLN 20,525 thousand in BH w Warszawie S.A.
  - PLN 12,709 thousand in BPH S.A.
  - PLN 8,289 thousand in Bank Ochrony Środowiska S.A.
  - PLN 5,086 thousand In Narodowy Fundusz Ochrony Środowiska
  - PLN 1,580 thousand in BRE BANK S.A.
  - PLN 750 thousand in w BGŻ S.A.
  - PLN 723 thousand in ING Bank Śląski S.A.
- repayments of loans in Unipetrol Group of CZK 18,719,282 thousand (PLN 2,656,511 thousand)
- repayment of loans in ORLEN DEUTSCHALND A.G. of EUR 62,611 thousand (PLN 253,162 thousand)

a) Bank loans by currency (translated to PLN)

		30 June 2006 (unaudited)	31 December 2005
PLN	(1)	618 355	510 743
USD	(2)	17 500	730 065
CHF	(3)	4 063	6 738
EUR	(4)	2 109 568	1 451 030
CZK	(5)	1 097 608	1 258 145
		3 847 094	**3 956 721**

As at 30 June 2006 and 31 December 2005 the level of flat interest rates and loan margins relating to bank loans with floating rate based interest were as follows:

30 June 2006 (unaudited)	PLN (1) Indebtedness balance	Margin/ rate within the range
Floating rate	618 355	
T/N WIBOR		0.06% - 1.00%
1 W WIBOR		to 0.80%
1M WIBOR		0.06% - 3.60%
3M WIBOR		0.55% - 0.70%
Total PLN	**618 355**	

30 June 2006 (unaudited)	USD (2) Indebtedness balance	Margin/ rate within the range
Floating rate	17 500	
1M LIBOR		0.45% - 1.35%
3M LIBOR		to 2.70%
6M LIBOR		0.15% - 0.30%
Total USD	**17 500**	

30 June 2006 (unaudited)	CHF (3) Indebtedness balance	Margin/ rate within the range
Floating rate	4 063	
3M LIBOR		to 1.00%
Total CHF	**4 063**	

(all amounts in PLN thousand)

30 June 2006 (unaudited)	EUR (4) Indebtedness balance	Margin/ rate within the range
Flat rate	82 677	2.60% - 7.30%
Floating rate	2 026 891	
1M EURIBOR		0.14% - 0.75%
3M EURIBOR		0.15% - 3.80%
6M EURIBOR		0.30% - 1.35%
Total EUR	**2 109 568**	

30 June 2006 (unaudited)	CZK (5) Indebtedness balance	Margin/ rate within the range
Flat rate	1 292	to 2.00%
Floating rate	1 096 316	
O/N PRIBOR		to 0.50%
1D PRIBOR		to 0.30%
14D PRIBOR		to 0.70%
1W PRIBOR		to 0.50%
1M PRIBOR		0,20% - 0.90%
3M PRIBOR		0,50% - 2.80%
6M PRIBOR		0,60% - 0.80%
Total CZK	**1 097 608**	

Total	**3 847 094**	
	=========	

31 December 2005	PLN (1) Indebtedness balance	Margin/ rate within the range
Floating rate	510 743	
T/N WIBOR		0.06% - 1.00%
1M WIBOR		0.07% - 3.00%
3M WIBOR		0.55% - 3.00%
Total PLN	**510 743**	

31 December 2005	USD (2) Indebtedness balance	Margin/ rate within the range
Floating rate	730 065	
1M LIBOR		0.40% - 1.35%
3M LIBOR		0.40% - 2.70%
6M LIBOR		to 0,15%
Total USD	**730 065**	

31 December 2005	CHF (3) Indebtedness balance	Margin/ rate within the range
Floating rate	6 738	
3M LIBOR		to 1.00%
Total CHF	**6 738**	

31 December 2005	EUR (4) Indebtedness balance	Margin/ rate within the range
Flat rate	88 962	2.60% - 7.30%
Floating rate	1 362 068	
1M LIBOR		to 1.00%
1M EURIBOR		0.40% - 1.00%
3M EURIBOR		0.40% - 1.50%
6M EURIBOR		0.30% - 1.35%
Total EUR	**1 451 030**	

(all amounts in PLN thousand)

31 December 2005	CZK (5) Indebtedness balance	Margin/ rate within the range	
Flat rate	7 978	2.00% -	3.27%
Floating rate	1 250 167		
1D PRIBOR		to	0.30%
1W PRIBOR		to	0.30%
2W PRIBOR		0.25% -	0.70%
1M PRIBOR		0.45% -	0.90%
3M PRIBOR		0.60% -	0.80%
6M PRIBOR		0.48% -	0.90%
Total CZK	**1 258 145**		
Total	**3 956 721**		

As at 30 June 2006 and 31 December 2005 interest rate for specific bases were as follows:

	30 June 2006	31 December 2005
T/N Wibor	4.10%	4.60%
1W Wibor	4.11%	4.60%
1M Wibor	4.12%	4.60%
3M Wibor	4.21%	4.60%
1 M Euribor	2.8970%	2.4070%
3 M Euribor	3.0560%	2.4870%
6 M Euribor	3.2450%	2.6370%
1M Libor (USD)	5.3344%	4.3900%
3M Libor (USD)	5.4806%	4.5362%
6M Libor (USD)	5.5894%	4.7000%
1M Libor (EUR)	2.8996%	2.4021%
3M Libor (CHF)	1.5200%	1.0100%
Rediscount interest rates of National Bank of Poland	4.25%	4.75%

As at 30 June 2006 and 31 December 2005 bank loans and borrowings of PLN 651,428 thousand and PLN 691,780 thousand, respectively, were pledged on the Group's assets.

b) Interest bearing loans

	30 June 2006 (unaudited)	31 December 2005
Narodowy Fundusz Ochrony Środowiska	7 978	13 065
Total	7 978	13 065

Loans' floating interest rates amounted to 1.70% - 3.00 and 1.90% - 3.20% as at 30 June 2006 and 31 December 2005, respectively.

c) Debt securities

Debt securitities by kind	Face value**	Fair value measurement in relation to bonds quoted at the Stock Exchange in Prague	Discount in relation to zero coupons bonds	Book value	Interests terms	End of holding period	Type of surety
Flat rate bonds*	284 200	426 622	-	426 622	12.53	2013-12-28	Unsecured
Zero coupons bonds	184 730	-	(10 964)	173 766	-	2007-04-01	Unsecured

* Interest calculated on flat rate bonds are recognized in the amount of PLN 54,385 thousand as short-term liabilities.
** including foreign exchange differences as to 31 December 2005, related to flat rate bonds of PLN 18,400 thousand and zero coupons bonds in amount of PLN 11,960 thousand

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

As at 30 June 2006 the liabilities related to debt securities issued by the Group amounted to PLN 600,388 thousand.

The Group monitors opportunities to obtain loans and borrowings based on more favorable terms due to changes in market conditions.
The Group utilizes loans both in PLN and foreign currencies, subject mainly to floating interest rates.
As at 30 June 2006 and 31 December 2005, in accordance with agreements concluded with banks, the Group had unutilized amount of bank loans and borrowings at floating rate of PLN 3,683,441 thousand and PLN 3,896,154 thousand respectively.

18. Provisions

Long-term provisions

	30 June 2006	31 December 2005
	(unaudited)	
Land reclamation provision	493 119	487 164
Retirement benefits and jubilee bonuses	200 807	197 219
Business risk provision	129 384	133 920
Shield programmes provision	99 428	68 718
Other provisions	73 141	69 970
Total	**995 879**	**956 991**

Short-term provisions

	30 June 2006	31 December 2005
	(unaudited)	
Land reclamation provision	66 872	71 143
Retirement benefits and jubilee bonuses	19 025	19 186
Business risk provision	389 032	392 186
Shield programmes provision	46 459	130 500
Other provisions	68 427	70 258
Total	**589 815**	**683 273**

The Group has legal or constructive obligation to reclaim contaminated land in area of production plants, petrol stations and warehouse bases. In the period 2000-2004 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by independent experts. The amount of the environmental provision was reassessed by the Management Board on the basis of analyses of independent experts. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.

(all amounts in PLN thousand)

The changes in provisions in particular periods were as follows:

Changes in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	**487 164**	**197 219**	**133 920**	**68 718**	**69 970**	**956 991**
Provision made during the period	7 221	5 261	6 189	30 710*	3 587	52 968
Provision used during the period	-	(836)	-	-	(221)	(1 057)
Provision reversed during the period	(1 266)	(837)	(10 725)	-	(195)	(13 023)
30 June 2006	**493 119**	**200 807**	**129 384**	**99 428**	**73 141**	**995 879**

* shield programmes provision reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	**373 209**	**178 381**	**38 933**	**25 464**	**26 305**	**642 292**
Provision made during the period	65 176	5 251	-	47 705	41 404	159 536
Provision used during the period	(7 224)	(779)	(161)	-	(1 953)	(10 117)
Provision reversed during the period	(200)	(324)	(2 199)	-	(11 116)	(13 839)
30 June 2005	**430 961**	**182 529**	**36 573**	**73 169**	**54 640**	**777 872**

(all amounts in PLN thousand)

Change in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	71 143	19 186	392 186	130 500	70 258	683 273
Provision made during the period	161	5 738	8 460	-	8 955	23 314
Provision used during the period	(4 157)	(5 581)	(11 592)	(53 331)	(6 439)	(81 100)
Provision reversed during the period	(275)	(318)	(22)	(30 710)*	(4 347)	(35 672)
30 June 2006	66 872	19 025	389 032	46 459	68 427	589 815

* shield programmes provision reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	128 493	19 065	49 049	44 536	42 299	283 442
Provision made during the period	2 250	13 194	378 908*	6 482	55 692	456 526
Provision used during the period	(2 140)	(7 971)	(109)	-	(11 628)	(21 848)
Provision reversed during the period	(9 043)	(405)	(17)	-	(7 938)	(17 403)
30 June 2005	119 560	23 883	427 831	51 018	78 425	700 717

* incl. provision for the negative financial impact of execution of the agreements concerning the disposal of portion of of assets and liabilities of Unipetrol Group

Total long-term and short-term provisions

30 June 2006	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	493 119	200 807	129 384	99 428	73 141	995 879
Short-term provisions	66 872	19 025	389 032	46 459	68 427	589 815
Total provisions	559 991	219 832	518 416	145 887	141 568	1 585 694

30 June 2005	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	430 961	182 529	36 573	73 169	54 640	777 872
Short-term provisions	119 560	23 883	427 831	51 018	78 425	700 717
Total provisions	550 521	206 412	464 404	124 187	133 065	1 478 589

(all amounts in PLN thousand)

19. Trade and other liabilities and accrued expenses

Trade and other liabilities comprised of the following:

	30 June 2006 (unaudited)	31 December 2005
Trade liabilities	4 399 181	3 912 336
Liabilities due to acquisition of property, plant and equipment	166 323	347 973
Holiday pay accrual	32 506	29 669
Payroll liabilities	36 833	53 762
Loyalty programme VITAY	77 518	61 858
Dividends liabilities	904	3 503
Excise tax and fuel charge liabilities	839 076	1 022 520
Other taxation, duty and social security liabilities	962 964	581 572
Other liabilities and accrued expenses	671 104	670 857
Total	**7 186 409**	**6 684 050**

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 3,042,261 thousand as at 30 June 2006 and PLN 3,712,599 thousand as at 31 December 2005. The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

The VITAY is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for fuel or VITAY gifts.

The Company creates provision for the number of points granted to customers but not yet exchanged for gifts. The cost is recognized in the profit and loss in the period points had been granted. The provision is estimated on the basis of total unrealized amount of points and current cost per one VITAY point and equals 75% of the value of unrealized points (75% being a ratio for points' realizability)

20. Deferred income

	30 June 2006 (unaudited)	31 December 2005
Subventions	8 695	8 910
Other	13 531	10 355
Total	**22 226**	**19 265**

21. Shareholders' equity

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 30 June 2006 amounted to PLN 534,636 thousand. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 30 June 2006 and 30 June 2005 consisted of the following series of shares:

Share series	Number of shares issued as at 30 June 2006	Number of shares issued as at 30 June 2005	Number of shares authorized as at 30 June 2006	Number of shares authorized as at 30 June 2005
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

(all amounts in PLN thousand)

In Poland, each new issuance of shares is labeled as a new series of shares. All of the above series involve the exact same rights.
The balance of the hedging reserve results from valuation of derivatives meeting the criteria for hedge accounting (for cash flow hedges).
The balance of foreign exchange differences on subsidiaries from consolidation is adjusted by differences resulting from translation of the financial statements of ORLEN Deutschland from EUR into PLN and Unipetrol from CZK into PLN.

The nominal share capital and nominal share premium as at 31 December 1996, were revalued on a basis of monthly general price indices by PLN 691,802 thousand (PLN 522,999 thousand revaluation of share capital and PLN 168,803 thousand revaluation of share premium) in accordance with IAS 29.24 and 29.25. The afore were presented as share capital revaluation adjustment and share premium revaluation adjustment in the balance sheet.
The Company's General Shareholders' Meeting held on 27 June 2006 adopted a resolution to pay a dividend in the amount of PLN 1,924,690,774.50, giving 4.50 per share provided that PKN ORLEN S.A. finally terminates its participation in the tender for the purchase of shares of Mazeikiu Nafta by 31 March 2007 in such a way that it will not purchase the shares of Mazeikiu Nafta or the right to purchase them.
For current information about issues related to agreements concerning purchase of shares of Mazeiku Nafta refer to Note 37 d Additional information.

22. Minority interests

Minority interests represent part of the net assets of subsidiaries that is not owned, directly or indirectly, by the shareholders of the Parent Company.

Minority Shareholder's interest by entities:

	30 June 2006 (unaudited)	31 December 2005
Anwil S.A. Group	226 106	214 641
Rafineria Trzebinia S.A. Group	100 568	96 301
Rafineria Nafty Jedlicze S.A.Group	43 372	44 184
Inowrocławskie Kopalnie Soli "Solino" S.A.	25 084	24 008
Petrolot Sp. z o.o.	27 350	30 834
ORLEN PetroZachód Sp. z o.o.	-	11 506
Unipetrol a.s.	2 269 763	2 044 120
Spolana a.s.	59 939	59 190
Paramo a.s.	70 403	55 467
Other	44 839	36 227
Total	**2 867 424**	**2 616 478**

(all amounts in PLN thousand)

23. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in other non-current assets and trade and other receivables	(1 625 878)	(2 445 784)
Change in dividends receivables	465 986	32 519
Change in the Group structure	(449)	1 930 478
Change in receivables relating to acquisition of Unipetrol Group	-	120 810
Other	36 778	25 656
Change in receivables in the cash flow statement	**(1 123 563)**	**(336 321)**

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in other long-term liabilities, *trade and other* liabilities and accrued expenses.	*497 184*	4 426 841
Change in investment liabililties	181 650	9 667
Change in dividends liabilities	(2 599)	(911 020)
Change in liabilities relating to acquisition of Unipetrol Group	-	(221 295)
Change in the Group structure	430	(1 953 849)
	(83 400)	(156 562)
Change in liabilities and accrued expenses in the cash flow statement	**593 265**	**1 193 782**

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in inventories	(698 055)	(2 426 109)
Change in the Group structure	-	1 138 412
Foreign exchange differences	100 680	(1 091)
Other	(2 977)	(10 498)
Change in inventories in the cash flow statement	**(600 352)**	**(1 299 286)**

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in provisions	(54 570)	552 855
Change in the Group structure	18	143 558
Change in deferred tax liabilities relating to fair value adjustment of non-current assets.	5 577	(351 151)
Other	(12 155)	75 548
Change in provisions in the cash flow statement	**(61 130)**	**420 810**

(all amounts in PLN thousand)

24. Segment data

Revenues, costs and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Revenues												
Sales to external customers	18 834 057	13 834 418	4 291 902	1 819 074	1 214 032	750 443	478 969	307 691			24 818 960	16 711 626
Transactions with other segments	5 819 435	2 342 322	1 837 421	940 844	75 785	508	525 210	410 041	(8 257 851)	(3 693 715)	-	-
Settlement of hedging transactions			56 227	49 330							56 227	49 330
Total sales revenues	24 653 492	16 176 740	6 185 550	2 809 248	1 289 817	750 951	1 004 179	717 732	(8 257 851)	(3 693 715)	24 875 187	16 760 956
Total operating cost	(23 565 860)	(14 652 725)	(5 648 704)	(2 336 735)	(1 216 226)	(664 533)	(944 808)	(695 221)	8 254 284	3 693 626	(23 121 314)	(14 655 568)
Other operating revenues	147 787	120 372	45 636	12 026	17 888	4 661	14 674	29 922			225 985	166 981
Other operating expenses	(87 719)	(182 918)	(44 275)	(26 649)	(5 554)	(1 745)	(17 829)	(21 891)			(155 177)	(233 203)
The excess of the fair value of acquired net assets over the acquisition cost	-	778 168	-	892 921	-	123 936	-	259 296	-	(248 860)	-	1 805 461
Segment result	1 147 700	2 239 637	538 207	1 350 811	85 925	213 270	56 416	289 838	(3 567)	(248 949)	1 824 681	3 644 607
Unallocated revenues of the Group											19 939	4 531
Unallocated excess of the fair value of acquired net assets over the acquisition cost											-	88 228
Unallocated costs of the Group											(195 006)	(553 731)
Profit (loss) on the sale of all or part of shares of related parties											1 280	29 395
Profit from operations											1 650 894	3 413 030
Financial revenues											224 761	368 760
Financial expenses											(326 746)	(258 124)
Share in profit from investments accounted for under equity method	(575)	7 629	-	-	399	78	99 361	103 357			99 185	111 064
Profit before tax											1 648 094	3 634 730
Income tax expense											(292 034)	(390 728)
Net profit											1 356 060	3 244 002

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Segment assets employed	19 325 291	16 890 756	9 086 309	9 492 755	2 432 607	2 348 817	4 211 023	3 698 874	(1 670 743)	(1 752 436)	33 384 487	30 678 766
Investments in associates	(26 021)	13 960	28 187	-	7 738	7 312	622 178	1 003 805			632 082	1 025 077
Assets clasified as held for sale	1 776	1 776	-	-	4 006	4 006	1 107	183			6 889	5 965
Unallocated assets classified as held for sale											56 741	82 679
Unallocated assets of the Group											1 486 354	1 611 624
Total consolidated assets											35 566 553	33 404 311
Segment liabilities	5 704 853	5 456 289	1 433 119	834 951	379 865	405 273	643 843	1 075 895	(1 637 480)	(1 599 824)	6 524 200	6 172 584
Unallocated liabilities of the Group											7 995 299	7 918 738
Total consolidated liabilities											14 519 499	14 091 322

As at 30 June 2006 and 30 June 2005 all of the Group's assets are located in Poland, Germany, Czech Republic, Switzerland, Austria and Spain, where also all capital expenditures were incurred in the I half of 2006 and I half of 2005.

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Cost incurred to acquire segment property, plant and equipment and intangible assets	363 739	338 616	116 853	317 197	84 323	120 050	74 272	53 909	639 187	829 772
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									13 524	24 638
Total cost incurred to acquire property, plant and equipment and intangible assets									652 711	854 410
Segment depreciation	399 025	360 754	367 456	95 358	92 755	46 311	105 940	110 281	965 176	612 704
Depreciation of unallocated assets									11 297	16 448
Total depreciation									976 473	629 152
Non-cash expenses other than depreciation	71 008	123 771	17 681	1 239	1 672	1 047	17 452	74 542	107 813	200 599

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Impairment allowances	(38 183)	(53 119)	(15 533)	(1 794)	(1 741)	(760)	(9 655)	(4 687)	(65 112)	(60 360)
Unallocated allowances									(13 603)	(2 777)
Total impairment allowances									(78 715)	(63 137)
Reversal of impairment allowances	46 463	73 016	20 217	2 688	2 373	2 705	10 011	10 199	79 064	88 608
Unallocated reversal of impairment allowances									8 154	100
Total reversal of impairment allowances									87 218	88 708

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the I half of 2006 and I half 2005

	Revenues from sale by geographical area	
	for 6 months ended	
	30 June 2006	30 June 2005
Poland	10 050 378	10 214 259
Germany	5 448 277	4 457 298
Czech Republic	5 696 191	1 152 155
Other countries	3 680 341	937 244
Total revenues from sale by geographical area	24 875 187	16 760 956

(all amounts in PLN thousand)

25. Financial instruments

a) Transactions within derivatives of Parent Company

According to market risk management policy approved by the Management Board of PKN ORLEN S.A., the reduction of the volatility of cash flows and potential losses resulting from events which could have a negative impact on the Company's result is the Company's major goal in terms of market risk management. Market risk management includes identification, measurement and definition of risk mitigation, taking into consideration fluctuation of exchange rates, interest rates and prices of goods.

As at the end of June 2006 the Company's portfolio comprised hedging instruments (concluded in 2003), hedging sales revenues of petrochemical products. As a consequence, the Company significantly reduced fluctuations of revenues from sale of the above mentioned products. The Company applies currency-interest EUR/PLN swap transactions. The principles of cash flows hedge accounting are applied to the instruments.

According to market risk management policy actualized in January 2006 the Company started to hedge its net operating exposure in EUR and USD systematically. Financial instruments used to hedge above mentioned exposures were currency forwards. The principles of cash flow hedge accounting were not applied to the instruments concluded and settled in the same quarter. In other cases, cash flow hedge accounting was applied to this group of financial instruments.

Due to the settlement of swaps and swaptions concluded in 2003 as well as changes in exchange rates and interests rates, the portion determined to be an effective hedge, recognized directly in equity in the net amount after deduction of the deferred tax, decreased by PLN 33,538 thousand in comparison to the end of 2005 and amounted to PLN 44,902 thousand. The portion determined to be an ineffective hedge was recognized in the profit and loss for the first half of 2006 in the gross amount of PLN (28,361) thousand. This amount includes depreciation of premium on swaption. The cash flows resulting from the settlement of the instruments in the first half of 2006 amounted to PLN 55,494 thousand.

The Company values derivatives at fair value using financial instruments valuation models that utilize widely available data from active markets. The transactions can only be concluded with reliable partners that were authorized to participate in transactions as a result of procedures obliging in the Company and within limits granted. In accordance with market risk management policy, conclusion of transactions for speculation is unallowable in PKN ORLEN S.A. All the concluded transactions are reflected in the physical transactions and hedge risk resulting directly from relevant actual transactions or belong to the group of probable transactions.

Recognition of swap hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions – derivatives
Fair value as at 31 December 2005	**96 840**	-
INCREASE	-	-
- purchase, creation, drawing	-	-
- valuation	-	-
- revaluation	-	-
- reclassification	-	-
DECREASE	**61 327**	-
- sale, release, repayment	-	-
- valuation	-	-
- revaluation	61 327	-
- reclassification	-	-
Fair value as at 30 June 2006	**35 513**	-

(all amounts in PLN thousand)

Recognition of forward hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions – derivatives
Fair value as at 31 December 2005	-	-
INCREASE	**9 278**	**20 052**
- purchase, creation, drawing	-	-
- valuation	9 278	20 052
- revaluation	-	-
- reclassification	-	-
DECREASE	-	-
- sale, release, repayment	-	-
- valuation	-	-
- revaluation	-	-
- reclassification	-	-
Fair value as at 30 June 2006	**9 278**	**20 052**

As at the end of June 2006 the Company's portfolio comprised 81 currency forwards concluded in 2006, including 16 forwards concerning purchase of USD currency in the amount of USD 37.4 million, 29 forwards concerning sales of USD currency in the amount of USD 120.5 million and 36 forwards concerning sales of EUR currency in the amount of EUR 201.3 million. The principles of cash flows hedge accounting are applied to these instruments.

(all amounts in PLN thousand)

Derivative transactions – continued

Characteristics of term swap transactions

Company	Type of term transactions	Transaction concluded on	Period of transaction	Amount of PLN required to settle term contract for the sales of EUR	Interest rate for nominal amount**	Exchange rate**
PKN ORLEN	Currency – interest swap (EUR/PLN) depreciated using the straight – line method*	08.10.2003	20.10.2003-29.09.2006	224 136.0	2.4%	4.5
PKN ORLEN	Currency – interest swap (EUR/PLN) depreciated using the straight – line method*	10.10.2003	20.10.2003-29.09.2006	224 284.5	2.4%	4.5
PKN ORLEN	Currency – interest swap (EUR/PLN) depreciated using the straight – line method*	15.10.2003	20.10.2003-29.09.2006	225 720.0	2.4%	4.6
PKN ORLEN	Currency swap (EUR/PLN) depreciated using the straight – line method*	17.12.2003	18.12.2003-30.11.2006	814 968.0	0.0%	5.5

Payment date of interest from the amount bought forward	Payment date of interest from the amount sold forward	Amount of interest received by PKN ORLEN in the period ended 30 June 2006	Amount of interest paid by PKN ORLEN in the period ended 30 June 2006	Fair value as at 30 June 2006	Fair value as at 31 December 2005
Last working day of a month	-	55 494	-	35 513	96 840

* Derivatives as at the end of the period are valued at fair value, whereas every month interest is accrued on unamortized portion of base value of the financial instrument.
** Interest rates and exchange rates rounded to one decimal.

PKN ORLEN SA
SEC File
82-5036

b) Transactions within derivatives of subsidiaries

Chemopetrol entered into interest swap contracts to hedge against interest rate risk.
Data relating to interest swaps as at 30 June 2006 are presented in the below table:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Amount	Base interest rate	Fair value in CZK thousands as at 30 June 2006
Chemopetrol	CITIBANK N.A.	Interest swap	06.09.00	15.02.01-15.08.08	11 291 679 USD	fix 6.70 <=> 6M USD LIBOR	-6 640
Chemopetrol	CITIBANK N.A.	Interest swap	06.09.00	15.02.01-15.08.08	11 291 679 USD	fix 6.35 <=> 6M USD LIBOR	-4 794

Interest swap was divided into hedge accounting part (99.815%) and available for sale part (0.185%).

Chemopetrol entered into Cross Currency swap for trading purposes. Data relating to Cross Currency swap as at 30 June 2006 are presented in the below table:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Amount	Base interest rate	Fair value in CZK thousands as at 30 June 2006
Chemopetrol	Česká Spořitelna, a.s.	Cross currency swap	15.04.05	15.07.05-15.07.11	EUR 23.47 million <=> CZK 704 million	6M EURIBOR <=> 6M PRIBOR	34 596

Interest received by the Group in the period of 6 months ended 30 June 2006 amounted to CZK 7,170 thousand and interests paid by the Group in the period of 6 months ended 30 June 2006 amounted to CZK 15,576 thousand.

The below table presents financial instruments of Anwil S.A. hedging against changes on the currency market. Valuation of these financial instruments amounted to PLN (635) thousand, in the portion relating to options and PLN (493) thousand as far as forwards are concerned.

Currency options in 2006:

Expiry date	Exchange rate	Nominal amount EUR
July	3.90	600,000
August	3.90	600,000
September	3.90	600,000
October	3.90	800,000
November	3.90	800,000
December	3.90	800,000

Currency options in 2006:

Expiry date	Exchange rate	Nominal amount EUR
July	3.91	500,000
August	3.91	500,000
September	3.91	500,000
October	3.91	500,000
November	3.91	500,000
December	3.91	500,000

Currency forwards in 2006:

Expiry date	Exchange rate	Nominal amount EUR
July	3.90	600,000
August	3.90	600,000
September	3.90	600,000
October	3.90	800,000
November	3.90	800,000
December	3.90	800,000

(all amounts in PLN thousand)

c) Financial instruments by class:

	30 June 2006 (unaudited)	31 December 2005
1. Financial assets at fair value through profit and loss	135 887	96 962
2. Financial assets held to maturity	14 417	19 638
3. Financial assets available for sale	684 644	731 801
4. Loans and receivables, including:	5 077 809	4 022 040
-loans granted	16 571	15 409
-trade receivables	5 061 238	4 006 631
5. Cash and cash equivalents	1 190 591	1 126 803
6. Financial liabilities at fair value through profit and loss	23 755	40
7. Trade liabilities	4 399 181	3 912 336
8. Interest-bearing loans and borrowings	4 455 460	4 516 797

The value of long-term financial assets stated at cost less impairment charges as at 30 June 2006 amounted to PLN 64,361 thousand and as at 31 December 2005 to PLN 37,845 thousand and included mainly shares and stakes not quoted in an active market.
The Group presents derivative transactions with positive fair value as financial assets at fair value through profit and loss and derivative transactions with negative fair value as financial liabilities at fair value through profit and loss.

The value of short-term financial assets held to maturity as at 30 June 2006 and 31 December 2005 amounted to PLN 10,470 thousand and PLN 12,969 thousand, respectively.

d) Interest rate risk

The Group's financial liabilities are held to maturity. The effective interest rate is similar to nominal interest rate (the Group does not pay commission on majority of loans received; loan margins are at relatively low level). Cash flow surpluses are deposited primarily in treasury securities i.e. State Treasury bills and/or bonds.

The Group uses bank loan financing. The fluctuation of interest rates impacts both financial expenses and financial revenues. An increase in interest rates results in an increase in the Group's financial expenses, in particular interest on loans and borrowings, as well as it contributes to an increase in interest from deposited cash.

e) Credit risk

The Management Board believes that no significant credit risk in respect of receivables from financial instruments or loans granted by members of the Group exists (details in note 17).

f) Currency risk

The main sources of currency risk influencing the Group are: purchases of raw materials, sales of refinery and petrochemical products, real and capital investments indexed to currencies other than the Group companies' functional currency or denominated in currencies other than the Group companies' functional currency, as well as loans, borrowings and cash in foreign currency.

In the first half of 2006 the Company hedged its EUR/PLN exposure with currency swaps and currency forwards stabilizing cash flows from sales of petrochemicals dependent on EUR/PLN exchange rate. Moreover, the Company hedged its net operating exposure in USD with currency forwards stabilizing cash flows from sales of refinery products and purchases of REBCO crude oil dependent on USD/ PLN exchange rate.

(all amounts in PLN thousand)

26. Costs by kind

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Materials and energy	13 920 750	7 796 586
Cost of merchandise and materials sold	6 046 321	5 105 129
External services	1 444 842	906 498
Payroll, social security and other employee benefits	749 107	546 178
Depreciation	976 473	629 152
Taxes and charges	163 420	160 701
Other	300 005	711 880
	23 600 918	**15 856 124**
Change in inventory, prepayments and accrued expenses	(67 114)	(343 238)
Cost of products and services for own use	(62 307)	(70 364)
Operating cost	**23 471 497**	**15 442 522**
Distribution expenses	(1 274 414)	(1 036 387)
General and administrative expenses	(538 483)	(422 805)
Other operating expenses*	(169 373)	(566 816)
Cost of finished goods, merchandise and raw materials sold	**21 489 227**	**13 416 514**

* including abnormal amount of wasted material, labor and other productions costs, excluded from the cost of inventories in accordance with IAS 2 "Inventory".

27. Other operating revenues and expenses

Other operating revenues

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Profit on sale of non-financial non-current assets	33 631	4 408
Reversal of provisions	17 105	19 516
Reversal of allowances*	87 218	88 708
Proceeds from perpetual usufruct of land	17 569	14 088
Penalties and compensations earned	4 768	9 092
Other**	85 633	1 929 389
Total	**245 924**	**2 065 201**

* including reversal of allowances for:	for 6 months ended 30 June 2006 (unaudited)	for 6 months Ended 30 June 2005 (unaudited)
receivables	55 186	55 394
inventories	14 859	2 462
property, plant and equipment and intangible assets	17 173	30 852
	87 218	88 708

** including in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the cost of PLN 1,893,688 thousand

(all amounts in PLN thousand)

Other operating expenses

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Loss on sale of non-financial non-current assets	4 993	8 692
Revaluation of property, plant and equipment	11 894	3 668
Creation of provisions	16 237	460 689
Impairment allowances *	66 821	59 469
Donations	5 396	4 252
Nonculpable shortages in current assets	3 587	5 149
Other	60 445	24 897
Total	**169 373**	**566 816**

* including allowances for:	for 6 months ended 30 June 2006 (unaudited)	for 6 months Ended 30 June 2005 (unaudited)
receivables	54 681	53 651
inventories	6 408	5 377
other	5 732	441
	66 821	59 469

28. Net financial revenues and expenses

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Interest paid	(122 055)	(68 017)
Negative foreign exchange differences surplus	(133 323)	(139 861)
Interest received	34 189	62 431
Positive foreign exchange differences surplus	142 711	20 516
Gains on trade in shares and other securities	4 534	3 071
Dividends received	8 656	7 582
Discount on the acquisition of receivables of Unipetrol Group	4 276	238 262
Decrease in receivables allowances	4 135	7 705
Increase in receivables allowances	(8 825)	(13 315)
Other	(36 283)	(7 738)
Total	**(101 985)**	**110 636**

29. Income tax expense

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Current tax	(380 824)	(384 076)
Deferred tax	88 790	(6 652)
Total	**(292 034)**	**(390 728)**

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

(all amounts in PLN thousand)

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Profit before tax	**1 648 094**	**3 634 730**
Corporate income tax for 2005 and 2004 by the valid tax rate (19% in Poland)	(313 138)	(690 599)
Difference between Polish and German (40%) tax rates	1 837	(5 706)
Difference between Polish and Czech (26%) tax rates	19 367	3 943
The excess of fair value of the net identifiable assets, liabilities and contingent liabilities over the acquisition cost	-	359 801
Share in profit from investments accounted for under equity method	(18 845)	(21 102)
Other permanent differences	18 745	(37 065)
Income tax expense	**(292 034)**	**(390 728)**
Effective tax rate	18%	11%

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is also a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

As the companies in the Group are separate taxpayers, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheet presents deferred tax assets of PLN 79,192 thousand as at 30 June 2006 and PLN 62,131 thousand, as at 31 December 2005 and deferred tax liabilities of PLN 978,290 thousand as at 30 June 2006 and PLN 1,020,159 thousand as at 31 December 2005.

(all amounts in PLN thousand)

The net deferred tax liability as at 30 June 2006 and 31 December 2005 comprised of the following:

	30 June 2006 (unaudited)	31 December 2005
Deferred tax assets:		
Land reclamation provision	100 345	88 674
Difference between carrying amount and tax base of property, plant and equipment	75 756	-
Other receivables allowances	40 510	10 942
Retirement benefits, jubilee bonuses and holiday pay accrual	48 343	23 704
Expenses for loyalty programme prizes	13 807	11 753
Impairment of non-current assets	26 820	60 572
Financial non-current assets allowances	21 689	37 091
Unrealised foreign exchange differences	10 693	-
Inventory allowances	15 467	15 042
Costs of disposal of property, plant and equipement and intangible assets	6 102	6 237
Other provisions	105 672	18 859
Other	56 265	50 537
Total deferred tax assets	**521 469**	**323 411**
Deferred tax liabilities		
Investment relief *	130 384	137 155
Difference between carrying amount and tax base of property, plant and equipment	1 180 314	978 068
Unrealised foreign exchange differences	-	49 214
Financial instruments	9 369	19 419
Difference in contribution in kind	46 188	42 870
Finance lease provided for as operating lease in accordance with tax regulations	26 799	33 514
Other	27 513	21 199
Total deferred tax liabilities	**1 420 567**	**1 281 439**
Deferred tax liabilities, net (Deferred tax liabilities - deferred tax assets)	**899 098**	**958 028**

* According to the Polish tax regulations, taxpayers were entitled to deduct qualified investment expenditures in a given tax year from the taxable income (investment relief). In addition, taxable income could have been further reduced in the following year by 50% of previous year's deduction (investment premium). This was described in detail in Note 33 b.

30. Leases

a) The Group as a lessee

- operating lease

Lease agreements and other agreements of an operating nature regard mainly the lease of tanks, gas facility, buildings, cars, tractors, semitrailers, vehicle tanks, forklifts and computer equipment. The minimum lease payments recognized as costs during the six months period ended 30 June 2006 amounted PLN 59,408 thousand and PLN 30,233 thousand in 2005.

(all amounts in PLN thousand)

Future minimum lease payments under above mentioned operating lease agreements as at 30 June 2006 and 31 December 2005 were as follows:

	30 June 2006 (unaudited)	31 December 2005
Up to 1 year	117 468	21 215
Between 1 and 5 years	493 672	247 844
Above 5 years	167	-
Total minimum lease payments	**611 307**	**269 059**

- finance lease

Finance lease agreements regard mainly the lease of cars, computer equipment, vehicle tanks, wagons, buildings, tractors, semitrailers and forklifts. The minimum lease payments recognized as costs during the six months period ended 30 June 2006 amounted to PLN 8,065 thousand and PLN 17,950 thousand in 2005.

Future minimum lease payments under above mentioned finance lease agreements as at 30 June 2006 and 31 December 2005 were as follows:

	30 June 2006 (unaudited)	31 December 2005
Up to 1 year	21 991	32 878
Between 1 and 5 years	76 262	78 190
Above 5 years	1 498	47 711
Total minimum lease payments	**99 751**	**158 779**

b) The Group as a lessor

- operating lease

Operating lease agreements regard the lease of machinery, equipment, buildings and cars. The minimum lease payments amounted to PLN 30,983 thousand in the six months period ended 30 June 2006 and PLN 16,683 thousand in 2005.

Gross investment in the lease due as at 30 June 2006 and 31 December 2005 for future periods were as follows:

	30 June 2006 (unaudited)	31 December 2005
Up to 1 year	3 837	3 566
Between 1 and 5 years	22 341	13 588
Above 5 years	29 779	18 066
Total gross lease investments in the lease	**55 957**	**35 220**

- finance lease

Finance lease agreements regard the lease of distributors and steering devices owned by the Parent Company by petrol stations not belonging to the Group. The agreements were concluded for a definite period. The lease term is for the major part of the economic life of the asset. After expiration of a lease agreement a lessee can purchase the object of the lease on mutually agreed conditions.

(all amounts in PLN thousand)

Gross investments in the lease due as at 30 June 2006 and 31 December 2005 for future periods were as follows:

	30 June 2006 (unaudited)	31 December 2005
Up to 1 year	305	878
Between 1 and 5 years	301	301
Above 5 years	-	-
Total gross lease investments in the lease	**606**	**1 179**

Unearned finance income as at 30 June 2006 amounted to PLN 57 thousand and as at 31 December 2005 to PLN 109 thousand.

As at 30 June 2006 and 31 December 2005 the Group companies did not record contingent rents recognized in the profit and loss and receivables allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the Group.

31. Incurred and planned capital expenditures and future ccommitments resulting from capital expenditures

Capital expenditures in first half of 2006 accounted for PLN 649,212 thousand, including PLN 78,458 thousand of environmental protection related investments. Planned investment expenditure in the Group in the period of 12 months from the balance sheet date amounts to PLN 2,499,730 thousand, including PLN 302,534 thousand of environmental protection related investments. As at 30 June 2006 future liabilities resulting from signed contracts amounted to PLN 534,805 thousand.

32. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the first half of 2006 and 2005 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 June 2006 and 30 June 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the first half of 2006 and 2005 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

During first half of 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	1 654	2 596	317	9
Natural persons*	-	-	-	-

(c) Transactions with related parties concluded through the managing persons of the Parent and other Group companies

During first half of 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

	Sale	Purchase	Receivables	Liabilities
Legal persons *	1 104	26	2 952	2 340
Natural persons*	300	-	-	-

* Transactions in the period of performing duties as managing persons in the Company.

d) Transactions with related parties, not consolidated with the full method, were concluded on market conditions and are presented below:

	Companies consolidated with the equity method
Sale	
First half of 2006	12 667
First half of 2005	7 087
Purchase	
First half of 2006	91 072
First half of 2005	73 543
Short term receivables	
30 June 2006	12 618
31 December 2005	4 532
Short term liabilities	
30 June 2006	21 279
31 December 2005	18 256

Above transactions with related parties relate to sale and purchase of petrochemicals, and purchase of repair, transport and other services. Prices are similar to market conditions.

(all amounts in PLN thousand)

33. Contingent liabilities and risks

a) Guarantees and other contingent liabilities of PKN ORLEN Group as at 30 June 2006 and 31 December 2005

	31 December 2005	Increase/ Decrease	30 June 2006	Expiration of guarantee/ surety
Guarantees and sureties granted to other entities:				
performance bonds issued by PKN ORLEN Group for the benefit of legal entities	44 530	8 991	53 521	01.12.2008
customs guarantees issued by Unipetrol a.s. and Parent Company as collateral of settlements towards Customs Office	14 755	2 529	17 284	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the Paylink Card Agreement issued by Orlen Oil Sp. z o.o. and Orlen PetroTank Sp. z o.o.	14 607	(1 872)	12 735	30.09.2006
bid guarantees issued by PKN ORLEN Group for the benefit of legal entities	2 011	125	2 136	14.09.2006
guarantee issued by Anwil S.A for the benefit of Unb GmbH related to the change in chlorine production technology investment	3 926	(3 926)	-	09.08.2006
other*	2 211	197	2 408	25.07.2006
Total guarantees and sureties:	**82 040**	**6 044**	**88 084**	
Other contingent liabilities:				
excise tax guarantees, including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure	966 379	(23 095)	943 284	
legal cases	39 692	(5 569)	34 123	
letters of credit	14 491	(10 750)	3 741	
Total other contingent liabilities:	**1 020 562**	**(39 414)**	**981 148**	
Total contingent liabilities	**1 102 602**	**(33 370)**	**1 069 232**	

* including guarantee of the loan for construction of a sewage-treatment plant for the city of Inowrocław in the amount of PLN 700 thousand.

(all amounts in PLN thousand)

b) Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium)

During the period 2001-2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2001	98 927	43 750
2002	14 234	49 222
2003	-	6 923
Total	**113 161**	**99 895**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 67,396 thousand of investment relieves.

c) Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Kraków had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.
On 30 December 2005 the Head of the Customs Office in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Kraków together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.

(all amounts in PLN thousand)

On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case is decided by Woivodship Administrative Court.
Until the present moment the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.
The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is high probability of positive outcome, based on the evidence and arguments raised by the Company. As a result the Company did not create a provision related to the case in the financial statement for the period ended 30 June 2006.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. The deadline for completion of control proceedings was prolonged to 30 November 2006.

On 12 May 2006 the Company received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of value added tax and excise tax for the period 1 January 2004 – 30 April 2004. The deadline for completion of control proceedings was established to 30 November 2006.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not yet known.

d) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofules are available.
On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A.. The Management Board of Rafineria Trzebinia S.A. appealed to the District Court against the decision of the Chairman of the Energy Regulatory Office on 26 September 2006.

e) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings.
The above described proceedings have not yet been ended.

(all amounts in PLN thousand)

f) Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by the Lotos Group S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos Group S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. On 4 October 2001 OCCP submitted an annulment to the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 14 March 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 30 April 2006 due to necessary completion of evidence from proceedings. On 31 July 2006 the Company was informed of the prolongation of the anti-trust proceedings until 31 August 2006. As at the date of preparation of these financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN S.A. and the petitioner in order to limit access rights to evidence and due to respective decisions issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court.

By virtue of the actual course of the proceedings it is difficult to assess the risk that PKN ORLEN S.A. may again be fined. However, in the light of time passed and significant changes in PKN ORLEN's market environment, the risk of penalty was assessed by the Company as low.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company is charged with a fine is remote.

(all amounts in PLN thousand)

g) Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005.

On 25 January 2006 PKN Orlen received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

On 9 May 2006 Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interest. The arbitration proceedings initiated by the law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest.
The amount claimed by Agrofert Holding a.s. in a third law suit is currently analyzed by the Company's legal advisors.

In respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the date of preparation of these financial statements the parties are conducting mediations aimed at amicable settlement of the dispute. The Management Board of the Company hopes that, as a consequence of series of meetings, the Company and ConocoPhillips will soon finalize the mediation process with positive outcome for both parties.
The foregoing financial statements include the provision created in the second quarter 2005 to cover the potential negative financial effects related to execution of the agreements.

h) Agreement with DEZA a.s.

In August and September 2005 UNIPETROL, a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55.01% shares, UNIPETROL a.s. – 38.79% and DEZA a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of ALIACHEM a.s.
Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit to the court in Ostrava regarding declaration of invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s. As a response Deza a.s. claimed for penalty in the amount of CZK 71,000 thousand for period 2 September 2005 – 11 November 2005 and CZK 18,000 thousand for period 6 October 2005 – 11 November 2005, calculated as at 11 November 2005. The amounts were calculated in line with above described agreements, which UNIPETROL a.s. considers as not valid.
On 24 March 2006 the Court in Ostrava rejected the motion of Unipetrol a.s. in respect of the declaration of invalidity. The rejection was substantiated by the fact that DEZA a.s. filed a separate claim against Unipetrol a.s.

(all amounts in PLN thousand)

in respect of settlement of contractual penalties. According to the view of the Court in Ostrava, proceedings related to declaration of invalidity are not necessary; hence it will be decided in front of the Court in Prague, prior to verdict in respect of the suit submitted by Deza a.s.
On 5 April 2006 Unipetrol received a warrant for payment of the contractual penalty from the Court in Prague. Unipetrol submitted an annulment to the warrant as well as it sustained its opinion as to invalidity of the agreements. Consequently, Unipetrol claims that requests of DEZA a.s. concerning contractual penalties should be rejected.
Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the financial impact on UNIPETROL a.s. is difficult to be quantified. The Management of UNIPETROL a.s. monitors the level of risk related to DEZA's claims on a current basis.
Simultaneously, in order to reduce potential risk, the Management Board of UNIPETROL has initiated further actions aimed at conclusion of a compromise that might result in elimination of legal faults in the agreements and renouncement of claims by DEZA a.s.

Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem, Agrobohemie and Lovochemie as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of UNIPETROL a.s. as at 30 June 2006 as long-term financial investments of PLN 519,227 thousand. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares in AGROBOHEMIE a.s. and ALIACHEM a.s., neither impairment provision in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

i) Compensation program for employees

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN S.A. subject to restructuring and reorganization processes.
According to the Agreement, employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN S.A. or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in accordance with Voluntary Leave Program (VLP). In case of non-acceptance of new job or salary conditions, an employee is entitled to receive a consideration equal to 3-months' salary.

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN S.A., for such which is within the distance of more than 40 kilometers, are entitled to receive a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

j) Shield programs

To support the restructuring process conducted in the Parent Company the Voluntary Leave Programme (VLP) was launched in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.
Due to the above, the Parent Company created a provision in the amount of PLN 236,000 thousand. The above provision was created in accordance with the Management Board's Resolution No 2537/05 of 22 December 2005.
As at 30 June 2006 the restructuring provision amounted to PLN 145,887 thousand.

k) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified

(all amounts in PLN thousand)

several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw declared that the Tankpol's appeal will be recognized on 21 March 2006. The Court of Appeals postponed pronouncing the judgment till 31 March 2006. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals declared that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. According to verbal justification of the verdict, the Court of Appeals is convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals is legally binding and feasible, however both parties are entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement claiming that it has appropriately executed the transfer of ownership agreement.

l) Polish tax regulations

Taxes in Poland are imposed both by the central government and by local authorities (to a little extent). The notion of a "tax" has been defined in the Tax Order Act, as a civic-public, free of charge, compulsory, non-returnable money consideration for the benefit of the State Treasury, voivodship, or district, resulting from an act on taxation.
The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. sale of shares or real estate). Business activities are also to a smaller extent infuenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.
Beside corporate income tax stated at 19% rate in 2006, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.
Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for the Parent and group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount, which does not indicate excise tax to be a multiphase tax. Excise tax rates are described as one of the following: percentage of tax base, amount per unit of excise tax goods, percentage of maximum retail price, amount per unit of excise tax goods and percentage of maximum retail price. In practice, tax rates described in decrees issued by the Minister of Finance are applied, whereas maximum tax rates were defined in the excise tax act.
In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.
Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the group, that conduct business activity in Poland, may be subject to a tax risk.

m) German tax regulations

The German tax system is similar to the Polish one, where beside direct income tax (corporate income tax), there are also indirect taxes such as value added tax and excise tax.
German tax system is more stable, where tax risks connected with business activity are mitigated by the taxpayer's entitlements.
Taxes in Germany may be imposed by state, federal and local authorities. Business activity is connected with the obligation to pay corporate income tax, personal income tax, social security charges, value added tax, excise tax, capital gains tax and real estate tax.

(all amounts in PLN thousand)

Calendar year is a fiscal year for the purpose of personal income tax. Tax rates amount up to 42%. Employers are obliged also to pay social security, health insurance and unemployment fund. Charges are co-financed by an employer and an employee. Due to the level of charges, employment costs are very high in Germany.
For the purposes of corporate income tax, companies seated in Germany or having the factual management headquarter in Germany are taxpayers on total income earned. Taxable income is calculated based on income on operating activity, which is increased and decreased by certain items. Basic corporate income tax rate amounts to 25%. Additionally, direct taxes are increased by the so-called solidarity charge (connected with the merger of two German states) amounting to 5.5% and tax on revenues, which is calculated considering so-called regional factor.
Value added tax is applied to goods and services. Basic rate amounts to 16% and reduced – 7%. The tax is based on the solutions applied in the EU. Similarly to VAT, excise tax regulations also reflect regulations applicable in the EU. This is the basis for imposing of excise tax on e.g. production and import of petrol or diesel oil in Germany.
Real estate tax is charged on all items of real estate (land and buildings) situated in Germany.
Tax regulations in Germany, similarly to other countries, might be subject to different interpretations from taxpayers and tax authorities. Expiration period for liabilities equals maximum 7 years. Regulations in respect of utilization of accumulated tax losses from prior years, which may be deducted from future income in a limited amount, are crucial for Orlen Deutschland A.G.'s activity in Germany.

n) Czech tax regulations

Group companies, conducting their business activity in the Czech Republic, are subject to value added tax, excise tax, corporate income tax, personal income tax and social security regulations. Corporate income tax rate, including capital gains tax equals 24% in 2006. Taxpayers can select a tax year that is different from the calendar year. Tax losses can be settled during the consecutive five years. Transactions between related parties must be based on market prices – tax authorities may assess the level of prices applied in intercompany transactions and impose severe fines, should the prices differ from the market level. Taxpayers might however request binding interpretation in respect of transfer pricing. Fee is charged for the issued interpretations.
Czech value added tax is based on EU standards. Supply of goods and rendering of services (including sale of rights) are subject to VAT. Taxpayer may, in most cases, deduct tax paid on purchases (input tax). Basic rate amounts to 19%, but some goods and services are subject to the reduced rate of 5%.
Legal entity conducting business activity may also be obliged to pay real estate tax, tax on means on transportation used in business activity and excise tax. Similarly to other EU countries, petrol and diesel oils are subject to excise tax.
Tax regulations are frequently interpreted in a different manner. Tax authorities can adopt different interpretation of the tax law than the Group companies. Tax settlements may be subject to tax control over three years since the end of the calendar year when the taxpayer was obliged to submit the tax return. Should the tax authorities initiate the control before the end of the three year period, the expiration period is prolonged for the next three years. Maximum period of expiration may not exceed 10 years from the end of a given settlement period. For breaching of tax law leading to tax arrears, severe fines may be imposed, including even a possibility of suspension of business activity. Fines are also imposed when tax returns are submitted with any delay. Due to the above stated reasons business activity of Czech companies is subject to tax risk.

o) Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN S.A. complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.

(all amounts in PLN thousand)

The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict. On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand.
On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC and now demands contractual penalty of PLN 111,511 thousand with interest.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seating dated 31 August 2006 and 1 September 2006 the Court of Arbitration acquainted with testimony of both parties witnesses. As at the date of preparation of these financial statements the date of the next seating was not set.

As of 30 June 2006, shares in NOM were presented in the consolidated financial statements as investments in associates in the net amount of PLN 18 million, after recognition of an impairment of shares allowance based on independent expert's valuation.

p) Collateral for shares of Basell ORLEN Polyolefins Sp. z o.o. („BOP")

Under the share pledge agreement of 19 December 2003 PKN ORLEN pledged all own shares of BOP, i.e. 907,398 shares of nominal value of PLN 500 per each, representing 50% of share capital of BOP and having 50% of voting rights at the Shareholders' Meeting. The pledge was for the benefit of Kredyt Bank S.A., seated in Warsaw, operating as a Pledge Agent. The condition for the pledge to be effective included its registration in a collateral register held by the registry court, which was completed on 23 January 2004.
Collateral set by the pledge agreement of 19 December 2003 secures repayment of current and future claims by BOP, to which Pledge Agent is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

q) Other risks

As described in Note 18 to the consolidated financial statements the Group's balance sheet as at 30 June 2006 includes land reclamation provision calculated on the basis of independent experts' analysis, taking into account law currently in force and current practice regarding reclamation of contaminated land. Potential future changes in regulations and practice regarding environment protection may influence the value of the provision in the future.

(all amounts in PLN thousand)

34. Compensation, together with profit-sharing paid, due and potentially due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, due and potentially due during the period.

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Compensation of the Management Board of the Parent Company *	9 396	11 490
Compensation of the Supervisory Board of the Parent Company	362	400
Compensation of Key Executive Personnel of the Parent Company **	3 549	8 680
Compensation of Key Executive Personnel of subsidiaries ***	40 054	18 886
Total	**53 361**	**39 456**

* including compensation of former Board Members during the six months period ended 30 June 2006 of PLN 630 thousand and during the six months period ended 30 June 2005 of PLN 7,008 thousand

** During the six months period ended 30 June 2006 9 persons performed duties as Key Executive Personnel and 34 persons performed duties as Key Executive Personnel during the six month period ended 30 June 2005 (difference results from changes in the organizational structure of the Parent Company). The remuneration of key executive personnel of the Parent Company for the 6 month period ended 30 June 2006 accounted for PLN 13,863 thousand (in reference to comparable basis).

*** Management Board, Supervisory Board and Key Executive Personnel of Group Companies. Increase of compensation of Key Executive Personnel of subsidiaries in the period of six months ended 30 June 2006 results from change in composition of Group Companies including PLN 19,654 thousand due to acquisition of Unipetrol Group.

35. Employment structure

Average employment by groups was as follows:

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Blue collar workers	11 319	11 551
White collar workers	9 207	9 862
	20 526	**21 413**

Employment level as of 30 June 2006 and 30 June 2005 amounted to 20,552 and 21,338 persons, respectively.

36. Events after the balance sheet date

Receipt of a copy of the third citation from the Court of Arbitration regarding the contractual penalty to Agrofert Holding a.s.

Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no 46/2006 that on 5 July 2006 it received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494

(all amounts in PLN thousand)

(approximately EUR 14,383,542 based on CZK/PLN and EUR/PLN exchange rates as stated by the National Bank of Poland on 5 July 2006) plus interest. For more information please refer to note 33 g.

(see also: regulatory announcements: no 27/2006 dated 10 May 2006, no 12/2006 dated 20 February 2006, no 8/2006 dated 25 January 2006, no 41/2004 dated 4 June 2004 and no 85/2003 dated 20 November 2003)

The Government of the Republic of Lithuania has waived its right of first refusal with respect to 53.7022% shares in AB Mazeikiu Nafta

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no 47/2006 that on 12 July 2006 the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares in AB Mazeikiu Nafta ("Mazeikiu") referred to the share sale and purchase agreement concluded on 26 May 2006 by and between Yukos International UK B.V. ("Yukos") and PKN ORLEN. For more information please refer to note 37 d.

37. SUPPLEMENTARY INFORMATION

a) Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In July 2005 PKN ORLEN's Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically efficient).

On 2 December 2005, pursuant to sale of shares agreement, PKN ORLEN purchased 3,360 shares in Orlen Oil Sp. z o.o., seated in Kraków, from Rafineria Czechowice S.A. In effect of the transaction PKN ORLEN has increased its stake in Orlen Oil from 47.21% to 51.69%.
Effective 1 January 2006, Rafineria Nafty Jedlicze S.A. has leased Oil and Lubricants production unit to Orlen Oil Sp. z o.o.

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:
- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of own output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- continued specialization in BIO segment in Rafineria Trzebinia S.A.;
- restructuring of distribution system in Orlen Oil Sp. z o.o.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as non-core activity of those entities.

b) Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of

(all amounts in PLN thousand)

shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

TDC Mobile International filed a complaint against the decision of the District Court in Warsaw to the Court of Appeals in Warsaw. Similar complaints, accompanied by outside interventions, were filed also by the Polish shareholders of Polkomtel S.A.. On 10 July 2006 Vodafone Americas Inc. objected against joining by the Polish shareholders as outside interveners in the proceedings. In order to accelerate the proceedings Polish shareholders withdrew complaints and interventions on 23 August 2006. On 24 August 2006 the District Court decided to discontinue the proceedings started by cancelled complaints and interventions. The case files are still kept by the first instance court therefore the date complaint of TDC Mobile International A/S is recognized cannot be determined.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. The defendant appointed Mr. Krzysztof Zakrzewski as an arbitrator whereas the plaintiff appointed Mr. Siegfried Elsing. Both arbitrators accepted the nominations and agreed that they propose the function of chairman arbitrator to Mr Miachael Kutschera. The proceedings were not yet commenced.

On 10 May 2006 the Ordinary General Meeting of Polkomtel S.A. was held. The shareholders decided to pay dividend from the retained net profits for the years preceding 2005 and the net profit of 2005. Total amount of dividend amounted to PLN 2,352,375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. The amount of the dividend attributable to PKN ORLEN S.A. amounted to PLN 461,269 thousand. The Ordinary General Meeting of Polkomtel S.A. has set the dividend date at 10 May 2006 whereas the dividend payment date was set at 17 July 2006. According to resolution of the Ordinary General Meeting, PKN ORLEN received a dividend of PLN 373,628,501.55 net.

Share of Polkomtel in the consolidated financial result of the Group in the first half of 2006 amounted to PLN 99,361 thousand.

Share of Polkomtel in the consolidated financial result of the Group in the first half of 2005 amounted to PLN 103,358 thousand.

c) CO_2 Emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of

charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	**Quantity (Mg)**	**Value (in PLN thousand)**
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 921 934
Actual use of emission rights in 2005	10 383 531	861 206
Emissions planned in 2006, including:	11 949 037	988 894
Estimated emissions in I quarter 2006	3 067 573	253 626
Estimated emissions in II quarter 2006	2 850 776	236 456
Emissions planned in 2007	12 043 283	995 732

The net value of granted emission rights as at 30 June 2006 in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

As at the date of preparation of these abbreviated consolidated financial statements the decisions relating settlement of CO2 emission rights usage in 2005 were made.

In the period covered by these financial statements unused emission rights were sold:

	Quantity (Mg)	**Value (in PLN thousand)**
I quarter 2006	275 000	23 712
II quarter 2006	165 000	14 227

d) Share purchase agreements of AB Mazeikiu Nafta

On 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company seated in the Netherlands ("Yukos International"), as the seller, concluded a share sale and purchase agreement (the "Yukos Agreement") related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("Mazeikiu"). On 18 May 2006, PKN ORLEN unilaterally signed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had revoked the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN S.A. unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the "GOL"): (a) a share sale and purchase agreement (the "GOL Agreement") related to purchase of an additional 30.6615% shares in Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares in Mazeikiu (the "Put Option Agreement") that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN S.A. The GOL Agreement and the Put Option Agreement has been counter-signed by the GOL on 9 June 2006, upon approval of the Lithuanian Parliament.

(all amounts in PLN thousand)

Pursuant to the Yukos Agreement, PKN ORLEN S.A. will purchase 379,918,411 ordinary shares in Mazeikiu, with a nominal value of 1 litas each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000,000. The execution of the Yukos Agreement is subject to certain suspending clauses, i.e. (a) the receipt of all relevant consents, including in particular the European Commission's concentration clearance, and (b) the GOL's withdrawal from exercise of its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. Should any of the conditions precedent be not fulfilled by 30 September 2006, each of the parties is entitled to terminate the Yukos Agreement. However, each of the parties is entitled to claim for extension of the termination date to 31 March 2007 if the only condition not met by 30 September 2006 is the consent of the European Commission.

Based on the analyses of AB Mazeikiu Nafta export activities it was determined that precedent to execution of the Yukos Agreement, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America is required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The Company does not expect either any delays to planned execution of the transaction or increase of risk related to its successful completion, connected with the necessity of obtaining relevant consents in Ukraine or United States of America.

On 12 July 2006, the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares in AB Mazeikiu Nafta, governed by the Yukos Agreement. The GOL also expressed its irrevocable consent for the transaction between Yukos and PKN ORLEN S.A.

In the period between signing of the Yukos Agreement and the transaction closing date, Yukos International shall ensure that Mazeikiu and its subsidiaries conduct operations within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to accomplish the transaction.

Pursuant to the GOL Agreement, PKN ORLEN S.A. will purchase an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of 1 litas each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,828,900.31. The execution of the GOL Agreement is subject to certain suspending clauses, i.e. (a) the acquisition by PKN ORLEN S.A. of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. Should any of the conditions precedent be not fulfilled by 30 September 2006, neither of the parties is obliged to execute the GOL Agreement. However, both parties remain bound by the GOL Agreement until 31 March 2007 if the only condition not met by 30 September 2006 is the consent of the European Commission. The provisions of the GOL Agreement applicable to receipt of consent expressed by the Ukrainian and United States of America anti-trust bodies are analogous to provisions related to receipt of consent of European Commission.

Pursuant to the Put Option Agreement, the GOL will be entitled to sell to PKN ORLEN S.A. 70,750,000 ordinary Mazeikiu shares, with the nominal value of 1 litas each, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain in force in the period of five years upon the sale of the 30.6615% stake related to the GOL Agreement. The aggregate price for all shares under Put Option Agreement amounts to USD 277,835,250. However, should the GOL exercise the put option within the period of three years from the sale of the 30.6615% stake to S.A. ORLEN, the aggregate price for all shares under put option would amount to USD 284,450,375.

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN S.A. will be obliged under the Lithuanian law to announce a mandatory tender offering for the remaining shares of Mazeikiu. ORLEN S.A. shall announce the tender within 30 days from the date of acquisition of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory tender offering must not be lower than the highest price paid by ORLEN S.A. for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

(all amounts in PLN thousand)

Upon the acquisition of shares in Mazeikiu from Yukos International, PKN ORLEN S.A. will become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. All agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement to be assigned to PKN ORLEN S.A. will be terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto will be fully discharged from any and all liabilities under these agreements. Furthermore, the existing shareholders' agreement will be replaced by the new shareholders' agreement between PKN ORLEN S.A. and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN S.A. will maintain full operational control over Mazeikiu. The GOL will be entitled to appoint one of the nine members of Mazeikiu's Supervisory Board and one of the seven members of Mazeikiu's Management Board. In addition, the GOL will be entitled to request annulment of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL would be entitled to request that PKN ORLEN S.A. sold all its shares in Mazeikiu in any of the following circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000,000 are seized in connection with an enforcement proceedings following a final and non-appealable court decision; (c) over 50% of voting rights in PKN ORLEN S.A. are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares in Mazeikiu by PKN ORLEN S.A. and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares in Mazeikiu.

All transaction documents are governed by the English law.

38. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

Differences as to data published in the abbreviated financial statements as at 11 August 2006, with the effect on segment turnover:

	Data disclosed in the abbreviated consolidated financial statements for II quarters 2006	Data disclosed in these consolidated financial statements for I half 2006	Change
Revenues – transactions with other segments:			
refining segment	6 824 658	5 819 435	(1 005 223)
adjustments	(9 263 074)	(8 257 851)	1 005 223
Total operating cost:			
refining segment	(24 571 083)	(23 565 860)	1 055 223
adjustments	9 259 507	8 254 284	(1 005 223)

The above described adjustment relates solely to presentation in respect of classification of internal revenues and costs, it does not influence the net result or segment results.

39. Other

These consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 26 September 2006.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Krzysztof Szwedowski

....
Member of the Board
Paweł Szymański

Płock, 26 September 2006

MANAGEMENT BOARD REPORT
ON OPERATIONS OF
THE POLSKI KONCERN NAFTOWY SPÓŁKA AKCYJNA
CAPITAL GROUP
IN THE I HALF OF 2006

INTRODUCTION

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF THE POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA CAPITAL GROUP IN THE COURSE OF THE I HALF THE YEAR 2006

As at 30 June 2006, Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A. or Parent Company) possessed directly or indirectly shares in the following companies, which it controls, controls jointly or in which it has significant influence:

- 114 subsidiaries;
- 7 jointly controlled companies;
- 29 associate companies.

As compared to the data recorded as at the end of the first six-month period of 2005, the number of subsidiaries, jointly controlled entities, as well as associate companies of the Capital Group has decreased from 156 to 150.

The PKN ORLEN S.A. Capital Group consists of the following companies, i.e. directly related companies, divided in accordance with the following set of criteria:

1.1. MOST IMPORTANT COMPANIES IN TERMS OF VOLUME OF SALES AND EQUITY:

- Anwil S.A. with its registered office in Włocławek, including its own Capital Group;
- Basell Orlen Polyolefins Sp. z o.o. with its registered office in Płock, including its own Capital Group;
- Inowrocławskie Kopalnie Soli "Solino" S.A. with its registered office in Inowrocław;
- ORLEN Asfalt Sp. z o.o. with its registered office in Płock;
- ORLEN-Oil Sp. z o.o. with its registered office in Cracow, including its own Capital Group;
- Rafineria Nafty Jedlicze S.A. with its registered office in Jedlicze, including its own Capital Group;
- Rafineria Trzebinia S.A. with its registered office in Trzebinia, including its own Capital Group;
- Unipetrol a.s. with its registered office in Prague, including its own Capital Group.

1.2. OTHER COMPANIES:

1.2.1 Companies trading in liquid fuels:

- ORLEN Deutschland AG with its registered office in Elmshorn;
- ORLEN Gaz Sp. z o.o. with its registered office in Płock, including its own Capital Group;
- ORLEN Morena Sp. z o.o. with its registered office in Gdańsk;
- ORLEN PetroCentrum Sp. z o.o. with its registered office in Płock;
- ORLEN PetroProfit Sp. z o.o. with its registered office in Niemce/ around Lublin, including its own Capital Group;
- ORLEN PetroTank Sp. z o.o. with its registered office in Widełka /neighboring with Kolbuszowa;
- ORLEN PetroZachód Sp. z o.o. with its registered office in Poznań;

- Petrolot Sp. z o.o. with its registered office in Warsaw;
- Ship-Service S.A. with its registered office in Warsaw, including its own Capital Group.

1.2.2 Maintenance companies:

- ORLEN Automatyka Sp. z o.o. with its registered office in Płock;
- ORLEN Wir Sp. z o.o. with its registered office in Płock.

1.2.3 Shipping companies:

- ORLEN KolTrans Sp. z o.o. with its registered office in Płock;
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. with its registered office in Kędzierzyn-Koźle;
- ORLEN Transport Kraków Sp. z o.o. with its registered office in Cracow;
- ORLEN Transport Nowa Sól Sp. z o.o. with its registered office in Nowa Sól;
- ORLEN Transport Olsztyn Sp. z o.o. with its registered office in Olsztyn;
- ORLEN Transport Płock Sp. z o.o. with its registered office in Płock;
- ORLEN Transport Słupsk Sp. z o.o. with its registered office in Słupsk;
- ORLEN Transport Szczecin Sp. z o.o. with its registered office in Szczecin.

1.2.4 Other companies:

- Chemiepetrol GmbH with its registered office in Hamburg;
- ORLEN Budonaft Sp. z o.o. with its registered office in Cracow;
- ORLEN Medica Sp. z o.o. with its registered office in Płock, including its own Capital Group;
- ORLEN Laboratorium Sp. z o.o. with its registered office in Płock;
- ORLEN Projekt S.A. with its registered office in Płock;
- ORLEN Powiernik Sp. z o.o. with its registered office in Płock;
- Petrotel Sp. z o.o. with its registered office in Płock;
- Polkomtel S.A. with its registered office in Warsaw;
- Zakład Budowy Aparatury S.A. with its registered office in Płock.

1.3. CHANGES IN THE CAPITAL GROUP IN THE I HALF OF 2006

The structure of the PKN ORLEN S.A. Capital Group in terms of entities subject to consolidation and with respect to significant stakes of shares and investments held in related companies and other entities has been outlined in Notes 2, 9 and 10 to the consolidated financial statements for the first six months of 2006.

Major changes in structural and capital relations within the PKN ORLEN S.A. Capital Group the first half of 2006 and as at the preparation of this report, refer to the following events:

- on 2 January 2006, the acquisition by ORLEN Centrum Serwisowe Sp. z o.o. with its registered office in Opole (the bidder) of the following businesses (the target companies) was registered:

- Serwis Mazowsze Sp. z o.o. with its registered office in Warsaw;
- Serwis Nowa Wieś Wielka Sp. z o.o. with its registered office in Nowa Wieś Wielka,

by way of transfer of all assets of the target companies to ORLEN Centrum Serwisowe Sp. z o.o. (combination by way of acquisition).

In connection with the aforementioned, the articles of association of ORLEN Centrum Serwisowe Sp. z o.o. were amended as regards the increase of the company's share capital, consisting in the increase of the company's share capital from PLN 6,759 thousand to PLN 6,818 thousand, i.e. by the amount of PLN 59 thousand. The shares in the increased share capital of the nominal value of PLN 50 each were subscribed to by the current shareholders of the target companies.

As a result of the above increase of the share capital of ORLEN Centrum Serwisowe Sp. z o.o., PKN ORLEN S.A. participation of 96.65 % decreased to 95.82%.

With the registration of the said combination of businesses of ORLEN Centrum Serwisowe Sp. z o.o. with Serwis Mazowsze Sp. z o.o. and Serwis Nowa Wieś Wielka Sp. z o.o, the target companies were stricken off the register.

- On 16 February 2006 an increase of the share capital of ORLEN Powiernik Sp. z o.o. from PLN 25 thousand to PLN 50 thousand was registered. The shares in the increased share capital were subscribed to by the sole shareholder, i.e. PKN ORLEN S.A.

- On 23 February 2006 an increase of the share capital of Płocki Park Przemysłowo – Technologiczny S.A. (PPPT) by the amount of PLN 7,231 thousand from PLN 8,230 thousand to the amount of PLN 15,461 was registered; the increase was carried out through a private issue of 723,043 registered shares preferred as to their voting rights, giving right to 2 votes per one share of C issue, intended for the existing promoter shareholder, i.e. PKN ORLEN S.A. On 16 March 2006, an increase of the share capital of PPPT from PLN 15,461 thousand to PLN 25,461 thousand was registered. The increase was carried out through a private issue of 1,000,000 D series registered shares preferred with respect to voting rights, giving right to 2 votes cast per one share of a par value of PLN 10 each, intended in equal parts of 500,000 shares for the existing promoter shareholders of the company, i.e. the City of Płock and PKN ORLEN S.A. each.

  On 31 August 2006 another increase in the share capital from the amount of PLN 25,461 thousand to the amount of PLN 50,461 thousand was registered. The increase was carried out through an issue of 2,500 thousand registered shares preferred as to the voting rights, giving right to 2 votes cast per 1 share, of a par value of PLN 10 each, intended in equal parts of 1,250 thousand shares for the promoter shareholders, i.e. the City of Płock and PKN ORLEN each. All of the newly issued shares were subscribed for in cash. As a result of the increase in the share capital, PPPT has the following capital structure:

  - the City of Płock, as the promoter shareholder, holds 25,230 thousand shares constituting 50% of the share capital;
  - PKN ORLEN, as the promoter shareholder, holds 25,230 thousand shares constituting 50% of the share capital.

- On 16 March 2006, the District Court in Warsaw has registered a company under the registered name of ORLEN Administracja Sp. z o.o. with its registered office in Płock. All of the 3,000 shares representing 100% of the share capital in the above-mentioned company were subscribed for by PKN ORLEN S.A. The shares subscribed to were paid for by PKN ORLEN S.A. in cash, i.e. PLN 1,500 thousand.
- On 20 March 2006 PKN ORLEN S.A. has acquired from BGW Sp. z o.o. with its registered office in Poznań a stake of 8,549 shares in ORLEN PetroZachód Sp. z o.o. against the payment of PLN 21,012 thousand with a reservation that a potential price correction to increase the purchase price cannot exceed PLN 3,000 thousand. The correction is conditioned upon the fulfillment of condition precedent, as set forth in the Agreement. The shares acquired represent a share of 48.17% in the share capital of ORLEN PetroZachód Sp. z o.o. Consequently, PKN ORLEN S.A. has become the sole shareholder in ORLEN PetroZachód Sp. z o.o.
- On 21 March 2006, transfer of 13,449 shares in SAMRELAKS Mąchocice Sp. z o.o. with its registered office in Mąchocice Kapitulne, constituting 100% of its share capital for the total amount of PLN 4,000 thousand. The book value of the shares recognized in PKN ORLEN S.A. books as at 31 December 2005 amounted to PLN 2,505 thousand.
- ORLEN Upstream Sp. z o.o. with its registered office in Warsaw was registered with the District Court for the capital city of Warsaw on 26 April 2006. PKN ORLEN S.A. has subscribed to 100 shares in the newly created company, which represented 100% of the share capital, of the nominal value of PLN 500 each share, giving right to 100% votes cast at the shareholders' meeting. The shares subscribed to in that way were paid for by PKN ORLEN S.A. in cash in the amount of PLN 50 thousand. The main business activities of ORLEN Upstream Sp. z o.o. include oil mining, gas mining, as well as geological activity, and prospecting and researching oil and gas.
- On 2 June 2006, the incorporation of ORLEN Transport Kraków Sp. z o.o. (the „bidder") with the subsidiary, i.e. Raf Trans Sp. z o.o. (the „target company") was registered. It was carried out by way of transfer of all Raf Trans Sp. z o.o. assets to the benefit of ORLEN Transport Kraków Sp. z o.o. (combination by way of acquisition). Due to the fact that ORLEN Transport Kraków Sp. z o.o. has held 100% of shares in Raf Trans Sp. z o.o., the said combination took place without an increase of the Bidder's share capital;
- The Guaranteed Sale Agreement for the sale of 165,924 shares in AWSA Holland II B.V., i.e. a company incorporated under the laws of the Netherlands, to the benefit of Kulczyk Holding was signed on 27 February 2006. The shares being disposed of by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. On 7 June 2006, PKN and Kulczyk Holding have executed the Agreement on the Disposal of Shares, by virtue of which the ownership to 165,924 shares in AWSA Holland II B.V., i.e. the company incorporated under the laws of the Netherlands, to the benefit of Kulczyk Holding. The transaction was completed due to the fulfillment of the condition precedent (with binding effects) set forth in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding in the form of the Guaranteed Sale Agreement in execution of the obligations resulting from the Additional Agreement, concluded on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. Consequently, after the completion of the transaction, PKN ORLEN

does not hold any shares in AWSA Holland II B.V.

- Transfer of 173,830 ordinary shares in Zakład Budowy Aparatury S.A. ("ZBA") with its registered office in Płock, of the nominal value of PLN 100 each, representing 96.57% of the share capital of ZBA S.A. and 96.57% of votes cast at ZBA S.A. shareholders' meeting, for a total price of PLN 15,888 thousand i.e. PLN 91.40 per single share, where:
  - a number of 52,149 shares were transferred to the benefit of PETRO Remont Sp. z o.o. against the payment of PLN 4,766 thousand;
  - a number of 52,149 shares to the benefit of PETRO Mechanika Sp. z o.o. against the payment of PLN 4,766 thousand;
  - a number of 52,149 shares to the benefit of PETRO EnergoRem Sp. z o.o. against the payment of PLN 4,766 thousand;
  - a number of 17,383 shares to the benefit of PETRO Eltech Sp. z o.o. against the payment of PLN 1,589 thousand.

  The transaction was carried out on 25 July 2006. As a result of the transaction, PKN ORLEN S.A. does not hold any shares in ZBA S.A.

- On 9 August 2006, the District Court for the capital city of Warsaw has registered a company under the business name ORLEN Prewencja Sp. z o.o. with its registered office in Płock. PKN ORLEN S.A. has subscribed to 3,000 shares constituting 100% of the share capital of ORLEN Prewencja Sp. z o.o., of the nominal value of PLN 500 each share, representing 100% of votes cast at the shareholders meeting. The shares subscribed to were paid for by PKN ORLEN S.A. in cash in the amount of PLN 1,500 thousand. The object of activity of ORLEN Prewencja Sp. z o.o. includes activities consisting in providing security and proper sanitation conditions at work place, fire protection, protection of people and environment protection.

- On 22 August 2006, a company under the business name ORLEN Księgowość Sp. z o.o. with its registered office in Płock was registered. PKN ORLEN S.A. has subscribed to 5,000 shares in the newly created company representing 100% of the share capital of the nominal value of PLN 500 each share, constituting 100% of votes cast at the shareholders meeting. The shares subscribed to were paid for by PKN ORLEN S.A. in cash in the amount of PLN 2,500 thousand.

- On 13 September 2006 ORLEN GAZ has acquired a stake of 15,000 shares in ORLEN PetroGaz Wrocław, representing 48.39% of the share capital of ORLEN PetroGaz Wrocław, of nominal value of PLN 100 per each share, constituting 48.39% of votes cast at the shareholders meeting. The shares subscribed to were paid for by ORLEN GAZ in cash in the amount of PLN 930 thousand. The book value of so subscribed shares in ORLEN GAZ's books amounted to PLN 936 thousand as at 13 September 2006.

1.4. PROJECTED DIRECTIONS OF DEVELOPMENT AND POLICY OF THE CAPITAL GROUP

Under the "PKN ORLEN S.A. Investment Policy" which sets forth the strategic directions of development of the Capital Group companies, the objective of the Parent Company is to strengthen the position of the companies which

contribute to the core business of the Concern in the area of processing, distribution, logistics and sale of refining products.

With respect to the Capital Group, the said policy is implemented through:

1. Implementation of segment management as of 1 January 2006;
2. Strengthening of the position in the core business companies and control over their activity through the segment management facility;
3. Restructuring of the strategic assets and their consolidation aiming at continuous building of the value of the Group companies;
4. Disinvesting of non-core assets;
5. Capital investments in the core business companies which provide perspectives of market growth above its average value and stimulate the increase of the Concern's economic value.

Main tools of segment management consist in increasing the efficiency of the Capital Group management as well as taking advantage of the opportunities provided by the scale of the undertaking and system of joint settlement of costs and revenues within the whole Concern.

The implementation of segment management will increase the liability of particular business units and support of companies from the Capital Group.

In connection with the above, the following actions were undertaken in the I half of 2006:

- introduction of changes in the composition of the Supervisory Boards in the Capital Group companies, based on unified criteria of members selection consisting in the introduction to the Supervisory Boards of representatives from business segments or support segments, financial units and Office of the Capital Group;
- registration of amendments to the articles of association and bylaws of the selected Capital Group companies aiming at standardizing corporate documents within the Capital Group;
- teams of Supervisory Board experts were appointed within the companies;
- in order to introduce a uniform policy within particular areas of management of PKN ORLEN S.A. and the Capital Group, the following procedures have been introduced at selected companies:
    - purchase procedure;
    - the Company's image building;
    - marketing policy procedures;
    - cash management procedures;
    - procedures for securing operational risks;
    - procedures of granting trade credit and debt enforcement procedures;
    - guidelines for evaluating the activities of transportation companies within the area of domestic road transportation;
    - guidelines for introducing technical standards of truck fleet.

The following directions of development aiming at increasing the effectiveness of the operations are promoted in relation to the companies belonging to the Capital Group:

Strategic companies *(core business)*

Rafineria Trzebinia S.A.

- Activities aiming at increasing operational effectiveness of this Company;
- Arriving at full effectiveness of the paraffin hydrorefinig installation.

Rafineria Nafty Jedlicze S.A.

- Outsourcing the service of desulphurization of heating oil at the used oil regeneration installation, i.e. hydrorefining of the raw material from Płock;
- Improvement of the used oil collection system;
- Negotiation of a discount for domestic crude oil that would make its processing more cost-effective in connection with discontinuation of the transportation tax relief;
- Buy-out of shares from minority shareholders.

ORLEN Oil Sp. z o.o.

The anticipated development conception provides for the concentration of oil assets of the Capital Group within ORLEN Oil Sp. z o.o., in particular:

- Carrying out economic activity in the leased independently organized part of the enterprise of Rafineria Nafty Jedlicze, i.e. Oil and Lubricant Production Unit, in addition to the two already owned production centers in Płock and Trzebinia;
- Continuation of consolidation processes of oil companies should also take into account the Czech production assets.

Fuel companies (Regional Market Operators, the "RMO")

Main assumptions of the Strategy relating to the operation of PKN ORLEN S.A. Regional Market Operators, provide for the following:

- Maintaining RMO companies as a separate wholesale distribution channel independent of Regional Wholesale Offices;
- No plans to merge or dispose of the RMO companies;
- RMO companies should be fully controlled by PKN ORLEN S.A. (ownership of 100% of the shares). In March 2006, PKN ORLEN has bought out minority stakes of shares in ORLEN PetroZachód Sp. z o.o.;
- Takeover by PKN ORLEN S.A. of selected gas stations from RMO companies;
- The projected changes provide also for a "personal union" of the entities, consisting in appointing one common Management Board and Supervisory Board govern all RMO companies ,
- Restructuring of non-core business assets.

ORLEN Deutschland AG

It is planned to keep the company within the PKN Capital Group, provided that the effectiveness of its operations improves. The activities aiming at improving the Company's effectiveness include:

- Further increase of the effectiveness and functionality of the retail sale network by closing down unprofitable gas stations and increasing the profitability of the network (buying new gas stations);
- Optimization of costs incurred by the headquarter office;
- Implementation of the *fit for growth* strategy developed in cooperation with Roland Berger company, in line with the optimization and growth scenario.

Anwil S.A.

- The target area of operations includes PCV and plastics production;
- Modern production line for CV and PCV as well as a recent installation for nitro-chalk and other installations of the production line (ammonia, nitric acid, ammonium nitrate) place the company among the world leaders in the chemical sector;
- In January 2006, the modernized Chlorine and Sodium Wax Production Plant was made available for use. It produces chlorine and sodium wax based on the most recent technology of membrane electrolysis which will significantly increase the production capacity of chlorine (up to 195 thousand tonnes per year) and sodium wax (up to 217 thousand tonnes per year).

IKS Solino S.A.

- IKS Solino S.A. uses exploited areas in salt mines as unconventional storage sites for PKN ORLEN S.A. crude oil and fuels;
- Under the adapted assumptions for the construction of the underground warehouse for crude oil and fuels in 2006 and making the subsequent chambers available for use, the warehousing capacity of crude oil will increase to 3,502,000 tonnes and up to 841,000 tonnes for storing liquid fuels.

Basell ORLEN Polyolefins Sp. z o.o.

- At present, the production capacity of the new plants amounts to 400 thousand tonnes in Spheripol technology and 320 thousand tonnes in Hostalen technology. The production capacities mentioned above place the above installations amongst the biggest polyolefin production plant in Europe. The above-mentioned installations are presently being prepared for launching production at the full processing capacity.

Non-strategic companies (non core business)

Service companies

- Consolidation process was completed successfully as regards the acquisition by ORLEN Centrum Serwisowe Sp. z o.o. of seven service centers. At present, the said companies form one business entity. In accordance with the medium-term strategy, the Company will be designated for sale.

Shipping companies

- A branch group was formed within ORLEN Transport Płock through the purchase of shares in two transportation companies in Warsaw and Poznań. In 2005, the consolidation process has ended by way of combination into a single business entity.
- In June 2006, the consolidation process of assets held by PKN ORLEN S.A. in the South of Poland in the transportation business was completed, i.e. the organized part of the enterprise of Euronaft Trzebinia Sp. z o.o. and Raf Trans Sp. z o.o. (a subsidiary of Rafineria Nafty Jedlicze S.A.,) by ORLEN Transport Kraków Sp. z o.o. At present, the said companies form one entity. It is planned that ORLEN Transport Kraków Sp. z o.o. will cooperate with the companies from the Unipetrol a.s. Capital Group;
- The sale of the following 5 road transportation companies to an external investor or consolidation within the Capital Group is being considered:
  - ORLEN Transport Kędzierzyn Koźle Sp. z o.o.;
  - ORLEN Transport Nowa Sól Sp. z o.o.;
  - ORLEN Transport Słupsk Sp. z o.o.;
  - ORLEN Transport Olsztyn Sp. z o.o.;
  - ORLEN Transport Szczecin Sp. z o.o.

Maintenance companies

The maintenance companies will remain within the PKN ORLEN Group due to their strong link with the Concern's core business and the important role they play in the maintenance of technical capacities of the main installations and machines.

Under the disinvestment process planned for the years 2006 to 2009, the shares in the following companies will be disposed of:

- Petrotel Sp. z o.o.
- ORLEN Budonaft Sp. z o.o.
- Motell Sp. z o.o.
- Petromor Sp. z o.o.
- Chemiepetrol GmbH
- Maintenance company - ORLEN Centrum Serwisowe Sp. z o.o.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE PARENT COMPANY AND PKN ORLEN S.A. GROUP COMPANIES

The Organizational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 22 December 2005 have entered into force on 1 January 2006. Under the new Regulations, the duties of particular Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Chief Sales Officer;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities include the areas of production, maintenance of technical operations, production development, technology and property investment.

As of 1 January 2006, a team of 11 Executive Directors was appointed. The newly appointed Directors have accepted liability for the results, coordination of segments or supportive functions as well as synergy implementation within the whole Concern. Moreover, Executive Directors within particular organizational units were allocated companies from the Capital Group, in accordance with the factual supervision over a given area within the Parent Company.

Executive Directors carry out their duties within their organizational units. The Chief Executive Director is responsible for the realization of tasks which require the coordination of several organizational units within the Concern. The Chief Executive Director accomplishes tasks in cooperation with other Executive Directors. The duties of Executive Directors consist in achieving targets through a decision-making process concerning the strategy to be adopted, plans to be made and day-to-day operations, including the implementation of uniform standards and procedures within the whole Concern. In addition, the Directors recommend the representatives of PKN ORLEN S.A. to seat in supervisory bodies of the companies belonging to the Capital Group in accordance with the assignment of those companies to particular Executive Directors. They also influence the staffing of key positions with the Group's companies. In order to improve the system of segment management, the following committees were formed: Budget Committee, Capital Expenditure Committee, Margin Optimization Committee, Capital Investment Committee, Marketing Committee, MBO Committee (Management by Objectives), Financial Risk Committee and Operational Risk Committee. The committees listed above are to develop opinions to support the decision-making process with respect to issues requiring the agreed approach to the management of particular areas of business of the Parent Company and coordinating, monitoring and evaluation of major operational processes.

Additionally, the position of an Expert was introduced under the implementation process of segment management. The Experts, i.e. Executive Directors responsible for segments, were appointed to the Supervisory Boards of particular companies allocated within given segments.

As of 1 January 2006, ORLEN Administracja Sp. z o.o. in organization has taken over certain duties previously

preformed by the Administrative Unit and Business Equipment Unit in Płock and 12 Regional Administrative Units.

The Supervisory Board of the Parent Company at the meeting held on 31 March 2006 has dismissed Dariusz Witkowski from the position of the Member of the Management Board of PKN ORLEN S.A. as of 31 March 2006. At the same time, Krzysztof Szwedowski was appointed as the Member of the Management Board.

In the first half of 2006, the Company engaged in activities aiming at the preparation of restructuring processes of the following services: prevention – establishment of ORLEN Prewencja Sp. z o.o., financial – establishment of ORLEN Księgowość Sp. z o.o., opening of the Non-Fuel Goods and Category Management Office, logistics – transferring The Shipping Unit to ORLEN KolTrans Sp. z o.o. The restructuring process was launched as of 1 July 2006.

In the first half of 2006, the Capital Group companies have launched the implementation process of principles and procedures relating to the Segment Management.

In the first half of 2006, the Supervisory Board of Rafineria Nafty Jedlicze S.A. has approved the New Organizational Rules and Regulations of the Company, including the revised organizational structure, in consideration of all necessary adjustments relative to a significant change of economic conditions after 1 January 2006, i.e. after ORLEN Oil Sp. z o.o. has leased Oil and Lubricant production unit and part of the supporting unit. The said changes affect all management levels of the Company. At the same time, after the commencement of the lease of Oil and Lubricant production unit from Rafineria Nafty Jedlicze S.A., ORLEN Oil Sp. z o.o. has taken over, in accordance with Article 23' of the Labor Code, both the employees working at the said unit and a number of employees working at the supporting units. Consequently, the structures of a New Production Plant in Jedlicze were formed and offices of several supporting units were opened outside their registered office.

The remaining companies from the Capital Group did not introduce any significant amendments to the principles of management or organizational structure.

III. CURRENT AND PROJECTED FINANCIAL STANDING OF THE CAPITAL GROUP

3.1 DESCRIPTION OF SIGNIFICANT RISK FACTORS

The most important risk factors having an impact on the performance of the PKN ORLEN S.A. Capital Group included as follows:

- **Fluctuations in crude oil and refinery products prices and margins**

The result on the operation of the PKN ORLEN Capital Group depends to a great extent on the level of sales margins of refined products. Fluctuations in crude oil prices and considerable fluctuations in finished goods prices on world markets cause significant variations in margins generated by the Capital Group companies. In the first half of 2006, the average quotations price of Brent barrel increased in comparison with the prices in the first half of 2005 by 32.2% to the level of USD 65.66/bbl. Additionally, in the course of the first half of 2006 there was an increase in gasoline margin on quotations (crack) by 43.9% to the level of USD 152.68/tonne; margins on Ekoterm increased by 6.8% to the level of USD 96.50/tonne and on Jet A-1 by 7.4% to the level of USD 157.40/tonne. Margin increase on the above-mentioned products has a positive impact on the result of the companies belonging to the Capital Group producing and trading in fuels. However, a decrease was recorded for margins on quotations of diesel oil, i.e. decrease by 6.9% to the level of USD 119.99/tonne. The margins on some petrochemical products have also dropped, i.e. on ethylene and propylene by 8.3% and 3.3% respectively, in comparison with the first half of 2005.

- **Fluctuations of foreign exchange rates**

In the first half of 2006, the average PLN/ USD exchange rate decreased by 0.4% to the level of PLN 3.16 as compared to the similar period of the year 2005 (calculated as the arithmetic average of daily exchange rates published by NBP within the period from 1 January to 30 June). At the same time, PLN/ EUR exchange rate has fallen by 4.7% to the level of PLN 3.89. Exchange rate fluctuations have significant impact on the result of the Parent Company (by means of adjusting refined and petrochemical product prices on the basis of import parity), costs of crude oil and other raw materials, capital expenditures and capital investments, as well as financial costs related to debt denominated in foreign currencies.

- **Changes in fiscal policy and binding legal regulations**

Legal regulations influence the activities undertaken by the PKN ORLEN Capital Group within many areas of its operations and refer to such issues as mandatory reserves, product quality norms, environmental protection, fuel storage, gasoline stations and competitors. With the entrance of Poland into the European Union and adjustment of Polish Law to European regulations, Polish legal regulations governing crude oil sector are increasingly compliant with the respective EU standards and norms. Therefore, any potential introduction of new regulations or amendment of the existing laws may significantly influence the increase of operational costs of the Capital Group in the event where such new regulations prove more restrictive then the currently binding ones.

In the general opinion of the public, Poland remains a country of high tax risk. Tax regulations are often amended, which makes the regulations unclear and ambiguous, and produce different legal interpretations. Polish tax system

is viewed as unstable and highly formalized and full of restrictive sanctions. Tax settlements and other areas of activity are subject to customs or foreign exchange regulations and may be controlled by appropriate bodies which are authorized to impose heavy sanctions, including penal interest. Tax settlements may be controlled for a period of five years counting from the end of the calendar year in which the said tax was due for payment. Czech and German tax systems were described in details in Note 33 to the consolidated financial statements for the I half of 2006.

- **Unemployment ratio**

The situation on the job market in the first half of 2006 has improved in comparison with the first half of 2005. As at the end of June 2006, the unemployment ratio amounted to 16.0%, as compared to 18.00% recorded at the end of the first half of the year 2005. High unemployment rate in Poland continues to be one of the factors which limits internal demand and affects the consumer purchasing power. The level of unemployment ratio in Poland is conditioned by the progress of the restructuring processes, increase of work productivity and legal solutions governing the job market.

- **Inflation**

According to data published by the Central Statistical Office ("GUS"), the prices of consumer goods and services in the first half of 2006 were growing slower than in the respective period of 2005 (0.8% compared to 1.4%). Changes in prices of consumer goods and services cause fluctuations of fuel prices, which on the other hand, limit the demand among consumers.

- **Interest rates**

Low inflation rate recorded in the first half of 2006 have positively affected the reduction of reference interest rates. At the end of the first half of 2006, pawn loan interest rates have reached the level of 5.50%, whereas rediscount of bills amounted to 4.25% (6.50% and 5.50% respectively at the end of the first half of 2005). WIBOR 3M rate has decreased from 5.22% in the first half of 2005 to 4.17% as at the end of the first half of 2006. The level of interest rates affects the cost of debt.

- **Domestic fuel consumption**

Under the estimates for a period of five months of 2006 made by Nafta Polska S.A., the total fuel consumption in Poland in the first half of 2006 reached 6,989 thousand tonnes, which represents an increase by approximately 12% in relation to figure recorded in analogues period of 2005.

In the analyzed period, gasoline consumption remained at the same level as in the first half of 2005. As in the past years, the level of gasoline consumption is highly conditioned by the dynamic growth of LPG. Poland is the world leader in the number of gas stations with LPG modules held. Fuel analysts estimate that the consumption of LPG in 2006 will continue to grow while the development of fuel market will curb, however the dynamics of growth is expected to be lower then the dynamics recorded within the last five years.

The consumption of diesel oil in the first half of 2006 was higher by 34% compared to the figures recorded in the first half of 2005. Positive trends in the consumption of this product result from a decreased consumption of the substitute product, i.e. light heating oil, illegally used for traction purposes. Frequent controls and monitoring of the quality of fuels used in motor cars carried out in order to diminish the use of light heating oil has significantly increase the

consumption of the diesel oil, and so did the regulation on the partial reimbursement of the excise tax charged on this product when used in agricultural machines, which was introduced in 2006.

It is estimated that the consumption of light heating oil in the first half of 2006 has dropped by 21% as compared with the corresponding period of the year 2005. The main reason behind the fall of the consumption of light heating oil is the announcement on the increase of the excise tax rate for this product up to the level of rates applicable for diesel oil in order to eliminate the illegal use of light heating oil for the traction in motor vehicles. The proposed system of partial tax return in the event where the light heating oil is used for heating purposes shall not cover business entities, whereas individual customers will not be fully compensated for the increase of the price, and therefore some customers are changing their heating installations from those burning light heating oil to those using alternative energy solutions.

- **Import of fuels**

In the analyzed period, the demand for fuels was satisfied mainly from domestic refineries which have jointly supplied the market with a volume of fuels 13% higher than in the corresponding period of 2005 (estimate on the basis of available figures for the 5 months of 2006). In the event of fuels and diesel oil, the supply has increased by approx. 1% and 36% respectively, whereas the sale of the light heating oil has decreased by approx. 17%.

The estimated total import of fuels to Poland in the first half of 2006 has increased in comparison with the corresponding period of 2005 by approx. 161 thousand tonnes. It resulted solely from the increase of diesel oil importation. As regards other fuels, the volume of import has decreased.

According to Agencja Rynku Energii S.A. (*energy market agency*), in the course of the first half year of 2006:

- 44% of fuel was imported from Slovakia (against 47% in the first half of 2005), 40% from Germany (34%, respectively), 4% from Lithuania (10%) and 12% from the Czech Republic (4%);
- 36% of diesel oil was imported from Germany (against 24 % in the first half of 2005), 33 % from the Byelorussia (compared to 30%, in the respective period of 2005), 16% from Slovakia (9%, respectively) and 15% from other countries, including Lithuania, Czech Republic, Hungary and Russia;
- 68% of light heating oil was imported from Lithuania (against 11 % in the first half of 2005), 32 % from Germany, (compared to 37% in the respective period of 2005); Contrary to the previous year, there was no heating oil importation from Russia or Latvia;

The significant increase of diesel oil importation to Poland was mainly caused by high diesel oil margins on quotations (crack) generated on this product in the first half of 2006.

Under preliminary estimates, the market share of PKN ORLEN S.A. in the first half of 2006 as regards the entire fuel market amounted to 52%. In the same period of the year 2005 the said market share was higher by approx. 3 pp., whereas the participation in the fuel market has decreased by 5 pp., the participation in the light heating oil market has increased and the participation in the diesel oil market has remained unaffected in the first half of 2006.

- **Agreements for the sale of assets and debts in connection with the acquisition of the shares in Unipetrol**

In 2003 and 2004, the former Management Board of PKN ORLEN has signed agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. on the sale of part of the assets and debts of the companies from Unipetrol Capital Group.

In 2005, the present Management Board, having analyzed all potential consequences of the aforementioned agreements and opinions formed by reputable independent experts, the Management Board has adopted and presented the Supervisory Board with a strategy of conduct with respect to the said agreements, bearing in mind eh best interest of the Company and its shareholders. Agrofert Holding a.s. gave to PKN ORLEN S.A. its consent to disclose only part of the said agreements. A number the agreements, for which the consent was granted, was made public by Agrofert Holding a.s. itself, in the course of a press conference held on 13 September 2005.

On 25 January 2006, PKN ORLEN received a copy of the statement of claim submitted by Agrofert Holding a.s. for the payment of contractual penalty in the amount of EUR 77,266,500. Arbitration proceedings are currently pending before the Arbitration Court by the Czech Chamber of Commerce and the Czech Chamber of Agriculture in Prague.

On 20 February 2006, the Management Board of PKN ORLEN has made a decision on withdrawing from the agreements concluded with Agrofert Holding a.s. (in the meaning of Czech commercial code). Agrofert Holding a.s. has allowed the execution of call option by DEZA a.s. with respect to the shares in AGROBOHEMIE, a.s. and ALIACHEM, a.s. in breach of the agreements concluded which constituted the reason for the withdrawal from the agreements. On 9 May 2006, a commercial proxy of the Company has obtained a second claim for the payment of contractual penalty from the Arbitration Court by the Czech Chamber of Commerce and the Czech Chamber of Agriculture in Prague. The claim was submitted by Agrofert Holding a.s. with its registered office in Prague. The value of the object of dispute, similarly to the first court proceedings instituted by Agrofert Holding a.s. amounts to EUR 77,266,500, including interest. The consequent arbitration proceedings are currently pending before the Arbitration Court.

On 5 July 2006, the Company obtained a copy of a third claim for the payment of contractual penalty from the Arbitration Court by the Czech Chamber of Commerce and the Czech Chamber of Agriculture in Prague. The claim was submitted by Agrofert Holding a.s. with its registered office in Prague. The value of the dispute amounts to CZK 409,102,494, including interest, i.e. approx. EUR 14 million,.

The claim submitted by Agrofert Holding a.s. with the third statement of claim is currently analyzed by the Company's the legal advisors.

As regards the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the preparation of this report, the Parties have been negotiation in order to reach an amicable settlement of the dispute. The Management Board is hoping that a number of mediation meetings with ConocoPhillips will soon end with a conclusion that will prove satisfactory for both parties.

The present consolidated financial statements include a provision allocated in the second quarter of 2005 for covering a potential negative financial result in connection with the performance of the provisions of the said agreements.

The main risk factors with selected entities from the Capital Group include:

- **Rafineria Trzebinia S.A.**
  - In October 2004, the Customs Office in Cracow has instituted tax proceedings for determining the amount of tax due under the excise tax for the period from May to September 2004. As a result of the above-mentioned proceedings, in April 2005, the Director of the Customs Office in Cracow has issued a decision which sets forth the value of the tax liability in the amount of approx. PLN 60 million, increased to the amount of approx. PLN 100 million by virtue of the decision issued by the Head of the Customs Office in Cracow, issued in July 2005. In

August 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the decisions referred to above including an application for staying the enforcement of the decision until the case is adjudicated by an institution of appeal. On 30 December 2005, the Director of the Cracow Customs Chamber issued a decision upholding the decisions of the first instance. In February 2006, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the above-mentioned decision, including an application for staying the enforcement of the decision with the Voivodeship Administrative Court in Cracow. A decision on staying the enforcement was issued. As at the date of preparation of the consolidated financial statements it is not known what will be the final outcome of the control procedures referred to above and a prospective impact of potential controls of other taxable periods.

- The Tax Control Office in Cracow is currently verifying the issues pertaining to tax on goods and services and excise tax in the years 2002 and 2003 and January to April of 2004. As at today, the outcome of the above-mentioned control is not known and the anticipated day of termination of the control procedures was set for 30 November 2006.
- On 24 March 2006, Rafineria Trzebinia S.A. obtained a notification from the President of the Energy Regulatory Office, *ex officio*, on instituting the proceedings for imposing a fine in connection with the violation of the terms and conditions of the concession for manufacturing liquid fuels. It is essential to determine whether it is practicable to apply directly the provisions of the Directive 2003/30/WE of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and the Directive 2003/17/WE of the European Parliament and of the Council of 3 March 2003 amending the Directive 98/70/WE on the quality of gasoline and diesel oil, in a situation where, on one side, Poland is a member state of the European Union as of 1 May 2004, and on the other side, there are no internal regulations by the Minister of Economy on the quality norms of biofuels. On 8 September, the President of the Energy Regulatory Office has issued a decision on imposing a fine in the amount of PLN 1 million in connection with an alleged infringement by Rafineria Trzebinia S.A of the concession for manufacturing liquid fuels. In consideration of major legal arguments, the Management Board of RafineriaTrzebinia S.A. intends to file an appeal from the decision of the President of the Energy Regulatory Office with the District Court in Warsaw.
- Agra Trans has filed a claim against Rafineria Trzebinia for the payment of lost profits and loss incurred in connection with the termination of the agreement for the supply of rape oil. The agreement was terminated as a result of audit procedures carried out at the supplier's premises. In the course of the procedures, it was determined that the rape oil originates not only from the extractor press owned by the supplier. The origination of the rape oil from the extractor press owned by the supplier constituted one of the terms of the agreement. The value of the claim amounted to PLN 4.2 million. With the decision dated 8 June 2006, the Court adjudicated the payment of to the benefit of Agra Trans of PLN 3,376 thousand and a respective provision was created for satisfying the said claim. Simultaneously, on 1 August 2006, Rafineria Trzebinia filed an appeal against the above decision with the Court of Appeal in Cracow.

- **UNIPETROL a.s.**

- Increase of the market share of private and independent gas stations on the Czech market (up to 39%) and further development of gas stations located by hyper and supermarkets (market participation of 5.4% will

increase once the 15 stations currently under construction will be completed);
- Negative impact of the spring flood on the result and assets of Spolana a.s.

- **Ship Service S.A.**
- On 19 May 2006, a ban on using within the Baltic waters of heavy residual fuels containing more then 1.49% of sulphur was introduced (MARPOL convention). The domestic market does not offer such fuels, and therefore the company engaged in importing Russian low-sulphur fuels under spot transaction.
- Due to a significant decrease in the domestic supply of high-sulphur residual fuels, from May 2006 the Company was forced to start importing high-sulphur residual fuels which comply with ship requirements.
- Due to unavailability of distilled fuels for ship industry on the Polish market (deficit of low-sulphur fuels with higher grade of viscosity), the entire activity of the company in the summer season was based on imports from Hamburg, Western Scandinavia, Russia and the Baltic states. Such a situation has a significant impact on the sources and amount of financing of the company's operations, as well as the supply and storage logistics, leading to increased costs.
- Polish harbors no longer perform the role of intermediate cargo handling centre in the cross-ocean navigation for Eastern and Central Europe. The traffic has moved to Hamburg, Amsterdam-Rotterdam and Antwerp (ARA) harbors and St. Petersburg (handling foreign trade within Russia). Moreover, the number of liner ships with small tonnage that carry goods from main Western European harbors (ARA and Hamburg) and specializing in European inshore navigation has increased. This results in the decrease of the company's sales volume and results in splitting the supplies.

- **ORLEN Gaz Sp. z o.o.**
- Tax policies aiming at introducing the similar rate of excise tax for the heating oil and LPG, and a gradual increase of the excise tax for liquid gas constitutes an important factor hindering the development and the level of sales of liquid gas in Poland. Moreover, dishonest practices adopted by small distribution companies consisting in avoiding the payment of the excise tax, VAT and income tax by introducing into trading unconventional unrecorded gas, which leads to worsening of operational profitability of big companies dealing in gas.

- **ORLEN Asfalt Sp. z o.o.**
- The prolonged bad whether conditions until mid-April 2006 hindered the full realization of sales on asphalt. The factual demand for asphalt was recorded in the last decade of April.
- The launching of Biturox installation in Gdańsk caused an increased competitiveness on the market of road asphalts on the domestic market, in particular before and after the top season. Moreover, the overproduction on the neighboring European Union markets may cause the increase of imports.
- Consolidation of the roadwork companies with higher requirements and particularly interested in the decrease of margins on asphalts.
- Stagnation on the market of industrial asphalts.

- **Anwil S.A.**

- Strong price competition of PVC producers from China (mainly on the Turkish market) results from faint possibilities of placing the goods on Asian markets. Moreover, an increased activity on the domestic market caused by the introduction of Borsodchem and INEOS to the Polish market. Strong competition on European markets forces foreign companies to expand to external markets;
- Aggressive pricing policy adapter by Borsodchem in the area of NaOH at the German Czech and Slovak markets.
- Sky-high prices of copper have caused the increase of raw material costs of cable manufacturers and put limitations on the collection of PVC from granulate manufacturers. Additionally, a further restructuring and concentration of the cable sector in Europe, i.e. one of the most important customers of soft PVC, results in limited purchases;
- Increasing prices of natural gas and crude oil have a significant impact on the increase of prices of key materials used for the production of nitrogenous fertilizers and polymers.

- **Rafineria Nafty Jedlicze S.A.**

- Decreased demand for heating oil have caused by the amendment to the tax regulations in the end of 2005 (amendment of ratios and scope of application of the excise tax) has forced the indispensable amendments in the production and distribution structure of heating oils and resulted in the fall of the level of profitability in this group of products.
- Decreased volume of recycled used oil intended for regeneration resulting from a decreased volume of sales of lubricating oils on the domestic market has negatively influenced the production capacity within the scope of regeneration.

- **IKS SOLINO S.A.**

- Depleted resources of the currently used salt resources impose the necessity of searching new sources within the next few years to come and transferring the mining activity to another location. The related outlays, including investment outlays, exceed current possibilities of the company.
- High expenditures in connection with searching of the currently exploited sources necessitate significant outlays for geological and geophysical surveys.

Risk factors important for the operation of the PKN ORLEN S.A. Capital Group have been described in details in Note 33 to the consolidated financial statements for the first half of 2006.

3.2 PRODUCTION

In the first half 2006, crude oil processing by the companies from the PKN ORLEN Capital Group amounted to 8,639 thousand tonnes and was by 31.9% higher in comparison with the analogous period in 2005. Such a significant growth resulted from the recognition of Unipetrol a.s. output in the first half of 2006 figures; Unipetrol has processed 1,977 thousand tonnes of crude oil (in the first half of 2005, only the output of June was taken into account).
In the first half of 2006, crude oil processing by the Parent Company itself amounted to 6,603 thousand tonnes and

was by 9.2% higher in comparison with the respective figures in the first half of 2005. In the first half of 2006 the yield from refined products (gasoline, fuel and diesel fractions and liquid gas) amounted to 79.0%, i.e. it dropped by 2.4 pp. below the level recorded in the respective period in 2005. Main factors responsible for the decrease in the yield from refined products were the rests of soft asphalt Hydrodesulphurization installation in the brake of April and May 2006 and a significantly higher processing of crude oil.

The most important events in the first half of 2006 in the production of the Parent Company included:

1. Termination of the construction works and launching of the production at the Department of Cracking and Alkylation of the Desulphurization of Cracked Gasoline Installation (CGI). It is aimed to conduct the process of gasoline desulphurization to the level of sulphur content at 20-30 ppm. Ultimately, the CGI will also process fraction C8 200 from Olefin II installation, in addition to the cracking gasoline. The production output of the new production unit amounts to 145.2 t/h.
2. Breakdown at the Phenol Department in June 2006 – during the restart of the oxidation installation after a technological stoppage an uncontrolled process of hydroperoxide cumene decomposition took place. It is estimated that the 100% working capacity will be restored in the beginning of October 2006.

3.3 INFORMATION CONCERNING BASIC PRODUCTS AND SERVICES, SALES MARKETS AND SUPPLY SOURCES FOR COMPANIES FROM THE CAPITAL GROUP

Information concerning basic products and services, as well as sales markets and supply sources for the Capital Group companies are presented in the Additional Information section of this report.

3.4 INDEBTEDNESS STRUCTURE AND FINANCIAL RESOURCES MANAGEMENT

As at 30 June 2006, the level of long-term and short-term loans, borrowings and debt securities issued within the PKN ORLEN Group amounted to PLN 4,455,460 thousand and was lower by PLN 61,337 thousand then the level of indebtedness as at end of 2005. However, as at 30 June 2006 the Parent Company has recorded an increase in the financial indebtedness by PLN 201,775 thousand compared to the figure recorded as at 31 December 2005.

(in PLN thousand)	Loans and borrowings		Cash and Cash Equivalents		Net debt	
	2005	I half of 2006	2005	I half of 2006	2005	I half of 2006
According to maturity:						
Long-term	3,405,978	3,306,153				
Short-term	1,110,819	1,149,307	1,231,741	1,332,586		
Total	4,516,797	4,455,460	1,231,741	1,332,586	3,285,056	3,122,874

As at 30 June 2006, net financial indebtedness within the Capital Group has decreased by PLN 162,182 thousand to the level of PLN 3,122,874 thousand in comparison with the level recorded at the end of the year 2005. The decrease in net financial indebtedness has had an impact on the financial debt to equity ratio (loans, borrowings and debt securities less cash less short-term investments to net equity) which has dropped from the level of 17.0% as at 31 December 2005 to 14.8% as at 30 June 2006.

As at the end of the first half of 2006, the liquidity (cash management) at the Parent Company and within the Capital Group remains at a secure level. The high borrowing power of the Parent Company which provides it with a possibility of drawing additional external resources in an inexpensive and relatively quick way, has a positive impact on its financial security. The Capital Group is a party to loans credit facilities granted in foreign currencies and in Polish zloty subject mainly to a variable interest rate. As at 30 June 2006 and 31 December 2005, in accordance with the loan agreements signed with bank institutions, the Capital Group held idle moneys from loans and credit facilities granted at a variable interest rate in the amount of PLN 3,683,441 thousand and PLN 3,896,154 thousand, respectively.

The Parent Company makes a considerable effort in order to effectively manage cash flows between its bank accounts. As at 30 June 2006, the Parent Company had cash-pooling facility in Polish zloty operating at three banks and cash-pooling facility in foreign currency at one bank. The Polish zloty cash-pooling system covers 23 companies from the Capital Group, whereas the foreign currency cash-pooling system covers 2 companies from the Capital Group. At present, certain activities are carried out in order to cover with the above-mentioned system all companies from the Capital Group with a dominating position of the Parent Company.

In its day-to-day operations, the Parent Company uses comprehensive services of highly reputable banks, with a considerable net equity and strong market position, which have gained extensive experience in cash management on the Polish and foreign markets. This approach has made it possible for the Parent Company to reduce costs of banking services and improve the structure of banking services, and finally, to cover all companies from the Capital Group by a uniform banking service system and centralized cash management system. The activities aiming at integrating and improving the terms and conditions of banking services for all the companies from the Capital Group are continued.

Available cash, secured sources of financing and high borrowing power of the Parent Company secure all its short-term financial needs in connection with the capital investments and capital expenditures. The above-mentioned factors reflect the balance-sheet power characteristic for entities with investment rating.

At present, the Parent Company accumulates resources for financing the acquisition of AB Mazeikiu Nafta, i.e. the purchase fo shares in the above-mentioned company from Yukos International U.K. B.V. and from the Government of the Republic of Lithuania. At the selection of the financing structure of the acquisition, the Parent Company made an assumption of minimizing the costs of financing, diversification of investors and extending/ optimizing the tenor (maturity period of an instrument) in order to minimize the refinancing risk. With view of diversifying the investors and extending the tenor of financial liabilities of the Parent Company, the Eurobonds market will be used. It offers

financing for a period up to 10 years and relieves the burden from bank sources, the use of which will increase in the event of an increased indebtedness level relative to the planned acquisition. The remaining amount for financing the acquisition will be obtained from own resources and from banks in a form of 5-year revolving credit facilities. Due to a long preparation period in connection with the issuance of Eurobonds, PKN ORLEN will take advantage of half-year or yearly gap financing.

Detailed information on indebtedness structure and maturity dates of loan facilities and debt financial instruments issued are listed in Note 17 of the consolidated financial statements for the year ended 2005.

In the course of the first half of 2006, the companies of the Capital Group drew and were granted the following significant loans in terms of value (balance as at 30 June 2006 of more then PLN 4 million):

- **Anwil S.A.**

- preferential loan agreement in connection with protection of the environment granted by the BOŚ S.A. in the amount of PLN 63,000 thousand; outstanding amount: PLN 50,411 thousand; an amount of PLN 11,898 thousand to be repaid in September 2006 and PLN 38,513 thousand to be repaid until March 2011;
- the total indebtedness resulting from other loans (of the unit value below PLN 4 million) amounts to PLN 7,950 thousand.

- **Rafineria Nafty Jedlicze S.A.**

- loan in Bank PEKAO S.A. Warsaw in the amount of PLN 10,000 thousand for financing of current operations; outstanding amount of PLN 9,789 thousand to be repaid in a lump sum payment in May 2008;
- loan in BPH S.A. in the amount of PLN 20,000 thousand for financing of current operations; outstanding amount of PLN 19,365 thousand to be repaid in a lump sum payment in November 2007;
- loan in Bank PEKAO S.A. Warsaw in the amount of PLN 30,000 thousand for financing of current operations; outstanding amount of PLN 26,922 thousand; lump sum repayment in May 2007;
- loan in the NFOŚiGW ("the National Fund for Environment Protection and Water Management") of PLN 50,000 thousand for financing "Hydrorefining Installation" investment project; outstanding amount: PLN 5,000 thousand; lump sum repayment in December 2006;
- loan in PKO Bank Polski S.A. in the amount of PLN 20,000 thousand for financing of current operations; outstanding amount of PLN 13,740 thousand; lump sum repayment in December 2006;
- loan in Bank PEKAO S.A. Warsaw in the amount of PLN 10,000 thousand for financing of current operations; outstanding amount of PLN 10,000 thousand; lump sum repayment in August 2006;
- the total indebtedness resulting from other loans (of the unit value below PLN 4 million) amounts to PLN 3,721 thousand.

- **Unipetrol a.s.**

- loan in Česká spořitelna, a.s. in the total amount of CZK 1,091,161 thousand and EUR 74,941 thousand,

outstanding amount PLN 385,507 thousand; an amount of PLN 70,025 thousand to be repaid in January-February 2007 and PLN 315,483 thousand to be repaid in the period July-December 2011;

- loan in Živnostenská banka, a.s. in the total amount of EUR 17,000 thousand, outstanding amount PLN 59,330 thousand; an amount of PLN 14,957 thousand to be repaid in June 2007 and PLN 44,372 thousand to be repaid in June 2010;
- loan in ING Bank N.V., organizační složka in the amount of PLN 17,000 thousand, outstanding amount PLN 56,169 thousand; an amount of PLN 14,800 thousand to be repaid in June 2007 and PLN 44,372 thousand to be repaid in June 2010;
- loan in Kreditanstalt für Wiederaufbau in the total amount of EUR 75,281 thousand, outstanding amount PLN 186,391 thousand; maturity date: June – August 2012;
- loan in Raiffeisenbank a.s. in the total amount of CZK 936,000 thousand, outstanding amount PLN 11,920 thousand; an amount of PLN 11,574 thousand to be repaid in September-December 2006 and PLN 346 thousand to be repaid in December 2007;
- loan in CITIBANK N.A. in the total amount of USD 36,009 thousand; outstanding amount PLN 70,862 thousand; maturity date – August 2012;
- loan in ČSOB, a.s. in the total amount of CZK 600,000 thousand, outstanding amount PLN 57,251 thousand; an amount of PLN 12,127 thousand to be repaid in June 2007, an amount of PLN 6,871 thousand to be repaid in March 2008 and PLN 38,252 thousand to be repaid in March 2011;
- loan in ING Bank N. V., organizační složka Praha in the total amount of CZK 250,000 thousand, outstanding amount PLN 24,186 thousand; an amount of PLN 6,910 thousand to be repaid in June 2007 and PLN 17,276 to be repaid in December 2009;
- loan in Commerzbank AG in the amount of CZK 2,020,000 thousand, outstanding amount PLN 58,804 thousand; an amount of PLN 53,293 thousand to be repaid in July 2006 and PLN 5,511 to be repaid in June 2007;
- loan in Citibank a.s. in the amount of CZK 733,663 thousand, outstanding amount PLN 14,858 thousand; maturity date: June 2006;
- loan in Komerční banka a.s., in the amount of CZK 800,000 thousand, outstanding amount of PLN 49,101 thousand; maturity date: July 2006;
- loan in Raiffeisenbank a.s. in the amount of CZK 420,000 thousand, outstanding amount of PLN 21,304 thousand; maturity date: October 2006;
- loan in HVB Bank Czech Republic a.s. in the total amount of CZK 335,000 thousand; outstanding balance PLN 23,078 thousand; maturity date – September 2006;
- loan in Dresdner Bank in the amount of EUR 3,000 thousand, outstanding amount PLN 7,866 thousand; maturity date: January 2007;
- loan in BANCO SABADELL ATLANTICO in the amount of EUR 1,960 thousand, outstanding amount PLN 4,479 thousand; maturity date: September 2006;
- the total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 10,568 thousand.

- **Rafineria Trzebinia S.A.**

- investment loan in PEKAO S.A. Warsaw in the amount of PLN 30,000 thousand, outstanding amount: PLN 26,000 thousand; an amount of PLN 4,000 thousand to be repaid in October 2006 and PLN 22,000 to be repaid in October 2007;
- working capital credit facility in PEKAO S.A. Warsaw in the amount of PLN 20,000 thousand, outstanding amount: PLN 15,865 thousand; lump sum repayment in February 2007;
- working capital credit facility in BPH PBK S.A. in the amount of PLN 33,755 thousand, outstanding amount: PLN 27,222 thousand; lump sum repayment in May 2007;
- working capital credit facility in CITIBANK Handlowy S.A. in the amount of PLN 19,000 thousand, outstanding amount: PLN 18,045 thousand; lump sum repayment in November 2006;
- working capital credit facility in PEKAO S.A. Warsaw, in the amount of PLN 20,000 thousand, outstanding amount: PLN 13,340 thousand; lump sum repayment in December 2006;
- working capital credit facility in BPH S.A. Oświęcim in the amount of PLN 6,000 thousand, outstanding amount: PLN 4,875 thousand; lump sum repayment in May 2007;
- working capital credit facility in PKO BP S.A. Kraków in the amount of PLN 9,000 thousand, outstanding amount: PLN 7,119 thousand; lump sum repayment in March 2007;
- the total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 6,983 thousand.

- **Inowrocławskie Kopalnie Soli „Solino" S.A.**

- investment loan facility in PEKAO S.A. Warsaw in the amount of PLN 175,906 thousand, outstanding amount: PLN 99,622 thousand; repayment in three installments with the final repayment date set for June 2017;
- credit facility in PEKAO S.A. Warsaw in the amount of PLN 14,100 thousand, outstanding amount: PLN 14,100 thousand; maturity date: lump sum repayment in June 2007.

- **ORLEN Oil Sp. z o.o.**

- working capital credit facility in Bank Handlowy S.A. Warsaw in the amount of PLN 21,700 thousand, outstanding amount: PLN 5,008 thousand; lump sum repayment in November 2006.

- **Basell Orlen Polyolefins Sp. z o.o.**

- Investment loan facility granted by a consortium of 16 banks for financing the new polypropylene and polyethylene installations in the amount of PLN 1,124,601 thousand, outstanding amount PLN 1,124,601 thousand; repayment in three installments with the last repayment date set for July 2015;
- working capital credit facility in PEKAO S.A. in the amount of PLN 69,153 thousand, outstanding amount: PLN 69,153 thousand; lump sum repayment in August 2006.

- **PetroTank Sp. z o.o.**

- working capital credit facility in Bank Handlowy S.A. Warsaw in the amount of PLN 18,000 thousand, outstanding amount: PLN 13,917 thousand; lump sum repayment in June 2007;

- total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 7,309 thousand.

- **ORLEN KolTrans Sp. z o.o.**

- Investment loan facility granted by PKO BP S.A. Warsaw in the amount of PLN 4,776 thousand, outstanding amount PLN 4,158 thousand; maturity dates: PLN 1,350 thousand in January 2007 and PLN 2,808 thousand in September 2009;
- total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 3,818 thousand.

- **Ship Service S.A.**

- short term loan in the amount of PLN 8.000 thousand granted by PEKAO S.A., outstanding amount: PLN 6,790 thousand; lump sum repayment in March 2007;
- short term loan in the amount of USD 4.000 thousand granted by PEKAO S.A., outstanding amount: PLN 12,145 thousand; lump sum repayment in August 2006;
- short term loan in the amount of USD 1.450 thousand granted by BRE Bank S.A., outstanding amount: PLN 4,603 thousand; lump sum repayment in November 2006;
- total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 3,208 thousand.

- **Petrolot Sp. z o.o.**

- credit in the current account granted by BPH S.A. in Warsaw up to the amount of PLN 15,000 thousand; use of PLN 4,284 thousand (within the cash pooling system of the PKN ORLEN S.A. Capital Group);
- total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 12,798 thousand.

- **ORLEN Deutschland AG**

- loan facility in Hamburg Landesbank for the total amount of EUR 33,183 thousand, outstanding amount PLN 51,090 thousand; maturity dates: PLN 10,613 thousand in June 2007, PLN 13,474 thousand in 2008, PLN 19,664 thousand in 2009 and PLN 7,339 thousand in 2010;
- loan facility in Vereinsbank Hamburg for the total amount of EUR 7,025 thousand, outstanding amount PLN 12,461 thousand; maturity dates: PLN 2,343 thousand in June 2007, PLN 2,501 thousand in December 2007, and PLN 7,617 thousand in May 2012;
- loan facility in Sparkasse Elmshorn for the total amount of EUR 10,228 thousand, outstanding amount PLN 4,656 thousand; maturity dates: PLN 3,216 thousand in June 2007, and PLN 1,441 thousand in December 2008;
- loan facility in Commerzbank Hamburg for the total amount of EUR 2,516 thousand, outstanding amount PLN 3,961 thousand; maturity dates: PLN 962 thousand in June 2007, and PLN 2,998 thousand in July – October 2008;
- total indebtedness under other loans (of the unit value below PLN 4 million) amounts to PLN 7,581 thousand.

3.4.1 Loans, sureties and guarantees granted to employees and companies from the Capital Group

In the first half of 2006, the long term agreement concluded in the second half of 2005 on the long-term loan facility granted by PKN ORLEN S.A. to its subsidiary ORLEN Transport Kraków in the amount of PLN 2,700 thousand remained in force. In the period in question, ORLEN Transport Kraków was making timely payments of all due under the said agreement.

After the balance sheet date, the Parent Company granted a long term loan facility to the benefit of its subsidiary, i.e. ORLEN Budonaft Sp. z o.o., in the amount of PLN 7,232 thousand with a final maturity date on 30 November 2008. The loan will be allocated by Orlen Budonaft for financing its debts and current operation. The amount of the loan facility will be advanced and repaid in installments. The loan is subject to variable interest rate based on market terms.

In accordance with the IFRS, the assets and liabilities relating to the Company's Social Fund are presented in the financial statements at their net value. As at 30 June 2006, the balance of borrowings granted to the employees and pensioners from the Parent Company's Social Fund amounted to PLN 11,084 thousand, whereas the balance of borrowings granted to the employees of the consolidated Capital Group companies, which have signed the agreement with PKN ORLEN S.A. on engaging in a common social activity scheme, amounted to PLN 6,572 thousand.

As at 30 June 2006, the Parent Company did not grant any loans to the members of the managing and supervisory bodies or their relatives.

The total value of contingent liabilities as at the end of the first half of 2006 has dropped by 3.0% to the amount of PLN 1,069,232 thousand, in comparison with the figures recorded as at the end of 2005. The total value of sureties and guarantees granted as at the end of the first half of 2006 has increased by 7.4% to the amount of PLN 88,084 thousand due to the increased number of guarantees securing the performance by the PKN ORLEN Group the liabilities to the benefit of legal persons. The remaining portion of contingent liabilities result mainly from the establishment of a guarantee towards the payment of excise tax which covers, *inter alia*, the tax due from harmonized excise goods in transport between tax warehouses within the territory of Poland and the European Union under the so called "excise tax under suspended procedure" in the amount of PLN 943,284 thousand and other contingent liabilities in the amount of PLN 37,864 thousand.

A detailed list of guarantees granted and other contingent liabilities is enclosed in Note 33 to the consolidated financial statements.

Other companies of the PKN ORLEN Group in the first half of 2006 granted the following loans, sureties and guarantees (of the value of more then PLN 4 million as at 30 June 2006):

- **Rafineria Trzebinia S.A.**

As at 30 June 2006, Rafineria Trzebinia S.A. has granted the following sureties:

- PEKAO Kraków – current account loan security for the benefit of Naftowax Sp. z o.o., PLN 13,500 thousand, expiry date: March 2009;
- BPH Chrzanów – current account loan security for the benefit of Naftowax Sp. z o.o., PLN 12,000 thousand, expiry date: May 2007;
- BH Warsaw – current account loan security for the benefit of Euronaft Trzebinia Sp. z o.o., PLN 4,800 thousand; expiry date: July 2006;
- PEKAO Kraków – current account loan security for the benefit of Euronaft Trzebinia Sp. z o.o., PLN 5,250 thousand; expiry date: April 2009;
- PEKAO Kraków – secured working capital credit facility for the benefit of Euronaft Trzebinia Sp. z o.o., PLN 13,500 thousand, expiry date: April 2009
- assignment of debt to the benefit of PEKAO S.A. and BPH S.A. in the amount of PLN 97,875 thousand with expiry date in October 2007;
- blank bill of exchange issued to BPH, BOŚ, BRE Bank and PZU in the amount of PLN 55,400 thousand and expiry date in July 2007.

- **ORLEN Asfalt Sp. z o.o.**

- bill of exchange issued in the amount of PLN 5,700 payable to the benefit of Tax Office in Pruszków for securing the movement of excise goods. The promissory note declaration sets forth the validity of the security until December 2006

- **ORLEN Oil Sp. z o.o.**

- endorsed bill of exchange issued to Bank Przemysłowo-Handlowy in exchange for a guarantee securing excise tax liabilities on bonded tax warehouses under excise tax obligation in the amount of PLN 40,000 thousand with an expiry date in October 2007.
- declaration on submission to enforcement procedure to the benefit of Bank Handlowy S.A. as security of a current account credit facility in the amount of PLN 26,040 thousand; expiry date: November 2006;
- bank guarantee securing the agreement for the provision of factoring services of Regional Sales Units in the amount of PLN 9,200 thousand and the expiry date set for September 2006.

- **Unipetrol a.s.**

- bank guarantee to the benefit of Citibank a.s. in the amount of PLN 14,921 thousand expiring upon withdrawal.
- loan in the total amount of CZK 2,176,967 thousand granted by PKN ORLEN S.A.; outstanding amount PLN 182,845 thousand; maturity date: PLN 143,257 thousand payable in September 2006, PLN 5,701 thousand

payable in June 2007 and PLN 33,887 thousand payable in installments until February 2009.

- **Ship Service S.A.**

- excise tax security issued to the benefit of the Tax Office and Customs Chamber in the amount of PLN 4,500 thousand.

3.4.2 Bonds issued

The Parent Company does not hold any active bond issue programs. At present, a new bond issue program is being drawn up in cooperation with several banks to be offered at private market in the amount of PLN 2 billion. The participating banks were selected on the basis of the level of the dealer commission charged, terms and conditions of subissue, market share, experience, current cooperation with the Parent Company and based on the approval of the documentation proposed by the Company. The concluding of the agreement on the issue of bonds is scheduled for the third quarter of 2006.

In the first half of 2006, only companies from the Unipetrol a.s. Capital Group, i.e. Spolana and Paramo, within the PKN ORLEN S.A. Capital Group made use of the bond issue program. The resulting indebtedness amounted to PLN 600,388 thousand as at the end of June 2006.

3.4.3 Financial instruments

Financial results of the companies belonging to the Capital Group may fluctuate due to changes of various market factors, in particular, product quotations, exchange rates and interest rates. The Parent Company manages the risk to which it is exposed, limits the fluctuation of future cash flow and controls potential economic loss resulting from changes of market factors. The policy and strategy of using derivatives is determined and monitored by the Management Board. In January 2006, the Management Board of the Parent Company has approved the revised market risk management policy and set forth fixed parameters for the level of necessary hedging, its time span and financial instruments used.

The main sources of foreign exchange risk to which the Parent Company is exposed include: raw material purchase transactions, sale of refined and petrochemical products, property and capital investments index-linked to foreign currencies or denominated in other currencies then the functional currency of the Parent Company, as well as credits and loans drawn and cash held in foreign currencies.

In the first half of 2006, the portfolio of the Parent Company included hedging instruments securing the revenues from the sale of petrochemical products concluded in 2003, and therefore the Company has significantly limited the fluctuations of the revenues from the sale of the above-mentioned group of products. In order to secure the revenues from the sale of petrochemical products, the Parent Company uses the currency-interest rate swap (EUR/ PLN).

In accordance with the revised market risk management policy, the Parent Company has engaged in a systematic hedging of the net operational exposure in EUR and USD. The exposition referred to above are hedged by forward foreign currency contracts. In the event of the instruments contracted and settled within the same year quarter the hedge accounting was not applied. However, hedge accounting was used in relation to the remaining group of instruments.

Risk management process at the Parent Company is carried out based on implemented procedures and operation of

the Risk Committee which monitors the Company's exposure to risk, as well as the contents of the portfolio of hedge transactions.

3.5 INCOME STATEMENT

3.5.1 Revenues

In the first half of 2006, the PKN ORLEN SA Capital Group has generated revenues from sales of finished products, goods and materials (excluding excise tax) in the amount of PLN 24,875,187 thousand, which is by 48.4% more than in a corresponding period of 2005. The increase of the value of sales resulted from favorable macroeconomic conditions, including the increase of crack margins from quotations of gasoline, diesel oil and Ekoterm, and consolidation of the Unipetrol Capital Group companies in the consolidation from; the latter have generated revenues of PLN 6,166,830 thousand in the first half of 2006, whereas in the first half of 2005 they have generated PLN 1,607,411.3 thousand. The share of the Parent Company in total revenues from sales of the Capital Group increased by 2.7 p.p. and reached 60.9%. in the first half of the 2006.

3.5.2 EBIT

Gross profit on sales of the PKN ORLEN Capital Group in the first half of 2006 amounted to PLN 3,385,960 thousand and it was higher by 1.2% in comparison to the profit on sales generated the first half of 2005. Such dynamics of growth of the result from sales was casued by the financial result generated by the Parent Company, which was lower by 21.4% then the result recorded the first half of 2005. At the same time, higher gross pofit from sales at Unipetrol a.s. (increase by PLN 489,778 thousand), Basell Orlen Polyolefins Sp. z o.o. (by PLN 37,073 thousand) and Rafinerii Trzebinia S.A. (increase by 30,793 thousand) had a positive impact on the Group's result. Generating such a good result was achieved due to continuation of favorable trends of crack margins from quotations of particular products. In the first half of 2006, the highest participation in the gross profit on sales, including sales to the directly related entities, apart from the Parent Company, was recorded by the following companies: Unipetrol a.s. Grup (17.5%), Anwil S.A. (4.8%), ORLEN Deutschland GmbH (4.1%), and ORLEN Oil S.A. (2.1%). In the first half of 2006 the Parent Company has realized 11.7% increase in the volume of total sales, as compared to the corresponding period of the previous year whereas total sales of the whole Capital Group increased by 40.6%.

In the first half of 2006, the other operating income dropped by PLN 1,819,277 thousand and other operating expenses dropped by PLN 397,443 thousand. As regards the other operating income, it is due to the fact that the consolidated financial statements of the PKN ORLEN S.A. Capital Group for the first half of 2006 recognize the excess of the fair value of acquired net assets over the acquisition price in the amount of PLN 1,893,688 thousand. The high level of other operating expenses in the first half of 2006 was due to the recognition of business risk provision and provision for restructuring in the amount of PLN 369 million, and recognition of a provision for the outcome of the tax control at Rafineria Trzebinia S.A. in the amount of PLN 64 million. As a consequence of the above, the profit on operations (EBIT) in the first half of 2006 amounted to PLN 1,650,894 thousand and was by PLN 1,762,136 thousand lower then the profit on operations recorded in the first half of 2005. Once the one-time factor is deleted - i.e. the excess of the fair value of acquired net assets over the acquisition price in the amount of PLN

1,893,688 thousand – the profit on operations in the first half of 2006 increased by PLN 131,553 thousand compared to the profit on operations generated in the first half of 2005.

3.5.3 Financial activity

In the first half of 2006, the loss on financial activity amounted to PLN 101,985 thousand, compared to the profit of PLN 110,636 thousand generated by the Group in the first half of 2005. Financial income in the first half of 2006 amounted to PLN 224,761 thousand, i.e. by 143,999 thousand less as compared with the corresponding period of 2005. The main factor that has influenced the decrease of the financial income was the unrealized discount calculated on the acquired debts of Unipetrol a.s. Capital Group companies, which amounted to PLN 238,262 thousand and caused the increase of this item in the corresponding period of 2005. At the same time, in the first half of 2006, the Capital Group has recorded an increase in financial expenses by PLN 68,622 thousand, compared the first half of 2005, which was mainly due to higher costs of interest paid on credit facilities, loans and short-term investments by PLN 54,038 thousand.

3.5.4 Profit before tax, income tax and net result

On account of results generated in particular areas of operation of the PKN ORLEN S.A. Capital Group has generated profit before tax of PLN 1,648,094 thousand in the first half of 2006 (a decrease by 54.7% in comparison with the first half of 2005, but by 5.3% after deleting the one-time factor connected with the acquisition in 2005 of Unipetrol a.s.).
In the first half of 2006, the Capital Group has generated net profit in the amount of PLN 1,356,060 thousand, which was lower by 58.2% compared with the result in the corresponding period of time of the previous year, whereas the net profit of the shareholders of the Parent Company amounted to PLN 1,245,980 thousand.

3.6 BALANCE SHEET

As at 30 June 2006, total assets of the PKN ORLEN S.A. Capital Group amounted to PLN 35,566,553 thousand and increased by PLN 2,162,242 thousand (by 6.5%) in comparison to the figures recorded as at 31 December 2005. The property, plant and equipment have decreased in comparison with figures recognized as at 31 December 2005 by PLN 212,024 thousand (by 1.0%) and reached the amount of PLN 20,673,508 thousand, mainly due to the decrease of investments in associates by PLN 392,995 thousand as compared to figures recorded as at 31 December 2005. The value of current assets as at the end of the first half of 2006 has increased PLN 12,518,779 thousand as at 31 December 2005 to PLN 14,893,045 thousand. The increase of current assets was caused mainly by the increase of inventories, trade and other receivables, as well as increase of cash and cash equivalents by PLN 698,055 thousand, PLN 1,626,858 thousand and 63,788 thousand, respectively. The level of inventories was shaped by the following factors: more significant amount of crude oil held in stock, bigger quantities of finished products and particularly, the increase of the price per unit of crude oil and finished products. The increase of the trade and other receivables results from the increase of products prices and increased volume of sales. Working capital has increased in the first half of 2006, compared with the end of 2005 (current assets – short-term liabilities) from PLN 3,981,310 thousand to PLN 5,819,418 thousand.

Total equity as at the end of the first half of 2006 amounted to PLN 21,047,054 thousand and increased by PLN

1,734,065 thousand (by 9.0%) in comparison with the figures recorded at the end of 2005, mainly as a result of increase of retained earnings by PLN 1,249,068 thousand and foreign exchange differences on subsidiaries from consolidation by PLN 265,975 thousand. Non-current liabilities amounted to PLN 5,445,872 thousand and have dropped by PLN 107,981 thousand in relation to the end of 2005, mainly due to the decrease of the value of credits and loans by the amount of PLN 99,825 thousand and deferred tax liabilities by PLN 41,869 thousand. Simultaneously, the level of other provisions has increased by PLN 38,888 thousand, including the shield programs provisions by PLN 30,710 thousand (as a result of reclassification of short-term liabilities into long-term liabilities). The level of short-time liabilities has increased from PLN 8,537,469 thousand as at 31 December 2005 to the level of PLN 9,073,627 thousand as at 30 June 2006. As regards the short-term liabilities, a significant increase of trade and other liabilities and accrued expenses has occurred (by PLN 502.359 thousand) due to, inter alia, the increase of crude oil prices, and increase of income tax liability by PLN 66,322 thousand. At the same time, the level of short-term provisions has decreased by PLN 93,458 thousand, including provisions for shield programs, by PLN 84,041 thousand, out of which the amount of PLN 30,710 thousand as a result of reclassification of short-term liabilities into long-term liabilities. Total indebtedness of the Group (credit facilities, loans and debt securities) reached the level of PLN 4,455,460 thousand as at 30 June 2006, which means a decrease by PLN 61,337 thousand in comparison with the level of indebtedness as at the end of 2005.

3.7 STATEMENT OF CASH FLOWS

3.7.1 Operating activities

In the first half of 2006, net cash flow from operating activities amounted to PLN 1,127,097 thousand and was lower by PLN 518,761 thousand (31.5%) than cash flow within core business recorded in the first half of 2005.

The most important factors which have influenced the level of cash flow from operating activities in the first half of 2006 included the following:

- net profit increasing the level of cash by PLN 1,356,060 thousand;
- depreciation at the level of PLN 976,473 thousand, as compared to PLN 629,152 thousand in the same period of 2005;
- increase of inventories by PLN 600,352 thousand, compared to the increase by PLN 1,299,286 thousand in the first half of 2005;
- increase in the level of liabilities and accrued expenses by PLN 593,265 thousand, compared to an increase of the same by PLN 1,193,782 thousand in the first half of 2005;
- increase in receivables by PLN 1,123,563 thousand, compared to the increase by PLN 336,321 thousand in the first half of 2005;
- decrease of other cash flow from operating activities in connection with the exclusion of the excess of fair value of the net identifiable assets, liabilities and contingent liabilities over the acquisition cost of shares in Unipetrol a.s. Group in the amount of PLN (-) 1,893,688 thousand.

3.7.2 Investing activities

Net cash flow from investing activities in the first half of 2006 amounted to PLN (-) 689,644 thousand, i.e. by PLN 623,833 thousand less than in the same period of 2005. The level of cash flow from investing activities in the first half of 2006 was lower due to investment outlays incurred in connection with the acquisition companies from the Unipetrol a.s. Capital Group and cost of debts purchased from the Unipetrol a.s. Capital Group. The acquisition of property, plant, equipment and intangible assets and the acquisition of short-term securities against the amounts of PLN 791,923 thousand and PLN 95,718 thousand, respectively, represented the highest cost on investing activity in the first half of 2006. The above net cash flow from investing activities was partially balanced by cash from the sale of short-term securities (PLN 56,038 thousand) and from the sale of shares (PLN 80,428 thousand).

3.7.3 Financing activities

Net cash flow from financing activity in the first half of 2006 amounted to PLN (-) 373,008 thousand, whereas in the first half of 2005 the same amounted to PLN 314,024 thousand. The negative result from financing activities in the first half of 2006 results from the repayment of short-term and long-term borrowings and credit facilities, as well as interest paid: PLN (-) 4,360,018 thousand and PLN (-) 88,436 thousand, respectively. Simultaneously, the value of the newly drawn credit facilities as at the end of the first half of 2006 amounted to 4,088,184 thousand. The increase in the amount of repaid and drawn credit facilities results mainly from the swap of the long-term credit at the Parent Company of the value of PLN 1,359,091 thousand into a new credit facility granted on more favorable conditions.

The above cash flows have resulted in the decrease of cash and cash equivalents recorded as at 30 June 2006 in comparison with the cash and cash equivalents held as at the end of the first half of 2005 by PLN 185,036 thousand to the level of PLN 1,190,591 thousand.

3.8 EMPLOYMENT

The average employment in the first half of 2006 in the PKN ORLEN S.A. Capital Group, (the Parent Company and consolidated subsidiaries) amounted to 20,526 persons employed at permanent positions compared to 21,413 persons employed in the corresponding period of 2005. As at 30 June 2006, the employment totaled to 20,552 employees within the Capital Group, which means a decrease by 786 employees, compared with the level recorded as at 30 June 2005.

3.9 BUSINESS SEGMENTS

3.9.1 Refining segment

Refining segment (in PLN thousand)	I half of 2006	I half of 2005	Change %
Sales to external customers	18,834,057	13,834,418	36.1
Transactions with other segments	5,819,435	2,342,322	148.4
Total sales revenues	24,653,492	16,176,740	52.6
Segment result	1,147,700	2,239,637	-48.8
EBITDA*	1,546,725	2,600,391	-40.5
Total costs incurred to acquire segment property, plant and equipment and intangible assets	363,739	338,616	7.4
Share of the segment in the results of the Capital Group	**62.9%**	**58.3%**	7.9
Share of the segment in EBITDA of the Capital Group	55.2%	58.1%	-5.0
Return on sales	4.7%	13.8%	-65.9
Segment result/ segment assets employed	5.9%	13.3%	-55.6
Segment result/ segment equity engaged**	8.4%	19.6%	-57.1
Debt ratio (debts /assets)	29.5%	32.3%	-8.7
Asset turnover ratio	1.3	1.0	33.2
CAPEX/EBITDA	23.5%	13.0%	80.8

*) segment results increased by depreciation
**) segment assets – segment liabilities

In the first half of 2006, the refining segment achieved sales revenues of PLN 24,653,492 thousand, which is by 52.4% more than in the corresponding period of 2005. Sales to external customers increased by 36.1%, while the transactions with other segments increased by 148.4%.

Increase in sales revenues of the segment resulted mainly from high level of fuel price quotations and dynamic growth of the volume of sales in retail and wholesale transactions reaching 31.1% with a domestic fuel (gasoline, diesel oil and Ekoterm) consumption increase of 11.8%. In the first half of 2006, the highest increase of sales revenues was recorded on diesel oil, i.e. an increase by 1,305 thousand tonnes (62.6%) which represents an increase of PLN 2,284,560 thousand and Eurosuper 95 gasoline, i.e. an increase by 222 thousand tonnes (13.5%) which represents an increase of PLN 1,871,037 thousand. The sales of liquid gas have also increased in the first half of 2006 by 55 thousand tonnes (34.1%), i.e. by PLN 173,352 thousand, as compared with the same period in 2005. The sales revenues have increased as a result of activities directed at increasing sales and due to the fact of including the companies from the Unipetrol a.s. Group in the consolidation, which have generated the revenues recognized in this segment amounting to PLN 5,212, 494.6 thousand in the first half of 2006 (compared with PLN 1,167,252.1 thousand in the first half of 2005). In addition, growing domestic consumption of diesel oil has influenced the dynamic growth of sales of that product.

The drop of URAL/Brent differential by 3.0% to the level of 4.20 USD/bbl has had a negative impact on the segment result. The said differential fall caused a decrease of the profit from operations of the Parent Company by PLN 22 million (theoretical negative influence of the differential and USD/PLN exchange rate). The increase of refinery margins has accounted for the increase of EBIT of the Parent Company by PLN 162 million. The realization of

OPTIMA program generated in the first half of 2006 savings for this segment in the amount of PLN 62 million.

In the first half of 2006, the costs of this segment have increased by 60.8% due to high level of crude oil prices (increase by 32.2%).

In the retail segment of the Parent Company the activities were focused on wining new customers and increasing its market share. Moreover, owing to the product category management, centralized purchases and price control system, the segment achieved a significant increase in margins on non-fuel goods in the first half of 2006, i.e. growth by 9.0% to the level of PLN 155 million. Moreover, due to the increase of the volume of sales at the Company's own stations, partner stations and franchise stations, an increase of margins on fuels by 5% to the amount of PLN 447 million was generated.

As a result of the aforementioned factors, the segment result for the first half of 2006 amounted to PLN 1,147,700 thousand, whereas in the corresponding period of 2005 the result of the segment amounted to PLN 1,461,469 thousand (after eliminating the one-off factor related with the acquisition of shares in Unipetrol a.s. in the amount of PLN 778,168 thousand). The Parent Company, Orlen Oil sp. z o.o. and Unipetrol a.s. Capital Group have had the most significant impact on the result of the segment as the said entities have jointly generated in the first half of 2006 a total of PLN 1,067,622.2 thousand (as opposed to PLN 683,303 thousand in the first half of 2005 (without recognizing the one-off factor related with the acquisition of shares in Unipetrol a.s. in the amount of PLN 778,168 thousand). In the first half of 2006, an increase of the segment share in the result of the Capital Group was recorded at the level of 62.9%. (as compared to 58.3% previously).

In the first half of 2006, the cost incurred to acquire segment property plant, equipment and intangible assets has risen by PLN 25,123 thousand in comparison with the same period of 2005.

3.9.2 Petrochemical segment

Petrochemical segment (in PLN thousand)	**I half of 2006**	**I half of 2005**	**Change %**
Sales to external customers	4,291,902	1,819,074	135.9
Transactions with other segments	1,837,421	940,844	95.3
Settlement of hedging transactions	56,227	49,330	14.0
Total sales revenues	6,185,550	2,809,248	120.2
Segment result	538,207	1,350,811	-60.2
EBITDA*	905,663	1,446,169	-37.4
Total costs incurred to acquire segment property, plant and equipment and intangible assets	116,853	317,197	-63.2
Share of the segment in the results of the Captial Group	**29.5%**	**35.1%**	-16.0
Share of the segment in EBITDA of the Capital Group	32.3%	32.3%	0.0
Return on sales	8.7%	48.1%	-81.9
Segment result/ segment assets employed	5.9%	14.2%	-58.5
Segment result/ segment equity engaged**	7.0%	15.6%	-55.1
Debt ratio (debts /assets)	15.8%	8.8%	79.5
Asset turnover ratio	0.7	0.3	130.0
CAPEX/EBITDA	12.9%	21.9%	-41.1

*) segment results increased by depreciation

**) segment assets – segment liabilities

From January 2006, the previously presented chemical segment was divided into two areas of operation: petrochemical and chemical. The activity of PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), petrochemical activities of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o. were accounted for the newly separated petrochemical segment.

In the first half of 2006, the petrochemical segment has reached the revenues from sales in the amount of PLN 6,185,550 thousand, which means an increase by 120.2% in comparison with the similar period of 2005. Sales to external customers increased by 135.9%, while the value of transactions with other segments increased by 95.3%. Volume of sales of petrochemical products in the first half of 2006 increased by 152.8%, as compared to the analogous period in the previous year and amounted to PLN 4.348.129 tonnes. An increase of the volume of sale of main petrochemical products was recorded, including polyethylene by 187,6%, polypropylene by 200.4%, ethylene by 222.7% and propylene by 70.7%.

The increase of the value and volume of sales results from, *inter alia*, including in the consolidation the companies from the Czech Unipetrol a.s. Capital Group, which produced in the first half of 2006 revenues on sales within this segment in the amount of PLN 2,747,355 thousand, compared to PLN 774,861.0 thousand in the first half of 2005.

In the first half of 2006, the result of the segment amounted to PLN 538,207 thousand, whereas in the corresponding period of 2005, it has reached the level of PLN 457,890 thousand (after the excess of the fair value of acquired net assets over the acquisition amounting to PLN 892,921 thousand was eliminated). Special attention should be paid to the particularly good results of the companies from the Unipetrol a.s Group included in this segment, which have generated a profit of PLN 285 million in the first half of 2006. A rather positive result was also reached by Basell Orlen Polyolefins sp. z o.o., which has increased the profit from operations in the first half on 2006 by PLN 12 million in comparison with the first half of the previous year. In the first half of 2006, PKN ORLEN S.A. recorded by PLN 200 million lower profit in comparison with the same period of the prior year. The decrease of margins on quotations of petrochemical products have significantly influenced the result of the petrochemical segment. The estimated negative impact of decrease of margins on quotation of the Parent Company amounted to PLN 175 million.

The implementation of OPTIMA Program produced savings for this segment in the first half of 2006 in the amount of PLN 0.4 million.

The decrease of cost incurred in connection with the acquisition of segment property, plant, equipment and intangible assets by 200,344 thousand in the first half of 2006 resulted from investment activities for Olefin II and Basell Orlen Polyolefins sp. z o.o. in the first half of 2005.

3.9.3 Chemical segment

Chemical segment (in PLN thousand)	I half of 2006	I half of 2005	Change %
Sales to external customers	1,214,032	750,443	61.8
Transactions with other segments	75,785	508	14818.3
Total sales revenues	1,289,817	750,951	71.8
Segment result	85,925	213,270	-
EBITDA*	178,680	259,581	-31.2
Total costs incurred to acquire segment property, plant and equipment and intangible assets	84,323	120,050	-29.8
Share of the segment in the results of the Captial Group	**4.7%**	**5.5%**	-
Share of the segment in EBITDA of the Capital Group	6.4%	5.8%	10.3
Return on sales	6.7%	28.4%	-
Segment result/ segment assets employed	3.5%	9.1%	-
Segment result/ segment equity engaged**	4.2%	11.0%	-
Debt ratio (debts /assets)	15.6%	17.3%	-9.8
Asset turnover ratio	0.5	0.3	65.8
CAPEX/EBITDA	47.2%	46.2%	2.2

*) segment results increased by depreciation
**) segment assets – segment liabilities

From 2006, the previously presented chemical segment was divided into two areas of operation: petrochemical and chemical. The activity of Zakłady Azotowe „Anwil"S.A., Spolana a.s. (subsidiary of Unipetrol a.s.) and ORLEN PetroProfit sp. z o.o. were accounted for the newly separated petrochemical segment.

In the first half of 2006, the chemical segment has reached higher revenues from sales in the amount of PLN 538,866 thousand, which means an increase by 71.8% in comparison with the similar period of 2005. An increase of the volume of sales of main petrochemical products was recorded, including polyvinyl chloride (PVC) by 68.3%, soda lye by 77.6% and PVC granulate by 35.9%. High demand for fertilizers and their relatively high prices in the second quarter as well as an increased the demand for polyvinyl chloride and granulated products have positively influenced the dynamics of the results of the key company within the segment, i.e. Anwil S.A. The profit on the Company's operations increased by PLN 14,805 thousand in the first half of 2006, as compared with figures recorded in the first half of 2005. On the other hand, asset revaluation in Spolana a.s. as at the date of acquisition caused the increase of depreciation in the second half of 2006, which resulted in incurring loss from operations by the above-mentioned company in the first half of 2006 in the amount of PLN 2,994.5 thousand.

Due to the factors referred to above, the result of the segment in the first half of 2006 amounted to PLN 85,925 thousand, whereas in the first half of 2005 it reached the level of 89,334 thousand (after the one-off factor relating to the transaction with Unipetrol a.s. in the amount of PLN 123,936 thousand was eliminated). In the first half of 2006, a decrease by PLN 35,727 thousand of cost incurred to acquire segment property, plant, equipment and intangible assets was recorded in comparison with figures from the first half of 2005. The implementation of OPTIMA Program produced savings for this segment in the first half of 2006 in the amount of PLN 10 million.

3.9.4 Other operations

Other operations (in PLN thousand)	I half of 2006	I half of 2005	Change %
Sales to external customers	478,969	307,691	55.7
Transactions with other segments	525,210	410,041	28.1
Total sales revenues	1,004,179	717,732	39.9
Segment result	56,416	289,838	-
EBITDA*	162,356	400,119	-59.4
Total costs incurred to acquire segment property, plant and equipment and intangible assets	74,272	53,909	37.8
Share of the segment in the results of the Capital Group	**3.1%**	**7.5%**	-
Share of the segment in EBITDA of the Capital Group	5.8%	8.9%	-34.8
Return on sales	5.6%	40.4%	-
Segment result/ segment assets employed	1.3%	7.8%	-
Segment result/ segment equity engaged**	1.6%	11.0%	-
Debt ratio (debts /assets)	15.3%	29.1%	-47.4
Asset turnover ratio	0.2	0.2	22.9
CAPEX/EBITDA	45.7%	13.5%	238.5

*) segment results increased by depreciation
**) segment assets – segment liabilities

In the first half of 2006, the sales revenues on other operations amounted to PLN 56,416 thousand, in comparison with profits from operations in the amount of PLN 30,542 thousand reached in the first half of 2005 (after eliminating the excess of the fair value of acquired net assets over the acquisition cost in the amount of PLN 259,296 thousand). PKN ORLEN S.A. recorded the highest increase of the result from other activity, i.e. its profit raised by PLN 45,330 thousand in the first half of 2006 in comparison with the figures recorded in the first half of 2005.

Selected area of activity of Unipetrol a.s., accounted for in this segment, generated in the first half of 2006 a loss of PLN 26,114 thousand.

The implementation of OPTIMA Program produced savings for this segment in the first half of 2006 in the amount of PLN 25.7 million.

In the first half of 2006, an increase by PLN 20,363 thousand of cost incurred to acquire segment property, plant, equipment and intangible assets was recorded in comparison with figures from the first half of 2005.

3.10 PUBLICATION OF FINANCIAL RESULTS FORECAST

PKN ORLEN S.A. Capital Group did not publish any forecasts of financial result for the first half of 2006.

IV. MAJOR ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT WITHIN THE GROUP

In the first half of 2006, the Parent Company has carried out a number of studies related to the development of new product technologies, improvement of the quality of products manufactured, and reduction of influence of production activities on environment. The Parent Company does not carry out in its own name any R&D activities – those are contracted with external institutions, such as research centers and institutes, universities and polytechnics, and business entities carrying our R&D activity.

The most important studies and developments at the Parent Company within the scope of R&D in the first half of 2006 include as follows:

- "Modification of the unit for treating and neutralizing used lye and suggesting other possible measures and solutions for treating the product of recycled used lye". Study performed by The Institute of Chemistry at the Warsaw Polytechnics in Płock;
- "Supervision of the process of enriching crude oil processing with an additive of post-pyrolysis oil (OP), including day-to-day supervision and evaluation of the impact of the additive on particular fractions". Study performed by The Institute of Chemistry at the Warsaw Polytechnics in Płock;
- "Further development of the range of Ekodiesel oils and/ or Ekoterm heating oils through changes in the development of C_{10+} fraction ". Study performer by the R&D Centre of the Refinery Industry in Płock.
- "Evaluation of practical properties of motor fuels composed in accordance with the EU Directive 2003/30/EC, with special consideration paid to the effects of fuels used on the operation of the catalyst". Study performed by the Institute Kerosene Technology in Cracow.
- "Evaluation of the impact of components available under the new quality standards of fuels (EN 228:2004) on the properties of fuels composed. An approach to determine the best possible management of components in accordance with a prescribed mathematical model within the scope of satisfying the additive and non-additive parameters". Study performed by the Central Kerosene Laboratory in Warsaw.
- "Development of highly stable unleaded fuel composition technology for engines powered with LPG". Study performer by the Central Kerosene Laboratory in Warsaw.
- "Specifying potentials for adapting Jet A1 fuel used in turbine jet engines to power Diesel engines of motor cars and generators". Study performed by the Air Force Technology Institute of in Warsaw;.
- Performance of warranty check of the steering unit and thermal study of 13 UP55-7, TG-4 turbine after modernization of the electrohydraulic steering unit and after the renovation of the turbine set. Performed by ENERGOPOMIAR Sp. z o.o. in Gliwice.
- Emission study of 00-420 boilers no. 6 and 7. Performance of studies on gas emissions from 00-420 boilers no. 6 and 7 after the erecting a structure for the new gas burner installation. Study performed by ENERGOPOMIAR Sp. z o.o. in Gliwice.
- Preparation of applications for new rates and charges for heating and electric energy, including a revised and updated documentation relating to the pricing process, preparation of additional comparative analyzes for the year 2005 and advisory services in the scope of reports for he Energy Regulatory Office. Study performed by Yes Energy Spółka z o.o. with its register Office in Warsaw.

Key Capital Group companies achieved the following results in research and technological development:

- **Rafineria Trzebinia S.A.**

Continuation of previous research studies:

- "Operational analysis of fuels containing ester components, including methyl esters"
- "Evaluation of the production technology and application of biofuels produced by Rafineria Trzebinia S.A. within a pilot supervised program".
- "Development potential of distilled glycerin".

The following research studies were accomplished:

- "Development of a technology for the production of biofuels composed of fatty acid methyl esters (FAME) for self-ignition engines and subsequent supervised validation of biofuel features in use"; The research was performed by consortium of CLN, ITN and RT S.A.

The research carried allowed to develop a new product, i.e. Diesel oil - P-379146, which was submitted to the Patent Office for obtaining patent protection.

- **Rafineria Nafty Jedlicze S.A.**

The following R&D studies have been carried out:

- studies on the application of a new catalyst for hydrorefining of distillates from used oils aimed at improving the properties of obtained basic oils; the studies have resulted in interesting data;
- preparation of preliminary materials and analyzes for the "Modernization of DRW installation project".

- **Anwil S.A.**

Under the performed R&D studies the following activities were undertaken:

- the modernised Chlorine and Sodium Wax Production Plant was delivered, it manufactures goods under the state of the art technology of membrane electrolysis. The realization of this investment will produce the following effects:
  - the highest world-level of product quality;
  - increasing the production capacity of chlorine up to 195 thousand tonnes/ year;
  - increasing the production capacity of Sodium Wax up to 217 thousand tonnes/ year;
  - improvement of work safety standards;
  - application of the best available techniques compliant with EU Directives in the scope of production;
  - elimination of asbestos from the production (under the EU Directive - until 2010);
  - significant savings on the use of the most expensive raw materials in the process of chlorine production, including electric energy and heating.

completion of the construction of CANWIL warehouse (nitro-chalk) and delivery of the warehouse for tests. The warehouse is adapted to store unpacked, loose fertilizers of a total capacity of 25 thousand tonnes. The warehouse

is expected to be delivered for regular use in September after all official delivery-acceptance documents are obtained.

- **ORLEN Oil Sp. z o.o.**

Research and development activities included:

- Continuation of research within the group of oils for automobile industry in order to introduce to the offer a group of products that satisfy the newest quality norms *ACEA 2004* and requirements of the leading motorcar producers, in connection with the introduction of restricted limits on the emission of exhaust gas *Euro4*. Changes in the construction of motor engines and exhaust gas filtration systems, as well as the related changes in the quality classifications of motor oils forced changes in the formulas of lubricating oils – "low SAPS" and "mid SAPS" oils have emerged;
- Introduction into sales of Platinum Ultor Progress 10W/40 the latest generation of synthetic oil; it has been developed specifically for the European Diesel motors running on high loads that comply with the most restricted norms of exhaust gas emission Euro 4. A unique formula „low SAPS" guarantees a low level of sulphur, phosphorus and sulfated ash contents complies with ACEA E6-04 norms and standards and OEM producers, i.e. MAN, Mercedes-Benz and Renault;
- Introduction on the market of synthetic oil for lubrication of gasoline and Diesel engines of motorcars and small vans complying with the standards Euro4, i.e. Platinum MaxEnergy Euro4 5W/30. The said oil complies with the requirements of ACEA 2004: C3, A3/B3, A3/B4; API: SM/SL/CF classifications and new requirements introduced by Mercedes-Benz, Volkswagen and BMW;
- Obtaining the confirmation of compliance with the newest specifications and norms ACEA E7-04 with respect to two engine oils for lubricating heavy diesel engines belonging to the Platinum Ultor group, i.e. Platinum Ultor Extreme 10W/40 and Platinum Ultor Plus 15W/40;
- enlargement of the offer for agriculture by special hydraulic oils and gear oils to be used in machines and devices employed in agriculture: Agro HL 46, 68, 100, 150; Agro UTTO; Agro GL-4 80W; Agro 6; Trawol 2T;
- launching of research on the compatibility of lubricating oils with biofuels used in heavy construction machines and equipment and in heavy trucks (this research is carried out together with Rafineria Trzebinia and CLN Warsaw);
- introduction to the offer of the following products for the needs of the industry: L-AN 80HO machine oil; Iterm 100 heating oil; D slack wax; ORLEN OIL S-500; Aluwal SM-L oil for the purposes of aluminum cold rolling; Konkretom L i Konkretom NH antiadhesive oils; "A" VG 32 oil for forming glass vials;
- certification process for obtaining the B safety class in the group of oils for the mining industry: Hydrol L-HL and Hydrol L-HM hydraulic oils and GALOP hydraulic-gear oils.

- **Inowrocławski Kopalnie Soli „SOLINO" S.A.**

Continuation of activities in the field of research and development undertaken in previous years, encompassing in particular, two main areas of interest:

- assuring long-term strategy for warehousing crude oil and fuels exceeding the time limits determined by the resources of "Góra" deposits, subject to security of the warehousing capacities obtained;
- securing and maintaining of the yield of brine exploitation from „Mogilno" deposits, provided the quality aspects of

the brine determined by the quality of the deposit;

Under the above-mentioned guidelines, the following activities were carried out:

- the valuation of salt deposits in Lubień Kujawski and Łanięta. Based on the valuation, the Company will launch negotiations with the Ministry of Environment in the second half of 2006 with respect to the purchase of rights to the geological information on those deposits;
- advanced works over the feasibility study of the LPG warehouse over "Góra" deposits;
- project has been designed and the agreement with Geofizyka Toruń has been negotiated for carrying out high-resolution 2D seismic research on the South-East and Eastern side of Mogilno diapiric fold. The research will be carried out in the second half of 2006;
- a number of analyzes and studies of technological nature was carried out with view of modernizing the technology of leaching, including the possibility of [illegible] at the depth of 2000m and increasing the diameter of free-hanging leaching pipe columns.

- **ORLEN Projekt S.A.**

Quality Management System under ISO 9001 and NATO specified in AQAP 2110 was updated and the relevant certificates were issued for those systems by BVQI and NATO within the undertaken research and development activities.

- **ORLEN Laboratorium Sp. z o.o.**

A new commercial brand named "BAQ" was developed within the undertaken research and development activities. At present, further works are being carried in order to introduce the new brand for the purposes of fuel quality monitoring.

V. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

The most important factors that have conditioned the development of the PKN ORLEN S.A. Capital Group in the course of the I half of 2006 include:

- **Revised development strategy of the Parent Company**

In January 2006, the Parent Company has revised the strategy for the years 2006 to 2009 which maintains the objective of activities aiming at improving the efficiency, however, with a special emphasis on the enhancement of the core business on domestic markets and monitoring of development opportunities on new markets, including the area of mergers and acquisitions in the following years.

The most important assumptions of the revised development strategy of the Parent Company include, as follows:

1. Financial goals to be reached in 2009, provided the level of macro-economic conditions recorded in 2004:

• EBITDA	PLN 10 billion
• annual average CAPEX rate in the amount of	PLN 3.4 billion
• ROACE ratio forecast at a minimum level of	18.5%
• financial gearing at the approx. level of	30-40%

2. The establishing in April 2006 of the company ORLEN Upstream Sp. z o.o. which main activities are analysis of acquisition possibilities of crude oil reserves and reaching its own raw materials base. As a result, it will be possible for the Parent Company to mark a significant increase of market value and improve its advantageous market position. The strategy of mining segment development has been divided into two stages: 1st stage until 2009 and the 2nd stage until 2015. The estimated volume of raw material output provide for a gradual increase of the raw material from 0.4 million tonnes in 2007 to the level of at least 4.3 million tonnes in 2015. The required capital expenditures has been estimated at an annual amount of USD 130 million in the period from 2007 to 2009, and an annual amount of USD 438 million in the subsequent five-year period.

3. The rate of dividend to be paid is conditioned on the engagement in mergers and acquisitions and maintenance of the most advantageous capital structure. The implementation of this guideline is planned for the year 2007, in order to cover the dividend to be paid for 2006. The objective of the Concern is to pay to the benefit of the shareholders a dividend at a level not lower then 50% of the volume of free cash flow to equity (FCFE). However, in a situation of considerable acquisitions, the Parent Company will rather strive to return to safe levels of indebtedness, which according to FCFE approach, may result in a limited payment of dividend. On the other hand, in the event of sale of Polkomtel, provided there will be no other long-term liabilities, the Parent Company plans to create a special Dividend Fund for higher dividend payments in the future

- **Development of retail sales**

In March 2005, the Parent Company has announced "Retail Sales Development Plan in Poland 2005-2009" which assumes at least 30% share in the Polish fuel market. Since January 2006, the Parent Company has been recording a dynamic growth in volume of retail sales at stations operating under its name. In the first half of 2006, the retail network has sold 19.2% more fuels than in the corresponding period of the last year. The increase of retail sales results from consolidation of Unipetrol Group's results for the entire six-month period, improved results of ORLEN Deutschland and in case of the Parent Company the gradual improvement of the quality of services at gas stations which is monitored through the "Secret Shopper" system. Year 2006 is clearly marked with the positive influence of the introduction on the Polish market of a new brand of gas stations, i.e. BLISKA brand. 30 BLISKA stations were opened in the beginning of 2006. Due to their insignificant number, they do not play an important role in generating the result on retail sale in the analyzed period. However, the activity of those stations proves the strategy adopted by the Parent Company to be promising. The increase of the volume of retail sales at BLISKA stations amounts to approx. 30%. After the rebranding of those stations which had worse locations into BLISKA stations, they have recorded a dynamic growth. This year, BLISKA network within Poland will enlarge to approx. 160 stations. In the upcoming few years, the economy network should grow by approx. 250 stations per year. BLISKA brand stations of economy standard were introduced on the Polish market in November 2005 in response to the needs and expectations of clients who value the quality of product but are who also price-sensitive. Fleet card market is also dynamically growing. The sale of traditional fleet cards increases. The Parent Company remains the main player on the market within the area of fleet cards. From 1 March 2006, a special offer of fleet cards for small and medium companies was introduced. At present, the Parent Company develops and works on the implementation of an offer directed to transportation companies, i.e. for lorries and trucks. The offer for small and medium entities Your Local Discount allows many owners running stations to join the battle and win over new clients, including the market of fleet cards. On the basis of a declaration submitted to the personnel running the station, a client has an immediate access (on the same day) to special offers. The process of changing "blue" Petrochemia Płock stations into "green" and "red" ORLEN stations is continued. The schedule for 2006 includes the plan of turning 65 Petrochemia Płock brand stations into franchise stations. In line with the adopted strategy, ORLEN intends to hold a network of about 900 premium stations and about 1000 BLISKA economy stations. Both standards are also available to be used under franchise agreements by private gas stations.

- **Implementation of segment management**

On 18 November 2005, the Management Board of the Parent Company has approved the New Organizational Rules and Regulations, which authorize the implementation of segment management as of 1 January 2006. The following six business segments have been separated: Refinery, Oils, Wholesale, Retail, Petrochemical and Chemical. The above-mentioned segments are managed by executive directors, who took over the task of coordination of operations of a given activity within the Capital Group. Segment management and appointment of executive directors has made the communication between particular areas easier. At present, a set of activities was launched in order to prepare the introduction of segment management within the Unipetrol Group, starting from the next year.

- **Management by objectives (MBO)**

From 1 July 2005, the management personnel of ORLEN and members of the management boards of the biggest 23 companies from the Capital Group have been covered by a new motivation system, referred to as the MBO (Management by Objectives). It was an important day in the Company's operation and in view of the implementation of the strategy for the years 2005 to 2009. This motivation system brings together all employees and directs the efforts of the whole organization towards the fulfillment of targets which are of primary importance for the Company, the targets being set by the Supervisory Board and the shareholders. Within this system, each manager is given a set of clearly defined individual targets which make up the common target and are aimed at increasing the value of the Company. Individual targets that are to comply with the SMART principle, i.e. be stimulating, motivating, ambitious, realistic and attainable, are attributed to specific positions and not to individuals. The whole system is set for attaining the common target measured by SVA indicator (shareholders value added). Moreover, the system is also attractive from the financial point of view; annual bonuses can often reach more then 50% of the annual remuneration, which represents a strong incentive for attaining the targets set. It also allows for paying special bonuses to the best-performing employees, based on the effects on their work, which encourages the employees to engage even more in the realization of the targets. MBO has been used by the biggest corporations worldwide. It works perfectly at commercial, production and service companies. It also brings measurable effects within fuel companies. Managers from Shell, Statoil, Mobil and OMV work under MBO. In 2005, the system has covered a group of 198 managers, whereas in 2006, subsequent key positions were determined for the realizationn of strategic plans of the Concern and the system will cover a total of 803 job positions. It is planned that in 2007 the system will cover a group of 1,262 employees within the whole Capital Group, including PKN ORLEN, Unipetrol Group, Polish companies of the Group and ORLEN Deutschland.

- **OPTIMA, operating costs reduction program**

OPTIMA, the program for reducing operating costs, has replaced the previously operating COCCP program operating in years 2004-2005. In comparison with the COCCP, OPTIMA is to embrace more operating areas in PKN ORLEN S.A. and it will be introduced within particular companies of the Capital Group.

In the first six months of the 2006, OPTIMA program has resulted in PLN 98.1 million of savings within the area of operational expenses. The above figure constitutes 39.2% of the target planned for the whole 2006, determined at the level of PLN 250 million. The teams engaged in working on the program have generated a potential of PLN 230 to 280 million of savings in this area. However, full realization of the target set is conditioned by many market factors, such as amendments of provisions governing the use of double-layer tanks or the increase of prices of raw materials and services. In the second main area of application of OPTIMA, i.e. optimization of investment outlays, an amount of PLN 217 million potential savings was generated, including PLN 45 million under the project of purchases made towards specific investments. The savings of PLN 59 million obtained until present day refer mainly to the planned investments and investments being currently curried out at the Parent Company. However, investments carried out within the Capital Group will also be covered by the optimization process, where measurable effects will probably be observed in the second half of 2006. When analyzing particular projects carried out under OPTIMA program and its areas of application, special attention should be paid to the projects which have the most significant impact on the results of the program. These include "subsidiaries", "production" and "BONUS" (purchase procedures). The first project,

namely *the subsidiaries*, generated PLN 20.1 million savings within half a year of realization of its guidelines. The value of those savings make up exactly half of the target value of savings set for this source in 2006. Other two projects carried out within the areas of production and purchases have generated a total of PLN 46.1 million of savings. In the case of production, the result is considerably higher than the preliminary estimates, whereas in the area of purchases only 31.5% of the target value was achieved. The undertaken analyses and activities show that the realization of the program in the second half of 2006 will allow for attaining all the targets previously set.

- **BONUS Project**

In April 2005, the Parent Company has launched the BONUS project. It was aimed mainly to reduce considerably the costs related to external purchases and to facilitate purchase procedures. In the course of cooperation with A.T. Kearney during the period of more then one year, the project generated savings of more then PLN 180 million in the area of purchases within the PKN ORLEN Capital Group (on a yearly basis). All savings were approved by a specially appointed team composed of representatives from finance departments and representatives from the Cost Management Office of the Parent Company. The supervision and control over the project was meticulous as the result of the BONUS project contribution to OPTIMA program and the savings themselves will stretch over a long period of time. BONUS means not only savings, but also purchase centralization and changes to the purchasing processes. In the course of the project, new purchase policy was introduced. The policy describes the whole process from the moment the demand is placed, through the supplier selection process, signing of the agreement, sending of the order and the delivery. At the same, many purchase functions previously scattered between various organizational units were centralized.

- **Competence Development Program**

In the first half of 2006, the department of Human Resources (HR) has carried out a pilot Competence Development Program. The Project aims at evaluating and developing the competence of staff employed at the Parent Company. By the decision of the Management Board, the pilot program covered employees who have been participating in MBO in 2005 and office employees who wished to participate in the project. In the course of preparatory works, general competence (skills) were determined and specific skills required within particular areas of the Company's operation. At the end of May and the beginning on June 2006, the competence evaluation process was carried out, and subsequently the analysis of the pilot program outcome was made. The obtained information is presently used to design a development and training strategy for the evaluated group.

- **Feedback 360 project**

Feedback 360 Project constitutes the continuation of activities connected with the implementation of the Competence Development Program, which covers employees participating in the Management by Objectives Program (MBO) and selected key personnel. The aim of this Project is to identify the manner of operation of the Company's executive management and develop specialist training course programs, in consideration of the real needs and expectations in that area.

- **Internship programme**

Since 2002, PKN ORLEN S.A. has been participating with Labor Offices with respect to the offers of student traineeship directed to high school and university level graduates. The selection of the participants is carried out in line with recruitment standards used within the Concern.

Activities undertaken by the HR Department in the first half of 2006 made it possible to systemize the scope of cooperation with Labor Offices, i.e. providing a detailed and precise human resources needs of PKN ORLEN S.A., mainly in the production area, in order to provide a potential employee with an adaptation period at the workplace. In 2006, 46 persons were admitted for an internship at the headquarters of he Parent Company and it is planned to accept further 50 persons.

- **Logistics development plan for the years 2006 -2009**

In May 2006, the Management Board has presented and the Supervisory Board has accepted the *Logistics Development Plan for the years 2006–2009.* The document complies with the general strategy adopted by the Company, in particular, with the retail sale and wholesale strategy. The superior objective of the logistics relies on the operational handling of fuel sales and optimization of costs of product delivery to the Concern's clients, given the fact that the Company goes international (Unipetrol, Orlen Deutschland and other capital investments abroad).

The most important elements of the *Logistics development plan for the years 2006-2009*, include:

- strengthening of the market advantage in the wholesale and retail sale through the development and modernization of the logistic infrastructure and significant improvement of productivity and "tightness" of the logistic system;
- in rail transport – development of forwarding system organized by PKN in order to achieve the market share of 40% in the total of rail transport as at 2009;
- restructuring of transportation companies in order to improve the efficiency of road transportation of fuels and allowing the Concern to influence an effective operation of this market through its own companies;
- increasing the possibility of warehousing crude oil and fuels at salt mine cavities for the purposes of the Concern and making the reserves available to external operators in order to generate additional revenues; carrying out analysis of the functionality and usefulness of the enlargement of the cavities for warehousing other products;
- further investments in pipelines for transporting product, in particular, the pipeline connecting Ostrów Wielkopolski with Wrocław.

- **Investment program of the Parent Company**

Development Plan of the Parent Company provides for the implementation of the following key investments:

Within the Refinery Segment:

- modernization of Diesel Oil Hydrodesulphurization VI (HON VI) installation for the optimization of production of "sulphur-free" diesel oil with the use of the latest generation of catalyst devices. The modernization will contribute to the increase of reliability and reduction of production costs of diesel oil with sulphur content of 10 ppm. The central unit of dewaxing process will be opened in the fall of 2006;

- construction of a reactor for denitrization of crude oil fraction at Soft Asphalt Hydrodesulphurization (HOG) installation. The project is aimed at increasing the quality of the component of Ekoterm light heating oil, reducing costs and increasing production capacity. Construction works in progress;
- multi-variant analysis carried out by external entities will allow to choose the best possible variant of heavy residue management. The analysis mentioned above shall constitute a reference for all future investment decision.
- construction of Diesel Oil Hydrodesulphurization VII (HON VII) together with Hydrogen II installation. Negotiations with engineering companies are carried out.
- modernization of Alkylation (HF) installation. A public tender was launched in order to obtain a relative licence and preliminary project.

Within the Petrochemical Segment:

- PX (paraxylene) complex and PTA (terephthalatic acid) complex. At present, preliminary projects are being prepared. The preliminary project for the construction of PX installation has been accomplished. The development of the preliminary project with regard to the construction of the terephthalatic acid production unit is carried out in accordance with the time schedule.
- construction of a complex for paraxylene (PX) production with a nominal capacity of 400 thousand tonnes per year. The deadline for the completion of the investment was set for the first half of 2009. The new installation will increase the production capacity of paraxylene (PX) to the level of 600 thousand tonnes per year for terephthalatic acid (PTA) as the basic component for the production of polyesters;
- construction of a complex for terephthalatic acid (PTA) installation with a nominal capacity of 600 thousand tonnes per year. The objective of the investment is to extend the production chain towards petrochemical products characterized by a high market value. The deadline for the project completion is scheduled for the first half of 2010.

- **Loyalty programs binding at the Parent Company**

VITAY program is a loyalty scheme aimed at individual customers visiting ORLEN gas stations on a regular basis. As at 30 June 2006, the program had a group of 5,960.8 thousand participants within 1,572 participating gas stations, including 1,328 owned by the Company, 137 partner stations and 107 franchise gas stations. In the first half of 2006, a number of approx. 230 thousand VITAY loyalty cards was issued, compared to over 312 thousand cards issued in the first half of 2005, whereas average daily sales amounted to over 5 million liters.

FLOTA Polska Program is designed for institutional customers operating their own means of transport. The most numerous participants of the program include: forwarding companies, production and trading companies, banks, offices of central and local administration and foreign branch offices. In the first half of 2006, a number of approx. 77 thousand FLOTA loyalty cards was issued, and the share of sales with FLOTA cards in the total sales of fuels within the network of gas stations owned by the Company increased in the first half of 2006 to 11.6%, as compared to 10.4% in the first half of 2005.

- **Restructuring activities carried out within the Parent Company**

On 20 September 2005 the Management Board of the Parent Company adopted the strategy of activities relating to the process of restructuring in 2006. The concluding of significant restructuring agreement regarding employees' situation stabilization was a significant element of the above mentioned strategy. This has replaced the former agreement relating to the same matter dated on 23 December 2006. The new restructuring agreement was supposed to improve consulting procedures with the trade unions, eliminate agreement interpretation doubts and establishing the list of employees' benefits under the restructuring program. The most recent field of regulations improves the implementation of the particular processes and allows more precisely estimate the expenses of planned initiatives related to employees.

On 27 March 2006, after 3-month negotiations, the agreement was reached. It refers to rules of cooperation between the social partners in the restructuring processes run in the Parent Company as well as the employees' rights regarding these processes. The realizing of the stage of the restructuring strategy will assure of the improvement in restructuring in the Parent Company.

The restructuring activities carried out in the first half of 2006 referred to the processes of the Accounting, and the Prevention Departments, the Railway Expedition Plant as well as to the Environmental Laboratory, the Logistics Support Unit at the Purchase Department and the Department of Non-gasoline Goods and the Categories Management.

Within the above-mentioned restructuring projects there were three different types of activities conducted:

- The transfer of the Parent Company employees to the new established and already existing entities within the Capital Group in relation to reduction of employment and the proposal of adequately configured protection packages (the program of voluntary terminations, training packages, activation package).
- The reduction of employment in the Parent Company resulting from the appropriate protection packages.
- The relocation of employees with the simultaneous proposal of protection packages (relocation package).

The financial aspects of the compensation program have been presented in the explanatory note 33 to the consolidated financial statement for the first half of 2006.

- **Situation on the German fuel market**

Intensive competition on the liquid fuels market that continued in 2006 as well as current trends in margins were still significantly impacting results of Orlen Deutschland AG. With an effect from January 2006, higher margins on the German liquid fuels market led to an increase in the profitability of retail sales of liquid fuels.

ORLEN Deutschland AG will realize its developement through the following actions:

- 'Fit for growth' program;
- extension of the gas station network through acquisition, building and rebuilding of the existing gas stations. Moreover, take-over of middle-size network of gas stations is planned in order to increase the efficiency of the gas stations network held;
- increase of the turnover as a result of target-oriented marketing strategy;
- optimization of costs and organizational structures of the company through realization of budgetary targets set for 2006;

- consequential restructuring policy and disinvesting activities oriented at closing out of unprofitable gas stations in 2006 and continued replacement of station dealers in accordance with ratios measuring their performance.

- **Activity of Basell Orlen Polyolefins Sp. z o.o.**

Realization of the investment program within the scope of building new polyolefin installation ensured production capacity of the level of 400 thousand tonnes of polypropylene and 320 thousand tonnes of HDPE polyethylene. The company posses recently advanced production plant and logistic centre, which allows competing effectively on the polyolefin market. At the same time the macroeconomic environment and its perspective in the few forthcoming years are positive. The further development directions are related to the business strategy of the shareholders, in particular depend on the future plans for petrochemical assets of the Parent Company.

- **Development program of ANWIL S.A.**

Investment undertakings carried out in the last few years significantly improved the competitive advantage capacity of ANWIL S.A. The development program implies the continuation of the investment policy connected with the protection of the environment and improvement of the company's cost efficiency:

- launching of the modernized chlorine installation at the beginning of 2006 will generate substantial savings on electric energy and heating energy, and guarantee improved quality of NaOH (sodium hydroxide) produced. Consequently, the production efficiency of all installations will be significantly increased and the competitiveness of the product offered more advantageous;
- modernization of the ammonia production line A which caused 3-month standstill; the modernization will allow to improve the production line capacity and reduction of production costs;
- capital expenditure for purchasing of three layers foil PE production line – the change of PE packages' production technology will allow to reduce the material costs and increase the quality of packages;
- synergy effects resulted from planned acquisition of major stake of shares of Czech company Spolana.

The significant factors giving a chance for a continuance of the company's capacity increase, the strengthening of the company's recent market position and the development on new markets are as follows:

- the development of Olefin installation in the Parent Company launched in the first half of 2005,
- more efficient usage of recent fertilizers' production capacity (after minor modernizations),
- potential acquisitions of other entities in order to achieve a product and raw materials integration.

Additionally other possibilities are reconsidered:

- investment in a new sector of production basing on raw materials which are available within the Orlen Group at present and which will be available after the investment in Olefin III is finished;
- production of cyclohexane designated for Czech company Spolana based on benzene purchased from the Parent Company.

- **Development programme of Rafineria Jedlicze S.A.**

The increase of volume of retrieved used oils and the improvement in usage of production capacity may be positively influenced by:

- cooperation with ORLEN OIL to intensify the collection of used oils through the distribution structure of ORLEN OIL,
- the increase the obligatory retrieval rate from 45% to 50% starting from the year 2007,
- the increase of demand on lubricants on the domestic market.

The following investment undertakings will have the significant impact on the improvement of the company's profitability and better usage of the recent production capacity and supporting infrastructure:

- launching of dissolvents' production installation,
- modernization of crude oil throughput installation (assuming the renegotiation of the domestic crude oil purchase terms),
- potential other development projects (for example, biocomponents production),
- the continuance and the development of the recent cooperation with the Parent Company in the area of desulphurization of gasoline components and heating oil Ekoterm production, which allows to improve the usage of hydro-refining installation and the increase of results generated in refining segment.

- **ORLEN Oil Sp z o.o.**

Full implementation of organizational changes within PKN Orlen Capital Group constitutes an essential element for the development of ORLEN OIL. The said organizational changes imply in particular:

- continuation of the activity at the two existing production centers in Trzebinia and Płock and on the basis of the oil department at Rafineria Nafty Jedlicze and other assets indirectly related to this department;
- consolidation of oil-related business within ORLEN OIL will be implemented together with the Czech assets.

- **Integration between PKN ORLEN S.A. and Unipetrol, a.s.**

- **Partnership Program**

  The implementation of the Partnership Program is still carried out. The Program was initiated in 2005 in order to improve operating activities of the Unipetrol a.s.' subsidiaries. The program is being realized in conjunction with an active participation of the Parent Company's specialists. It embraces knowledge and know-how transfer between both parties. The Program involves all of Unipetrol a.s.' subsidiaries regardless of potential plans to eventually sell the assets. The total effect of the Partnership Program is estimated to reach EUR 138 million.

- **Disinvestment projects and restructuring of the group**

  The Management Board of Unipetrol a.s. has decided to dispose of shares in companies Spolana a.s. and Kaučuk a.s. in the first sequence. The disposal process is currently in an advanced phase. Both branch and financial investors declared its initial interest in eventual share purchase. In cases of Agrobohemie a.s. and Aliachem a.s., entities potentially interested in shares purchase are contacted as well as the research is made to verify readiness of potential buyers to undertake actions aimed at minimization of Unipetrol's risk connected with the Deza's option (e.g. the purchase of Deza's shares together with Unipetrol's shares). In respect of Petrotrans a.s., the restructuring process is expected to start in accordance with the recommendations developed within the Partnership Program (optimization within the PKN ORLEN-Unipetrol group or disinvestment). In case of Benzina Trade a.s. the assets will be contributed in kind to Benzina a.s. and the relevant liquidation procedures will be performed.

- **Optimization of legal structures and corporate governance in Unipetrol and implementation of segment management model**

  The new model of Corporate Governance, which would be implemented in the first quarter of 2007, is a step towards segment management in Unipetrol a.s. The project is aimed at combination of relevant structures of Unipetrol a.s. with PKN ORLEN S.A. within the key segments, division of activities into production and sales as well as centralization of key corporate functions. The next stage will involve establishing a connection between functional segments and the relevant managers of the Parent Company that are responsible for a given area or function. All of segment companies within Unipetrol a.s. group will be subject to restructuring of management. The above described model involves a strong position of the Supervisory Board of Unipetrol a.s. as well as cooperation with the Parent Company and other PKN ORLEN Group entities.

- **Launch of polyolefins strategy project**

  The aim of the project is to ensure an intensive growth of PKN ORLEN Group's value as a result of consolidation of companies dealing in processing of monomers, which will favorably influence its competitive abilities. The project will contribute to improvement in market standing of the companies by means of the scale effect and wide offer of products. In addition, carrying out of the improvement will enable optimization of the supply chain (raw materials, services, semi-finished products and finished products) as well as decrease in OPEX and better utilization of CAPEX.

- **IKS SOLINO S.A.**

The significant development factors of the entity:

- the increase of interest in storage services of liquid hydrocarbons and their derivatives as well as reactive gases in salt cavities. In this respect both the civilizing development forecasts relating to creating of strategic and commercial reserves as well as development trends allow for an optimistic assessment of the current situation and the development opportunities.

- the inorganic chemistry sector development, particularly soda industry and the increase of the demand on brine connected with that industry branch. The situation of that sector is stabilized. There are no predictions of any significant changes in the production technology or any others that would spoil the demand on the brine for the coming few year. This demand remains at the stable level with a slight upwards trend. The Company has continued its supplies in the first half of 2006 to the following major customers: Janikowskie Zakłady Sodowe JANIKOSODA S.A., Inowrocławskie Zakłady Chemiczne SODA MĄTWY S.A., ANWIL S.A. Włocławek and ZACHEM S.A. Bydgoszcz. The supplies of the brine in the first half of 2006 remained at similar level to the same period in 2005.
- the demand on the salt on the foreign markets. IKS Solino has strengthened export of salt. The export sales were realized through the trading companies acting on the markets in the particular countries. The Company has continued selling goods (mainly salt tablets and briquettes) to Germany, Belgium, France, The Great Britain, Norway, The Netherlands, Hungary, The Czech Republic, Slovakia and Lithuania. The Company commenced sales of salt tablets and briquettes in Italy.

- **ORLEN Gaz Sp. z o.o.**

The following external factors have had the significant influence on the Company's development:

- the attempts of leveling of excise tax for both heating gas and LPG as well as leveling of the excise tax for both LPG and gasoline,
- lack of control over small tax storehouses activities and their counterfeit registers regarding liquid gas distribution,
- unfair practices of small gas distributors leading to evading of excise tax, VAT and CIT by spoiling the market with the introducing of unrecorded gas and resulting in worsening of profitability of the business run by fairly acting companies.

- **ORLEN Asfalt Sp z o.o.**

The increase of demand on road asphalts is forecasted due to realizing of the program responsible for adopting road quality to EU standards and the program of freeway constructions. It is foreseen that the domestic demand on road asphalts will reach the level of 1,700 – 1,800 thousand tonnes in the period from 2009 to 2013. Additionally the EU regulations concerning SO_2 emission will result in prohibition for using the heavy heating oil containing over 3.5% of sulphur and furthermore will increase the supply of this raw material for production of asphalts. Finally the activation of modified asphalts installation in Płock will allow for an increase of asphalts supply.

VI. DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE APPLICATION OF CORPORATE GOVERNANCE

PKN ORLEN S.A. has adopted all principles recommended by Giełda Papierów Wartościowych w Warszawie S.A. (hereinafter the "Warsaw Stock Exchange") excluding the rule No. 20, which refers to independent members of the Supervisory Board. The declaration on adhering to the principles of corporate governance was approved by the General Meeting of PKN ORLEN S.A. held on 29 June 2005. Under the decision of the General Meeting and pursuant to § 27 (currently §29) of the Rules and Regulations governing the operation of the Warsaw Stock Exchange and the Resolution passed by the Council of the Stock Exchange on adopting the principles of corporate governance which are binding for joint stock companies admitted to trading at stock exchange and issuing shares, convertible bonds or senior bonds – on 30 June 2005, the Management Board of PKN ORLEN S.A. has made a declaration on applying the corporate governance principles.

An updated declaration on PKN ORLEN S.A. adherence to the principles of corporate governance was made public in a regulatory announcement no. 43/2006 dated 28 June 2006. In accordance with the announcements published in the declaration dated 30 June 2005 on the Company's adherence to the principles of corporate governance, the following amendments were introduced:

a) in the Articles of Association governing PKN ORLEN S.A. – unified text adopted on 7 October 2005 by virtue of resolution passed by the Supervisory Board of PKN ORLEN S.A.;

b) in the Rules and Regulations of the General Meeting of PKN ORLEN S.A., adopted on 29 June 2005 by the resolution of the Ordinary Meeting of Shareholders of PKN ORLEN S.A.;

c) in the Rules and Regulations of PKN ORLEN S.A. Management Board, adopted on 7 October 2005 by the resolution of PKN ORLEN S.A. Supervisory Board;

d) in the Rules and Regulations of the Supervisory Bard of PKN ORLEN S.A, adopted on 7 October 2005 by the resolution of PKN ORLEN S.A. Supervisory Board.

As a result of the above-mentioned amendments, the Company's comments to each particular principle of corporate governance were revised and updated. PKN ORLEN S.A. declares it has been adhering to the principles of corporate governance, with the exception of the principle no. 20, to which it does not adhere. The Management Board of PKN ORLEN S.A. made a recommendation to the Company's General Meeting on 29 June 2005 to adopt the entire set of principles of the corporate governance, however, the principle no. 20 did not meet with the approval of the Company's Shareholders.

ADDITIONAL INFORMATION

INFORMATION ON SIGNIFICANT AGREEMENTS

In the first half of 2006, the Parent Company has concluded a number of significant agreements, as listed below:

1. On 4 January 2006, PKN ORLEN S.A. has concluded an annual contract with Shell Polska Sp. z o.o. The object of the contract is the sale of gasoline and diesel oil to Shell Polska Sp. z o.o. in 2006. The estimated value of the transaction amounts to approximately PLN 2,831,000 thousand.

2. On 4 January 2006, PKN ORLEN S.A. has concluded an annual contract with BP Polska Sp. z o.o. The object of the said agreement is the sale of gasoline and diesel oil to the benefit of BP Polska Sp. z o.o. in 2006. The estimated value of the transaction amounts to approximately PLN 3,951,000 thousand.

3. On 27 February 2006, PKN ORLEN S.A. has concluded with Kulczyk Holding S.A. (hereinafter "Kulczyk Holding") the Final Agreement for the Sale of 165,924 shares in a company incorporated under the laws of the Netherlands, namely AWSA Holland II B.V. to the benefit of Kulczyk Holding. The Guaranteed Sale Agreement was concluded as a result of exercise of the put option by PKN ORLEN S.A., in accordance with the Supplementary Agreement dated 14 November 2002. The shares sold by PKN ORLEN S.A. constitute 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. The ownership of shares in AWSA Holland II B.V. sold by PKN ORLEN S.A. to the benefit of Kulczyk Holding will be transferred through the execution of the Share Disposal Agreement which will take place after the fulfillment of the condition precedent set forth in the Guaranteed Sale Agreement, in particular after the shareholders' meeting of AWSA Holland II B.V. grants its consent for the said transaction by the date of 28 July 2006, at the latest.
   Under the Supplementary Agreement dated 14 November 2002, concluded between PKN ORLEN and Kulczyk Holding, in the event PKN ORLEN S.A. disposes of the shares in AWSA Holland II B.V., Kulczyk Holding is obliged to obtain all necessary permits and consents and assume all liabilities of PKN ORLEN S.A. that PKN ORLEN S.A. has contracted or took over as the shareholder of AWSA Holland S.A. II B.V. On 7 June 2006, PKN ORLEN and Kulczyk Holding S.A. have concluded the Share Disposal Agreement, by virtue of which the ownership to 165,924 shares in AWSA Holland II B.V., the company incorporated under the laws of the Netherlands, was transferred by PKN ORLEN to the benefit of Kulczyk Holding. The transaction was completed due to the fulfillment of the condition precedent (with binding effects) set forth in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding in the form of the Guaranteed Sale Agreement in execution of the obligations resulting from the Supplementary Agreement, concluded on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. Consequently, after the completion of the transaction, PKN ORLEN does not hold any shares in AWSA Holland II B.V.

4. On 10 March 2006, PKN ORLEN S.A., KGHM Polska Miedź S.A., PSE S.A. and Węglokoks S.A. (the "Buyers") and TDC Mobile International A/S (the "Seller") have concluded the "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A.". The above transaction was preceded by the execution of the "Shareholders' Agreement on the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and engaging in joint activities in order to dispose of all shares held in Polkomtel S.A." by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A., as the shareholders of Polkomtel S.A. As a result of the so called *Change of the Ownership Title* with respect to TDC Mobile International A/S, the remaining shareholders of Polkomtel S.A. including Vodafone Americas Inc., have obtained, in accordance with §12.14 of the Articles of Association governing Polkomtel S.A., the right to acquire a total of 4,019,780 shares in Polkomtel S.A. being held by TDC Mobile International A/S, in a proportion equal to the percentage of shares held by each of the shareholders of Polkomtel S.A., excluding the shares held by TDC Mobile International A/S. The offer to buy was directed by TDC Mobile International A/S to the remaining shareholders of Polkomtel S.A. on 8 February 2006. The Agreement was concluded in execution of the right vested in KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. to purchase shares covered by the offer of TDC Mobile International A/S. The said offer resulted in a dispute between Vodafone Americas Inc. and TDC Mobile International A/S. In connection with the above-mentioned dispute, a security, referred to herein below was set on 24 February 2006. Under the Agreement, PKN ORLEN could acquire a number of 980,486 shares in Polkomtel S.A., representing approx. 4.78% of Polkomtel S.A. share capital, against the maximum price of EUR 214.04 per share (an equivalent of PLN 832.72, in accordance with the exchange rate published by the NBP on 10 March 2006; table 50/A/NBP/2006), i.e. the maximum total price of EUR 209,863.2 thousand (an equivalent of PLN 816,472.9

thousand). In the event of the share purchase by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. by virtue of the Agreement, the said entities would jointly hold, including the shares they have already held, over 75% of the total number of the shares of Polkomtel S.A. After the settlement of the transaction, PKN ORLEN would held a 24.4% share in the share capital of Polkomtel S.A.

5. On 27 April 2006, PKN ORLEN S.A. has signed an agreement with Mitsubishi Chemical Corporation, with its registered office in Tokyo, Japan. Under the said agreement, PKN ORLEN will supply Mitsubishi Chemical Corporation with up to 150 thousand tonnes of terephthalic acid per year with a possibility of changing the volume of deliveries by +/- 10 per cent in the period from 1 July 2010 to 31 December 2014. The total value of the object of the Agreement for the entire period of its duration is estimated at approx. PLN 2,800 million. The Agreement enters into force as of its date of concluding. PKN ORLEN shall have the right to a single postponement of a delivery term by no more then 9 months. After the lapse of 5 years from the date of the first delivery, the parties shall have the right to extend the term of the Agreement. The term of payment for each delivery shall be 14 days from the receipt of an invoice; the deliveries shall be invoiced on a monthly basis. In the event of failure to perform the commitments to deliver or accept PTA (purified terephthalic acid) resulting from the fault resting with one of the parties, the Agreement provides for the payment of contractual penalties in the amount of unit margin multiplied by the non-accepted or non-delivered volume of the product in a given calendar year.
6. On 26 May 2006, PKN ORLEN S.A. and Yukos International UK B.V. (a limited liability company) with its registered office in the Netherlands, have concluded an agreement on the sale of shares with respect to the acquisition by PKN ORLEN S.A. of a share stake of 53.7% in the share capital of AB Mazeikiu Nafta (a public limited company with its registered office in Lithuania). On 18 May 2006, PKN ORLEN S.A. has signed the Agreement and it has delivered the Agreement to the other party for signing. The Agreement with Yukos was signed by Yukos International on 26 May 2006 after the bankruptcy court in New York has overturned an interim injunction previously barring Yukos International from selling the shares in Mazeikiu. Moreover, on 19 May 2006, PKN ORLEN S.A. has signed and delivered to the Government of the Republic of Lithuania the following documents: (a) Share Transfer Agreement (hereinafter the "Agreement with the Lithuanian Government") governing the acquisition by PKN ORLEN S.A. from the Lithuanian Government of an additional stake of shares representing 30.7% of Mazeikiu share capital and (b) Put Option Agreement with respect to 10.0% of Mazeikiu shares which shall remain the property of the Lithuanian government after the sale of 30.7% stake to the benefit of PKN ORLEN S.A. The Agreement with the Lithuanian government and the Put Option Agreement were to be signed by the Lithuanian government after the obtaining the approval of the Lithuanian Parliament for executing the transaction with PKN ORLEN S.A. The approval by the Lithuanian government was anticipated by 10 July 2006, at the latest. After the purchase of shares from Yukos International, PKN ORLEN S.A. was to announce, within 30 days from the said purchase of Mazeikiu shares from Yukos International, a public call for for the remaining Mazeikiu shares. The price of a single share in the statutory public call shall be at least equal to the maximum price paid by PKN ORLEN S.A. in exchange for Mazeikiu shares within the period of 12 months preceding the publication of the public call. On 9 June 2006, the Government of Lithuanian has signed the documents referred to above in connection with the transfer of shares held by the Lithuanian Government in AB Mazeikiu Nafta to the benefit of PKN ORLEN S.A.: i.e. (a) Share Transfer Agreement (b) Put Option Agreement, (c) Shareholders' Agreement and (d) Agreement on the termination and release form obligations. The documents relating to the Transaction were signed by PKN ORLEN S.A. and delivered to the Lithuanian Government on 19 May 2006. The Lithuanian Government has signed the said Documents on 1 June 2006, after the approval of the Lithuanian Parliament for the execution of the transaction between the Lithuanian Government and PKN ORLEN S.A.
7. On 31 May 2006, PKN ORLEN S.A. has concluded and agreement with SK EUROCHEM with its registered Office in Włocławek, Poland. Under the Agreement, PKN ORLEN S.A. shall supply SK EUROCHEM in the period from 1 July 2010 to 31 December 2014 with 25-50 thousand tonnes of terephthalic acid in the course of the first year of the Agreement duration, and 100–120 thousand tonnes of terephthalic acid annually throughout the following years of the Agreement duration. The total value of the object of the Agreement throughout its duration is estimated at approx. PLN 2,100 million. The Agreement has entered into force as of its date of concluding. The day of commencement of deliveries/ acceptance was set for 1 July 2010. PKN ORLEN S.A. shall have the right to a single change to the date of commencement of deliveries by a maximum 9 months. After the lapse of 5 years from the date of the first delivery, the parties may agree on the extension of the period of the Agreement.

Major agreements concluded in the I half of 2006 by other companies from the Capital Group, not listed in the part relating to the Parent Company:

- **ORLEN PetroCentrum Sp. z o.o.**

On 4 January 2006, PKN ORLEN S.A. has concluded two agreements for the sale throughout 2006 of gasoline and diesel oil to the benefit of Orlen PetroCentrum. An estimated value of the transaction amounts to:
- approx. PLN 1,934,000 thousand in case of the first agreement;
- and approx. PLN 376,000 thousand in case of the second agreement.
The aggregate amount of the two contracts amounts to approx. PLN 2,310,000 thousand.

- **ORLEN Petrotank Sp. z o.o.**

On 10 February 2006, ORLEN Petrotank Sp. z o.o. has concluded agreements with PKN ORLEN S.A. for the lease of 12 gas stations. The said lease agreements have been concluded for a period of 15 years with a possibility of extension for two consecutive period of five years each, whereas the value of monthly lease has been fixed on the level comparable with monthly costs of depreciation of assets held by particular gas stations.

- **ORLEN Deutschland AG**

1. On 12 January 2006, ORLEN Deutschland AG has concluded an annual contract with Deutsche BP Aktiengesellschaft for the sale of fuel to ORLEN Deutschland AG in the period from 1 January 2006 to 31 December 2006. The estimated value of the transaction amounts to EUR 800,000 thousand, i.e. approx. PLN 3,035 thousand, in accordance with the average EUR/PLN exchange rate published by the National Bank of Poland as at 12 January 2006.

2. On 23 February 2006, ORLEN Deutschland AG has signed an annual contract with Shell Deutschland Oil GmbH in Hamburg for the supply of fuel to ORLEN Deutschland gas station located within Germany in the period from 1 January 2006 to 31 December 2006. The estimated value of the transaction amounts to approx. EUR 600 million, i.e.approx. PLN 2,271,240 thousand in accordance with the average EUR/PLN exchange rate published by the National Bank of Poland as at 23 February 2006.

- **Unipetrol a.s.**

1. On 29 September 2005, PKN ORLEN S.A. has concluded a contract with Unipetrol Rafinerie a.s. which has granted PKN ORLEN S.A. an exclusive right to supply Unipetrol Rafinerie a.s. with REBCO crude oil from 1 January 2006 on. The value of turnover from the sale of the raw material under this contract is estimated at approximately USD 1 billion per year, i.e. approx. PLN 3.239 billion, in accordance with the average USD/ PLN exchange rate published by NBP on 29 September 2005. Moreover, the contract provides also that within two months, the parties will agree upon terms and conditions of sales of light sweet crude oil. The contract refers to the concept of creating a crude oil supply centre for the whole PKN ORLEN S.A. Capital Group, including the supply of crude oil to Płock, Litvinowo and Kralupy refineries.
2. The contract concluded by Unipetrol Rafinerie a.s. and Chemopetrol a.s. on the purchase and supply of ethylene. The value of the transaction amounts to CZK 1,397 million.
3. The execution of two annexes to a contract concluded by Česká spořitelna a.s and Citibank a.s., on one side, and Chemopetrol a.s. on the other side, for financing the purchase of lignite in the period from 2003 to 2008. The value of both transactions amounts to CZK 7,088 million.
4. The agreement on the purchase of two gas stations concluded between Benzina a.s. and Benaz. The estimate value of the transaction amounts to an approximate of CZK 61 million.
5. The agreement concluded by Spolana a.s. on the purchase of ammonia from Anwil S.A. The value of the transaction has been estimated at CZK 150 million.

6. The agreement concluded by Spolana a.s. on the purchase of cyclohexane from Unipetrol Deutschland. The value of the transaction has been estimated at CZK 305 million.

- **Anwil S.A.**

1. Long-term contracts for the distribution of POLANVIL on the German market have become binding in the beginning of 2006 (with a three-month termination notice). The contract was concluded with HELM and SOLVADIS for the German market distribution and MB Barter & Trading for the distribution within the Italian and Turkish markets.
2. In the I half of 2006, ANWIL S.A. concluded an insurance contract against fire and other calamities, it has also insured its machinery against the risk of damage with three major insurers: Powszechny Zakładem Ubezpieczeń PZU S.A., Towarzystwo Ubezpieczeń i Reasekuracji WARTA S.A. oraz Sopockie Towarzystwo Ubezpieczeniowym ERGO HESTIA S.A.

- **BOP Sp. z o.o.**

1. On 7 February 2006, the Annex no. 1 to the insurance contract dating from 2005 with Powszechny Zakład Ubezpieczeń S.A., Towarzystwo Ubezpieczeń i Reasekuracji Warta S.A and Towarzystwo Ubezpieczeniowe Allianz Polska S.A. on the amendment of certain terms and conditions of the insurance was executed. On 14 March 2006, the Annex No. 2 to the above-mentioned insurance contact was executed regarding the coverage of Spheripol installation and laboratory tools, machines and equipment with the said insurance.
2. On 28 February 2006, BOP Sp. z o.o. and Beretu Veritas Quality International Polska Sp. z o. o. have concluded the Annex No. 1 to the agreement dating from 6 July 2004 for verifying the compliance with norms of the Integrated Management System.

- **IKS Solino S.A.**

1. On 29 March 2006, an annual agreement with IZCh Soda–Mątwy S.A. for the supply of brine was concluded. The planned volume of brine supplied under the agreement shall amount to 2,908,074 m3 of brine, whereas the value of deliveries set forth in the agreement amounts to PLN 12,272 thousand net.

INFORMATION ON KEY PRODUCTS AND SERVICES, MARKETS AND SOURCES OF SUPPLY, INCLUDING LIST OF PARTICULAR SUPPLIERS

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Sales revenues (in PLN thousand)	Major suppliers
Parent Company				
PKN ORLEN S.A.	gasoline, leaded petrol, diesel oil, heating oil, special oils, lube oils, asphalt, polyethylene, polypropylene ethylene, propylene, butadiene, glycols, phenol, acetone	domestic market and export	15,158,938	J&S Service&Investment Ltd, Petraco
Subsidiaries				
Rafineria Trzebinia S.A.*	motor spirits, diesel and heating oil, FAME Biodiesel, crude oil semi-products, paraffin for candles and lights, paraffin emulsion and waxes for wood, paraffin medicines, candle products	domestic market and export	524,758	PKN ORLEN S.A., Ewico Sp. z o.o., Bogaczów Sp. z o.o., J&S Energy S.A., Miderhelm Gmbh; Fabryka Parafin Naftowax Sp. z o.o., PGNiG, ENION, Orlen Oil, slack wax suppliers
Rafineria Nafty Jedlicze S.A.*	motor spirits, diesel and heating oil, lube oil and special oils, greases	domestic market and export	162,825	PKN ORLEN S.A., J&S Energy, Lotos Jasło S.A., PGNiG S.A., ORLEN PetroTank Sp. z o.o., Unipetrol a.s., BMP Trading GmbH, PetrLamich-Lama Czechy Baltex Inc Warszawa, Unimot Express Warszawa
IKS Solino S.A.	brine for trading, evaporated brine, domestic salt, iodine sodium, salt tablets, bagsy, salt for pickling, compact salt, fuel storage service at PMRiP	domestic market and export	54,979	Ciech S.A., Anwil S.A., Marma Polskie Folie Rzeszów, Opus Sp. z o.o. Kraków, Frantschach S.A. Świecie, Storaenso Sp. z o.o. Ostrołęka, ORLEN Oil Sp. z o.o.
Anwil S.A.*	ammonium nitrate, CANWIL – nitro-chalk, ammonia, PCV, soda lye, caustic soda, soft and hard granulate products	domestic market and export	895,558	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA
UNIPETROL a.s.:			6,166,830	

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Sales revenues (in PLN thousand)	Major suppliers
Chemopetrol a.s.	polyethylene, polypropylene ethylene, propylene, benzene fraction C4, fraction C5, fraction C9, BTX, ethanol, OXO alcohols, ammonia, carbamide	Czech Republic and foreign markets	-	Unipetrol Rafinerie
Kaucuk a.s.	E-SBR, EPS, CPS, butadiene, raffinate II, ABS	Czech Republic and foreign markets	-	Chemopetrol
Spolana a.s.	PVC, caprolactam, NaOH	Czech Republic and foreign markets	-	Chemopetrol
Unipetrol Rafinerie a.s.	diesel oil, gasoline, raw materials for pyrolysis , HCVD, LPG, Jet, asphalt, propylene, raw materials for POX, oils	Czech Republic and foreign markets	-	-
Paramo a.s.	raw materials for pyrolysis, diesel oil, LFO (light fuel oil), HFO (heavy fuel oil), asphalt, greases and oils	Czech Republic and foreign markets	-	Unipetrol Rafinerie
Benzina a.s.	gasoline, diesel oil	Czech Republic	-	Unipetrol Rafinerie
Unipetrol Trade a.s.	HDPE (high density polyethylene) , polypropylene, PVC, polystyrene, benzene, cyclohexanone, caprolactam, acids, caustic soda, pigments, ammonia, carbamide, ammonium nitrate	Western Europe and Russia, Romania, Ukraine, Bulgaria and Turkey	-	companies belonging to the Unipetrol a.s. Capital Group
Ceska Rafinerska a.s.	diesel oil, gasoline, raw materials for pyrolisis, HCVD, LPG, Jet, asphalts, propylene, raw materials for POX, oils	Czech Republic	-	-
ORLEN-Oil Sp. z o.o.*	lubricants, base oils, other oil products, maintenance fluids	domestic market and export	346,509	PKN ORLEN S.A.

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Sales revenues (in PLN thousand)	Major suppliers
ORLEN Asfalt Sp. z o.o.	road asphalt BITREX, modified asphalt ORBITON and industrial asphalt, bitumen products, glue, transportation services	domestic market and export (Hungary, Slovakia, Germany, Czech Republic)	183,359	PKN ORLEN S.A. Rafineria Trzebinia S.A., Kraton Polymers North East Europe Sp. z o.o.,
ORLEN PetroTank Sp. z o.o.	motor spirits, diesel oil, heating oil and liquid gas	Poland	491,366	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o.
ORLEN PetroProfit Sp. z o.o.*	motor spirits, heating, engine and industrial oils, diesel oil, LPG, handling and distribution of radiator fluids, polyethylene, polypropylene	Eastern Poland	298,228	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., PetroZachód Sp. z o.o., ORLEN Oil Sp. z o.o., Rafineria Trzebinia S.A.
ORLEN PetroCentrum Sp. z o.o.	motor spirits, diesel oil, heating oil and liquid gas	Poland	1,360,562	PKN ORLEN S.A., ORLEN Gaz sp. z o.o.,
Petrolot Sp. z o.o.	Jet A-1 aviation fuel, 100LL aviation gasoline, automobile gasoline	domestic and foreign airlines at Polish airports, sale of automobile gasoline in Warsaw	368,449	PKN ORLEN S.A. Agencja Rezerw Materiałowych S. A., Lotos S.A. Group Ośrodek Badawczo Rozwojowy Przemysłu Rafineryjnego w Płock
ORLEN Morena Sp. z o.o.	motor spirits, diesel oil, heating oil, LPG	Northern Poland	280,074	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ROMGAZ
Ship - Service S.A. *	Intermediate Fuel Oil (IFO), Marine Diesel Oil (MDO), Marine Gas Oil (MGO)	sea and inland navigation, fishery harbors (Poland and abroad: Klaipeda in Lithuania)	147,424	PKN ORLEN S.A., Lotos Group, TINTRADE Ltd; TELF AG; AS Bominflot Estonia;
ORLEN PetroZachód Sp. z o.o.	motor spirits, diesel oil, Biodiesel, heating oil, LPG, plastics	Poland: Wielkopolskie, Lubuskie and Dolnośląskie administrative units	289,174	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o., Basell ORLEN Polyolefins Sp. z o.o.
ORLEN Deutschland business activity on the German market	motor spirits, diesel oil, heating oil,	Northern Germany	4,341,968	BP, Shell, Mabanaft, Holborn,
ORLEN Gaz Sp. z o.o.	propane-butane mixture, propane	domestic market, export (Slovakia, Czech Republic, Germany)	345,578	PKN ORLEN S.A., BP Polska Sp. z o.o., BAŁTYK - GAZ Sp z o.o., GASPOL S.A.

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Sales revenues (in PLN thousand)	Major suppliers
Zakład Budowy Aparatury S.A.	shell-and-tube heat exchangers, double pipe heat exchangers, process columns, air coolers, power condensers and heaters, pressure vessels, stock tanks, valve cap shelves for columns, steel stacks, air and exhaust gas ducts, steelworks, spare parts for pressure apparatus, overhaul services of crane devices maintained by UDT (Polish Office of Technical Inspection)	Poland	16,920	OLKAM Częstochowa (Kuźnia Gdańska), PPHU APIS, Towarzystwo Finansowe SILESIA (Katowice) Rautaruukki Steel (Finland); DEMARK Sp. J. (Toruń) Weisstaler GmbH (Germany), HTS Spaczyńscy (Katowice), Bowim (Tarnowskie Góry)
Petrotel Sp. z o.o.	telecommunications services, GSM connection services, goods and materials	Płock and Płock vicinity	15,055	Polkomtel S.A., Exatel, ERA GSM PTC, Limex
ORLEN Projekt S.A.	planning and designing, investment start-up general realization of investments, investment supervision, investor substitution, printing	domestic market and export	25,105	KB Pomorze Sp. z o.o. Gdańsk, STANGPOL Sp.z o.o. Płock, PETRO WodKan Sp. z o.o Płock
ORLEN Medica Sp. z o.o.	provision of health-care related services	domestic market	6,774	CSK WIM; LEWANDPOL; Euromed Sp. z o.o.; Wojewódzka Stacja Pogotowia Ratunkowego i Transportu Sanitarnego; GlaxoSmithKline; Apteka VITA

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Sales revenues (in PLN thousand)	Major suppliers
ORLEN Automatyka Sp. z o.o.	installation, repair and maintenance services of control and measuring tools and devices	domestic market	11,937	Zakłady Automatyki POLNA S.A. ASE Sp. z o.o., Kauko Metek ATMOSERVICE Sp. z o.o., METSO Automation GmbH, Emerson Process Management Endress+Hauser Polska, INTROL Honeywell POLYCO Krohne Polska, ANTYCOR Controls, SEMA Sp. z o.o. PPH MAR-JAN S.J., MICOL P.H.P. AMPER, PHU ELGAL, PHU KLIMA -THERM Kujawska Fabryka Manometrów S.A., Linde Gaz Polska Sp. z o.o., Regional Office of Measures
ORLEN Wir Sp. z o.o.	repair services of compressors and turbines	Poland	6,955	Alfa Płock, P U H Transfer Bis, Biuro Handlowe EWAN s.c.,
ORLEN Transport Płock Sp. z o.o.	provision of TDG services, transport of goods, passenger transport, forwarding, services relating to construction machines, repair and maintenance, sale of Petrygo and Ekoterm fuels	Poland and Europe	53,073	PKN ORLEN S.A.,
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland: zachodniopomorskie, lubuskie, wielkopolskie, pomorskie administrative units	2,471	ORLEN Morena Sp. z o.o.
ORLEN Transport Kraków Sp. z o.o.	transportation services	Poland and Europe	13,520	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o., KrakGaz
ORLEN Transport Nowa Sól Sp. z o.o.	transportation services, sale of fuels	Poland: lubuskie, dolnośląskie and partly zachodniopomorskie administrative units	15,107	ORLEN Morena Sp. z o.o.
ORLEN Transport Słupsk Sp. z o.o.	transportation services, services relating to motor-driven vehicles, sale of fuels	domestic and foreign market	14,742	PKN ORLEN S.A.
ORLEN Transport Olsztyn Sp. z o.o.	transportation services, sale of fuels	domestic market	9,612	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Sales revenues (in PLN thousand)	Major suppliers
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	transportation services, sale of fuels, provision of service station services, sale of vehicles and fuel products	Poland and Europe	8,087	PKN ORLEN S.A., Fiat Auto Poland S.A.
ORLEN KolTrans Sp. z o.o.	lease and maintenance of tankers, sale of services: license-requiring transportation, maintenance of DEC cars	domestic market and export	28,153	PKN ORLEN S.A., Transchem, ORLEN PetroCentrum Sp. z o.o., ZNPS Malbork, Hagans, Ekonaft Bolesławiec,Transpol, Spedkol, Tender,
ORLEN Budonaft Sp. z o.o.	construction and installation production within the scope of construction and maintenance of gas stations	Poland	6,386	Brugg, PUM, Biel-Stal, Onninen
ORLEN Laboratorium Sp. z o.o.	Laboratory services	domestic and foreign market (Germany)	19,300	PKN ORLEN S.A., ROFA Laboratory, Petrotel Sp. z o.o., ORLEN Medica Sp. z o.o., Inkom Instruments Co., Polskie Odczynniki Chemiczne S.A., ANDY Sp. z o.o., BOC Gazy Sp. z o.o., PETRO Eltech Sp. z o.o.
ORLEN Powiernik Sp. z o.o.	trust and other services to the benefit of PKN ORLEN S.A.	Płock	-	PKN ORLEN S.A.
Jointly controlled company				
Basell Orlen Polyolefins Sp. z o.o.	polyethylene, polypropylene, sale of imported products, agency services to the benefit of Basell Polyolefins Company	domestic market and export	1,232,643	PKN ORLEN S.A.,
Associate companies				
Polkomtel S.A.	telecommunications services	domestic market	3,541,124	-
NOM Sp. z o.o.	telecommunications services	domestic market	33,161	-
Chemiepetrol Sp. z o.o.	butyl acetate, PVC, xylene, MEG, copper sulfate	Germany	17,953	PKN ORLEN S.A., Dwory S.A., Ciech

*) total sales of the capital group

TRANSACTIONS BY AND BETWEEN THE PARENT COMPANY AND THE RELATED ENTITIES

Transactions with related entities undertaken by the Parent Company where the value of a single transaction or the total value of transactions within the first half of 2006 has exceeded a PLN equivalent of EUR 500 thousand:

L.p.	Party of the transaction	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	188,426.7	235,822.0
2.	ORLEN PetroProfit Sp. z o.o.	24,815.4	19,555.7
3.	ORLEN PetroTank Sp. z o.o.	38,849.1	21,400.1
4.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	584.0	14,696.4
5.	ORLEN PetroCentrum Sp. z o.o.	823,900.2	1,494.7
6.	PETROLOT Sp. z o.o.	305,422.4	1,457.0
7.	Petrotel Sp. z o.o.	344.5	3,523.6
8.	Wisła Płock Sportowa S.A.	14.6	6,782.8
9.	Rafineria Trzebinia S.A.	245,711.6	1,143.8
10.	ORLEN Medica Sp. z o.o	90.1	2,591.7
11.	ORLEN PetroZachód Sp. z o.o.	17,799.3	36,292.3
12.	ORLEN Projekt S.A.	77.5	6,329.4
13.	ORLEN Ochrona Sp. z o.o.	1,134.8	14,579.7
14.	Zakład Budowy Aparatury S.A.	1,232.5	4,777.1
15.	ORLEN Transport Płock Sp. z o.o.	24,049.7	15,263.2
16.	ORLEN Automatyka Sp.z o.o.	210.2	9,344.6
17.	ORLEN Wir Sp. z o.o.	272.3	4,702.9
18.	ORLEN Budonaft Sp. z o.o.	382.3	4,319.4
19.	Orlen Administracja	869.1	5,217.0
20.	Rafineria Nafty Jedlicze S.A.	8,983.4	38,728.7
21.	SHIP-SERVICE S.A.	69,496.4	111.9
22.	ANWIL S.A.	182,601.3	3,151.9
23.	ORLEN Oil Sp. z o.o.	193,600.5	60,448.1
24.	ORLEN Transport Olsztyn Sp. z o.o.	2,668.8	2,791.6
25.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	2,196.2	3,458.8
26.	ORLEN Transport Słupsk Sp. z o.o.	8,198.5	3,087.4
27.	ORLEN Transport Kraków Sp. z o.o.	2,184.3	3,956.8
28.	ORLEN Transport Szczecin Sp. z o.o.	341.8	2,019.1

L.p.	Party of the transaction	Sales in PLN thousand	Purchases in PLN thousand
29.	ORLEN Transport Nowa Sól Sp. z o.o.	427.4	6,283.1
30.	ORLEN Centrum Serwisowe (former Zakład Urządzeń Dystrybucyjnych)	728.9	14,699.4
31.	ORLEN KolTrans Sp. z o.o.	1,862.5	21,573.5
32.	ORLEN Asfalt Sp.z o.o. (former Bitrex Sp. z o.o.)	147,448.8	1,518.4
33.	ORLEN Morena Sp. z o.o.	24,226.8	185.2
34.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	912,114.3	8,759.9
35.	ORLEN Laboratorium Sp. z o.o.	1,123.7	16,454.5
36.	ORLEN Eko Sp. z o.o.	1,949.1	5,259.2
37.	Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	1,071.4	13,763.4
38.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	855.2	13,619.0
39.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	54.1	9,085.4
40.	KAUČUK, a.s.	13,981.1	0.0
41.	UNIPETROL RAFINÉRIE a.s.	2,256,969.1	47,129.3
42.	UNIPETROL, a.s	2,604.0	0.0
43.	Polkomtel S.A.	3,926.2	20,004.9
	Total:	5,513,800.1	705,382.9

Transactions with related entities were valuated at the exchange rate representing arithmetic average of average exchange rates published by the National Bank of Poland as at the last day of each ended month within the period from 1 January 2006 to 30 June 2006, namely of 3.9002 PLN/EUR.

Transactions with related entities:

a) Transactions with members of the Management Board and Supervisory Baord, their spouses, siblings, ascendants, descendants or other close relatives

In the first six months of 2006 and 2005, the companies belonging to the Capital Group did not make any advance payments, extend any loans, credit facilities guaranties and sureties nor have they executed any other agreements imposing on the management and supervisory bodies and persons related to the members thereof the obligation to perform for the benefit of the Company and its related entities.

As at 30 June 2006 and 30 June 2005, the Capital Group companies have not extended any loans to the members of the management and supervisory bodies or their relatives.

In the first six months of 2006 and 2005, there were no significant transactions carried out with members of the Management Board or Supervisory Board of the Parent Company, their spouses, siblings, ascendants, descendants or other close relatives.

b) Transactions with related entities (through persons performing Supervisory functions)

In the first six months of 2006, the Company has obtained statements on transactions effected with related entities in accordance with the requirements of the amended IAS 24 "Information disclosed with relation to related entities".

	Sale	Purchase	Receivables	Liabilities
Legal persons	1,654	2,596	317	9
Natural persons	-	-	-	-

c) Transactions between key management of the Company and Capital Group companies and related entities

In the first six months of 2006, the Company has obtained statements on transactions effected with related entities in accordance with the requirements of the amended IAS 24 "Information disclosed with relation to related entities".

	Sale	Purchase	Receivables	Liabilities
Legal persons	1,104	26	2,952	2,340
Natural persons	300	-	-	-

* Transactions in the period where a person acted as a member of high management staff

d) Transactions with related entities not included under the full consolidation method were conducted on normal commercial terms and amounted to:

	Entities accounted for using equity method
Sales	In PLN thousand
I half of 2006	12,667
I half of 2005	7,087
Purchases	
I half of 2006	91,072
I half of 2005	73,543
Short-term receivables	
30 June 2006	12,618
31 December 2005	4,532
Long-term receivables	
30 June 2006	21,279
31 December 2005	18,256

The above transactions with related entities include sale and purchase transactions of petrochemical products as well as purchase of renovation, transportation and other services. Prices applied in transactions with related entities are comparable with market prices.

REMUNERATION, INCLUDING PROFIT DISTRIBUTION PAID AND DUE OR POTENTIALLY DUE TO THE MANAGEMENT BOARD, SUPERVISORY BOARD AND MEMBERS OF KEY MANAGEMENT, IN ACCORDANCE WITH IAS 24

Remuneration, including profit distribution paid to the Management Board, Supervisory Board and members of key management in accordance with IAS 24 have been presented in Note 34 of the Consolidated Financial Statements.

CONTRACTS BETWEEN THE ISSUER AND CORPORATE EXECUTIVES STIPULATING COMPENSATION (*GOLDEN HANDSHAKE*) IN CASE THE SAID MEMBERS RESIGN OR ARE DISMISSED FROM THEIR POSITIONS WITHOUT IMPORTANT REASON.

The contracts concluded between the issuer and the corporate executives provide for a specific severance pay in case of termination of those contracts as a consequence of dismissal from the position held as well as a non-competition clause binding after the termination or expiry of employment contract.

The issuer has signed with the executive management contracts which stipulate the payment of remuneration in connection with:

- termination of employment contract as a result of dismissal of a management board member from his position - the amount of the severance pay does not exceed the amount of base remuneration due for a period of 18 months;
- non-competition clause binding after the termination or expiry of employment contract - the severance pay does not exceed the amount of base remuneration due for a period of 12 months.

CHANGES IN THE COMPOSITION OF THE MANAGING AND SUPERVISORY BODIES OF THE PARENT COMPANY AND OTHER COMPANIES WITHIN THE PKN ORLEN CAPITAL GROUP IN THE COURSE OF I HALF OF 2006

Management Board Members of the Parent Company are appointed and dismissed by the Supervisory Board. In the course of I half of 2006, the following persons have been appointed as Members of the Management Board of the Parent Company:

Igor Chalupec	President of the Management Board, Chief Executive Officer
Wojciech Heydel	Vice-President of the Management Board, Chief Sales Officer
Cezary Smorszczewski	Vice-President of the Management Board, Chief Investment Officer
Paweł Szymański	Member of the Management Board, Chief Financial Officer
Jan Maciejewicz	Vice-President of the Management Board, Cost Management
Dariusz Witkowski	Member of the Management Board, Organization until 31 March 2006
Krzysztof Szwedowski	Member of the Management Board, Organization and Capital Group from 31 March 2006
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Procurement from 2 January 2006

Supervisory Board Members of the Parent Company are appointed by the General Shareholders' Meeting. In the I half of 2006, the Company's Supervisory Board was composed of the following members:

Jacek Bartkiewicz	Chairman of the Supervisory Board until 31 January 2006
Dariusz Dąbski	Chairman of the Supervisory Board from 31 January to 24 June 2006
Maciej Mataczyński	Member of the Supervisory Board from 31 January 2006 Secretary of the Supervisory Board from 14 February 2006 Chairman of the Supervisory Board from 27 June 2006
Ireneusz Wesołowski	Secretary of the Supervisory Board until 31 January 2006
Ryszard Sowiński	Member of the Supervisory Board from 27 June 2006
Maciej Gierej	Member of the Supervisory Board until 31 January 2006
Raimondo Eggink	Member of the Supervisory Board

Małgorzata Okońska - Zaremba	Member of the Supervisory Board until 31 January 2006
Andrzej Olechowski	Deputy Chairman of the Supervisory Board until 27 June 2006
Adam Sęk	Member of the Supervisory Board until 31 January 2006
Krzysztof Obłój	Member of the Supervisory Board until 31 January 2006
Adam Maciej Pawłowicz	Member of the Supervisory Board until 28 March 2006
Zbigniew Macioszek	Member of the Supervisory Board from 31 January 2006
Wojciech Pawlak	Member of the Supervisory Board from 31 January 2006
Wiesław Rozłucki	Member of the Supervisory Board from 27 June 2006

Composition of the Management and Supervisory Bodies in the companies of the PKN Orlen Capital Group subject to consolidation as at 30 June 2006 (presented below Supervisory Board Members include only those representing the Parent Company)

The most important companies as per business segments, when considering turnover and equity:

Unipetrol a.s.	Management Board	Francois Vleugels Marek Mroczkowski Dariusz Marzec Petr Bodlák Ivan Ottis
	Supervisory Board	Igor Chalupec – Chairman Cezary Smorszczewski Paweł Szymański Czesław Bugaj Rafał Kapler Wojciech Lorenc Piotr Kearney Dariusz Marek Formela Paweł Jasiński
Rafineria Trzebinia S.A.	Management Board	Milan Kuncir – President Marek Karabuła, Piotr Glinka, Grażyna Kuś-Jach Gustaw Duda
	Supervisory Board	Igor Chalupec - Chairman Czesław Bugaj Krzysztof Szwedowski Ivan Ottis Mateusz Markiewicz Paweł Maślakiewicz
Rafineria Nafty Jedlicze S.A.	Management Board	Krzysztof Janas – President Grażyna Kuś - Jach
	Supervisory Board	Igor Chalupec - Chairman Czesław Bugaj Krzysztof Szwedowski Tomasz Wołoch Ivan Ottis Mateusz Markiewicz Paweł Maślakiewicz
IKS „Solino" S.A.	Management Board	Czesław Kisterski – President Piotr Moziński, Jolanta Uzarczyk-Gerus
	Supervisory Board	Krzysztof Szwedowski - Chairman Marek Bakuła Elwira Lewtak Dariusz Nowaliński Mirosław Osiecki Marcin Belowski
Anwil S.A.	Management Board	Benedykt Michewicz – President Teresa Szeligowska, Krzysztof Kamiński
	Supervisory Board	Paweł Szymański - Chairman Tomasz Wołoch Rafał Kapler Czesław Bugaj

ORLEN -Oil Sp. z o.o.	Management Board Supervisory Board	Milan Kuncir – President Grażyna Kuś-Jach, Marek Karabuła Mieczysław Markiewicz, Gustaw Duda Krzysztof Szwedowski - Chairman Czesław Bugaj Ivan Ottis Mateusz Markiewicz Tomasz Wołoch Paweł Maślakiewicz
Basell Orlen Polyolefins Sp. z o.o.	Management Board Supervisory Board	Hartmut Lueker – President Karol Marek Sęp, Willem Adolf Eduardus Waelput, Robert Bednarski Jan Maciejewicz Czesław Bugaj
ORLEN Asfalt Sp. z o.o.	Management Board Supervisory Board	Piotr Henrich – President Andrzej Zdzienicki, Jacek Podgórski Krystian Pater - Chairman Dariusz Kusiak Mateusz Markiewicz Waldemar Zaborowski Hanna Wolińska

Fuel companies:

ORLEN PetroTank Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk – President Grażyna Tomala, Jacek Stodółkiewicz Dariusz Kusiak - Chairman Jerzy Pazura Piotr Solka
ORLEN PetroProfit Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk – President Grażyna Tomala Dariusz Kusiak - Chairman Agata Kęszczyk – Grabowska Piotr Solka
ORLEN PetroCentrum Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk – President Grażyna Tomala, Paweł Wysocki Dariusz Kusiak – Chairman Agata Kęszczyk-Grabowska Piotr Solka
Petrolot Sp. z o.o.	Management Board Supervisory Board	Jan Kujawa – President Sławomir Kamiński, Krzysztof Czujkowski Kazimierz Klęk - Chairman Paweł Maślakiewicz
ORLEN PetroZachód Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk – President Grażyna Tomala, Wojciech Jański Dariusz Kusiak - Chairman Agata Kęszczyk – Grabowska Piotr Solka
Ship – Service S.A.	Management Board Supervisory Board	Jacek Szafrański – President Anna Rotter, Tomasz Konieczny Dariusz Kusiak - Chairman Rafał Biczyk Rafał Jędrzejewski Andrzej Czarzasty Ewa Kowalska - Chodubska

ORLEN Morena Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk – President Grażyna Tomala, Izabella Olszewska Dariusz Kusiak - Chairman Agata Kęszczyk – Grabowska Piotr Solka
ORLEN Deutschland AG	Management Board Supervisory Board	Krzysztof Żak – President Josef Niedworok, Olivier Michels Wojciech Heydel - Chairman Grażyna Szajgin Dariusz Kusiak Jerzy Pazura Anna Walczowska Rolad Makieła

Company trading in liquid gas:

ORLEN Gaz Sp. z o.o.	Management Board Supervisory Board	Tomasz Grzela – President Bernard Cichocki Wojciech Heydel - Chairman Dariusz Kusiak Jerzy Pazura Hanna Wolińska

Maintenance companies of PKN ORLEN:

ORLEN Automatyka Sp. z o.o.	Management Board Supervisory Board	Kazimierz Bętlejewski – President Jerzy Klatte Zdzisław Nicewicz - Chairman Monika Łobodzińska Marcin Wasilewski
ORLEN Wir Sp. z o.o.	Management Board Supervisory Board	Józef Świątczak – President Witold Kapela Zbigniew Belka – Chairman Monika Łobodzińska Marcin Wasilewski

Shipping companies of PKN ORLEN:

ORLEN Transport Płock Sp. z o.o.	Management Board Supervisory Board	Jerzy Jasiński – President Roman Rutecki, Remigiusz Miecznikowski Marek Bakuła - Chairman Anna Jasińska Krzysztof Ościłowicz
ORLEN Transport Szczecin Sp. z o.o.	Management Board Supervisory Board	Paweł Hapczyk – President Bogdan Biskupski Krzysztof Gawłowski - Chairman Anna Jasińska Monika Kober - Stefaniak
ORLEN Transport Kraków Sp. z o.o.	Management Board Supervisory Board	Robert Zaklika – President Piotr Tuniewicz Marek Bakuła - Chairman Anna Jasińska Monika Kober Stefaniak
ORLEN Transport Nowa Sól Sp. z o.o.	Management Board Supervisory Board	Leszek Gnitecki – President Paweł Hapczyk Krzysztof Gawłowski - Chairman Anna Jasińska Krzysztof Ościłowicz

ORLEN Transport Słupsk Sp. z o.o.	Management Board Supervisory Board	Wiesław Idźkowski – President Sławomir Myśliński Krzysztof Gawłowski - Chairman Anna Jasińska Andrzej Czarzasty
ORLEN Transport Olsztyn Sp. z o.o.	Management Board Supervisory Board	Tadeusz Kowalczyk – President Edward Klecha Krzysztof Gawłowski - Chairman Anna Jasińska Monika Kober Stefaniak
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	Management Board Supervisory Board	Michał Miklas – President Robert Zaklika Krzysztof Gawłowski - Chairman Anna Jasińska Monika Kober Stefaniak
ORLEN KolTrans Sp. z o.o.	Management Board Supervisory Board	Andrzej Dorosz – President Dorota Szewczyk- Kopcińska Marek Bakuła - Chairman Marcin Jeżewski Monika Kober Stefaniak Adam Woźniak Małgorzata Olaszkiewicz Mirosław Osiecki

Other companies:

Petrotel Sp. z o.o.	Management Board Supervisory Board	Marian Ostrowski – President Ewa Raczyńska, Janusz Sawicki Andrzej Łobodziński - Chairman Piotr Wawak
ORLEN Projekt S.A.	Management Board Supervisory Board	Andrzej Czarzasty – acting as President Zbigniew Lenczewski – acting as Member Eugeniusz Korsak - Chairman Małgorzata Olaszkiewicz Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	Management Board Supervisory Board	Paweł Reszelski – President Monika Bernacka Wojciech Lorenc- Chairman Jerzy Adamus Małgorzata Olaszkiewicz Jacek Bielecki
ORLEN Laboratorium Sp. z o.o.	Management Board Supervisory Board	Józef Więckowski – President Adam Wiśniewski Dariusz Formela – Chairman Agata Śmiechowska - Węczkowska Cezary Chojnowski
Zakład Budowy Aparatury S.A.	Management Board Supervisory Board	Jakub Chmielewski – President Leszek Łuniewski Rafał Kapler – Chairman Małgorzata Olaszkiewicz Andrzej Czarzasty Jacek Stanik
Chemiepetrol GmbH	Management Board	Dariusz Dąbrowa, Jurgen Kleiner

ORLEN Powiernik Sp. z o.o.	Management Board Revision Committee	Arkadiusz Lewtak – President Małgorzata Mioduska Mateusz Markiewicz – Chairman of the Committee Iwona Zawidzka Robert Czekaj
ORLEN Budonaft GmbH	Management Board Supervisory Board	Zygmunt Frankowski - President Beata Zawiłło Sławomir Kamiński - Chairman Walenty Cywiński Rafał Jędrzejewski Andrzej Czarzasty

NUMBER OF SHARES IN THE PARENT COMPANY AND OTHER ENTITIES OF THE CAPITAL GROUP HELD BY PERSONS HOLDING POSITIONS WITHIN THE SUPERVISORY AND MANAGING BODIES

As at 30 June 2006, Raimondo Eggink, Member of the Supervisory Board, held 2,950 shares in PKN ORLEN S.A.

SHAREHOLDERS OF THE PARENT COMPANY

Shareholding structure of PKN ORLEN S.A. as at 30 June 2006:

	Number of shares	Number of votes	Share in the share capital
Nafta Polska S.A.	74,076,299	74,076,299	17.32%
State Treasury	43,633,897	43,633,897	10.20%
Bank of New York (as depositary)	32,800,132	32,800,132	7.67%
Other	277,198,733	277,198,733	64.81%
Total	427,709,061	427,709,061	100.00%

There are no known agreements according to which the proportions of shares held by the current shareholders could change in the future.

Management Board Report on Operations
of the Polski Koncern Naftowy ORLEN Spółka Akcyjna
Capital Group
in the I half of 2006
submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

.... **Management Board Vice-President** Cezary Filipowicz	.... **Management Board Vice-President** Wojciech Heydel	.... **Management Board Vice-President** Jan Maciejewicz
.... **Management Board Vice-President** Cezary Smorszczewski	.... **Management Board Member** Krzysztof Szwedowski	.... **Management Board Member** Paweł Szymański

Płock, 26 September 2006

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of PKN ORLEN S.A.

We have reviewed the accompanying interim consolidated financial statements of the PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street that consist of the consolidated balance sheet as at 30 June 2006, with total assets and total liabilities and equity of PLN 35,566,553 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 1,356,060 thousand, the statement of changes in consolidated equity for the period from 1 January 2006 to 30 June 2006 with an increase in equity of PLN 1.734.065 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 30 June 2006 with an increase in cash amounting to PLN 64.445 thousand, and explanatory notes.

Management of the Parent entity is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standard for interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements,* issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly in all material respects, the financial position of PKN ORLEN S.A. Group as at 30 June 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 30 June 2006 in accordance with the International Financial Reporting Standard for interim financial reporting as adopted by the European Union.

....	....
Certified Auditor No. 10268/7598	On behalf of KPMG Audyt Sp. z o.o.
Monika Bartoszewicz	ul. Chłodna 51, 00-867 Warsaw
	Certified Auditor No. 9451/7175
	Leszek Dubicki,
	Member of the Board of Directors

Warsaw, 26 September 2006

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1H2006 Results Unconsolidated
Released	08:04 29-Sep-06
Number	6861J

Polski Koncern Naftowy ORLEN S.A. has announced its unconsolidated results for the first half 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/6861j_-2006-9-29.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

END

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PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

UNCONSOLIDATED ABBREVIATED FINANCIAL STATEMENTS
FOR THE HALF YEAR PERIOD ENDED 30 JUNE 2006
TOGETHER WITH AN INDEPENDENT AUDITOR'S REVIEW REPORT

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
ABBREVIATED FINANCIAL STATEMENTS FOR THE I HALF OF 2006
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	2006 - I half	2005 - I half	2006 - I half	2005 - I half
Data in respect of abbreviated financial statement				
I. Total sales revenues	15 158 938	9 748 797	3 886 708	2 499 563
II. Profit from operations	1 080 784	1 327 736	277 110	340 428
III. Profit before tax	1 589 289	1 631 074	407 489	418 203
IV. Net profit	1 400 836	1 293 245	359 170	331 584
V. Net cash provided by operating activities	85 848	718 589	22 011	184 244
VI. Net cash used in investing activities	(313 529)	(944 093)	(80 388)	(242 063)
VII. Net cash provided by financing activities	109 911	255 838	28 181	65 597
VIII. Net change in cash and cash equivalents	(117 770)	30 334	(30 196)	7 778
IX. Basic and diluted earnings per share in Polish Zloty/EUR	3,28	3,02	0,84	0,78
	as of 30 June 2006	as of 31 December 2005	as of 30 June 2006	as of 31 December 2005
X. Non - current assets	11 817 001	11 921 862	2 922 541	2 948 475
XI. Current assets	9 197 073	7 288 258	2 274 589	1 802 507
XII. Total assets	21 014 074	19 210 120	5 197 130	4 750 982
XIII. Long-term liabilities	2 299 381	2 302 788	568 675	569 518
XIV. Short-term liabilities	4 482 692	4 042 629	1 108 644	999 809
XV. Equity	14 232 001	12 864 703	3 519 810	3 181 655
XVI. Share capital*	1 057 635	1 057 635	261 571	261 571
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	33,27	30,08	8,23	7,44

* Share capital after revaluation in accordance with IAS 29.

The above data for the I half year periods of 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published as of 30 June 2006 – 4.0434 PLN/EUR
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2006) – 3.9002 PLN/EUR

(all amounts in PLN thousand)

Introduction to abbreviated financial statement

1. Accounting principles, including valuation of assets and liabilities, measuring the financial result and methods of preparation of financial statement.

1.1 Format and basis for preparation of abbreviated financial statement

The format, basis and scope of abbreviated financial statement were specified by the Minister of Finance Decree of 19 October 2005 on current and periodical information presented by issuers of securities in § 87.4 -5
According to the above mentioned regulation, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the abbreviated financial statements are included in the consolidated half year report, together with the auditor's review report concerning the abbreviated financial statements, comprising: balance sheet statement, income statement, statements of changes in shareholders equity, cash flow statement and abbreviated description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

1.2 Accounting principles

In the current period the Company did not introduce substantial changes into accounting principles compared to the ones applied in 2005. Accounting principles applied by PKN ORLEN S.A. in the period covered by these financial statements were presented in published unconsolidated annual report for 2005.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), prepares its statutory unconsolidated financial statements in accordance with IFRS approved by the European Commission.

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED ABBREVIATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Notes	30 June 2006 (unaudited)	31 December 2005
		(in PLN thousand)	
ASSETS			
Non-current assets			
Property, plant and equipment	1	7 710 837	7 808 558
Intangible assets	2	32 043	29 100
Long-term financial investments		40 647	40 144
Investments in associates		3 916 188	3 915 547
Loans (granted)		1 406	1 744
Perpetual usufruct of land		63 464	61 057
Other non-current assets		52 416	65 712
Total non-current assets		**11 817 001**	**11 921 862**
Current assets			
Inventory	3	4 754 145	4 021 063
Trade and other receivables	4	4 135 055	2 726 092
Income tax receivable		760	22 128
Short-term prepayments	5	74 267	58 702
Cash and cash equivalents	6	164 926	283 509
Other financial assets		49 978	104 295
Non-current assets clasiffied as held for sale	7	17 942	72 469
Total current assets		**9 197 073**	**7 288 258**
Total assets		**21 014 074**	**19 210 120**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity			
Nominal share capital		534 636	534 636
Share capital revaluation adjustment		522 999	522 999
Share capital*		**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		44 902	78 440
Retained earnings:		11 902 211	10 501 375
incl. net profit**		1 400 836	2 527 214
accumulated profit from previous years		2 527 214	858 231
Total equity		**14 232 001**	**12 864 703**
Long-term liabilities			
Interest-bearing loans and borrowings		1 425 931	1 374 165
Provisions	8	635 810	605 100
Deferred tax liabilities		237 640	323 523
Total long-term liabilities		**2 299 381**	**2 302 788**
Short-term liabilities			
Trade and other liabilities and accrued expenses	10	3 774 023	3 436 942
Provisions	9	484 791	574 472
Income tax liability		20 123	-
Interest-bearing loans and borrowings		180 016	30 007
Deferred income	11	1 129	1 168
Other short-term financial liabilities		22 610	40
Total short-term liabilities		**4 482 692**	**4 042 629**
Total liabilities and shareholders' equity		**21 014 074**	**19 210 120**

* Share capital after revaluation in accordance with IAS 29.
** The profit for the 12 months of 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED ABBREVIATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Notes	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
		(in PLN thousand)	
Operating activities			
Net sale revenues			
Sales of finished goods		16 041 604	13 615 662
Excise tax and other charges		(4 480 421)	(4 679 880)
Revenues from sale of finished goods, net		11 561 183	8 935 782
Sales of merchandise and raw materials		3 887 111	1 100 646
Excise tax and other charges		(289 356)	(287 631)
Revenues from sale of merchandise and raw materials, net		3 597 755	813 015
Total sales revenues		**15 158 938**	**9 748 797**
Cost of finished goods sold	13	(9 723 336)	(6 467 785)
Cost of merchandise and raw materials sold	13	(3 345 478)	(620 161)
Gross profit on sales		**2 090 124**	**2 660 851**
Distribution expenses	13	(726 715)	(702 616)
General and administrative expenses**	13	(248 317)	(245 267)
Other operating revenues		62 775	69 260
Other operating expenses	13	(97 083)	(454 492)
Profit from operations		**1 080 784**	**1 327 736**
Financial revenues***		591 443	493 687
Financial expenses		(82 938)	(190 349)
Net financial revenues and expenses	**14**	**508 505**	**303 338**
Profit before tax		**1 589 289**	**1 631 074**
Income tax expense****	15	(188 453)	(337 829)
Net profit		**1 400 836**	**1 293 245**
Basic and diluted earnings per share (per share in Polish Zloty)*		**3,28**	**3,02**

* in the period of 6 months ended 30 June 2006 and 30 June 2005 there was no additional shares issue.
** including PLN 3,427 thousand in the period of 6 months ended 30 June 2006 and PLN 2,594 thousand in the period of 6 months ended 30 June 2005 of research and development costs
*** including dividend form Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 6 months ended 30 June 2006 and PLN 83,290 thousands in the period of 6 months ended 30 June 2005
**** dividends (received and due) are excluded from the tax base which reduced the effective tax rate in a significant manner

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED ABBREVIATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
	(in PLN thousand)	
Cash flows - operating activities		
Net profit	**1 400 836**	**1 293 245**
Adjustments for:		
Depreciation	440 397	410 366
Interest and dividend received, net*	(516 830)	(129 400)
Income tax expense	188 453	337 829
Loss / (Profit) on investing activities	4 391	(48 331)
(Increase) in receivables	(986 900)	(246 806)
(Increase) in inventories	(733 082)	(1 131 018)
Increase in liabilities and accruals	500 232	310 227
(Decrease) / Increase in provisions	(49 486)	370 081
Other	70 684	(165 569)
Income tax paid	(232 847)	(282 035)
Net cash provided by operating activities	**85 848**	**718 589**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(518 849)	(469 518)
Proceeds from the sale of property, plant and equipment	2 639	6 505
Proceeds from the sale of shares in Naftoport Sp. z o.o.	-	67 692
Proceeds from the sale of subsidiaries	4 720	8 141
Proceeds from the sale of shares in AWSA Holland	73 007	-
Acquisition of shares**	(33 587)	(1 562 335)
Proceeds from the sale of short-term securities	-	810 977
Interest and dividends received	45 811	128 603
Proceeds from repayment of loans granted to subsidiaries	338	240 248
Proceeds / (payments) related to acquistion of receivables due from Unipetrol a.s Group	113 367	(176 707)
Other	(975)	2 301
Net cash used in investing activities	**(313 529)**	**(944 093)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans***	1 608 726	371 706
Repayment of long and short-term borrowings and loans***	(1 466 567)	(91 532)
Interest paid	(32 248)	(24 336)
Net cash provided by financing activities	**109 911**	**255 838**
Net change in cash and cash equivalents	**(117 770)**	**30 334**
Effect of exchange rate changes	(813)	(668)
Cash and cash equivalents, beginning of the period	**283 509**	**285 952**
Cash and cash equivalents, end of the period	**164 926**	**315 618**

* including dividend from Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 6 months ended 30 June 2006 and PLN 83,290 thousand in the period of 6 months ended 30 June 2005
** the entire amount in the I half of 2005 relates to acquisition of the Unipetrol Group
***including in the I half of 2006 refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable terms of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	1 400 836	1 400 836
Hedge accounting - cash flow hedges	-	-	-	-	(33 538)	-	(33 538)
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**44 902**	**11 902 211**	**14 232 001**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 396**	**8 885 384**	**11 274 668**
Dividend	-	-	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	-	-	1 293 245	1 293 245
Hedge accounting - cash flow hedges	-	-	-	-	(7 823)	-	(7 823)
30 June 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**96 573**	**9 267 609**	**11 649 070**

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

The statement of changes in unconsolidated equity regarding profits and losses of 6 months ended 30 June 2006 and 30 June 2005

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Cash flow hedges	(33 538)	(7 823)
Net (losses) recognized directly in equity	(33 538)	(7 823)
Net profit for the period	1 400 836	1 293 245
Profit and loss recognized in the current period and directly in equity, total	**1 367 298**	**1 285 422**

(all amounts in PLN thousand)

1. Property, plant and equipement

	30 June 2006 (unaudited)	31 December 2005
Land	220 613	201 694
Buildings and constructions	4 392 848	4 299 542
Machinery and equipment	2 634 563	2 724 985
Vehicles and other	212 067	178 399
Construction in progress	250 746	403 938
Total property, plant and equipment	**7 710 837**	**7 808 558**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2005	162 618	5 145 002	4 477 868	373 662	1 284 878	11 444 028
Increase	9 643	219 964	284 699	27 148	453 157	994 611
Reclassification	-	40	(30)	(10)	-	-
Decrease	(283)	(34 770)	(25 174)	(16 870)	(529 025)	(606 122)
30 June 2005	**171 978**	**5 330 236**	**4 737 363**	**383 930**	**1 209 010**	**11 832 517**
1 January 2006	201 694	5 844 896	5 513 829	400 931	444 506	12 405 856
Increase	18 924	263 708	155 468	54 461	351 851	844 412
Reclassification	(5)	(26)	37	(6)	-	-
Decrease	-	(6 866)	(4 739)	(19 051)	(505 798)	(536 454)
30 June 2006	**220 613**	**6 101 712**	**5 664 595**	**436 335**	**290 559**	**12 713 814**
Accumulated depreciation and impairment allowances						
1 January 2005	-	1 221 078	2 361 650	193 320	45 911	3 821 959
Depreciation	-	179 954	196 953	23 079	-	399 986
Other increases	-	-	399	-	-	399
Impairment allowances	-	(6 795)	(1 424)	(103)	(4 062)	(12 384)
Reclassification	-	(1)	1	-	-	-
Decrease	-	(27 880)	(22 904)	(12 692)	-	(63 476)
30 June 2005	**-**	**1 366 356**	**2 534 675**	**203 604**	**41 849**	**4 146 484**
1 January 2006	-	1 545 354	2 788 844	222 532	40 568	4 597 298
Depreciation	-	169 640	243 316	20 462	-	433 418
Other increases	-	-	1 660	-	-	1 660
Impairment allowances	-	(2 621)	50	195	(755)	(3 131)
Decrease	-	(3 509)	(3 838)	(18 921)	-	(26 268)
30 June 2006	**-**	**1 708 864**	**3 030 032**	**224 268**	**39 813**	**5 002 977**
Net book value						
1 January 2005	**162 618**	**3 923 924**	**2 116 218**	**180 342**	**1 238 967**	**7 622 069**
30 June 2005	**171 978**	**3 963 880**	**2 202 688**	**180 326**	**1 167 161**	**7 686 033**
1 January 2006	**201 694**	**4 299 542**	**2 724 985**	**178 399**	**403 938**	**7 808 558**
30 June 2006	**220 613**	**4 392 848**	**2 634 563**	**212 067**	**250 746**	**7 710 837**

(all amounts in PLN thousand)

2. Intangible assets

	30 June 2006 (unaudited)	31 December 2005
Acquired licenses, patents and similar intangible assets	31 962	29 098
Acquired computer software	-	2
Other	81	-
Total intangible assets	**32 043**	**29 100**

The changes of intangible assets were as follows:

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Other	Total
Gross book value				
1 January 2005	3 470	156 538	189	160 197
Increase	-	10 138	-	10 138
Decrease	(134)	(602)	-	(736)
30 June 2005	**3 336**	**166 074**	**189**	**169 599**
1 January 2006	3 334	174 209	1 706	179 249
Increase	-	10 415	1 517	11 932
Decrease	(10)	(1 005)	(1 623)	(2 638)
30 June 2006	**3 324**	**183 619**	**1 600**	**188 543**
Accumulated depreciation and impairment allowances				
1 January 2005	3 462	125 332	185	128 979
Depreciation	3	9 857	4	9 864
Impairment allowances	(1)	(26)	-	(27)
Decrease	(132)	(562)	-	(694)
30 June 2005	**3 332**	**134 601**	**189**	**138 122**
1 January 2006	3 332	145 111	1 706	150 149
Depreciation	2	6 617	-	6 619
Other increases	-	-	1 435	1 435
Decrease	(10)	(71)	(1 622)	(1 703)
30 June 2006	**3 324**	**151 657**	**1 519**	**156 500**
Net book value				
1 January 2005	**8**	**31 206**	**4**	**31 218**
30 June 2005	**4**	**31 473**	**-**	**31 477**
1 January 2006	**2**	**29 098**	**-**	**29 100**
30 June 2006	**-**	**31 962**	**81**	**32 043**

(all amounts in PLN thousand)

3. Inventory

	30 June 2006 (unaudited)	31 December 2005
Raw materials	2 683 459	2 303 974
Work in progress	567 607	424 076
Finished goods	1 380 362	1 176 000
Merchandise	122 717	117 013
Total inventory	**4 754 145**	**4 021 063**

4. Trade and other receivables

	30 June 2006 (unaudited)	31 December 2005
Trade receivables	3 351 750	2 400 876
Taxation, duty and social security receivables	42 847	56 658
Receivables from sale of property, plant and equipment	16 426	16 469
Prepayments for property, plant and equipment	3 083	3 416
Dividends receivables	509 499	-
Excise tax and fuel charge receivables	213 879	158 649
Balance of acquired receivables of Unipetrol Group	155 730	286 255
Other receivables	81 169	36 392
Total trade and other receivables, gross	**4 374 383**	**2 958 715**
Receivables allowances	(239 328)	(232 623)
Total trade and other receivables, net	**4 135 055**	**2 726 092**

The receivables allowances:

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Receivables allowances, beginning of the period	232 623	336 037
Allowance made during the period	47 186	55 028
Allowance reversed during the period	(35 316)	(39 022)
Allowance used during the period	(5 165)	-
Receivables allowances, end of the period	**239 328**	**352 043**

5. Short-term prepayments

	30 June 2006 (unaudited)	31 December 2005
Leases	25 924	14 846
Insurances	16 334	35 816
Costs related to acquisition of assets	12 599	-
Other	19 410	8 040
Total	**74 267**	**58 702**

(all amounts in PLN thousand)

6. Cash and cash equivalents

	30 June 2006 (unaudited)	31 December 2005
Cash on hand and in bank	135 169	243 914
Other cash (incl. cash in transit)	29 757	39 595
Total cash and cash equivalents	**164 926**	**283 509**

7. Non-current assets classified as held for sale

In PKN ORLEN S.A. the following non-current assets have been classified as held for sale:

	30 June 2006 (unaudited)	31 December 2005
Shares in AW S.A. Holland II B.V.*	-	72 469
Shares in Zakład Budowy Aparatury S.A.**	11 792	-
Shares in Petrotel Sp. z o.o.***	6 150	-
Total non-current assets classified as held for sale	**17 942**	**72 469**

* As at 31 December 2005 PKN ORLEN held 165,924 shares standing for 9.218% stake in AWSA Holland II BV ("AWSA"). Shares in AWSA have been classified as held for sale. The value of shares was increased by the effect of valuation of the put option and presented separately in assets, due to it being a subject to sale of shares agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding S.A. The conclusion of the Pledged Sale Agreement resulted from exercising by PKN ORLEN of an option to sell the shares that was determined in the Supplementary Agreement signed on 14 November 2002 between PKN ORLEN S.A. and Kulczyk Holding S.A. The Supplementary Agreement provided that the put option is exercisable on each demand until 31 December 2006. The relevant demand was submitted to Kulczyk Holding S.A. on 28 December 2005. On 27 February 2006 PKN ORLEN received PLN 73,007 thousand in cash to the bank account. The above described shares had been purchased by PKN ORLEN from Orbis S.A. in November 2002 for the amount of PLN 61,400 thousand. AWSA, through its subsidiary, controls Autostrada Wielkopolska S.A., a concessionaire for the construction of A2 motorway in Poland. Shares of AWSA are not quoted on an active market.

** On 30 June 2006 sales agreement concerning all shares of Unipetrol Group in B.U.T. Ltd. was concluded with TELLMER Ltd., seated in Prague. Sales price set in the agreement was paid on 17 July 2006. Effective 17 July 2006 TELLMER Ltd became the sole shareholder of B.U.T. Ltd.

*** The share of UNIPETROL Group in CELIO company, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed in the third quarter of 2006. (Change in the value of shares as at 30 June 2006 as compared to 31 December 2005 results from change in exchange rates).

****Property, plant and equipment comprise land, buildings and constructions as well as machinery and equipment belonging to PKN ORLEN Group companies, including:
- assets of Agro Azoty II„ Włocławek" company designated for sale in accordance with the Resolution of the Supervisory Board of Anwil S.A. of 12 December 2005. The sale transaction is expected to be completed in the third quarter of 2006. As at 30 June 2006 and 31 December 2005 the assets for sale consist of real estate and movables (land, buildings and constructions, machinery and equipment) as well as shares in the net amount of PLN 4,006 thousand.
- a petrol station in Sławków worth PLN 1,776 thousand designated for sale in accordance with the decision of the Management Board of Rafineria Trzebinia S.A. of 25 November 2005. The Management Board has undertaken necessary steps as regards the selling of the petrol station. The sale transaction is expected to occur in 2006.

Assets held for sale are stated at cost less impairment losses since they are not quoted in an active market and their fair value cannot be reliably estimated by alternative methods.

(all amounts in PLN thousand)

8. Long-term liabilities - provisions

	30 June 2006 (unaudited)	31 December 2005
Land reclamation provision	404 714	404 714
Retirement benefits and jubilee bonuses	115 972	115 972
Business risk provision	3 800	3 800
Shield programmes provision	99 428	68 718
Other provisions	11 896	11 896
Total	**635 810**	**605 100**

9. Short-term liabilities - provisions

	30 June 2006 (unaudited)	31 December 2005
Land reclamation provision	44 048	46 350
Retirement benefits and jubilee bonuses	9 143	9 143
Business risk provision	360 226	361 727
Shield programmes provision	46 459	130 500
Other provisions	24 915	26 752
Total	**484 791**	**574 472**

The changes in provisions in particular periods were as follows:

Changes in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	404 714	115 972	3 800	68 718	11 896	605 100
Provision made during the period	-	-	-	30 710*	-	30 710
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	-	-	-	-	-	-
30 June 2006	404 714	115 972	3 800	99 428	11 896	635 810

* shield programmes provision reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	347 531	104 614	17 757	25 464	2 968	498 334
Provision made during the period	-	-	-	47 705	77	47 782
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	(200)	-	(413)	-	-	(613)
30 June 2005	347 331	104 614	17 344	73 169	3 045	545 503

(all amounts in PLN thousand)

Change in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	46 350	9 143	361 727	130 500	26 752	574 472
Provision made during the period	-	3 217	-	-	-	3 217
Provision used during the period	(2 302)	(3 217)	(1 501)	(53 331)	(1 820)	(62 171)
Provision reversed during the period	-	-	-	(30 710)*	(17)	(30 727)
30 June 2006	44 048	9 143	360 226	46 459	24 915	484 791

* shield programmes provision reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	106 143	9 013	46 384	44 536	29 371	235 447
Provision made during the period	-	5 084	314 863*	6 482	13 834	340 263
Provision used during the period	(1 817)	(5 084)	-	-	(7 000)	(13 901)
Provision reversed during the period	(1 850)	-	-	-	(5 998)	(7 848)
30 June 2005	102 476	9 013	361 247	51 018	30 207	553 961

* incl. provision for the negative financial impact of execution of the agreements concerning the disposal of portion of of assets and liabilities of Unipetrol Group

Total long-term and short-term provisions

30 June 2006	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	404 714	115 972	3 800	99 428	11 896	635 810
Short-term provisions	44 048	9 143	360 226	46 459	24 915	484 791
Total provisions	448 762	125 115	364 026	145 887	36 811	1 120 601

30 June 2005	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	347 331	104 614	17 344	73 169	3 045	545 503
Short-term provisions	102 476	9 013	361 247	51 018	30 207	553 961
Total provisions	449 807	113 627	378 591	124 187	33 252	1 099 464

(all amounts in PLN thousand)

10. Trade and other liabilities and accrued expenses

	30 June 2006 (unaudited)	31 December 2005
Trade liabilities	2 543 405	2 000 402
Liabilities due to acquisition of property, plant and equipment	87 673	250 469
Holiday pay accrual	19 946	17 711
Payroll liabilities	20	12 769
Loyalty programme VITAY	72 667	61 858
Excise tax and fuel charge liabilities	725 421	646 989
Other taxation, duty and social security liabilities	264 181	319 138
Other liabilities and accrued expenses	60 710	127 606
Total	**3 774 023**	**3 436 942**

11. Deferred income

	30 June 2006 (unaudited)	31 December 2005
Subventions	1 129	1 168
Total	**1 129**	**1 168**

(all amounts in PLN thousand)

12. Segment data

Revenues, costs and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Revenues												
Sales to external customers	13 018 977	8 478 994	1 830 407	1 062 798			253 327	157 675			15 102 711	9 699 467
Transactions with other segments	2 688 002	1 233 012	1 395 047	774 445			389 493	309 699	(4 472 542)	(2 317 156)	-	-
Settlement of hedging transactions			56 227	49 330							56 227	49 330
Total sales revenues	15 706 979	9 712 006	3 281 681	1 886 573			642 820	467 374	(4 472 542)	(2 317 156)	15 158 938	9 748 797
Total operating cost	(14 707 455)	(8 211 754)	(3 052 380)	(1 463 678)			(578 622)	(461 847)	4 472 542	2 317 156	(13 865 915)	(7 820 123)
Other operating revenues	37 311	44 692	15 447	7 455			2 642	13 070			55 400	65 217
Other operating expenses	(48 341)	(98 400)	(23 749)	(11 876)			(10 120)	(10 631)			(82 210)	(120 907)
Segment result	988 494	1 446 544	220 999	418 474	-	-	56 720	7 966	-	-	1 266 213	1 872 984
Unallocated revenues											7 375	4 043
Unallocated costs											(192 804)	(549 291)
Profit from operations											1 080 784	1 327 736
Financial revenues											591 443	493 687
Financial expenses											(82 938)	(190 349)
Profit before tax											1 589 289	1 631 074
Income tax expense											(188 453)	(337 829)
Net profit											1 400 836	1 293 245

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Segment assets employed	11 913 617	9 627 641	2 563 522	3 122 068	-	-	1 904 160	1 586 145	16 381 299	14 335 854
Unallocated assets, incl.									4 632 775	4 874 266
classified as held for sale									17 942	72 469
Total assets									21 014 074	19 210 120
Segment liabilities	2 978 058	2 726 986	124 742	178 754	-	-	332 849	407 217	3 435 649	3 312 957
Unallocated liabilities									3 346 424	3 032 460
Total liabilities									6 782 073	6 345 417

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment for 6 months ended		Petrochemical Segment for 6 months ended		Chemical Segment for 6 months ended		Other operations for 6 months ended		Total for 6 months ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Cost incurred to acquire segment property, plant and equipment and intangible assets	257 340	212 219	45 536	221 286	-	-	39 985	26 328	342 861	459 833
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									13 524	24 638
Total cost incurred to acquire property, plant and equipment and intangible assets									356 385	484 471
Segment depreciation	235 481	257 837	118 828	52 831	-	-	73 644	83 061	427 953	393 729
Depreciation of unallocated assets									12 444	16 637
Total depreciation									440 397	410 366
Non-cash expenses other than depreciation	44 523	43 525	12 419	828	-	-	19 196	71 235	76 138	115 588

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

	Refining Segment for 6 months ended		Petrochemical Segment for 6 months ended		Chemical Segment for 6 months ended		Other operations for 6 months ended		Total for 6 months ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Impairment allowances	22 912	41 751	12 419	828	-	-	4 403	1 027	39 734	43 606
Unallocated allowances									13 603	2 777
Total impairment allowances									53 337	46 383
Reversal of impairment allowances	28 256	41 725	11 499	743	-	-	2 145	4 822	41 900	47 290
Unallocated reversal of impairment allowances									8 153	99
Total reversal of impairment allowances									50 053	47 389

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Company's sales revenues by geographical segments for the I half of 2006 and I half 2005

	Revenues from sale by geographical area	
	for 6 months ended	
	30 June 2006	30 June 2005
Poland	11 957 379	8 891 416
Germany	223 962	184 885
Czech Republic	2 379 871	216 166
Other countries	597 726	456 330
Total revenues from sale by geographical area	15 158 938	9 748 797

(all amounts in PLN thousand)

13. Cost by kind

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Materials and energy	9 489 240	6 263 848
Cost of merchandise and materials sold	3 345 478	620 161
External services	768 847	673 062
Payroll, social security and other employee benefits	265 826	236 188
Depreciation	440 397	410 366
Taxes and charges	119 471	119 824
Other	152 201	549 071
	14 581 460	**8 872 520**
Change in inventory, prepayments and accrued expenses	(388 445)	(326 800)
Cost of products and services for own use	(52 086)	(55 399)
Operating cost	**14 140 929**	**8 490 321**
Distribution expenses	(726 715)	(702 616)
General and administrative expenses	(248 317)	(245 267)
Other operating expenses*	(97 083)	(454 492)
Cost of finished goods, merchandise and raw materials sold	**13 068 814**	**7 087 946**

* including abnormal amount of wasted material, labor and other productions costs, excluded from the cost of inventories in accordance with IAS 2 "Inventory".

14. Net financial revenues and expenses

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Interest paid	(37 461)	(25 761)
Negative foreign exchange differences surplus	-	(125 717)
Positive foreign exchange differences surplus	7 487	-
Interest received	14 690	53 262
Gains on trade in shares and other securities	2 033	46 054
Dividends received	551 286	125 356
Discount on the acquisition of receivables of Unipetrol Group	4 276	238 262
Decrease in receivables allowances	3 594	4 717
Increase in receivables allowances	(7 525)	(10 313)
Other	(29 875)	(2 522)
Total	**508 505**	**303 338**

(all amounts in PLN thousand)

15. Income tax expense

	for 6 months ended 30 June 2006 (unaudited)	for 6 months ended 30 June 2005 (unaudited)
Current tax	(264 852)	(343 871)
Deferred tax	76 399	6 042
Total	**(188 453)**	**(337 829)**

16. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in other non-current assets and trade and other receivables	(1 395 667)	(676 441)
Change in dividends receivables	509 499	32 519
Change in receivables from the sale of shares	11 780	-
Change in acquired receivables due from Unipetrol a.s. Group entities	(111 374)	412 348
Change in advances for construction in progress	(333)	(13 813)
Rother	(805)	(1 419)
Change in receivables in the cash flow statement	(986 900)	(246 806)

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	337 042	1 449 650
Change in investment liabilities	162 796	(1 140)
Change in dividends liabilities	-	(911 020)
Liabilities due to acquisition of shares of Unipetrol a.s. Group	-	(221 295)
Rother	394	(5 968)
Change in liabilities and accrued expenses in the cash flow statement	500 232	310 227

	I half 2006 (unaudited)	I half 2005 (unaudited)
Balance sheet change in provisions	(58 971)	365 683
Change in deferred tax liabilities related to fair value adjustment of non-current assets	9 485	4 398
Change in provisions in the cash flow statement	(49 486)	370 081

(all amounts in PLN thousand)

Other captions in the cash flow statement

In the cash flow statement for the first half of 2006:

- in position 'Other' in operating activity the amount of PLN 70,684 thousand is presented which consists of the following items:

Loss on foreign exchange differences	58 062
Change in receivables/ liabilities related to financial instruments	33 863
Change in prepayments and deferred income	(21 241)

Total	70 684
	=======

In the cash flow statement for the first half of 2005:

- in position 'Other' in operating activity the amount of PLN (165,569) thousand is presented which consists of the following items:

Change in acquired receivables due from Unipetrol a.s. Group entities	(412 348)
Proceeds/outflows from acquisition of receivables due from Unipetrol a.s. Group entities	176 707
Loss on foreign exchange differences	77 138
Change in prepayments and deferred income	(12 681)
Rother	5 615

Total	(165 569)
	=======

17. Other

These abbreviated unconsolidated financial statements were authorized by the Management Board in its seats on 26 September 2006.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Krzysztof Szwedowski

....
Member of the Bard
Paweł Szymański

Płock, 26 September 2006

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE ABBREVIATED INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of PKN ORLEN S.A.

We have reviewed the accompanying abbreviated interim unconsolidated financial statements of PKN ORLEN S.A., with its registered office in Płock, 7 Chemików Street, that consist of the balance sheet as at 30 June 2006, with total assets and total liabilities and equity of PLN 21,014,074 thousand, the profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 1,400,836 thousand, the statement of changes in equity for the period from 1 January 2006 to 30 June 2006 with an increase in equity of PLN 1,367,298 thousand, the cash flow statement for the period from 1 January 2006 to 30 June 2006 with a decrease in cash amounting to PLN 117,770 thousand and abbreviated explanatory notes.

Management of PKN ORLEN S.A. is responsible for the preparation and presentation of these abbreviated interim financial statements in accordance with the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) which states that an issuer, being a parent company, is not required to submit separate interim financial statements, provided that abbreviated interim unconsolidated financial statements comprising of: a balance sheet, profit and loss account, statement of changes in equity, cash flow statement and abbreviated explanatory notes, including information and data which is significant for assessment of the issuer's financial position and financial performance and which is not included in the interim consolidated financial statements, are presented with the interim consolidated financial statements. Our responsibility is to issue a report on these abbreviated interim financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements* issued by the Polish National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

Based on our review, nothing has come to our attention that causes us to believe that the accompanying abbreviated interim unconsolidated financial statements of PKN ORLEN S.A. are not prepared, in all material respects, in accordance with accounting principles as described in note 1 of the abbreviated explanatory notes to these abbreviated interim unconsolidated financial statements.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 26 September 2006